Exhibit 99.3
RESILIENT AND READY MANAGeMeNt INFoRMAtIoN CIRCUL AR AND NotICe oF ANNUAL MeetING oF SHAReHoLDeRS MAY 2, 2025

Notice of Annual Meeting of Shareholders When Friday, May 2, 2025 at 10:00 a.m. (Eastern Daylight Time) Where Via live webcast online at meetings.lumiconnect.com/400-836-811-093. We look forward to your participation at the meeting. Through our live webcast, you will be able to attend the meeting live, submit questions in writing or orally and vote your shares while the meeting is being held. Business of the Meeting 1. receiving our consolidated financial statements for the year ended December 31, 2024, and the auditors’ reports thereon; 2. electing our directors; 3. appointing our auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 15 of the accompanying management information circular) accepting our approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; 5. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 15 of the accompanying management information circular) accepting our Climate Action Plan as disclosed in the accompanying management information circular; and 6. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. Your vote is important The Board of Directors has fixed March 7, 2025 as the record date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. Your vote is important, even if you do not intend on attending the meeting. Please refer to the section entitled “Voting Procedures, Processes and Restrictions” beginning on page 9 of the accompanying management information circular for detailed instructions on how to vote your shares. As always, we encourage you to cast your vote prior to the annual meeting. By order of the Board of Directors Cristina Circelli Vice-President, Corporate Secretary and General Counsel March 10, 2025 Montreal, Quebec

CN | Management Information Circular 2025 1 Letter to Shareholders March 10, 2025 Dear Shareholder, On behalf of the Board of Directors (Board) and management of Canadian National Railway Company (the Company or CN), we cordially invite you to attend the annual meeting of shareholders (Meeting), which will be held online on May 2, 2025, at 10:00 a.m. (Eastern Daylight Time). Our management information circular (Information Circular) describes the business to be conducted at the Meeting and provides information on executive compensation as well as CN’s sustainability and governance practices. In addition to these items, we will discuss highlights of our 2024 performance and our plans for the future. CN is committed to long-term value creation through solid financial performance, increased shareholder distributions, a strong balance sheet and sound capital investment. We are focused on our purpose to power the economy and our aim is to generate value for our customers, shareholders, employees and stakeholders with an unwavering commitment to safety and service. To do this, CN continues advancing our three strategic priorities: sustain and build on our reliable, safe and efficient customer service; grow our business by helping our customers win in their markets, notably through specific initiatives unique to our network; and develop our people who are the engine for our success. CN is charting the course for a sustainable future. Five principles anchor our commitment: Environment, Safety, People, Community, and Governance. The actions that we take to deliver responsibly are guided by and connected to our overall ambition to create shareholder value by sustainably growing our business. For more information on the Company’s strategy and 2024 financial and operating performance, please consult our 2024 Report to Shareholders – RESILIENT AND READY. CN values the support and perspectives of our shareholders. The Board and the Company's management continue making it a priority to engage consistently and openly and to keep you informed of our strategy, risks and opportunities, as well as our performance. We also understand our important responsibilities to the diverse mix of customers we serve, and to the communities and environments in which we operate. We are deepening engagement with stakeholders and with Indigenous communities along our network in Canada. We are also actively engaged with and give back to our communities. In 2024, we introduced our first Indigenous Reconciliation Action Plan (IRAP), which will guide our journey to reconciliation based on key pillars identified through open discussions with and feedback from Indigenous communities in Canada. Our IRAP provides a strong foundation for fostering continuous learning and meaningful actions in our ongoing efforts to support and honour Indigenous communities. Our Board of Directors remains steadfast in its commitment to ensuring leading governance practices and is confident in the Company’s strategic direction. The Board also takes very seriously its obligations to oversee enterprise risks and to ensure that management is taking the appropriate actions to address strategic and business performance, as well as current and emerging risks, and is building the necessary resiliency. The Board is well organized to do this. In the past year, the Board’s committees were restructured to remain focused on performance and enterprise risks and prioritize the Company’s business objectives, including the safety and efficiency of our operations. This new structure is working effectively. This focus represents a continued evolution of the Board’s enterprise risk management practices to anticipate and mitigate unforeseen challenges, and to be alert and ready to seize potential opportunities. The Board continues to work collaboratively and constructively with CN's management team as they drive agility, adaptability, as well as efficient planning and prioritization. Regardless of the challenges we may face from time to time, CN remains focused on delivering for our customers, facilitating their growth and the growth of the Canadian and U.S. economies. Your participation in the affairs of the Company is important to us. To that effect, we are pleased to continue to embrace the latest webcast meeting technology, including live video and audio streams with simultaneous English and French translation and closed captioning, to provide easy access and live communication for our shareholders and the Company. We are also providing a conference call feature, with English and French lines. This setup enables greater participation by our shareholders from any location in the world. It also aligns with our sustainability vision and practices. As in prior years and in accordance with our by-laws and applicable laws, we remain committed to effective shareholder engagement at the Meeting; our webcast will provide you with the opportunity to vote, ask questions in real time and interact with select members of the Board and senior executive officers of the Company. We encourage you to vote your shares in advance of the Meeting over the internet, by phone, or by completing and returning the enclosed proxy or voting instruction forms by mail, as applicable, even if you plan to attend the webcast Meeting. Please consult the section entitled “Delivery of Meeting Materials and Meeting Information” beginning on page 7 of the Information Circular to find out how to attend the Meeting and vote your shares. We are looking forward to your attendance at the Meeting. We thank you for your continued trust and support as we work to fulfill our purpose to power the economy. Please stay safe. Sincerely, Shauneen Bruder Chair of the Board of Directors Tracy Robinson President and Chief Executive Officer Letter to Shareholders

Letter to Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 Executive Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 Our Board of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 Delivery of Meeting Materials and Meeting Information . . . 7 Delivery of Meeting Materials . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7 Important Information About the Meeting . . . . . . . . . . . . . . . . . . 8 Voting Procedures, Processes and Restrictions . . . . . . . . . . . . . . 9 Additional Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12 Business of the Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13 Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13 Election of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13 Appointment of Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14 Advisory Vote on Executive Compensation . . . . . . . . . . . . . . . . 15 Advisory Vote on Climate Change . . . . . . . . . . . . . . . . . . . . . . . . . 15 Other Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15 Nominees for Election to the Board . . . . . . . . . . . . . . . . . . . . . . . . 16 Board of Directors Compensation . . . . . . . . . . . . . . . . . . . . . . . . . 28 Statement of Corporate Governance Practices . . . . . . . . . . . 32 Climate Action Plan Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49 Statement of Executive Compensation . . . . . . . . . . . . . . . . . . . . 53 Compensation Discussion and Analysis . . . . . . . . . . . . . . . . . . . 59 Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 91 Schedule “A” | Mandate of the Board . . . . . . . . . . . . . . . . . . . . . . 92 Schedule “B” | Reports of the Committees . . . . . . . . . . . . . . . . . 95 Report of the Audit, Finance and Risk Committee . . . . . . . . . . 95 Report of the Governance and Sustainability Committee . . . 97 Report of the Safety and Environment Committee . . . . . . . . . 98 Report of the Human Resources and Compensation Committee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 99 Schedule “C” | Additional Audit, Finance and Risk (AFR) Committee Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .100 2 CN | Management Information Circular 2025 What’s Inside Shareholder Voting Matters and Recommendation VOTING MATTER Election of 11 Directors BOARD VOTE RECOMMENDATION FOR each nominee FOR MORE INFORMATION SEE PAGE 16 VOTING MATTER Appointment of KPMG LLP as Auditors BOARD VOTE RECOMMENDATION FOR FOR MORE INFORMATION SEE PAGE 14 VOTING MATTER Advisory Resolution on Executive Compensation BOARD VOTE RECOMMENDATION FOR FOR MORE INFORMATION SEE PAGE 15 VOTING MATTER Advisory Resolution on Climate Action Plan BOARD VOTE RECOMMENDATION FOR FOR MORE INFORMATION SEE PAGE 15 This Information Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders to be held on May 2, 2025 or at any adjournment or postponement thereof. In this document “you” and “your” refer to the shareholders of CN and “CN”, the “Company”, “we”, “us”, or “our” refer to Canadian National Railway Company. The Meeting will be held on May 2, 2025, at 10:00 a.m. (Eastern Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at March 10, 2025, except as indicated otherwise. Other than in instances where CN specifically provides otherwise, information contained on, or accessible through, our website is not incorporated by reference into this Information Circular.

CN | Management Information Circular 2025 3 Forward-Looking Statements Certain statements included in this Information Circular or incorporated by reference herein are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including, but not limited to, statements relating to our operations, priorities and plans, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements also include, but are not limited to, statements relating to revenue growth opportunities, including those referring to general economic and business conditions; statements relating to our sustainability-related strategies and goals and commitments, including our climate goals and expected benefits of new technologies; and statements relating to pension contributions. Forward-looking statements may be identified by the use of terminology such as “believes”, “expects”, “anticipates”, “assumes”, “outlook”, “plans”, “targets”, “goals” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States, including its Annual Information Form and Form 40-F. See the section entitled “Business risks” of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2024 (the MD&A), which section is incorporated by reference into this Information Circular, for a description of major risk factors relating to CN. The MD&A may be found online on SEDAR+ at www.sedarplus.ca, on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov through EDGAR, and on CN’s website at www.cn.ca in the “Investors” section. The risks and uncertainties described in the MD&A are not the only ones that could affect the Company. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company’s business. CN has sustainability-related commitments and climate goals, and continues to assess the impact on its operations of related initiatives, plans and proposals that CN and other stakeholders (including government, regulatory and other bodies) are pursuing in relation to climate change and carbon emissions. The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the section entitled “Reputation” in the Business risks discussion located on pages 66 to 67 of the MD&A. CN’s Climate Action Plan Report contains forward-looking statements, including, without limitation, statements relating to CN’s science-based 2030 target to reduce Scope 1 and 2 greenhouse gas (GHG) emissions and to reduce Scope 3 GHG emissions from fuel- and energy-related activities, the Company’s net-zero target, and its ability to neutralize Scope 3 residual emissions by leveraging nature-based solutions. The forward-looking statements contained in the Climate Action Plan Report represent CN’s expectations as of the date of the Climate Action Plan Report (or as of the date they are otherwise stated to be made) and are subject to change after such date. In addition, forward-looking statements contained in the Climate Action Plan Report for periods beyond 2026, such as the Company’s science-based targets, involve longer-term estimates and are subject to greater uncertainty. CN’s science-based targets and climate goals are based on a number of assumptions including, without limitation: no changes in carbon markets; no significant changes to sustainability strategies and scientific, methodological or technological developments, including future investments in and the availability of GHG emissions-reduction tools and technologies; no significant shifts in the science, data, methodology and legal and financial considerations underlying the Company’s climate and sustainability-related analysis and strategy, including those developed and used by organizations such as the Science-Based Targets initiative (SBTi); the ability of the Company to successfully implement its climate and sustainability-related strategies and initiatives; the Company’s ability to work with governments and third parties to mitigate the impacts of climate change; no significant changes in the willingness of customers to acquire the Company’s services; no significant changes in the cost of maintenance or network expansion; and no significant changes in the accuracy, consistency and usefulness of climate or sustainability-related data (including data underlying the Company’s current or future goals and their baselines). The achievement of CN’s science-based targets and climate goals is also subject to circumstances outside of the Company’s control and depends on many factors, including, without limitation: the availability and cost competitiveness of sufficient volumes of sustainable renewable fuels and the development and availability of new technologies (such as alternative propulsion locomotive technologies); the successful trials and qualifications of up to 100% sustainable renewable fuel blends; and the cooperation of third parties such as suppliers, customers, supply chain partners and regulators. CN has considerably less control impact over the reduction of its Scope 3 GHG emissions than over its Scope 1 and Scope 2 GHG emissions, given that it must rely on the engagement and collaboration of suppliers and supply chain partners in reducing their own GHG emissions. Accordingly, failure to cooperate from these third parties could adversely affect the Company’s ability to meet its Scope 3 GHG emissions reduction target. The successful accomplishment of the Company’s goals could be significantly disrupted by the inability of its suppliers to deliver, whether due to insolvency, logistical challenges, or other unforeseen factors that hinder their capacity to fulfill their respective obligations. In addition, the achievement of its climate goals may expose CN to certain additional heightened financial and operational risks, and is expected to require additional capital or operating costs, which may be higher than anticipated. Moreover, future events could lead CN to prioritize other nearer-term interests over progressing towards the Company’s current climate goals based on business strategy, economic, regulatory and social factors, and potential pressure from investors, activist groups or other stakeholders. While the Company currently believes its goals are reasonably achievable, there can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements. The exact nature of future binding or non-binding legislation, regulations, standards, and agreements remains uncertain, as does their potential financial, operational, or broader impact. The Company’s inability to meet evolving requirements and/or expectations could materially adversely affect the CN’s brand and reputation, which could in turn materially adversely affect CN’s results of operations or its financial position. CN’s access to capital could also be negatively affected if financial institutions, rating agencies and/or lenders adopt more restrictive ESG policies that the Company may not be able to meet. The industry data presented in the Climate Action Plan Report has been obtained from a combination of third-party information, including third-party disclosures and websites, and estimates of management. While those external sources are believed to be reliable, they have not been independently verified, and management has no assurance that the information contained in third-party websites is current and up to date. While management is not aware of any misstatements regarding the industry data presented in the Climate Action Plan Report, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed in this section on "Forward-Looking Statements" and under the section entitled “Reputation” in the Business risks discussion located on pages 66 to 67 of the MD&A. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Non-GAAP Measures This Information Circular makes reference to non-GAAP measures including adjusted operating income, adjusted net income and adjusted diluted earnings per share that do not have any standardized meaning prescribed by United States generally accepted accounting principles (GAAP) and therefore, may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the section entitled “Non-GAAP measures” on page 18 of the MD&A, which section is incorporated by reference into this Information Circular. The MD&A was filed on February 4, 2025 and may be found online on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the “Investors” section.

4 CN | Management Information Circular 2025 Executive Summary 2024 Highlights Restructured our Board Committees with the view of further aligning our Committee structure with our enhanced focus on strategic topics and enterprise risks (more information on page 34). Updated our director competency matrix to ensure our Board of Directors continues to reflect the skills and experience required to further the Company’s strategy (more information on page 39). Adopted our first Indigenous Relations Policy and Indigenous Reconciliation Action Plan to reaffirm our commitment to strengthening ties with Indigenous communities and guide our reconciliation efforts in Canada (more information on page 48). Reviewed our Code of Business Conduct to ensure continued alignment with best governance practices and with the Company’s values (more information on our Code of Business Conduct on page 33). Our Board of Directors Board of Directors Highlights 5× 14 years Directors’ minimum share ownership requirement set at 5 times the annual director retainer, to be achieved within 5 years of election to the Board Term limit for directors from their initial election or appointment date 0 3.7 years Board members that sit together on the board of another company Average tenure of current Board members 50% 99.3% Percentage of independent director nominees who are women Average percentage of votes in favour of our directors at the 2024 annual general meeting 100% All Attendance at regularly scheduled meetings of the Board of Directors in 2024 director nominees, except for our President and CEO, are independent The following summary highlights some of the important information you will find in this Information Circular, as well as information about our Company. You should read the entire Information Circular carefully before voting. Executive Summary

CN
Executive Summary

Our Director Nominees

	NAME/AGE[1]	PRINCIPAL COMPETENCIES[2]	DIRECTOR SINCE	OCCUPATION	OTHER CURRENT PUBLIC BOARDS	SHARE OWNERSHIP[3] (MULTIPLE OF REQUIREMENT)	% OF VOTES FOR 2024
	**Shauneen Bruder** (65)	• CEO/Executive Leadership Experience • Corporate Governance/Public Company Experience • Risk Management • Technology/Innovation/Artificial Intelligence/Cybersecurity	2017	Corporate Director and Chair of the Board, CN	–	1.3	99.14
	**Jo-ann dePass Olsovsky** (60)	• Technology/Innovation/Artificial Intelligence/Cybersecurity • CEO/Executive Leadership Experience • Transport Industry/Logistics/Supply Chain/Operations • People and Talent Management/Organized Labour	2021	Corporate Director	1	1.2	99.06
	**David Freeman** (70)	• Transport Industry/Logistics/Supply Chain/Operations • Safety • CEO/Executive Leadership Experience • Customer Experience/Sales/Marketing	2022	Corporate Director	–	0.9	99.48
	**Denise Gray** (62)	• CEO/Executive Leadership Experience • Corporate Governance/Public Company Experience • Technology/Innovation/Artificial Intelligence/Cybersecurity • ESG	2021	Corporate Director	1	0.9	99.4
	**Justin M. Howell** (54)	• International/Global Experience and Perspective • ESG • Corporate Governance/Public Company Experience • Finance/Accounting/Investor Relations/Capital Markets	2021	Corporate Director	1	0.7	99.16
	**Susan C. Jones** (55)	• CEO/Executive Leadership Experience • Government/Regulatory/Public Policy/Legal • People and Talent Management/Organized Labour • Customer Experience/Sales/Marketing	2022	Corporate Director	1	0.9	99.5
	**Robert Knight** (67)	• Finance/Accounting/Investor Relations/Capital Markets • Transport Industry/Logistics/Supply Chain/Operations • Stakeholder Relations/Community Engagement • Corporate Governance/Public Company Experience	2022	Corporate Director	2	0.6	99.49
	**Michel Letellier** (60)	• CEO/Executive Leadership Experience • Stakeholder Relations/Community Engagement • Finance/Accounting/Investor Relations/Capital Markets • ESG	2022	President and Chief Executive Officer, Innergex Renewable Energy Inc.	1	0.6	99.32
	**Margaret A. McKenzie** (63)	• Finance/Accounting/Investor Relations/Capital Markets • Risk Management • Corporate Governance/Public Company Experience • ESG	2020	Corporate Director	1	2.2	99.13
	**Al Monaco** (65)	• CEO/Executive Leadership Experience • Safety • Finance/Accounting/Investor Relations/Capital Markets • ESG	2023	Corporate Director	1	1.7	99.1
	**Tracy Robinson** (61)	• CEO/Executive Leadership Experience • Transport Industry/Logistics/Supply Chain/Operations • Government/Public Policy/Regulatory/Legal • Customer Experience/Sales/Marketing	2022	President and Chief Executive Officer, CN	–	Note 4	99.87

(1) For more detailed director nominee profiles, please refer to pages 16 to 27 of this Information Circular.

(2) For a more complete description and representation of each director's competencies, please refer to page 39 of this Information Circular.

(3) For a discussion on the shareholding requirements of the Board Chair and non-executive directors, please see the section on "Share Ownership" on page 30 of this Information Circular.

(4) For a discussion on Tracy Robinson's shareholding requirements, please see the section on "Stock Ownership" on page 67 of this Information Circular. Ms. Robinson is also enrolled in the Employee Share Investment Plan (**ESIP**). See "Employee Share Investment Plan" on page 67 of this Information Circular.

CN | Management Information Circular 2025 5

6 CN | Management Information Circular 2025 Sustainability at CN Governance Best Practices ✓ All directors (including our Board Chair) are independent, with the exception of our President and CEO. ✓ Adopted board interlock guidelines to further strengthen directors’ independence. ✓ Separate Board Chair and President and CEO. ✓ Director term limit set at 14 years and retirement age set at 72 years in order to favour Board refreshment. ✓ Term limits for Board and Committee Chairs to favour refreshment in Board leadership positions. ✓ Safety briefings are held regularly before meetings of the Board in line with our safety culture. ✓ Robust annual Board evaluation process, which incorporates feedback from management on Board effectiveness and peer reviews for individual directors. ✓ The Board and each Board Committee meet in camera at or after every meeting, including special meetings. ✓ Written Stakeholder and Indigenous Peoples Engagement Framework solidifies our commitment to engagement with our stakeholders and Indigenous communities across our network in Canada. ✓ Comprehensive orientation program for new directors and continuing education program for existing directors, which includes education materials and presentations on key topics such as safety; technology, artificial intelligence and cybersecurity; sustainability and climate change. ✓ Solid ethics program and written Code of Business Conduct which sets forth our values, mission and principles, and applies to all directors, officers and employees of CN. ✓ Share ownership guidelines adopted for directors, including shareholding requirements which continue for two years after directors leave the Board. Sustainability Leadership Annual advisory vote on CN’s Climate Action Plan received an approval rate of 97.51% at the 2024 annual meeting. Ranked among the Best 50 Corporate Citizens in Canada by Corporate Knights for the 16th consecutive year. Our Board of Directors was once again ranked in one of the 1st positions in Canada for Corporate Governance in the Globe and Mail’s Board Games, following an annual comprehensive assessment of 215 S&P/TSX Composite Index Members. Ranked as a leader in the road & rail transport industry on the MSCI ESG rating for 2024. Named as one of the top sustainability performers in the transportation industry by S&P Global Sustainability Yearbook 2025. Listed on the Dow Jones Best-in-Class World Index and on the Dow Jones Best-in-Class North America Index in 2024, for the 13th and 16th consecutive years, respectively. Transparency Our biennial Delivering Responsibly sustainability report is part of our commitment to being open about our business and to communicate our progress with focus, clarity and comparability. Our most recent Delivering Responsibly sustainability report was published in 2023, and in 2024, we published our annual sustainability data supplement report, disclosing our key sustainability performance indicators and progress towards our sustainability ambitions. The Delivering Responsibly sustainability report and sustainability data supplement report, as well as our latest CDP Climate Change Response report, including a Task Force on Climate-Related Financial Disclosures (TCFD) index, are available on our website at www.cn.ca. Executive Compensation Disciplined Approach to Compensation CN’s approach to executive compensation continues to be driven by its goal to incentivize executives to create and deliver sustainable returns to shareholders. CN exercises a disciplined approach by ensuring short- and long-term incentive plans are structured to align realized pay with shareholder returns. Overall, CN’s approach to executive compensation ensures that target compensation supports the attraction and retention of executive talent while remaining within our executive compensation policy. The 2024 executive compensation policy, which received an approval rate of 97.41% at the 2024 annual meeting of shareholders, aims to position target total direct compensation of our NEOs at the 50th percentile of the NEO comparator group, on average. Best Executive Compensation Best Practices Adopted by CN ✓ The Annual Incentive Bonus Plan for NEOs is based on three factors; Corporate Financial component (70%), Corporate Strategic component (20%), and Corporate Safety component (10%), all based on performance against pre-set goals. ✓ Approximately 82.4% of NEOs’ target total direct compensation is at-risk and linked to CN’s performance. ✓ We provide shareholders with an annual advisory “say-on-pay” vote. In 2024, our approach to executive compensation received 97.41% votes in favour. ✓ Benchmark compensation against a reasonable/size appropriate peer group. ✓ Incentive payout capped and no guaranteed minimum payout. ✓ Increased weighting of performance-based awards (PSUs) since 2024. ✓ Stringent share ownership requirements. ✓ President and CEO post-employment shareholding requirement. ✓ Extended executive clawback policy allowing the clawback of bonus or incentive-based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement. ✓ Double trigger change-of-control provisions. ✓ Employees cannot engage in hedging activity or in any form of transactions in publicly-traded options on securities of CN. ✓ No change of control tax gross-up protection. Current NEOs 2024 Target Pay at Risk 17.6% Base Salary 82.4% At-Risk 15.0% Annual Incentive Bonus Plan 48.3% Performance Share Units Awards 19.1% Stock Options Awards Executive Summary

CN | Management Information Circular 2025 7 Delivery of Meeting Materials and Meeting Information Delivery of Meeting Materials Consistent with past years, we are using “Notice-and-Access” to deliver this Information Circular to both registered and non-registered shareholders. Using Notice and Access allows for quick access to the Information Circular, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. Instead of receiving a paper copy of the Information Circular in the mail, shareholders who hold common shares of CN on the record date of March 7, 2025 (the Record Date) have access to it online. Shareholders will receive a package in the mail with a notice (the Notice) explaining how to access the Information Circular electronically and how to request a paper copy of it. A proxy form for registered shareholders or a voting instruction form for non-registered shareholders or holders of Employee Shares (as defined herein) will be included with the Notice, with instructions on how to vote your shares. Shareholders will also receive a virtual meeting guide (Virtual AGM User Guide) with detailed instructions on how to attend, vote, and ask questions at the virtual Meeting. How to Access the Information Circular Electronically The Information Circular is available electronically through the following websites: • CN’s website: www.cn.ca/en/investors • CN’s Transfer Agent, Computershare Trust Company of Canada (Computershare): www.envisionreports.com/CNR2025 • SEDAR+: www.sedarplus.ca • SEC: www.sec.gov through EDGAR How to Request a Paper Copy of the Information Circular and Financial Statements You may request paper copies of the Information Circular and the consolidated financial statements for the year ended December 31, 2024, as well as the auditors’ report thereon (the Financial Statements) and the related MD&A (collectively, the Meeting Materials) at no cost up to one year from the date the Information Circular was filed on SEDAR+ (on or about March 26, 2025). If you wish to receive paper copies of the Meeting Materials before the Meeting, your request should be received at least 10 business days prior to the Meeting date (before April 16, 2025) to ensure that you receive the Meeting Materials in advance of the Meeting. Please note that if you request a paper copy of the Meeting Materials, you will not receive another proxy form or voting instruction form – you should retain your current one to vote your common shares before the Meeting. Before the Meeting Registered Shareholders and Holders of Employee Shares (as defined herein) may request paper copies of the Meeting Materials at no cost to you by calling Computershare at 1-866-962-0498 and entering your 15-digit control number as indicated on your proxy form or voting instruction form, as applicable, and following the instructions provided. Non-registered Shareholders (as defined herein) may request paper copies of the Meeting Materials by calling 1-877-907-7643 and entering the 16-digit control number provided on your voting instruction form and following the instructions provided. Please refer to the “Important Information About the Meeting – Assessing Shareholder Status” section on page 8 of this Information Circular if you are unsure whether you are a registered shareholder, a holder of Employee Shares or a non-registered shareholder of the Company. After the Meeting You may request paper copies of the Meeting Materials after the Meeting at no cost by contacting Computershare via their website www.investorcentre.com/service or by phone at 1-800-564-6253. A copy of the Meeting Materials will be sent to you within 10 calendar days of receiving your request. QUESTIONS If you have any questions regarding the Notice-and-Access mechanism or the Meeting, you can contact Computershare via their website (www.investorcentre.com/service) or by phone at 1-800-564-6253. Charlotte, MI Photo by CN Employee Dylan Dowen Meeting Information

8 CN | Management Information Circular 2025 Important Information About the Meeting The Meeting will be virtual-only, via a live video webcast, which facilitates the full and equal participation of our shareholders by providing the flexibility and the opportunity to attend and participate at the Meeting from anywhere in the world. Holding a virtual-only Meeting is also cost effective, and is aligned with our sustainability vision and practices. We are committed to effective shareholder engagement at the Meeting and have engaged an experienced virtual meeting provider to put in place various measures to enhance shareholder access, participation and communication at the Meeting, namely: • a live video webcast feature; • a conference call feature (with English and French lines); • simultaneous translation (English and French); and • closed captioning. We believe these technology-driven measures ensure a seamless and fully interactive experience for all shareholders attending the Meeting, in real time. As a result of these measures, shareholders attending the Meeting are afforded the same rights and opportunities to vote and participate as they would have at an in-person or hybrid meeting. More specifically, during the Meeting, shareholders can vote, propose motions, raise points of order, and engage with other shareholders and with select members of CN’s management and Board of Directors through active participation in a live Q&A session. The following section of the Information Circular explains how you can prepare for the Meeting, access the Meeting, ask questions before or during the Meeting, and how to cast your vote. Please also refer to the Virtual AGM User Guide, which was included with the Meeting materials mailed to you and is available on our website www.cn.ca under “Investors/Annual Meeting”. Assessing Shareholder Status How you can attend, vote and participate at the Meeting varies depending on how your common shares of the Company are held. Registered Shareholder: You are a registered shareholder if your name appears on your share certificate or your Direct Registration System confirmation. If you are a registered shareholder, you will receive a proxy form containing the relevant details concerning the business of the Meeting, including a 15-digit control number that is needed to (1) join the live webcast on the day of the Meeting, (2) vote by proxy in advance of the Meeting or vote during the Meeting, and (3) submit your questions either in advance of the Meeting or during the Meeting. Holder of Employee Shares: You are a holder of Employee Shares if you are an employee of the Company who purchased common shares (Employee Shares) under the Company’s Canadian and U.S. Employee Share Investment Plans and its Savings Plan for U.S. Operations (collectively, the Plans). Employee Shares remain registered in the name of the Plans’ Custodian (currently Computershare or Fidelity Institutional Retirement Services Company, as applicable), unless the employees have withdrawn their common shares from the Plans in accordance with the applicable provisions of such Plans. If you are a holder of Employee Shares, you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a 15-digit control number that is needed to (1) join the live webcast on the day of the Meeting, (2) vote by proxy in advance of the Meeting or vote during the Meeting, and (3) submit your questions either in advance of the Meeting or during the Meeting. Non-registered Shareholder: You are a non-registered shareholder if your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker. If your common shares are listed in an account statement provided to you by your broker, such common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent or nominee of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a 16-digit control number that is needed to (1) join the live webcast as a guest on the day of the Meeting, (2) vote by proxy in advance of the Meeting, and (3) submit your questions either in advance of the Meeting or during the Meeting. Important Note: If you are a non-registered shareholder and you wish to vote during the Meeting, you will first need to appoint yourself as a proxyholder by following the procedures and deadlines set forth in the “Voting Procedures, Processes and Restrictions” section beginning on page 9 of this Information Circular. Meeting Information

CN | Management Information Circular 2025 9 Attending and Participating at the Online Meeting If you are a registered shareholder or a proxyholder (including non-registered shareholders who have appointed themselves as proxyholder), or holder of Employee Shares, you will be able to attend the Meeting online, ask questions and securely vote your shares in real time as follows: 1. Log in online at meetings.lumiconnect.com/400-836-811-093 2. Click “I have a login” and then enter your 15-digit control number or 4-character login code, as applicable, and password CNR2025 (case sensitive). You may participate in the Meeting using any internet-connected device, such as a laptop, computer, tablet, or mobile phone. The Meeting platform is fully supported by the latest versions of Chrome, Safari, Edge and Firefox (Internet Explorer is not supported). Please ensure your browser is up to date and compatible with your device. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to attend the Meeting. You (or your proxyholder) must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. If you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the Meeting and vote during the live webcast, you should consider voting your shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures. It is recommended that you log in at least fifteen minutes prior to the Meeting. Registered Shareholders and Holders of Employee Shares: The 15-digit control number is located on your proxy form or voting instruction form, as applicable, or in the email notification you received. Proxyholders, including Non-registered Shareholders who have duly appointed themselves as proxyholder: Once appointed and registered as proxyholder as described below under “Voting Procedures, Processes and Restrictions”, Computershare will provide you with a 4-character code which will allow you to log in. If you are a non-registered shareholder and you have not duly appointed and registered yourself as proxyholder, you will not be able to vote at the Meeting. You will still be able to attend the virtual Meeting as a guest and ask questions by following the steps highlighted in the “Submitting Questions” section on page 12 of this Information Circular. People who are not shareholders or duly appointed proxyholders may attend as guests, but they will not be able to vote online at the Meeting or ask questions. Technical Assistance For any technical difficulties encountered during the check-in process or the Meeting, please contact technical support at support-ca@lumiglobal.com. Voting Procedures, Processes and Restrictions Your vote is important to us While we hope you will take the time to attend the Meeting, we encourage you to cast your vote even if you do not plan on attending. You should read this Information Circular carefully before voting. Who can Vote If you are a holder of common shares of CN as at the close of business on the Record Date (March 7, 2025), you are entitled to vote at the Meeting or at any adjournment or postponement thereof, either live virtually or in advance of the Meeting by proxy. As of the close of business on the Record Date, the Company had 628,450,886 common shares issued and outstanding. Subject to the voting restrictions described below, each common share carries the right to one vote. How to Vote If you are eligible to vote as described under “Who can Vote”, you can vote your common shares at the Meeting virtually or by proxy in advance of the Meeting, as explained below. Please read the following carefully, as different voting procedures apply whether you are a registered shareholder, non-registered shareholder or holder of Employee Shares. We encourage you to vote your shares by proxy prior to the Meeting; doing so is the easiest and more convenient way to vote your shares. Meeting Information

10 CN | Management Information Circular 2025 REGISTERED SHAREHOLDERS (Proxy Form) HOLDERS OF EMPLOYEE SHARES (Voting Instruction Form) Voting by Proxy Before the Meeting BY INTERNET Go to www.investorvote.com and follow the instructions. You will need your 15-digit control number found on your proxy form or voting instruction form, as applicable. BY MAIL Complete and return the proxy form or voting instruction form, as applicable, in the prepaid envelope provided. BY PHONE Call 1 866-732-VOTE (8683) toll-free. You will need your 15-digit control number found on your proxy form or voting instruction form, as applicable. Your duly completed proxy form or voting instruction form, as applicable, must be received by Computershare, our Meeting tabulator, or, if you choose to vote by internet or by phone, you must have done so by no later than 5:00 p.m. on April 30, 2025 (Eastern Daylight Time), or if the Meeting is adjourned or postponed, no later than 5:00 p.m. on the second business day prior to the day fixed for the adjourned or postponed Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting at her discretion, and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice. Voting at the Meeting If you wish to vote at the Meeting, you do not need to complete or return your proxy form or voting instruction form. The day of the Meeting, you will be able to vote via the live webcast by completing a ballot online during the Meeting. You will need to visit meetings.lumiconnect.com/400-836-811-093 and check-in using your 15-digit control number and password (CNR2025) (case sensitive). You may appoint a person other than the proxyholder designated by the Company (being the Board Chair and the President and Chief Executive Officer of the Company or, in the case of Holders of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company, as applicable) to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder of the Company. To do so, (1) strike out the names of our directors and officers that are printed on your proxy form or voting instruction form and write the name of the person you are appointing in the space provided; (2) complete your voting instructions; (3) sign, and date the form; and (4) return your duly completed proxy form or voting instruction form to Computershare, the Company’s registrar and transfer agent, as instructed in your proxy form or voting instruction form. Please ensure the person you appoint is aware they have been appointed to attend and vote at the virtual Meeting on your behalf. They must attend the Meeting to vote your shares on your behalf. In addition, in order for your proxyholder to participate in the virtual Meeting, you must register their appointment as proxyholder by completing the online form available at www.computershare.com/CNR by 5:00 p.m. (Eastern Daylight Time) on April 30, 2025, to allow your proxyholder to obtain a 4-character login code for the Meeting. This code will allow your proxyholder to log in to the live webcast and vote at the Meeting using the virtual Meeting platform. Without this code, your proxyholder will not be able to vote at the Meeting. Computershare will provide your duly appointed proxyholder with the 4-character login code on the day prior to the Meeting, provided your duly completed proxy form or voting instruction form has been received by Computershare prior to the voting deadline stated above and you have duly registered them as a proxyholder in accordance with the procedures outlined above. Note: You cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. NON-REGISTERED SHAREHOLDERS (Voting Instruction Form) Voting by Proxy Before the Meeting BY INTERNET Go to www.proxyvote.com and follow the instructions. You will need your 16-digit control number found on your voting instruction form. BY MAIL Complete and return the voting instruction form in the prepaid envelope provided. BY PHONE Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 16-digit control number found on your voting instruction form. In all cases, your vote must be received by Computershare, our Meeting tabulator by no later than 5:00 p.m. on April 30, 2025 (Eastern Daylight Time), or if the Meeting is adjourned or postponed, no later than 5:00 p.m. on the second business day prior to the day fixed for the adjourned or postponed Meeting. Please follow the instructions from your intermediary (including any deadlines) when returning your voting instructions (whether by phone, by internet or by mail) to make sure we receive your vote within this deadline. Late proxies may be accepted or rejected by the Chair of the Meeting at her discretion, and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice. Voting at the Meeting A non-registered shareholder who wishes to vote at the Meeting MUST appoint themselves as proxyholder by inserting their name in the space provided on the voting instruction form and following all the applicable instructions, including the deadline, provided by their intermediary. Computershare must receive your self-appointment no later than 5:00 p.m. on April 30, 2025 (Eastern Daylight Time). In addition, you must also register your self-appointment as proxyholder by completing the online form available at www.computershare.com/CNR by 5:00 p.m. (Eastern Daylight Time) on April 30, 2025, to obtain a 4-character login code for the Meeting. This code will allow you to log in to the live webcast and vote at the Meeting. Without this code, you will not be able to vote at the Meeting. Computershare will provide you with the 4-character code the day prior to the Meeting, provided you have duly completed and returned your voting instruction form and registered your self-appointment as proxyholder in accordance with the procedures set out above. The day of the Meeting, you will need to visit meetings.lumiconnect.com/400-836-811-093 and check-in using your Computershare-assigned 4-character code and the password CNR2025 (case sensitive). You may also appoint a person other than yourself or the proxyholder designated by the Company (being the Board Chair and the President and Chief Executive Officer of the Company) to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder of the Company. If you wish to appoint someone else to vote your shares for you at the Meeting, the same procedures outlined above apply. If you choose to appoint someone else to vote your shares for you at the Meeting, please ensure the person you appoint is aware that they have been appointed to attend the virtual Meeting and vote on your behalf. That person must attend the Meeting to vote your shares on your behalf. Note: You cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. Meeting Information

CN | Management Information Circular 2025 11 How Your Shares will be Voted You can choose to vote FOR, WITHHOLD or AGAINST, depending on the item to be voted on. For details on the items being presented at the Meeting, please refer to the “Business of the Meeting” section on page 13 of this Information Circular. If you choose to vote by proxy before the Meeting, your common shares will be voted or withheld from voting in accordance with your instructions as indicated on your completed proxy form or voting instruction form. If no instructions are indicated, your common shares will be voted at the discretion of your duly appointed proxyholder. If you have not appointed a specific proxyholder to vote your shares on your behalf, your shares will be voted by the proxyholders designated by the Company in accordance with the Board and management’s recommendations, as follows: i) FOR the election of each of management’s nominees as Board directors. ii) FOR the appointment of KPMG LLP as auditors. iii) FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Statement of Executive Compensation” section of this Information Circular. iv) FOR, in an advisory, non-binding capacity, the Company’s Climate Action Plan as disclosed in this Information Circular. v) At the discretion of the proxyholder regarding amendments or variations to any of the foregoing matters or on such other business as may properly be brought before the Meeting. As of the date of this Information Circular, CN’s management is not aware of any amendment, variation or other business likely to be brought before the Meeting. If, however, any such amendment, variation or other business properly comes before the Meeting, proxies will be voted at the discretion of the person or persons named in the proxy form or voting instruction form in accordance with their best judgment. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management of the Company will vote for the election in their stead of such other person as management may recommend. As of the date of this Information Circular, management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office. A simple majority (50% plus one) of the votes cast will constitute approval of each of these matters. Changing Your Vote You may change your vote by: • voting again by Internet or phone before 5:00 p.m. on April 30, 2025 (Eastern Daylight Time) (or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second business day prior to the day fixed for the adjourned or postponed Meeting); • completing an instrument in writing (which includes another proxy form or voting instruction form, as applicable, with a date later than the date of your initial vote) executed by you or by your attorney (duly authorized in writing), and either (1) deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, 16th Floor, Montreal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. on April 30, 2025 (Eastern Daylight Time) (or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second business to the day fixed for the adjourned or postponed Meeting) or (2) filed electronically with the Chair of the Meeting (at CN_Chair@cn.ca) prior to the Meeting’s commencement on the day of the Meeting or any adjournment or postponement thereof; or • any other manner permitted by law. Proxies received later than 5:00 p.m. (Eastern Daylight Time) on April 30, 2025, may be accepted or rejected by the Chair of the Meeting at her discretion. The Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice. CN’s Voting Restrictions Our articles of continuance, as amended, provide that no person, together with their associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 25% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with their associates exceeds such 25% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or their associates. To the knowledge of the directors and senior officers of the Company, based on the most recent publicly available information, no person beneficially owns, or directly or indirectly exercises control or direction over, shares carrying 10% or more of the voting rights attached to any class of shares of the Company. Meeting Information

12 CN | Management Information Circular 2025 Additional Information Proxy Solicitation Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained and will pay for the services of Morrow Sodali (Canada) Ltd. (Sodali & Co) for the solicitation of proxies in Canada and the U.S. at a cost estimated to be approximately C$40,000 plus additional costs relating to out-of-pocket expenses. If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form or voting instruction form, as applicable, please call the Company’s proxy solicitation agent at 1-888-999-0818 (toll-free in North America) or at 1-289-695-3075 (outside of North America), or contact them by email at assistance@investor.sodali.com. Transfer Agent You can contact the transfer agent at: Computershare Trust Company of Canada 100 University Ave., 8th Floor Toronto, Ontario M5J 2Y1 Telephone: 1-800-564-6253 Online (English): www.investorcentre.com/service Online (French): www.centredesinvestisseurs.com/service Intermediaries Fees Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners, who do not object to such disclosure. The Company pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners. SUBMITTING QUESTIONS Following the Meeting, we will hold a live Q&A session, during which we intend to answer all questions submitted before or during the Meeting. Only shareholders and duly appointed proxyholders may submit questions, either before or during the Meeting. Guests who are not shareholders will not be able to submit questions. To Ask a Question Before the Meeting Registered Shareholders and Holders of Employee Shares Visit www.investorvote.com and log in using the 15-digit control number included on your proxy form or voting instruction form, as applicable. Once past the login screen, click on “Submit Questions,” complete the question form and click “Submit.” Non-Registered Shareholders Visit www.proxyvote.com and log in using the 16-digit control number included on your voting instruction form. Once past the login screen, click on “Submit Questions,” complete the question form and click “Submit.” To Ask a Question During the Meeting Registered Shareholders, Holders of Employee Shares and Proxyholders (including Non-Registered Shareholders who have appointed themselves as proxyholders) You may ask a question either: (1) in writing through the live webcast at meetings.lumiconnect.com/400-836-811-093 by logging in with your 15-digit control number or 4-character login code, as applicable, and password CNR2025 (case sensitive), typing your question(s) into the “Messaging” field, and clicking “Submit”; or (2) verbally, either through the live webcast by clicking on the “Request to Speak” feature or through the conference call by dialing 1-844-418-2221 (toll-free in Canada and the United States) or (506) 560-2221 (outside of Canada and the United States) and using your 15-digit control number or 4-character login code, as applicable. In each case, a meeting operator will place your question in a queue and open the web or phone line at the appropriate time. Non-Registered Shareholders attending as guests You may ask a question either: (1) in writing through the live webcast at meetings.lumiconnect.com/400-836-811-093 by logging in as guest and completing the “control number” field using your 16-digit control number provided for on your voting instruction form, then typing your question(s) into the “Messaging” field, and clicking “Submit”; or (2) verbally, either through the live webcast or through the conference call by dialing 1-844-418-2221 (toll-free in Canada and the United States) or (506) 560-2221 (outside of Canada and the United States) and using your 16-digit control number. In each case, a meeting operator will request your 16-digit control number and place your question in a queue and open the webcast or phone line at the appropriate time. The Chair of the Meeting reserves the right to edit or reject questions she deems profane or otherwise inappropriate in accordance with the rules of conduct of the Meeting, which are available at www.cn.ca under “Investors/Annual Meeting” and on the Meeting webpage. Questions on the same topic or that are otherwise related will be grouped, summarized and addressed at the same time in order to avoid repetition. Any questions pertinent to the Meeting that cannot be answered during the Meeting due to time constraints will be posted online and answered at www.cn.ca under “Investors/Annual Meeting” as soon as practical after the Meeting, and will remain available for one week after posting. The Chair of the Meeting has broad authority to conduct the Meeting in a fair and orderly manner. To ensure the Meeting is conducted in a manner that is fair to all shareholders, the Chair of the Meeting may exercise broad discretion regarding the order in which questions are answered and the amount of time devoted to answering any question. Consistent with our prior annual meetings, all questions submitted in accordance with our rules of conduct for the Meeting are generally addressed in the order received. Our virtual meeting provider has been facilitating annual shareholder meetings for over 30 years. Their platform has been designed to be intuitive and easy to use for all shareholders, and allows shareholders to ask questions, make motions and otherwise share feedback, thereby allowing shareholders to engage and participate at meetings. Meeting Information

CN | Management Information Circular 2025 13 Financial Statements Our consolidated financial statements for the year ended December 31, 2024, together with the auditors’ reports thereon, are included in the 2024 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR+ at www.sedarplus.ca, in the Company’s annual report on Form 40-F available on the SEC’s website at www.sec.gov through EDGAR, and in print, free of charge, to any shareholder who requests a copy by contacting our Corporate Secretary at (514) 399-7091 or Investor Relations at (514) 399-0052. Election of Directors Our articles of continuance, as amended, provide that our Board shall consist of a minimum of seven and a maximum of 21 directors. The term of office of each of the Company’s current directors expires at the close of the Meeting. Pursuant to a resolution of the Board of Directors, 11 persons are to be elected as directors of the Company, each to hold office until the next annual meeting of shareholders or until their earlier retirement or resignation. The persons named in the section entitled “Nominees for Election to the Board – Description of Nominees” will be presented for election at the Meeting as management’s nominees. All of the nominees proposed for election as directors are currently directors of the Company, and all persons nominated were recommended for election to the Board by the Governance and Sustainability Committee (the GS Committee). As of the date hereof, the Company has not received notice of any other proposed nominations for election to the Board. Any such nominations must be made in accordance with CN’s By-Law No. 2 relating to the Advance Nominations of Directors of the Company, which was ratified by shareholders at our 2024 annual shareholder meeting and is available on our website at www.cn.ca under “Delivering Responsibly – Governance”. The Board recommends that shareholders vote FOR the election of each of the persons named in the section entitled “Nominees for Election to the Board – Description of Nominees”. Unless otherwise instructed, the proxyholders designated by the Company in the accompanying form of proxy or voting instruction form intend to vote FOR the election of each of the nominees. These nominees are, in the opinion of the Board and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. More information on our director selection and evaluation processes can be found in the “Statement of Corporate Governance Practices” section of this Information Circular, particularly under the headings “Statement of Corporate Governance Practices – Board Renewal and Director Selection” and “Statement of Corporate Governance Practices – Board Performance Assessment”. The Board and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form shall be entitled to vote for the election in his or her stead for another nominee that the Company may recommend. Majority Voting Requirements The election of directors at the Meeting is governed by the majority voting requirements under the Canada Business Corporations Act (the CBCA) which took effect on August 31, 2022. Pursuant to such requirements, in an uncontested election of directors, a nominee must receive 50% or more of the total votes cast “for” or “against” such nominee by shareholders in favour of their election in order to be elected as a director of the Company. If a nominee does not receive a majority of votes cast by shareholders in favour of their election, except in limited circumstances, the nominee will not be elected and the Board position will remain open; however, if such nominee is an incumbent director, they will still be permitted to remain in office until the earlier of: (a) the 90th day after the day of the election; or (b) the day on which their successor is appointed or elected. These statutory majority voting requirements only apply to uncontested elections of directors, meaning elections (such as the election taking place at the Meeting) where the number of director nominees is the same as the number of directors to be elected to the Board and where no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board. Business of the Meeting Business of the Meeting

Appointment of Auditors

The Audit, Finance and Risk Committee (the **AFR Committee**) is responsible for recommending the appointment of the external auditors, evaluating and monitoring their qualifications, performance and independence, as well as assessing the appropriateness of audit fees. KPMG LLP (**KPMG**) has served as the Company's independent auditors since 1992. The AFR Committee continuously assesses the Company's external auditors, and on an annual basis reviews the audit and non-audit fees, audit quality, independence, and tenure of our auditors, including the benefits and risks of having a long-tenured auditor and the controls and processes that help ensure KPMG's independence.

In 2022, the AFR Committee conducted a comprehensive review of the Company's external auditor to assess audit quality and independence standards, as required by the AFR Committee's mandate and in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. It was broader and deeper than the AFR Committee's annual auditor assessment and focused on the following key factors affecting audit quality: (i) independence, objectivity and professional skepticism of the external auditor; (ii) quality of the external auditor's engagement team; and (iii) quality of the communications and interactions between the AFR Committee and the external auditor.

The AFR Committee determined that a key consideration of the comprehensive review was to address any possible risk of institutional familiarity resulting from KPMG serving as the external auditor of CN since 1992. The AFR Committee reviewed this item through the following lenses:

- **Regulatory Requirements and Trends**–in Canada and the U.S., the regulatory requirement continues to be audit partner rotation every seven and five years, respectively, with a five year cooling off period. Recent publications and research in both countries continue to support this practice along with the periodic comprehensive review of the external auditor rather than broadening the statutory scope to require periodic audit firm rotation;
- **Audit Tenure Benchmarking**–as part of the data gathered in connection with the comprehensive review, the auditor tenure of the top 25 companies listed on the Toronto Stock Exchange (**TSX**) and the Class I North American Railroads was reviewed. In both cases the average audit tenure was greater than 25 years.
- **Analysis of audit partner rotation**–the AFR Committee reviewed a detailed analysis of the partner rotation schedule including rotations and cooling off periods for each of the lead engagement partner as well as all other audit partners assigned to the CN audit to confirm that mandatory rotation schedules had been followed.

The comprehensive review concluded in July 2022, and based on the results, the AFR Committee determined that it was satisfied with the audit quality provided by KPMG and that in light of the regulatory requirements for partner rotations and other independence measures, retaining KPMG was the best option for CN. The AFR Committee proposed certain additional enhancements to the process to further reinforce the quality of the audit including a requirement to restrict the amount of non-audit services that can be awarded to KPMG. Additional information relating to the comprehensive review, including the proposed improvements as well as relating to auditors' independence can be found in "Schedule C–Additional Audit, Finance and Risk Committee Disclosure" of this Information Circular.

Given the results of the comprehensive review and following the results of the AFR Committee's annual evaluation of KPMG's independence and performance as the Company's external auditors, the AFR Committee and the Board believe that KPMG is the best choice in the interests of the Company and its shareholders, and they recommend that KPMG be appointed to serve as the Company's auditors until the next annual meeting of shareholders.

At our last annual meeting of shareholders in 2024, 460,862,986 (90.94%) of the votes cast were in favour of appointing KPMG as auditors, and 45,923,202 (9.06%) of the votes cast withheld their votes on the matter.

Additional information relating to the Company's AFR Committee can be found in the Company's 2024 Annual Information Form, available on SEDAR+ at **www.sedarplus.ca**, on the SEC website at **www.sec.gov** through EDGAR and on CN's website at www.cn.ca.

For the years ended December 31, 2024 and 2023, the fees for audit, audit-related, tax and all other services provided to the Company by KPMG were the following:

FEE (IN THOUSANDS)	2024 (C$)	2023 (C$)
Audit	3,196	3,348
Audit-related	1,335	1,363
Tax	942	982
All other	–	–
Total fees	**5,473**	**5,693**

Pursuant to the terms of its charter, the AFR Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the external auditors. The AFR Committee pre-approved all the services performed by the auditors for audit, audit-related and non-audit related services for the years ended December 31, 2024 and 2023.

The nature of the services under each category is described below.

- **Audit Fees**–Audit fees are for services rendered in relation to the audits of the Company's consolidated annual financial statements and internal control over financial reporting, review of quarterly reports and audits of the financial statements of certain of the Company's subsidiaries.
- **Audit-Related Fees**–Audit-related fees are for services related to the audits of the Company's various pension plan financial statements, attestation and assurance services in connection with sustainability-related reports and other reports required by statute or regulation and services rendered in connection with the issuance of debt.
- **Tax Fees**–Tax fees are for services related to tax compliance including assistance with the preparation and review of tax returns for expatriate employees, corporate tax returns and other tax compliance services related to transfer pricing and indirect tax.
- **All Other Fees**–All Other fees are for advisory services related to non-audit projects.

The Board recommends that shareholders vote **FOR** the appointment of KPMG LLP as auditors of the Company. Unless otherwise instructed, the proxyholders designated by the Company in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

CN
Business of the Meeting

14 CN | Management Information Circular 2025

CN | Management Information Circular 2025 15 Advisory Vote on Executive Compensation The Company is providing its shareholders with an opportunity to cast at the Meeting an advisory vote on our approach to executive compensation, as disclosed in the “Statement of Executive Compensation” section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee (the HRC Committee) in overseeing compensation of executives and ensuring that it is anchored on a disciplined approach, linked to performance so as to be market competitive. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for our named executive officers (NEOs), and the alignment of such plans with the interests of our shareholders. The Board recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the proxyholders designated by the Company in the form of proxy or voting instruction form intend to vote FOR the following resolution: “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the section entitled “Statement of Executive Compensation” of the Information Circular of the Company dated March 10, 2025.” The Board has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at a meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the HRC Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns. The Board and the HRC Committee will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of shareholders’ specific concerns. At our last annual meeting of shareholders in 2024, 482,455,061 (97.41%) of the votes cast were in favour of our approach to executive compensation, and 12,847,839 (2.59%) of the votes cast were against it. Advisory Vote on Climate Change The Company is providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s Climate Action Plan, as disclosed in the “Climate Action Plan Report” section of this Information Circular. Such section describes, among other matters, the role of the Board and the Safety and Environment Committee (SE Committee) overseeing the Company’s GHG emissions reduction plan and ensuring it is linked to the Company’s long-term strategic plan. The section also describes the Company’s GHG emission levels in a manner consistent with the TCFD recommendations, and the strategy that the Company has adopted, or will adopt, to reduce GHG emissions in the future. The Board recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the proxyholders designated by the Company in the form of proxy or voting instruction form intend to vote FOR the following resolution: “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the Company’s Climate Action Plan disclosing the Company’s GHG emissions and the strategy the Company has adopted or will adopt in accordance with its Climate Action Plan to reduce the Company’s GHG emission levels in the future, the whole in a manner consistent with the Task Force on Climate-Related Financial Disclosures recommendations, as disclosed in the section entitled “Climate Action Plan Report” of the Information Circular of the Company dated March 10, 2025.” The Board has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at a meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the SE Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns with the Company’s Climate Action Plan. The Board and the SE Committee will consider the results of this process and, if appropriate, review the Company’s Climate Action Plan in the context of shareholders’ specific concerns. At our last annual meeting of shareholders in 2024, 482,962,958 (97.51%) of the votes cast were in favour of our Climate Action Plan, and 12,339,955 (2.49%) of the votes cast were against it. Other Business Following the conclusion of the formal business to be conducted at the Meeting, we will: • discuss highlights of our 2024 performance and plans for the future, and • invite questions and comments from shareholders. As of the date of this Information Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as they see fit. Business of the Meeting

16 CN | Management Information Circular 2025 Description of Nominees There are 11 director nominees standing for election at the Meeting. Each nominee is a current director of the Company and is, in the opinion of the Board and management, well qualified to act as directors of the Company for the ensuing year. More information on our director selection and evaluation processes can be found in the “Statement of Corporate Governance Practices” section of this Information Circular, particularly under the headings “Board of Directors Governance – Board Renewal and Director Selection” and “Board of Directors Governance – Board Performance Assessment”. The present section provides a summary of each director nominee’s profile, their experience and qualifications to sit on the Board including their principal competencies, their attendance at meetings of the Board and of the committees on which they sit, their ownership of securities of CN, and details as to their membership on the boards of other public companies over the last five years. Nominees for Election to the Board AGE 65 (1) Ontario, Canada DIRECTOR SINCE April 25, 2017 Independent LINGUISTIC PROFICIENCY English Shauneen Bruder Corporate Director and Chair of the Board, CN Ms. Bruder was appointed Chair of the Board of CN on May 20, 2022. She was, until her retirement on October 31, 2019, the Executive Vice-President, Operations at the Royal Bank of Canada (RBC) where she was responsible for overseeing operations related to all personal and business clients in Canada. Her previous senior roles at RBC include Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Bank, Inc. in North Carolina. She is a member of the Institute of Corporate Directors (ICD.D) and has obtained the Competent Boards Climate & Biodiversity Designation (CCB.D). Previously, she served as Chair of the Board of Governors for the University of Guelph and as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. She currently sits on the board of directors of the Vector Institute, a leading artificial intelligence institute that empowers researchers, businesses and governments to develop and adopt artificial intelligence responsibly. She serves as Honorary Consul to Luxembourg in Ontario. She has received the Queen‘s Diamond Jubilee Medal and the King Charles III Coronation Medal for her contributions to her community. Ms. Bruder was inducted in the Women’s Executive Network 100 Most Powerful Women in Canada Hall of Fame in 2016. She holds a Bachelor of Arts (B.A.) from the University of Guelph and a Master of Business Administration (MBA) (Gold Medalist) from Queen’s University. Qualifications to sit on the Board Ms. Bruder’s decades-long experience as a senior executive of a large capitalization financial institution and her role as board chair of a major Canadian university and Canadian and U.S. business councils give her invaluable insights into Canadian and U.S. strategic business development and corporate governance, customer experience, financial and risk matters and technology and innovation. Principal Competencies (2) • CEO/Executive Leadership Experience: More than 20 years experience as a senior executive with RBC, including in roles as Executive Vice-President Operations, Executive Vice-President Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division, President of RBC Centura Bank, Inc. in North Carolina and senior executive roles in Marketing and Strategic Planning. • Corporate Governance/Public Company Experience: Executive Vice-President, Operations and various other senior executive positions at RBC from 1996 to 2019; former Chair of the Governance, Sustainability and Safety Committee of CN; former member of the Board of Directors of Andrew Peller Limited from 2018–2023. • Risk Management: Decades long career with RBC, including in senior executive roles overseeing compliance, enterprise risk management and risk operations. • Technology/Innovation/Artificial Intelligence/Cybersecurity: Past Executive Vice-President, Operations at RBC until 2019 responsible for large scale digitization of core operations, data management and advanced analytics/ machine learning programs, and enterprise fraud management; member of the board of directors of the Vector institute. MEMBER OF ATTENDANCE 2024 (3) Board (4) (Chair) 100% Audit, Finance and Risk Committee 100% Governance and Sustainability Committee (5) 100% Safety and Environment Committee (5) 100% Human Resources and Compensation Committee 100% Pension and Investment Committee (5) 100% VOTING RESULTS IN 2024 491,056,956 (99.14%) votes in favour 4,246,242 (0.86%) votes against OTHER CURRENT PUBLIC BOARDS – OTHER PUBLIC BOARD DURING PAST 5 YEARS Andrew Peller Limited (2018–2023) SECURITIES HELD Value at risk C$5,024,251 (6) Common Shares Owned or Controlled (7) 34,864 February 2025 32,066 February 2024 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (8) Five-year target (C$3,766,950): Met (1.3✕). Nominees for Election to the Board

CN | Management Information Circular 2025 17 AGE 60 (1) Texas, USA DIRECTOR SINCE October 27, 2021 Independent LINGUISTIC PROFICIENCY English Jo-ann dePass Olsovsky Corporate Director Ms. dePass Olsovsky held the position of Executive Vice-President and Chief Information Officer at Salesforce.com, Inc. (Salesforce), a cloud-based software company, from February 2018 to August 2022, when she retired. At Salesforce, she oversaw a global information technology organization responsible for their internal global network, global applications and cyber functions, and leading all internal core systems including advanced applications leveraging artificial intelligence tools. Ms. dePass Olsovsky led the Salesforce team responsible for many successful large scale system implementations, enabled Salesforce to migrate to 100% remote operations globally at the onset of the COVID-19 pandemic, integrated numerous acquisitions eliminating redundant systems infrastructure, and drove global efficiency programs. Prior to Salesforce, Ms. dePass Olsovsky was on the executive team at BNSF Railway for approximately 12 years. As their Senior Vice-President and Chief Information Officer, she led BNSF Railway's enterprise information technology function supporting all freight transportation systems, back-office systems, network technology, and was responsible for cybersecurity, telecommunications, data center and cloud networks, operations research, and artificial intelligence. She led BNSF Railway to greater operational efficiency through a migration to cloud applications and modernization of legacy systems, implemented positive train control (PTC), launched aerial drone operations for enhanced safety applications, and used machine learning within artificial intelligence learning data patterns gathered from the detector network to make predictions needed for safety applications such as predicting advance maintenance of rolling stock and rail infrastructure. Prior to her work at BNSF Railway, Ms. dePass Olsovsky held technology leadership positions at GTE/Verizon and AT&T from 1984 to 2006. Ms. dePass Olsovsky is also a member of the board of directors for Reltio Corp, a high-tech cloud native artificial intelligence-enabled big data management company, and she serves on its finance and audit Committee. She was elected to the board of directors of Quanta Services, Inc. (a global energy, electric power, engineering, communications, construction and renewables company listed on the New York Stock Exchange) in May 2024, where she sits on the investment committee and human resources and compensation committee. Moreover, she is the former chair of the board of directors of Railinc Corporation (Railinc), a North American rail data and messaging services provider, where she sat on various board committees. Ms. dePass Olsovsky has obtained the Competent Boards Climate & Biodiversity Designation (CCB.D). She holds a bachelor’s degree in Business Management and an MBA from Nova Southeastern University, as well as a master’s degree in Project Management from George Washington University. Qualifications to sit on the Board Ms. dePass Olsovsky’s decades long experience and in-depth knowledge of technology, cybersecurity, infrastructure operations, as well as her history in senior executive leadership positions for over a decade at a Class I railroad, allow her to contribute meaningfully to the Board’s vision and to CN’s strategic development, people and culture, leadership as well as technology and innovation. Principal Competencies (2) • Technology/Innovation/Artificial Intelligence/Cybersecurity: Former Executive Vice-President and Chief Information Officer at Salesforce; Over 30 years of extensive experience in technology architecture, networking, cybersecurity, large scale systems implementation, M&A integrations, new products, cloud migration, digital customer experiences, data management & analytics, artificial intelligence, predictive sciences, and aerial inspection, among others. • CEO/Executive Leadership Experience: 16 years of executive experience, including as Former Executive Vice-President and Chief Information Officer at Salesforce and almost 12 years’ experience in leadership roles at BNSF Railway, including as Senior Vice-President and Chief Information Officer. • Transport Industry/Logistics/Supply Chain/Operations: Almost 12 years’ experience in senior management at BNSF; 10 years on Railinc board of directors including serving on various committees and as board chair from 2014 to 2018. • People and Talent Management/Organized Labour: 16 years executive experience overseeing large organizations comprised of unionized, salaried, and contract personnel; Former board chair and member of the human resources and compensation committee of Railinc; experience leading global teams of over 3,000 employees with responsibility for operational budgets program worth more than $1B; extensive experience in all aspects of human resources matters for both unionized and management employees globally, including attracting, developing, and retaining union and salaried/ management employees, all aspects of unionized labour relations, compensation design, performance management and talent/succession planning. MEMBER OF ATTENDANCE 2024 (3) Board (4) 89% Audit, Finance and Risk Committee (9) 100% Safety and Environment Committee (5) 100% Human Resources and Compensation Committee (Chair) 100% VOTING RESULTS IN 2024 490,656,048 (99.06%) votes in favour 4,647,283 (0.94%) votes against OTHER PUBLIC BOARDS (CURRENT) Quanta Services, Inc. (2024-present) OTHER PUBLIC BOARD DURING PAST 5 YEARS – SECURITIES HELD Value at risk C$1,887,860 (6) Common Shares Owned or Controlled (7) 13,108 February 2025 4,649 February 2024 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (8) Five-year target (C$1,609,515): Met (1.2✕) Nominees for Election to the Board

18 CN | Management Information Circular 2025 AGE 70 (1) Tennessee, USA DIRECTOR SINCE May 20, 2022 Independent LINGUISTIC PROFICIENCY English David Freeman Corporate Director Mr. Freeman is the former Executive Vice President of Operations for BNSF Railway. In this capacity, Mr. Freeman oversaw all engineering, environmental, mechanical, operations support, transportation, safety and training, service design and resource protection for the entire railway. After a successful 19-year career at BNSF Railway, during which he held various senior positions, Mr. Freeman retired in early 2020. Prior to joining BNSF Railway, Mr. Freeman worked from 1981 to 2001 in the aluminum industry at Alcoa Corporation and Imco Recycling Inc., where he occupied various roles, including in manufacturing and supply chain. From 1976 to 1981, Mr. Freeman held different functions relating to engineering, mechanical and transportation at the Missouri Pacific Railroad (now a part of Union Pacific Corporation). Mr. Freeman is a member of the board of directors and chair of the human resources and governance committee of Loram Holdings, Inc., a private company involved in the design, build and operations for various maintenance of way equipment and activities in the railroad industry. He is also a member of the board of directors of Direct ChassisLink Inc., a provider of marine and domestic container chassis to the U.S. Intermodal Industry, where he also sits on the operations committee and is chair of the finance committee. From 2008 to 2011, Mr. Freeman sat on the board of governors of the American Railway Engineering and Maintenance-of-Way Association. Mr. Freeman holds a Bachelor of Science in Civil Engineering from Lehigh University. Qualifications to sit on the Board Drawing on his enduring career in the railroad industry and his former position as Executive Vice President of Operations at BNSF Railway, Mr. Freeman brings a wealth of experience to the Board with regards to leadership in the transportation industry as well as logistics, operations and safety. Principal Competencies (2) • Transport Industry/Logistics/Supply Chain/Operations: Decades-long experience as former Executive Vice President of Operations for BNSF Railway; Member of the board of directors of Loram Holdings, Inc.; Member of the board of directors and the operations committee of Direct ChassisLink, Inc.; Board of governor’s member of the American Railway Engineering and Maintenance-of-Way Association from 2008 to 2011; 20-year experience at Alcoa Corporation and Imco Recycling Inc., including in manufacturing and supply chain. • Safety: Former Executive Vice President of Operations for BNSF Railway, overseeing, among other matters, safety and training across the entire railway. • CEO/Executive Leadership Experience: Former Executive Vice President of Operations for BNSF Railway. • Customer Experience/Sales/Marketing: Former Executive Vice President of Operations and other senior positions at BNSF Railway solidified a strong understanding of customer perspectives for Class I railroads. MEMBER OF ATTENDANCE 2024 (3) Board (4) 89% Audit, Finance and Risk Committee (10) 100% Governance and Sustainability Committee (5) (11) 100% Safety and Environment Committee (5) 100% Pension and Investment Committee (5) 100% VOTING RESULTS IN 2024 492,742,471 (99.48%) votes in favour 2,560,864 (0.52%) votes against OTHER PUBLIC BOARDS (CURRENT OR DURING THE PAST FIVE YEARS) – SECURITIES HELD Value at risk C$1,384,066(6) Common Shares Owned or Controlled (7) 9,610 February 2025 5,998 February 2024 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (8) Five-year target (C$1,609,515): To be met by May 2027. Nominees for Election to the Board

CN | Management Information Circular 2025 19 AGE 62 (1) Michigan, USA DIRECTOR SINCE April 27, 2021 Independent LINGUISTIC PROFICIENCY English Denise Gray Corporate Director Ms. Gray is a corporate director and industry advisor with extensive experience in business leadership. Most recently, she was Director, External Affairs & Government Relations, North America at LG Energy Solution Michigan Inc., U.S., a subsidiary of LG Energy Solution Ltd., one of the world’s largest lithium-ion battery manufacturers, until May 2023. She spent nearly eight years, beginning in 2015, with LG Corporation in various leadership positions, including as President of LG Energy Solution Michigan Inc. Tech Center, as President of LG Chem Michigan Inc. Tech Center and as President and CEO of LG Power Inc. She also sat on the board of all three entities during her tenure in those leadership positions. From March 2013 to September 2015, she was Vice-President, Powertrain Electrification at AVL List GmbH in Graz, Austria and North America. She also has over 30 years of prior experience in roles of increasing responsibility at General Motors, including acting as head of Global Battery Systems Engineering, where she was a driving force behind the Chevrolet Volt Vehicle Battery. Ms. Gray is a member of the board of directors and of the audit committee and the compensation committee of Cheniere Energy, Inc., an international energy company headquartered in Houston, Texas, and is a director of Mitra Chem, a private lithium-ion battery materials manufacturer. She was a member of the board of Tenneco, Inc., a U.S. public company and a manufacturer of automotive products for global markets, including light vehicle, commercial truck, industrial and the aftermarket from 2019 to 2022, and also served as a member of Tenneco, Inc.’s audit and compensation committees. In addition, Ms. Gray served on the board of directors of the Original Equipment Suppliers Association (OESA), a non-profit trade association that represents original equipment automotive suppliers in North America from 2019 until 2023, and was appointed to the Joint Office of Energy and Transportation’s Electric Vehicle Working Group (EVWG) Advisory Committee in July 2023, where she advises the U.S. Departments of Energy and Transportation on matters related to electric vehicles. Her support of the STEM (science, technology, engineering and mathematics) academic disciplines was recognized when she was awarded the 2017 Women of Color Technologist of the Year Award. Ms. Gray holds a bachelor’s degree in Electrical Engineering from Kettering University and a master’s degree in Engineering Management Technology from Rensselaer Polytechnic Institute. Qualifications to sit on the Board Ms. Gray’s extensive experience in executive management and in leading the development and implementation of new technology in traditional industries allows her to contribute meaningfully to the Board’s vision and to CN’s strategic plan. Principal Competencies (2) • CEO/Executive Leadership Experience: Held various leadership positions at LG Corporation from 2015 until 2023, including as Director, External Affairs & Government Relations, North America, at LG Energy Solution Michigan Inc., U.S., President of LG Energy Solution Michigan Inc. Tech Center, President of LG Chem Michigan Inc. Tech Center and President and CEO of LG Power Inc.; Over 30 years’ experience as an executive with General Motors, a leading multinational automotive corporation. • Corporate Governance/Public Company Experience: Member of the board, audit committee and compensation committee of Cheniere Energy, Inc. since May 2023; Former member of the board of Tenneco, Inc. from 2019 to 2022 as well as member of its audit and compensation committees; chair of the GS Committee. • Technology/Innovation/Artificial Intelligence/Cybersecurity: Experience in the application of innovative technology including lithium-ion batteries within traditional industries; member of the EVWG Advisory Committee, advising the U.S. Departments of Energy and Transportation on matters relating to electric vehicles; member of the board of directors of Mitra Chem, a private lithium-ion battery materials manufacturer working to innovate and commercialize iron-based cathode materials to enable mass-market electrification in transportation and energy storage. • Environmental/Social/Corporate Responsibility: Decades-long experience as an executive, including as President and Chief Executive Officer at the forefront of technological innovation in the transportation industry, which provides valuable insight to the Board on innovation and the use of new, greener technology in CN’s operations; member of the EVWG Advisory Committee, advising the U.S. Departments of Energy and Transportation on matters relating to electric vehicles. MEMBER OF ATTENDANCE 2024 (3) Board (4) 89% Audit, Finance and Risk Committee (9) 100% Governance and Sustainability Committee (Chair) (5) 100% Safety and Environment Committee (5) 100% VOTING RESULTS IN 2024 492,334,756 (99.4%) votes in favour 2,968,574 (0.60%) votes against OTHER CURRENT PUBLIC BOARD Cheniere Energy, Inc. (2023–present) OTHER PUBLIC BOARD DURING PAST 5 YEARS Tenneco, Inc. (2019–2022) SECURITIES HELD Value at risk C$1,385,794 (6) Common Shares Owned or Controlled (7) 9,622 February 2025 6,861 February 2024 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (8) Five-year target (C$1,609,515): To be met by April 2026. Nominees for Election to the Board

20 CN | Management Information Circular 2025 AGE 54 (1) Washington, USA DIRECTOR SINCE April 27, 2021 Independent LINGUISTIC PROFICIENCY English, French Justin M. Howell Corporate Director Mr. Howell was, until his retirement on March 3, 2025, a senior investment manager with Cascade Asset Management Co., the investment office for the Gates Family and the Gates Foundation Trust. Mr. Howell was formerly an investment banker with Bank of America Merrill Lynch, New York, New York and a lawyer with the law firm Cravath, Swaine & Moore LLP in New York, New York. Mr. Howell is the chair of the nomination and compensation committee and a member of the board of directors of Sika AG, a multinational specialty chemical company listed on the SIX Swiss Exchange and headquartered in Baar, Switzerland. Mr. Howell holds an LL.B./B.C.L. degree from McGill University Faculty of Law and a B.A. from the University of Northern British Columbia. He is retired from the New York and Washington State Bars. Qualifications to sit on the Board Mr. Howell’s in-depth knowledge of international financial and capital markets and extensive international experience in corporate finance, investment banking and mergers & acquisitions, together with his wide network across industries, gives him valuable insight into CN’s international strategic development. With nearly 15 years of experience working for a global asset owner with a strong focus on sustainable, long-term investment coupled with his law practice, he brings to the Board broad expertise in the areas of sustainability, environmental, social and corporate responsibility, and corporate governance. Principal Competencies (2) • International/Global Experience and Perspective: Former senior investment manager of Cascade Asset Management Co.; Experience in public and private equity investment for a global portfolio, governance principles in the U.S., Canada, and Europe, and complex transactions with multinational businesses as former investment banker at Bank of America Merrill Lynch. • Environmental/Social/Corporate Responsibility: Experience in sustainable, long-term investment principles as senior investment manager of Cascade Asset Management Co.; member of the GS Committee. • Corporate Governance/Public Company Experience: Experience in strategy-aligned compensation models and international governance principles for a major publicly listed company as chair of the nomination and compensation committee and member of the board of Sika AG; member of the GS Committee. • Finance/Accounting/Investor Relations/Capital Markets: Former senior investment manager of Cascade Asset Management Co.; Experience in investment management, overseeing complex M&A and other financial transactions, and corporate finance as former investment banker at Bank of America Merrill Lynch. MEMBER OF ATTENDANCE 2024 (3) Board (4) 89% Governance and Sustainability Committee (5) 100% Human Resources and Compensation Committee 100% Pension and Investment Committee (Chair) (5) 100% VOTING RESULTS IN 2024 491,141,171 (99.16%) votes in favour 4,162,163 (0.84%) votes against OTHER CURRENT PUBLIC BOARD Sika AG (2018–present) OTHER PUBLIC BOARDS DURING PAST 5 YEARS – SECURITIES HELD Value at risk C$1,102,212 (6) Common Shares Owned or Controlled (7) 7,653 February 2025 5,391 February 2024 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (8) Five-year target (C$1,609,515): To be met by April 2026. Nominees for Election to the Board

CN | Management Information Circular 2025 21 AGE 55 (1) Alberta, Canada DIRECTOR SINCE May 20, 2022 Independent LINGUISTIC PROFICIENCY English, French Susan C. Jones Corporate Director Ms. Jones is a corporate director having served on numerous public company boards and having held various leadership positions within public companies throughout her career in the energy, energy transition, mining and agricultural sectors. She also has experience with Class I railroads from a customer-lens, having dealt with such railways as customers throughout her career. She currently sits on the board and on the audit committee and the human resources committee of TC Energy Corporation, a major North American energy company listed on the TSX and on the New York Stock Exchange. She previously served on the boards of Gibson Energy Inc., Seven Generations Energy Ltd., ARC Resources Ltd. and Piedmont Lithium Inc. Ms. Jones served as Executive Vice President and Chief Executive Officer of the Potash Business Unit at Nutrien Ltd. (Nutrien), the world’s largest provider of crop inputs, services and solutions, until her retirement in 2019. She also held a variety of other leadership roles within Nutrien between 2004 and 2017, including, among others, Chief Legal Officer, Senior Vice-President of the Phosphate Business Unit, and Managing Director of the European Fertilizer trading business. In these roles, she was responsible for running and transforming large businesses, with a focus on operational excellence, people and culture, including leadership in unionized environments. Prior to her career at Nutrien, Ms. Jones was a partner at Jones & Ruud Law Corp from 1996 until 2003. Ms. Jones holds a Bachelor of Arts in Political Science and Hispanic Studies from the University of Victoria, as well as a Bachelor of Laws from the University of Ottawa. She also earned a Leadership Diploma from the University of Oxford and holds a Director Certificate from Harvard University. In 2017, she was named the Osler Purdy Crawford Deal Maker of the Year at the Canadian General Counsel Awards in recognition of her role in the merger of Agrium Inc. and Potash Corporation of Saskatchewan Inc. Ms. Jones has also served on the United Way and the Canadian Bar Association. Qualifications to sit on the Board Ms. Jones’ extensive experience in senior executive positions at a large global mining and agriculture company, along with her experience as a board and committee member of various large public companies combined with her distinguished legal expertise allow her to bring to the Board invaluable insight into strategic business development and transformations, customer experience, as well as into regulatory and legal matters. Principal Competencies (2) • CEO/Executive Leadership Experience: Former Executive Vice President and Chief Executive Officer of the Potash Business Unit of Nutrien; Former Chief Legal Officer of Agrium Inc., predecessor to Nutrien; Former Senior Vice President and President of the Phosphate Business Unit at Nutrien; Generally, held various leadership positions within Nutrien for over 15 years from 2004 until her retirement in 2019. • Government/Public Policy/Regulatory/Legal: Former Chief Legal Officer of Agrium Inc., predecessor to Nutrien, from March 2015 until December 2017; Co-Chair of the Food & Agribusiness Section of the Canadian Bar Association in 2017; Former partner at Jones & Ruud Law Corp for nearly a decade. • People and Talent Management/Organized Labour: Member of the human resources and compensation committee of TC Energy Corporation; Former chair of the leadership and compensation committee at Piedmont Lithium Inc.; Former member of the human resources & compensation committee of ARC Resources Ltd.; Former Executive Vice President and Chief Executive Officer of the Potash Business Unit of Nutrien overseeing a unionized environment of approximately 3,000 people; generally, extensive board, senior leadership and executive experience overseeing large groups of employees with a focus on building strong employee engagement, trust and retention. • Customer Experience/Sales/Marketing: Various executive roles at Nutrien, including as Executive Vice President and CEO of the Potash Business Unit, and President of the Phosphate Business Unit, where in each role, Nutrien was a customer to all the North American Class I Railroads; and Managing Director of the European Fertilizer trading business at Nutrien. MEMBER OF ATTENDANCE 2024 (3) Board (4) 100% Audit, Finance and Risk Committee (10) 100% Safety and Environment Committee (Chair) (5) 100% Human Resources and Compensation Committee (12) 100% Pension and Investment Committee (5) 100% VOTING RESULTS IN 2024 492,826,766 (99.50%) votes in favour 2,476,567 (0.50%) votes against OTHER CURRENT PUBLIC BOARD TC Energy Corporation (2020–present) OTHER PUBLIC BOARDS DURING PAST 5 YEARS Piedmont Lithium Inc. (2021–2023) ARC Resources Ltd. (2020–2023)* Gibson Energy Inc. (2018–2020) * Ms. Jones served on the board of Seven Generations Energy Ltd. starting in 2020, and continued on the board of ARC Resources Ltd. after its merger with Seven Generations Energy Ltd. in 2021. SECURITIES HELD Value at risk C$1,529,007(6) Common Shares Owned or Controlled (7) 10,610 February 2025 6,707 February 2024 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (8) Five-year target (C$1,609,515): To be met by May 2027. Nominees for Election to the Board

22 CN | Management Information Circular 2025 AGE 67 (1) Florida, USA DIRECTOR SINCE May 20, 2022 Independent LINGUISTIC PROFICIENCY English Robert Knight Corporate Director Mr. Knight is a corporate director and the former Chief Financial Officer of Union Pacific Corporation (the parent company operating Union Pacific Railroad, a Class I railroad company based in the United States), a position he held for 15 years before retiring in December 2019. For seven consecutive years, Mr. Knight was named to Institutional Investor magazine’s All-America Executive Team as the top CFO in all of transportation. During Mr. Knight’s 40-year tenure at Union Pacific Corporation, he also held a variety of senior executive positions, including General Manager of the company’s energy and automotive business units. As a proven leader with extensive experience in finance, marketing, and human resources, Mr. Knight serves as a director and member of the compensation committee and the governance committee at Schneider National, Inc., a U.S. transportation and logistics company, and as director and chair of the audit committee at Hyliion Holdings Corp., a provider of electrified powertrain solutions headquartered in Austin, Texas. He was previously a director at Carrix Corporation, a private transportation services company. Mr. Knight holds an MBA from Southern Illinois University and a B.A. from Kansas State University. Qualifications to sit on the Board With his decades-long experience in finance and corporate governance as former CFO of a Class I railroad, Mr. Knight brings to the Board business and strategic leadership, as well as extensive knowledge of the transportation industry. Principal Competencies (2) • Finance/Accounting/Investor Relations/Capital Markets: Former Chief Financial Officer of Union Pacific Corporation from 2004 to 2019; Chair of Audit Committee of Hyliion Holdings Corp. • Transport Industry/Logistics/Supply Chain/Operations: Former Chief Financial Officer and over 40 years of experience at Union Pacific Corporation; Independent Director at Schneider National, Inc., a transportation and logistics company, since April 2020; Former director of Carrix, Inc., a privately-held marine terminal and rail operator company. • Stakeholder Relations/Community Engagement: Former Chief Financial Officer and over 40 years of experience at Union Pacific Corporation, including in a variety of senior executive positions. • Corporate Governance/Public Company Experience: Former Chief Financial Officer and over 40 years of experience at Union Pacific Corporation, including in a variety of senior executive positions; Member of the board and governance committee of Schneider National, Inc. since April 2020; Member of the board of Hyliion Holdings Corp. since October 2020. MEMBER OF ATTENDANCE 2024 (3) Board (4) 100% Audit, Finance and Risk Committee 100% Human Resources and Compensation Committee 100% VOTING RESULTS IN 2024 492,786,125 (99.49%) votes in favour 2,517,211 (0.51%) votes against OTHER CURRENT PUBLIC BOARDS Schneider National, Inc. (2020–present) Hyliion Holdings Corp. (2020–present) OTHER PUBLIC BOARDS DURING PAST 5 YEARS – SECURITIES HELD Value at risk C$946,523 (6) Common Shares Owned or Controlled (7) 6,572 February 2025 3,959 February 2024 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (8) Five-year target (C$1,609,515): To be met by May 2027. Nominees for Election to the Board

CN | Management Information Circular 2025 23 AGE 60 (1) Quebec, Canada DIRECTOR SINCE October 1, 2022 Independent LINGUISTIC PROFICIENCY French, English Michel Letellier President and Chief Executive Officer, Innergex Renewable Energy Inc. Mr. Letellier is the President and CEO of Innergex Renewable Energy Inc. (Innergex), one of the largest Canadian independent renewable power producers, since October 25, 2007. In this role, Mr. Letellier is responsible for providing strategic leadership and overseeing all of Innergex’s business activities, in order to ensure its sound financial management and long-term sustainability. Prior to his current role, he acted as Executive Vice-President and Chief Financial Officer of Innergex from 2003 until his appointment as President and CEO. From 1997 to 2003, Mr. Letellier was Vice President and Chief Financial Officer of Innergex GP Inc. and was responsible for the financial management of the affairs of Innergex GP Inc., Innergex, Limited Partnership and Innergex Power Income Fund. Prior to joining Innergex, Mr. Letellier worked at Boralex Inc. (Boralex) from 1990 to 1997, where he was involved in the development and operation of several run-of-river hydroelectric projects and where he held positions of increasing responsibility. Prior to that, he spent two years as a member of the Corporate Finance group at Brault Guy O’Brien Inc. Mr. Letellier is an experienced corporate director having served on public and private boards since 2012, including as a current member of the Innergex board of directors, and as a former member of the board of directors and audit committee and former chair of the nominating and governance committee of KP Tissue Inc. Mr. Letellier holds an MBA from Université de Sherbrooke as well as a bachelor’s degree in commerce (finance) from Université du Québec à Montréal. Qualifications to sit on the Board Mr. Letellier has extensive North American business experience, particularly in the renewable energy industry, having been with Innergex since 1997 and its President and Chief Executive Officer since 2007, and previously with Boralex, where he was responsible for the development and operation of hydroelectric projects. He is an accomplished Montreal based business leader who brings to the Board extensive business and strategic experience, sustainability leadership and record of entrepreneurship, combined with financial acumen. Principal Competencies (2) • CEO/Executive Leadership Experience: President and CEO of Innergex; Former Executive Vice-President and Chief Financial Officer of Innergex; Generally, held various senior executive leadership positions within Innergex and Boralex. • Stakeholder Relations/Community Engagement: President and CEO of Innergex overseeing its strategic leadership and business activities, including its stakeholder and Indigenous engagement initiatives. • Finance/Accounting/Investor Relations/Capital Markets: President and CEO of Innergex; Former Executive Vice-President and Chief Financial Officer of Innergex; Former Vice President and Chief Financial Officer of Innergex GP Inc.; Former member of the audit committee of KP Tissue Inc. • Environmental/Social/Corporate Responsibility: President and CEO of Innergex; Held various positions at Boralex from 1990 to 1997, where he was responsible for the development and operation of several run-of-river hydroelectric projects; Member of the GS Committee. MEMBER OF ATTENDANCE 2024 (3) Board (4) 100% Audit, Finance and Risk Committee 100% Governance and Sustainability Committee (5) 100% VOTING RESULTS IN 2024 491,959,180 (99.32%) votes in favour 3,344,155 (0.68%) votes against OTHER CURRENT PUBLIC BOARD Innergex Renewable Energy Inc.* (2002–present) * On February 25, 2025, Innergex announced it had entered into a definitive agreement to be acquired by the Caisse de dépôt et placement du Québec. Upon completion of the acquisition, Innergex will no longer be a publicly-listed company. OTHER PUBLIC BOARD DURING PAST 5 YEARS KP Tissue Inc. (2012–2023) SECURITIES HELD Value at risk C$968,707 (6) Common Shares Owned or Controlled (7) 6,722 February 2025 4,128 February 2024 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (8) Five-year target (C$1,609,515): To be met by October 2027. Nominees for Election to the Board

24 CN | Management Information Circular 2025 AGE 63 (1) Alberta, Canada DIRECTOR SINCE October 6, 2020 Independent LINGUISTIC PROFICIENCY English Margaret A. McKenzie Corporate Director Ms. McKenzie is a corporate director with more than 30 years of experience in the energy sector, where she developed expertise in financial reporting, treasury, corporate finance and risk management. Ms. McKenzie is the founder and former Chief Financial Officer of Range Royalty Management Ltd., a position she held from 2006 to 2014, and has served on both public and private company boards since 2006. Notably, she currently sits on the board of directors of Spur Petroleum Ltd., a private energy company in Western Canada, and was previously the Chief Financial Officer of Profico Energy Management Ltd. from 2000 to 2006. She currently serves as chair of the board of directors of PrairieSky Royalty Ltd., where she also previously served as chair of the audit committee. Ms. McKenzie holds a Bachelor of Commerce Degree (Accounting) from the University of Saskatchewan and obtained her designation as ICD.D with the Institute of Corporate Directors in 2013. She has also been a Chartered Professional Accountant (CPA) since 1985 and received the designation of Fellow CPA in 2022. Qualifications to sit on the Board Ms. McKenzie’s decades-long experience as a senior executive of Canadian energy companies and extensive experience as a board member of major public issuers operating in the same sector, as well as her service and entrepreneurial experience as a founder and board member of various private companies, allow her to bring invaluable insight into financial matters, environmental, social and corporate governance issues and strategic business development. Principal Competencies (2) • Finance/Accounting/Investor Relations/Capital Markets: Chief Financial Officer of Range Royalty Management Ltd. from 2006 to 2014; Chief Financial Officer of Profico Energy Management Ltd. from 2000 to 2006; Chair of the Audit, Finance and Risk Committee of CN; former member of the Pension and Investment Committee of CN; Former chair of the audit committee of PrairieSky Royalty Ltd.; Former member of the audit committee of Ovintiv Inc.; Former Chair of the Audit Committee of Inter Pipeline Ltd.; Current and past member of the audit committees of various private and public companies; CPA since 1985 with previous experience at a large public accounting firm. • Risk Management: Former member of the Major Projects Review Committee of Inter Pipeline Ltd.; Former member of the Environment, Safety and Security Committee of CN; Previous experience in the Audit and Risk group of a large public accounting firm; over thirty years of experience in the energy business overseeing risk management, among other matters. • Corporate Governance/Public Company Experience: Chair of the board of directors of PrairieSky Royalty Ltd., where she has served as a director since 2014; Former member of the board of directors of Ovintiv Corporation and InterPipeline Limited; obtained her designation as ICD.D in 2013. • Environmental/Social/Corporate Responsibility: Over thirty years of experience in the energy business overseeing safety, and environmental matters including oversight of sustainability reporting; member of the GS Committee and former member of the Environment, Safety & Security Committee of CN. MEMBER OF ATTENDANCE 2024 (3) Board (4) 100% Audit, Finance and Risk Committee (Chair) 100% Governance and Sustainability Committee (5) 83% Pension and Investment Committee (5) 100% VOTING RESULTS IN 2024 490,981,602 (99.13%) votes in favour 4,321,731 (0.87%) votes against OTHER CURRENT PUBLIC BOARD PrairieSky Royalty Ltd. (2014–present)* * Chair of the board of directors of PrairieSky Royalty Ltd. since 2024. OTHER PUBLIC BOARDS DURING PAST 5 YEARS Ovintiv Corporation (2015–2021) Inter Pipeline Limited (IPL) (2015–2021) SECURITIES HELD Value at risk C$3,620,187(6) Common Shares Owned or Controlled (7) 25,121 February 2025 20,027 February 2024 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (8) Five-year target (C$1,609,515): Met (2.2✕). Nominees for Election to the Board

CN | Management Information Circular 2025 25 AGE 65 (1) Alberta, Canada DIRECTOR SINCE April 25, 2023 Independent LINGUISTIC PROFICIENCY English Al Monaco Corporate Director Mr. Monaco was, until his retirement on January 1, 2023, the President and Chief Executive Officer of Enbridge Inc. (Enbridge), an energy infrastructure company. Appointed as President, Chief Executive Officer and as a director of Enbridge in 2012, Mr. Monaco led Enbridge through a period of transformational growth combined with an intensified focus on safety, reliability and environmental protection. Previously, he held a number of executive positions at Enbridge, including President, Gas Pipelines, Renewable Energy & International, President, Gas Distribution and Storage, Executive Vice President, Major Projects & Renewable Energy and Senior Vice President, Corporate Planning and Development. Mr. Monaco is a director and member of the compensation committee of Weyerhaeuser Company, an American timberland and wood products company. He is also a former director and member of the executive committee, and Chair of the Finance Committee, of the American Petroleum Institute, and a former director and member of the Business Council (US), the U.S. National Petroleum Council, the Business Council of Canada, the Business Council of Alberta, and the Catalyst Canada Advisory Board. He was the recipient of the Fraser Institute’s Founders Award (2019) in recognition of his exceptional entrepreneurial achievements and has been recognized, among many other recognitions, as “Canadian Energy Person of the Year” (2017). Most recently, he was awarded the Canadian Chamber of Commerce Canadian Business Leader Lifetime Achievement Award. Mr. Monaco earned his MBA from the Haskayne School of Business at the University of Calgary. He is a CPA and a certified management accountant. He also completed the Advanced Management Program at Harvard Business School. Qualifications to sit on the Board Mr. Monaco brings decades-long experience overseeing a large, complex, federally regulated and geographically diverse industrial organization, including as it relates to the management of capital-intensive operations, development of major infrastructure projects, deployment of operating technology, as well as international operations, sustainability and strategic planning. This experience provides CN with invaluable insight into executive leadership, safety and reliability, and environment, social, and corporate responsibility, among other matters. Principal Competencies (2) • CEO/Executive Leadership Experience: Over 20 years of experience as a senior executive at Enbridge, a large, publicly-listed energy infrastructure company, including 11 years in the role of President and Chief Executive Officer. • Safety: Former President and Chief Executive Officer of Enbridge, with an intensified focus on Enbridge’s approach to safety, reliability and environmental protection. • Finance/Accounting/Investor Relations/Capital Markets: Former Chief Executive Officer at Enbridge, a large publicly-listed company; CPA and certified management account with an MBA from the Haskayne School of Business at the University of Calgary; experience in attracting and raising significant equity and debt to finance capital investments; significant mergers and acquisitions experience. • Environmental/Social/Corporate Responsibility: In his role as President and Chief Executive Officer of Enbridge, led Enbridge in establishing ESG goals; further led Enbridge in making meaningful progress towards the achievement of its ESG goals (including through significantly expanding the renewables and low carbon businesses and partnerships; and developing economic relationships with Indigenous communities). MEMBER OF ATTENDANCE 2024 (3) Board (4) 100% Governance and Sustainability Committee (5) (11) 100% Safety and Environment Committee (5) 100% Human Resources and Compensation Committee 100% VOTING RESULTS IN 2024 490,856,506 (99.1%) votes in favour 4,446,827 (0.90%) votes against OTHER CURRENT PUBLIC BOARD Weyerhaeuser Company (2020–present) OTHER PUBLIC BOARD DURING PAST 5 YEARS Enbridge Inc. (2012–2023) SECURITIES HELD Value at risk C$2,709,268 (6) Common Shares Owned or Controlled (7) 18,800 February 2025 10,037 February 2024 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (8) Five-year target (C$1,609,515): Met (1.7✕). Nominees for Election to the Board

26 CN | Management Information Circular 2025 AGE 61 (1) Alberta, Canada Quebec, Canada DIRECTOR SINCE February 28, 2022 Non-Independent LINGUISTIC PROFICIENCY English Tracy Robinson President and Chief Executive Officer, CN Ms. Robinson was appointed President and CEO of CN on January 25, 2022, effective February 28, 2022. Prior to joining CN, she held various senior and executive positions at TC Energy Corporation (a major North American energy company) between 2014 and 2022, including most recently as Executive Vice-President, President of Canadian Natural Gas Pipelines and President Coastal GasLink from 2018 to 2022. She also previously worked at Canadian Pacific Railway (now Canadian Pacific Kansas City Limited) for nearly three decades. Over the course of her career, Ms. Robinson has developed meaningful experience on private and industry boards. She currently serves as Chair of the Business Council of Canada and previously chaired the board of the Canadian Energy Pipeline Association and served on the boards of the Canadian Gas Association and the Business Council of British Columbia. She also served on the board of Shock Trauma Air Rescue Service (STARS), a charitable and non-profit entity governed by a volunteer board of directors, and acted as a board member of Smart Sand, Inc., a Nasdaq-listed frac sand supply and services company. Ms. Robinson is currently on the Campaign Committee of the University of Saskatchewan (U. of S.) and the Dean’s Advisory Council at the Edward’s School of Business of the U. of S. Ms. Robinson holds an MBA from the University of Pennsylvania’s Wharton School of Business and a Bachelor of Commerce Degree from U. of S. She received her Institute of Corporate Directors (ICD.D) designation in 2015. Qualifications to sit on the Board With her extensive executive experience and past tenure at Canadian Pacific Railway for 27 years, Ms. Robinson brings over 35 years of valuable railroad experience, operational management, strategy development and project execution experience to the Board, which will allow her to contribute to driving CN’s strategic vision in the view of providing value to our stakeholders. Principal Competencies (2) • CEO/Executive Leadership Experience: Former Executive Vice-President, President and various other senior leadership positions at TC Energy Corporation since 2014; extensive senior executive experience in commercial, operations and finance at Canadian Pacific Railway. • Transport Industry/Logistics/Supply Chain/Operations: Nearly three decades of experience, including in senior and executive positions, in roles spanning across commercial, operations and finance at Canadian Pacific Railway. • Government/Public Policy/ Regulatory/Legal: Extensive experience on private and industry boards, including as Chair of the Business Council of Canada, engaging with government actors and stakeholders. • Customer Experience/Sales/Marketing: Various executive roles spanning 35 years, including Executive Vice-President of TC Energy Corporation, President of Canadian Natural Gas Pipelines and President Coastal GasLink from 2019 to 2022; experience at Canadian Pacific Railway, notably as General Manager of Transportation Services and Vice President of Marketing and Sales. MEMBER OF ATTENDANCE 2024 (3) Board (4) 100% VOTING RESULTS IN 2024 494,648,299 (99.87%) votes in favour 653,237 (0.13%) votes against OTHER PUBLIC BOARDS (CURRENT OR DURING THE PAST 5 YEARS) – SECURITIES HELD (13) Value at risk C$6,371,535 (6) Common Shares Owned or Controlled (13) 44,213 February 2025 25,663 February 2024 Stock Options Held (14) 460,677 February 2025 296,600 February 2024 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (13) Five-year target (C$12,054,240): To be met by February 2027. Nominees for Election to the Board

CN | Management Information Circular 2025 27 (1) The age of the directors is provided as at May 2, 2025, the date of the Meeting. (2) For a more complete representation of each director’s competencies and the definitions thereof, please refer to the Competency Matrix on page 39 of this Information Circular. (3) For a detailed review of the 2024 Board and committee attendance by directors, please refer to the Attendance Table found in the “Statement of Corporate Governance Practices – Board and Committee Attendance” section of this Information Circular. (4) All directors attended the regularly-scheduled Board meetings in 2024. All Board meetings where directors were not in attendance in 2024 were special meetings called on short notice. (5) Effective April 26, 2024, following our 2024 Annual Shareholder Meeting, we restructured our Board Committees as follows: the former Pension and Investment Committee was disbanded and its responsibilities were reallocated to the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee; the former Governance, Sustainability and Safety Committee was renamed the Governance and Sustainability Committee; and we established a new Safety and Environment Committee with oversight of environment, safety and security matters. For further details on our Board Committee structure, including as it relates to the changes made thereto in 2024, please see the “Statement of Corporate Governance Practices – Committees of the Board” section on page 32 of this Information Circular. (6) The Value at risk for non-executive directors represents the total value of common shares and Deferred Share Units (DSUs) under the Deferred Share Unit Plan for non-executive directors (DSU Plan), which total value is based on the February 27, 2025, closing price of the common shares on the TSX (C$144.11) or, for Ms. dePass Olsovsky, Mr. Freeman, Ms. Gray, Mr. Howell and Mr. Knight, the closing price of the common shares on the New York Stock Exchange (NYSE) (US$99.76) converted to Canadian dollars using the rate of exchange of Bloomberg (US$1.00 = C$1.4437) on the same date. The Value at Risk for Ms. Tracy Robinson represents the total value of common shares owned or controlled and vested DSUs under the Company’s Voluntary Incentive Deferral Plan (VIDP), which total value is based on the February 27, 2025 closing price of the common shares on the TSX. (7) The information regarding common shares beneficially owned, controlled or directed, directly or indirectly (including DSUs for non-executive directors), has been provided by the respective directors individually as at February 27, 2025 and for 2024 as at February 22, 2024. For further information on the DSU Plan, please see the “Board of Directors Compensation – Directors’ Deferred Share Unit Plan” section of this Information Circular. In the case of Ms. Tracy Robinson, common shares owned or controlled include vested DSUs under the VIDP, but do not include common shares under stock options. For further details on the VIDP, please see the “Statement of Executive Compensation” section of this Information Circular. (8) Non-executive directors are required to own, within five years of joining the Board, common shares, DSUs or similar share equivalents, if any, (collectively, CN Securities) with a value of the Canadian dollar equivalent of five times their annual retainer (being the aggregate of their director cash retainer and director share grant retainer) or, in the case of Ms. Bruder, our Board Chair, the Canadian dollar equivalent of five times of the annual Board Chair retainer (being the aggregate of her Board Chair cash retainer and Board Chair share grant retainer). Non-executive director and Board Chair retainers are set in U.S. dollars and were converted to Canadian dollars as at February 27, 2025 using the average rate of exchange of the Bank of Canada during the year for 2024 (US$1.00 = C$1.3698) for purposes of calculating each director’s minimum shareholding requirement. For further details on director and Board Chair compensation and on non-executive director share ownership requirements, please see the “Board of Directors Compensation” section of this Information Circular. (9) Ms. dePass Olsovksy and Ms. Gray stepped down from the AFR Committee effective April 26, 2024. (10) Mr. Freeman and Ms. Jones became members of the AFR Committee effective April 26, 2024. (11) Mr. Freeman and Mr. Monaco stepped down from the GS Committee effective April 26, 2024. (12) Ms. Jones stepped down from the HRC Committee effective April 26, 2024. (13) For a discussion on Ms. Robinson’s shareholding requirements, please see the section on “Stock Ownership” on page 67 of this Information Circular. Ms. Robinson is also enrolled in the ESIP. See “Employee Share Investment Plan” on page 67 of this Information Circular. (14) Stock options granted to Ms. Robinson pursuant to the Management Long-Term Incentive Plan. For further details on the plan, please see the “Management Long-Term Incentive Plan” section beginning on page 83 of this Information Circular. Additional Disclosure Relating to Directors As of the date hereof, to the knowledge of the Company and based upon information provided by the directors, no proposed director is or has been within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including CN) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (each, an order) that was issued while such director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after such director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such director was acting in the capacity as director, chief executive officer or chief financial officer. Except as disclosed in this section, as of the date hereof, to the knowledge of the Company and based upon information provided by the directors, no proposed director is or has been, in the last 10 years, a director or executive officer of any company (including CN) that, while such person was acting in that capacity or within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Also as of the date hereof, to the knowledge of the Company and based upon information provided to it by the directors, no proposed director is or has, in the last 10 years, themselves become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets. On March 31, 2016, Ms. McKenzie, a current Board member of the Company, resigned as a director of Endurance Energy Ltd. (Endurance), a privately held natural gas exploration company. Endurance filed for creditor protection under the Companies’ Creditors Arrangement Act in May 2016, and was placed into bankruptcy in November 2017. To the knowledge of the Company and based upon information provided by the directors, no proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. Nominees for Election to the Board

28 CN | Management Information Circular 2025 CN’s director compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and its committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations throughout Canada and the U.S. and the Company’s need to attract and retain directors with experience in doing business in Canada and in the U.S., the compensation of the non-executive directors of the Company is designed to be comparable to that of a broad mix of large Canadian and U.S.-based companies, including other Class I railroads. The Company’s current compensation structure for non-executive directors consists of an all-inclusive annual retainer structure comprising both a cash and an equity component. We believe that this flat-fee approach continues to be consistent with the compensation trends of our comparator groups, adds predictability to compensation paid to non-executive directors, and is simpler to administer. This compensation structure was initially adopted following a comprehensive review conducted with the help of external advisors, and is reviewed regularly by the GS Committee and the Board to ensure it continues to be competitive and consistent with compensation trends of CN’s peers. Directors are also reimbursed for reasonable transportation and other out-of-pocket expenses incurred to attend Board and committee meetings. The Board sets the compensation of non-executive directors based on the GS Committee’s recommendations. The GS Committee annually reviews with the Board Chair the compensation structure and levels for non-executive directors, and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and of committee members and to remain competitive with director compensation trends in Canada and the U.S. Our approach to non-executive compensation has remained unchanged since 2015, and in 2024, the GS Committee and the Board reviewed the compensation structure and levels for non-executive directors and resolved that they would continue to remain unchanged for 2025. Any director who is also an employee of the Company or of any of its affiliates does not receive any compensation for their role as a director. Comparator Groups We conduct a market review of the compensation of CN’s non-executive directors on an annual basis with the assistance of an external firm, with reference to two separate comparator groups of companies of comparable size to CN in terms of revenue and market capitalization, being: (i) selected Canadian and U.S. companies, including Class I railroads, composed of the same companies used for benchmarking the NEO compensation (updated in 2023 to reflect a broader mix of Canadian and U.S. companies comparable to CN, in the view of capturing data from a broader industry perspective), and (ii) other select Canadian companies previously forming part of CN’s benchmark peer group, given that CN is a Canadian company competing to attract and retain Canadian directors. In December 2024, our review confirmed that our compensation structure for non-executive directors was aligned with the 3rd quartile of the NEO comparator group and the 1st quartile of the Canadian comparator group. NEO Peer Group Canadian Pacific Kansas City Limited Class I Railroad (CDN) CSX Corporation Class I Railroad (U.S.) Norfolk Southern Corporation Class I Railroad (U.S.) Union Pacific Corporation Class I Railroad (U.S.) Enbridge Inc. Oil, Gas and Consumable Fuels (CDN) Emerson Electric Co. Technology, software & engineering (U.S.) Fortis Inc. Electric & Gas (CDN) Illinois Tool Works Inc. Industrial products & equipment (U.S.) Republic Services, Inc. Waste management, comprehensive waste & environmental services (U.S.) Rogers Communications Inc. Diversified Telecommunication (CDN) Sempra Energy (U.S.) Telus Corporation Diversified Telecommunication (CDN) TC Energy Corporation Oil, Gas and Consumable Fuels (CDN) The Williams Companies, Inc. Electric & Gas (U.S.) Waste Management, Inc. Waste management, comprehensive waste & environmental services (U.S.) Xcel Energy Inc. Electric & Gas (U.S.) Other Canadian Peer Group of Companies Bank of Montreal Banks Barrick Gold Corporation Metals & Mining BCE Inc. Diversified Telecommunication Canadian Imperial Bank of Commerce Banks Canadian Natural Resources Ltd. Oil, Gas and Consumable Fuels Canadian Tire Corporation Multiline Retail Cenovus Energy Inc. Oil, Gas and Consumable Fuels CGI Inc. IT services Manulife Financial Insurance Corporation Nutrien Ltd Chemicals Sun Life Financial Inc. Insurance Suncor Energy Inc. Oil, Gas and Consumable Fuels Teck Resources Ltd. Metals & Mining Thomson Reuters Corporation Media Board of Directors Compensation Board of Directors Compensation

Compensation Levels

The following table shows the compensation levels for CN's non-executive directors in 2024.

TYPE OF FEE[1]	FEE (US$) 2024
Board Chair Cash Retainer[2]	175,000
Board Chair Share Grant Retainer[2]	375,000
Director Cash Retainer	35,000
Director Share Grant Retainer	200,000
Committee Chair Cash Retainers[3]	
AFR Committee and HRC Committee Chairs	75,000
Other Committee Chairs	65,000
Committee Member Cash Retainer	55,000

(1) The non-executive directors (including the Board Chair) may choose to receive all or part of their cash retainers in common shares or DSUs (see the following Compensation Tables for details) and their common share grant retainer can also be received in DSUs. The common shares are purchased on the open market.

(2) The Board Chair receives no additional director retainer nor committee Chair or committee member retainer.

(3) Committee Chairs receive no additional committee Chair or committee member retainer.

Directors' Deferred Share Unit Plan

Subject to the Minimum Shareholding Requirement (as defined herein), non-executive directors may elect to receive all or part of their director, committee member, Board Chair, and committee Chair cash retainers either in cash, common shares of the Company purchased on the open market or DSUs. They may also elect to receive their common share grant retainer in DSUs. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DSUs reflecting notional dividend equivalents.

Each non-executive director has an account where DSUs are credited and held until the director leaves the Board. The number of DSUs credited to each non-executive director's account is calculated by dividing the amount elected to be received in DSUs by the common share price on the day the credit is made. Grants are made quarterly in arrears, payable on the last trading day of each fiscal quarter.

Participants in the DSU Plan are credited additional DSUs that are equivalent to the dividends declared on the Company's common shares. The number of DSUs is calculated using the methodology described above, using the total notional dividend amount and the share price on the dividend payment date. Such additional DSUs are credited to each non-executive director's account on each dividend payment date.

When a non-executive director leaves the Board, the Company is required to deliver to such director a number of common shares purchased on the open market equivalent to the number of DSUs held by the non-executive director in the DSU Plan, taking into account the appropriate tax withholdings. All administration costs as well as any brokerage fees associated with the purchase and delivery of common shares are supported by CN.

Compensation Table in Canadian Dollars

The table below reflects in detail the compensation earned by the Company's non-executive directors, expressed in Canadian dollars, in the 12-month period ended December 31, 2024, in accordance with the disclosure rules issued by the Canadian Securities Administrators (the **CSA**). Directors' compensation has been set in U.S. dollars since 2002 and the fluctuation in the exchange rate affects year-over-year comparability. Please see footnote 1 in the below table for currency exchange information, and the Compensation Table in U.S. dollars on page 30.

Fees Earned (Canadian $)[1]

NAME	DIRECTOR AND BOARD CHAIR CASH RETAINER	COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER	TOTAL CASH RETAINER[2]	SHARE-BASED AWARDS[3]	ALL OTHER COMPENSATION	TOTAL COMPENSATION	PERCENTAGE OF TOTAL FEE RECEIVED IN COMMON SHARES AND/ DSUS[4]
Shauneen Bruder	241,054	–	241,054	516,544	–	757,598	100%
Jo-ann dePass Olsovsky	48,077	103,022	151,099	275,490	–	426,589	82%
David Freeman	48,211	75,760	123,971	275,490	–	399,461	100%
Denise Gray	48,211	89,534	137,745	275,490	–	413,235	100%
Justin M. Howell	48,077	79,909[5]	127,986	275,490	–	403,476	84%
Susan C. Jones	48,211	85,190[6]	133,401	275,490	–	408,891	100%
Robert Knight	48,211	75,760	123,971	275,490	–	399,461	100%
Michel Letellier	48,211	75,760	123,971	275,490	–	399,461	100%
Margaret A. McKenzie	48,211	103,309	151,520	275,490	–	427,010	100%
Al Monaco	48,211	75,760	123,971	275,490	–	399,461	100%
Total	**674,685**	**764,004**	**1,438,689**	**2,995,954**	–	**4,434,643**	

(1) All directors earned compensation in U.S. dollars. The directors and the Board Chair may choose to receive all or part of their cash retainers in common shares or DSUs, and may also choose to receive their common share grant retainer in DSUs. Unless otherwise indicated, compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2024 (US$1.00 = C$1.3698). Compensation elected to be received in common shares or DSUs was converted to Canadian dollars using the rate of exchange of Bloomberg on the applicable purchase or reference days (US$1.00 = C$1.3584 on March 26, 2024; US$1.00 = C$1.3658 on June 25, 2024; US$1.00 = C$1.3485 on September 25, 2024 and US$1.00 = C$1.4371 on December 23, 2024).

(2) All directors elected to receive their cash retainers in common shares or DSUs with respect to the amounts set forth beside their names, except for Ms. dePass Olsovsky and Mr. Howell, who each elected to receive 50% of their Director and Committee Chair retainers in cash.

(3) Represents a common share grant valued at US$200,000 (prorated where applicable) received by each non-executive director as part of the director retainer and US$375,000 for the Board Chair as part of the Board Chair retainer. See Note 1 for currency conversion information.

(4) This percentage is calculated by dividing the aggregate of the cash retainers elected by non-executive directors to be received in common shares or DSUs described in notes (1) and (3) above and the value provided under the share-based awards column, by the value provided under the total compensation column.

(5) The Pension and Investment Committee was disbanded on April 26, 2024. As such, Mr. Howell's revised compensation (excluding the Pension and Investment Committee Chair cash retainer) became effective as of that date and accordingly, the compensation of Mr. Howell was prorated in 2024.

(6) Ms. Jones became chair of the newly created Safety and Environment Committee on April 26, 2024. As such, Ms. Jones' revised compensation (including the Safety and Environment Committee Chair cash retainer) became effective as of that date and accordingly, the compensation of Ms. Jones was prorated in 2024.

CN
Board of Directors Compensation

CN | Management Information Circular 2025 29

Compensation Table in U.S. Dollars

The table below reflects in detail the compensation earned by the Company's non-executive directors in U.S. dollars in the 12-month period ended December 31, 2024.

Fees Earned (US$)

NAME	DIRECTOR AND BOARD CHAIR CASH RETAINER	COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER	TOTAL CASH RETAINER	SHARE-BASED AWARDS	TOTAL
Shauneen Bruder	175,000	–	175,000	375,000	550,000
Jo-ann dePass Olsovsky	35,000	75,000	110,000	200,000	310,000
David Freeman	35,000	55,000	90,000	200,000	290,000
Denise Gray	35,000	65,000	100,000	200,000	300,000
Justin M. Howell	35,000	58,194(1)	93,194	200,000	293,194
Susan C. Jones	35,000	61,806(2)	96,806	200,000	296,806
Robert Knight	35,000	55,000	90,000	200,000	290,000
Michel Letellier	35,000	55,000	90,000	200,000	290,000
Margaret A. McKenzie	35,000	75,000	110,000	200,000	310,000
Al Monaco	35,000	55,000	90,000	200,000	290,000
Total	**490,000**	**555,000**	**1,045,000**	**2,175,000**	**3,220,000**

(1) The Pension and Investment Committee was disbanded on April 26, 2024. As such, Mr. Howell's revised compensation (excluding the Pension and Investment Committee Chair cash retainer) became effective as of that date and accordingly, the compensation of Mr. Howell was prorated in 2024.

(2) Ms. Jones became chair of the newly created Safety and Environment Committee on April 26, 2024. As such, Ms. Jones' revised compensation (including the Safety and Environment Committee Chair cash retainer) became effective as of that date and accordingly, the compensation of Ms. Jones was prorated in 2024.

Share Ownership

The directors of the Company play a central role in enhancing shareholder value and each of them has a substantial investment in the Company. Since January 1, 2019, each non-executive director must own, within five years of joining the Board, common shares, DSUs or similar share equivalents of CN, if any, (**CN Securities**) with a value of the Canadian dollar equivalent of five times their total annual director retainer (which consists of the aggregate of their director cash retainer and director share grant retainer) and in the case of the Board Chair, the Canadian dollar equivalent of five times her total Board Chair retainer (which consists of the aggregate of her Board Chair cash retainer and Board Chair share grant retainer) (the **Minimum Shareholding Requirement**). Each non-executive director is required to continue to hold such value throughout their tenure as a director and to continue to hold 50% of the Minimum Shareholding Requirement for a period of two years after the director leaves the Board. In addition, the CN Securities held to comply with the Minimum Shareholding Requirement shall not be, during the director's tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to their holding.

Directors are required to own, within 5 years of joining the Board, CN shares worth **5 times** their annual Director retainer.

Each non-executive director is required to receive at least 50% of their annual director, committee, Board Chair and committee Chair cash retainers in CN Securities and may elect to receive up to 100% of such retainers in CN Securities until their Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may continue to elect to receive up to 100% of such retainers in CN Securities.

Directors continue to be subject to share ownership requirements for **2 years** beyond board tenure.

Approximately 97% of the total annual compensation of the non-executive directors for 2024 was in the form of CN Securities. The average value of CN Securities owned by the current non-executive directors is approximately C$2,055,788 (based on the February 27, 2025 closing price of the common shares of the Company on the TSX (C$144.11), or the NYSE (US$99.76) for U.S. directors).

CN
Board of Directors Compensation

30 CN | Management Information Circular 2025

Share Ownership Table

The following table provides information on the number and the value of common shares and DSUs owned by the Company's current directors as at February 27, 2025, and the Minimum Shareholding Requirement status.

Values Expressed in Canadian $

NAME OF DIRECTOR	PERIOD[1]	NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED	TOTAL VALUE OF COMMON SHARES (VALUE AT RISK) (C$)[2]	NUMBER OF DSUs HELD[3]	TOTAL VALUE OF DSUs (VALUE AT RISK) (C$)[2]	TOTAL NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED AND DSUs[3]	TOTAL VALUE OF COMMON SHARES AND DSUs (VALUE AT RISK) (C$)[2]	GUIDELINE MET/ INVESTMENT REQUIRED TO MEET GUIDELINE (C$)	VALUE AT RISK AS MULTIPLE OF SHAREHOLDING REQUIREMENT
Shauneen Bruder	2025	8,244	1,188,043	26,620	3,836,208	34,864	5,024,251	Met	1.3
	2024	6,000		26,066		32,066			
	Variation	2,244		554		2,798			
Jo-Ann dePass Olsovsky	2025	6,137	883,872	6,971	1,003,988	13,108	1,887,860	Met	1.2
	2024	–		4,649		4,649			
	Variation	6,137		2,322		8,459			
David Freeman	2025	3,038	437,543	6,572	946,523	9,610	1,384,066	225,449	0.9
	2024	2,038		3,960		5,998			
	Variation	1,000		2,612		3,612			
Denise Gray	2025	–	–	9,622	1,385,794	9,622	1,385,794	223,721	0.9
	2024	–		6,861		6,861			
	Variation	–		2,761		2,761			
Justin M. Howell	2025	–	–	7,653	1,102,212	7,653	1,102,212	507,303	0.7
	2024	–		5,391		5,391			
	Variation	–		2,262		2,262			
Susan C. Jones	2025	3,978	573,270	6,632	955,738	10,610	1,529,007	80,508	0.9
	2024	2,748		3,959		6,707			
	Variation	1,230		2,673		3,903			
Robert Knight	2025	–	–	6,572	946,523	6,572	946,523	662,992	0.6
	2024	–		3,959		3,959			
	Variation	–		2,613		2,613			
Michel Letellier	2025	1,025	147,713	5,697	820,995	6,722	968,707	640,808	0.6
	2024	1,025		3,103		4,128			
	Variation	–		2,594		2,594			
Margaret A. McKenzie	2025	13,205	1,902,973	11,916	1,717,215	25,121	3,620,187	Met	2.2
	2024	11,005		9,022		20,027			
	Variation	2,200		2,894		5,094			
Al Monaco	2025	14,546	2,096,224	4,254	613,044	18,800	2,709,268	Met	1.7
	2024	8,346		1,691		10,037			
	Variation	6,200		2,563		8,763			
Tracy Robinson	2025	13,995	2,016,819	30,218	4,354,716	44,213	6,371,535	5,682,705	Note 3
	2024	4,382		21,281		25,663			
	Variation	9,613		8,937		18,550			

(1) The number of common shares and DSUs held by each director for 2025 is set out as at February 27, 2025 and for 2024, is set out as at February 22, 2024.

(2) The total value at risk is based on the February 27, 2025 closing price of the common shares on the TSX (C$144.11) or, for Ms. dePass Olsovsky, Mr. Freeman, Ms. Gray, Mr. Howell and Mr. Knight, the NYSE (US$99.76) converted into Canadian dollars using the Bloomberg closing exchange rate (US$1.00 = C$1.4437) on the same date.

(3) For a discussion on Ms. Tracy Robinson's shareholding requirements, please see the section on "Stock Ownership" on page 67 of this Information Circular. For Ms. Robinson, the number of DSU's shown include those held under the Company's VIDP. Ms. Robinson is also enrolled in the ESIP. See "Employee Share Investment Plan" on page 67 of this Information Circular.

CN Board of Directors Compensation

CN | Management Information Circular 2025 31

32 CN | Management Information Circular 2025 Statement of Corporate Governance Practices Helpful governance resources Corporate Governance Manual: https://www.cn.ca/en/delivering-responsibly/governance Code of Business Conduct: https://www.cn.ca/en/delivering-responsibly/governance/code-of-business-conduct 2024 Annual Information Form: https://www.cn.ca/en/investors/regulatory-filings Investor Relations: https://www.cn.ca/en/investors We are committed to adhering to the highest standards of corporate governance, and our best-in-class corporate governance practices are designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board and its committees are described in our Corporate Governance Manual, which is revised regularly to take into account evolving best practices, changing circumstances and our needs. In 2024, we amended our Corporate Governance Manual to, among other matters, re-structure our Board Committees to better focus on enterprise risks as well as on the Company’s priorities, including the safety of our operations and our sustainability strategy. More information on our Board Committee structure can be found in this “Statement of Corporate Governance Practices” section of the Information Circular under the heading “Board Committees”. As a Canadian reporting issuer with securities listed on the TSX and on the NYSE, our corporate governance practices comply with applicable rules adopted by the CSA, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) and related rules of the SEC. As a “foreign private issuer” under the SEC’s rules, we are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca, under “Delivering Responsibly/ Governance”, our governance practices comply with the NYSE corporate governance rules in all significant respects. The CSA adopted, in June 2005, National Instrument 58–101 – Disclosure of Corporate Governance Practices (as amended from time to time, the Disclosure Instrument) and National Policy 58–201 – Corporate Governance Guidelines (as amended from time to time, the National Policy). The National Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the National Policy. The text set forth in the present section of the Information Circular refers to the items of the Disclosure Instrument as well as to the guidelines of the National Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards. The Board has approved the disclosure of the Company’s governance practices described hereinafter, on the recommendation of the GS Committee. The Board regularly reviews its governance practices and updates CN’s Corporate Governance Manual with a view of sustaining its best-in-class corporate governance standards. Delivering Responsibly . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33 Culture of Ethical Conduct . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33 Our Governance Structure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34 Board of Directors Governance . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36 Board and Committee Meetings . . . . . . . . . . . . . . . . . . . . . . . . . . . 37 Board and Committee Attendance . . . . . . . . . . . . . . . . . . . . . . . . 38 Board Renewal and Director Selection . . . . . . . . . . . . . . . . . . . . 38 Board Performance Assessment . . . . . . . . . . . . . . . . . . . . . . . . . . . 42 Director Orientation and Continuing Education . . . . . . . . . . 43 Risk Management Oversight . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44 Cybersecurity and Artificial Intelligence Oversight . . . . . . . . 45 Grow our People . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .46 Stakeholder and Indigenous Engagement . . . . . . . . . . . . . . . . 47 Statement of Corporate Governance Practices

CN | Management Information Circular 2025 33 Delivering Responsibly At CN, we are focused on Delivering Responsibly: moving customer goods safely and efficiently; being environmentally responsible; attracting and developing talented railroaders; and helping build safer, stronger communities, all while adhering to the highest standards of governance and supporting shareholder value. Environment We aim to conduct our operations in a manner that seeks to minimize our environmental impact. One key commitment to our shareholders is an annual advisory vote on the Company’s Climate Action Plan. This vote complements CN’s long-standing and extensive climate change plans and disclosures, its public reporting of its GHG emissions, its strategy to reduce emissions, as well as its year-over-year progress. For more information on our Climate Action Plan, please see the “Climate Action Plan Report” section beginning on page 49 of this Information Circular. Safety Safety is a core value at CN. Our safety vision underscores every activity that we undertake. Our ambition is to keep our employees, the customers we serve and the communities and environments in which we operate safe. To continue to strengthen our safety culture, we have adopted various initiatives, including comprehensive training programs for employees, our CN Safety Week, and are leveraging technological advancements to further support our commitment to our safety culture. People We recognize the importance of providing a safe, supportive and inclusive work environment where all of our employees can grow to their full potential. We value the development of a workforce of top-talent that reflects the population and stakeholders we serve, and we strive to foster a culture of inclusion where everyone can thrive and contribute toward CN's success, at all levels within the organization. Community We recognize the importance of proactively engaging and fostering strong relationships with our stakeholders and with the Indigenous communities along our network in Canada. We also aim to be good neighbors who listen, learn, and do their part to help build safer, stronger, more prosperous communities. As a result, we regularly partner with our communities and financially contribute to causes that align with our core values. For more information on our engagement strategies and frameworks, refer to the section on “Stakeholder and Indigenous Engagement” on page 47 of this Information Circular. Governance We are dedicated to adhering to the highest standards in our corporate governance practices and regularly review our Corporate Governance Manual to ensure we continue to meet this commitment. Since CN became a publicly traded company in 1995, our Board has adopted governance practices that have been widely recognized as meeting the highest governance standards and supporting shareholder value. Culture of Ethical Conduct The Board and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a comprehensive ethics program based on CN’s core values of integrity and respect. The Company believes that ethical business conduct is fundamental. Hence, the mandate of the Board, attached as Schedule “A” to this Information Circular, states that the Board shall take all reasonable steps to ensure the highest quality of ethical standards, including by regularly reviewing, together with the GS Committee, the Code of Business Conduct, and monitoring compliance therewith. Code of Business Conduct Our Code of Business Conduct is applicable to all directors, officers and employees of CN. We expect everyone working on CN’s behalf, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards. The Code of Business Conduct addresses many important matters, including conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. The GS Committee and the Board review and update the Code of Business Conduct regularly, including most recently in 2024, to ensure that it is consistent with current industry trends and developments, clearly communicates CN’ s organizational mission, core values, and principles, and, most importantly, serves as a reference guide for employees to support everyday decision making. Although waivers to the Code of Business Conduct may be granted in exceptional circumstances, no waiver has ever been granted to a director or executive officer in connection therewith. The GS Committee reviews, monitors and oversees the disclosure, reporting and activities relating to CN’s Code of Business Conduct. Management reports to the GS Committee on the implementation of the Code of Business Conduct within the Company and on any significant contravention to the Code of Business Conduct. Those subject to our Code of Business Conduct are encouraged to contact their supervisors, the CN Human Resources department, or the Office of the Ombudsman for information, guidance and assistance with the application of the Code of Business Conduct, or to report a violation thereunder. The Office of the Ombudsman offers an independent, confidential, impartial and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company. Yearly, the CN Ombudsman presents a report that summarizes all cases logged and handled by the Office of the Ombudsman to the GS Committee. Each director, executive officer and management employee must certify annually their compliance with the Code of Business Conduct, and employees are required to complete a virtual training on the Code of Business Conduct. An integrity training session is also part of every new employee’s onboarding program on our core values of integrity and respect, and the importance of protecting CN’s reputation, understanding what “Doing the Right Thing” means at CN, and how to identify and avoid potential conflict of interest situations. The Code of Business Conduct is available on our website at www.cn.ca, under “Delivering Responsibly/Governance” and in print to any shareholder who requests a copy by contacting our Corporate Secretary. The Code of Business Conduct has also been filed with the Canadian and U.S. securities regulatory authorities. CN’s Code of Business Conduct clearly communicates CN’s organizational mission, core values, and principles, and, most importantly, serves as a reference guide for employees to support everyday decision making. Statement of Corporate Governance Practices

34 CN | Management Information Circular 2025 Conflicts of Interests As part of our ethics program, employees are required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company, and be fair and impartial in all dealings with customers, suppliers and partners. Employees must report to their manager any real or potential conflict of interest, and as required, provide written disclosure of such conflict. Similarly, the Board requests that every director disclose any direct or indirect interests in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that all such conflicts have been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board requires that such director not participate or vote in any such discussion or decision. Related-Party Transactions Under CN’s Code of Business Conduct, directors, officers and employees are also required to report any related-party transaction. For that purpose, in its Corporate Governance Manual, CN defines a related party as: • A director or officer of CN; • An affiliate, including an immediate family member, of a director or officer; or • A person who beneficially owns more than 10% of CN’s common shares. Any director or officer that has a material interest in a transaction or agreement involving CN must disclose the interest to the Chair of the Board or to the President and CEO, and does not participate in any discussions or votes on the matter. In accordance with our Corporate Governance Manual, any related-party transaction or any situation where a related party has a material interest in a transaction involving CN is submitted to the GS Committee, or if deemed appropriate by the Chair of the Board, to the Board, for review and decision. In 2024, there was no such transaction between CN and a related person as described in Item 404 of Regulation S-K. Insider Trading and Reporting Policy and Communications Policy CN actively promotes compliance with applicable laws and regulations, including securities laws and stock exchange rules. To that end, the Company has notably established a strict prohibition against insider trading, and has adopted communications guidelines applicable to all CN employees in the view of ensuring that the Company’s public communications are open, straightforward, and truthful. Our Insider Trading and Reporting Policy applies to all directors, officers, and employees of the Company, and provides guidance as to their obligations under applicable insider trading and reporting laws in the view of promoting compliance therewith. Our Communications Policy reflects our commitment to provide complete, accurate and timely communications to the investing public. Among other matters, it establishes the Company’s designated spokespersons as the only individuals authorized to speak on the Company’s behalf; and sets out the procedures to be followed should material information regarding the Company’s business and affairs arise in order to ensure the broad dissemination thereof, to avoid selective disclosure. These policies are regularly reviewed by the Board and the GS Committee, including most recently in 2024, in line with our commitment to ensure that we continue to adhere to the highest governance standards. CN Hotline The Board has adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to CN; and (ii) to communicate directly with the Board Chair, who presides over all non-executive director sessions of the Board. These procedures are described on our website at www.cn.ca, under “Delivering Responsibly/Governance”. The Code of Business Conduct also provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hotline. Our Governance Structure The Board of Directors The Board of Directors has oversight responsibility for the stewardship of CN and its business. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of creating value for shareholders and taking into account the interests of other stakeholders. In doing so, the Board assumes the duties and responsibilities set forth in its mandate, which is attached as Schedule “A” of this Information Circular. The Board mandate is reviewed and approved annually by the Board, through the GS Committee. The Board, in consultation with management, establishes and is responsible for the Company’s strategic direction and its overall policies, and in doing so, reviews CN’s strategic plan on an annual basis to ensure that it continues to be responsive to the changing business environment in which CN operates. In 2024, the Board held three comprehensive strategy sessions, including presentations by external advisors, with a view to identify the Company’s long-term priorities, risks, and opportunities, while assessing the Company’s strategic plan in relation thereto. The Board fulfills certain of its responsibilities through its standing Committees, as further described under the heading “Committees of the Board”. Committees of the Board The Board regularly reviews its Committee structure to ensure it continues to align with our core values and strategic vision. In 2024, following our last annual meeting of shareholders, the Board re-structured its standing committees by disbanding and reallocating the responsibilities of the Pension and Investment Committee and establishing the SE Committee with a view to strengthening the alignment of our Committee structure with CN’s core values and ensuring the Board is spending the necessary time and focus on the right strategic topics (including the development and implementation of our environment and climate change strategy and the safety and efficiency of our operations) and enterprise risks. This new committee structure, aligned with corporate governance best practices, has enhanced the Board’s focus on current and emerging risks while ensuring that the breadth of experience and expertise of our Board is drawn upon effectively in order for CN to be best positioned to execute on its strategy. As a result of the restructuring and as of the date hereof, the Board has subdivided its supervision mandate into four areas and has therefore established four standing Committees that have responsibilities within such areas. These Committees are: (i) the AFR Committee, (ii) the GS Committee, (iii) the HRC Committee and (iv) the SE Committee. The charters of each committee are included in CN’s Corporate Governance Manual and are available on our website at www.cn.ca under “Delivering Responsibly/Governance”. Statement of Corporate Governance Practices

CN | Management Information Circular 2025 35 Each committee reports to the Board and, subject to certain limited exceptions, there are no standing delegations of the Board’s decision-making authority to any committees. A report of each committee’s activities over the past year can be found at Schedule “B” of this Information Circular. The following is a brief summary of the mandate of each of the committees of the Board as of the date hereof. Audit, Finance and Risk Committee The AFR Committee oversees the Company’s financial reporting, overall enterprise risk management, monitors internal and external auditors, and oversees the Company’s financial policies and procedures, including policies and procedures related to the disclosure of financial and other material information to investors, and the processes to ensure that such information is accurate, complete and consistent with other public disclosures made by CN. The AFR Committee is also responsible for reviewing and making recommendations to the Board regarding certain of CN’s financial activities. As part of these responsibilities, following the Board’s annual approval of CN’s strategic and business plan and overall capital allocation plan and shareholder distributions (including with respect to dividends and shareholder repurchases), the AFR Committee monitors performance against CN’s annual operating plans, capital expenditures programs and capital allocation plans (including monitoring CN’s capital structure and cash flows) and the alignment of these plans to the Company’s long-term strategy, and reviews the opportunities and parameters for debt or equity financing, among other matters. The AFR Committee is also responsible for overseeing the funding of CN’s pension plans, the investment management performance of the CN Investment Division and the activities of the Pension Advisory Working Committee, a management-level committee. The AFR committee oversees CN’s overall enterprise risk management program, monitoring management’s assessment of major risk exposures and their potential impact on the Company’s ability to achieve its business and financial objectives. The committee is kept informed of any risk reports relating to specific risks which fall within the mandate of, or have been delegated to, other Committees, enabling it to have a holistic view of all risks faced by CN. As of the date of this Information Circular and as required by the AFR Committee’s charter, each member of the AFR Committee is independent and is financially literate, as such term is defined under Canadian securities laws, and as such qualification is interpreted by the Board of Directors as required under NYSE corporate governance standards, based on their respective education and experience. No member of the AFR Committee receives, other than in their capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company. Additional information relating to the AFR Committee can be found in Schedule “C” of this Information Circular and in the Company’s 2024 Annual Information Form, available on SEDAR+ at www.sedarplus.ca, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. Governance and Sustainability Committee The GS Committee is responsible for monitoring the size and composition of the Board and its committees, including identifying candidates for nomination for election as directors, and overseeing corporate governance and sustainability matters. As part of its responsibilities, the GS Committee develops, reviews and monitors criteria for selecting directors, including by regularly assessing required or desired competencies and skills to improve the Board and, in consultation with the Board Chair, identifies candidates qualified to become Board members. The GS Committee also oversees CN’s overall sustainability framework and the development and implementation of CN’s sustainability policies and practices. This includes oversight of the Company’s short- and long-term sustainability objectives and policies and practices relating to environmental, social and governance matters, including public and government affairs, lobbying, human and social rights and other corporate responsibility matters. The committee is responsible for overseeing CN’s key sustainability metrics (other than specific goals related to the environment, climate change, and safety, which are reviewed by the SE Committee) and reviewing progress against established goals, as well as key sustainability disclosures and ratings. The committee also oversees the development and implementation of the Company’s Stakeholder and Indigenous Relations Framework and related practices, including its internal and external stakeholder engagement policies and programs and Indigenous communication, engagement and relationship-building initiatives, as well as the Company’s community investment policies and programs, including its donations and sponsorships strategy and budget. The committee also oversees and monitors management’s assessment of the Company’s major risk exposures relating to compliance with laws and regulatory requirements, government and public policy concerns, reputation, human and social rights, activism, and such other risks delegated to the committee by the AFR Committee or the Board. The committee is responsible for monitoring CN’s compliance with laws and regulations to which it is subject, and advises the Board on the adequacy of the Company’s efforts to ensure that its business is conducted in a way that it meets high standards of ethics and corporate responsibility, including by reviewing, on a regular basis, the Code of Business Conduct. The GS Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto, and monitors the disclosure of the Company's governance practices. The responsibilities, powers and operation of the GS Committee are further described in its charter, which is included in our Corporate Governance Manual. Human Resources and Compensation Committee The HRC Committee monitors executive management’s performance assessment, compensation and succession planning. The committee also has the mandate to review human resources practices by ensuring, among other matters, that appropriate human resources practices and policies are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives and to ensure consistency with its strategic direction. Priorities of the HRC Committee include talent management, leadership development, succession planning, and employee engagement. The committee annually reviews short-, medium- and long-term succession plans for the executive team, and develops and implements specific customized plans to address identified gaps therein. The committee is also responsible for overseeing the human resources, compensation and governance structure and design aspects of CN’s pension plans and monitoring the compensation, retention, development and evaluation of the President and CEO of the CN Investment Division. The HRC Committee oversees and monitors management’s assessment of the Company’s major risk exposures relating to executive management, human resources, compensation, succession, culture, pension and investment management and such other risks delegated by the AFR Committee or the Board, and management’s mitigation plans. The mandate of the HRC Committee is further described in the section entitled “Statement of Executive Compensation – Human Resources and Compensation Committee” on page 57 of this Information Circular and in its charter, which is included in our Corporate Governance Manual. The Board has adopted a policy, which is included in our Corporate Governance Manual, providing that no more than one in three members of the HRC Committee shall be a sitting CEO of another company, that at least one member shall be experienced in executive compensation, and that the President and CEO of the Company shall be excluded from the committee member selection process. As of the date of this Information Circular, the composition of the committee was in compliance with the conditions of the policy. Statement of Corporate Governance Practices

36 CN | Management Information Circular 2025 As permitted under its charter, the HRC Committee retains the services of an executive compensation consultant, as appropriate, to assist in the performance of its functions. For more information on the executive compensation consultant, please refer to the subsection entitled “Statement of Executive Compensation – Mandate of the Human Resources and Compensation Committee – Independent Advice” on page 58 of this Information Circular. Safety and Environment Committee The SE Committee oversees the development and implementation of CN’s policies and practices relating to safety, security and environmental matters. The SE committee is responsible for overseeing and monitoring the CN’s key environmental metrics (including those related to climate change) and progress against established goals and targets, and reviews the Company’s strategic plans and opportunities to ensure alignment with its environmental and climate change objectives. The SE Committee is also responsible for reviewing the Company’s environmental metrics and targets set out in its compensation plans. The SE Committee is responsible for reviewing, on an annual basis, the Company’s disclosures regarding environmental and climate change matters, including its Climate Action Plan. The SE Committee also oversees the development of CN’s safety and security policies and reviews performance thereunder. In doing so, it reviews and monitors compliance with CN’s safety program, including training programs, emergency response planning and initiatives that promote safety rule compliance, as well as safety targets and metrics set out in CN’s compensation plans. In addition, the SE Committee is responsible for assessing advancements in operating technology (including artificial intelligence and digital transformation initiatives), including the risks and opportunities of adopting or exploring such technologies or initiatives. The SE Committee oversees and monitors management’s assessment of the Company’s major risk exposures relating to environment, climate change, greenhouse gas emissions reduction, biodiversity, safety and security, including related operating technology initiatives, and such other risks delegated to the committee by the AFR Committee or the Board, and management’s mitigation plans. The responsibilities, powers and operation of the SE Committee are further described in its charter, which is included in our Corporate Governance Manual. Board of Directors Governance Independence Independence of Directors To better align the interests of the Board with those of our shareholders, our Corporate Governance Manual provides that independent directors must comprise a substantial majority of our Board. As shown in the table below, all of our nominees for election to the Board of Directors are independent, with the exception of our President and CEO. In determining whether a director is an independent director, the Board applies the standards developed by the CSA, the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under “Delivering Responsibly/Governance”. Independence Status of nominees to the Board INDEPENDENT NON-INDEPENDENT (REASON FOR NON-INDEPENDENCE) Shauneen Bruder Jo-ann dePass Olsovsky David Freeman Denise Gray Justin M. Howell Susan C. Jones Robert Knight Michel Letellier Margaret A. McKenzie Al Monaco Tracy Robinson (President and CEO, CN) The Board also adopted, in the fall of 2022, a Directors Independence Protocol (the Protocol) which sets out the process and parameters for determining the independence status of directors at the time of appointment and on an ongoing basis. The Protocol is consistent with standards established in CN’s Corporate Governance Manual and also sets out the process for gathering and reviewing relevant information on an ongoing basis. Independent Chair of the Board The Board has been led by an independent and non-executive Chair since CN became public in 1995, and we believe that the separation of the positions of President and CEO and Chair of the Board contributes to allowing the Board to function independently of management. Our Corporate Governance Manual provides that the position of Board Chair must be held by an independent director who is designated by the Board. The Corporate Governance Manual also describes the responsibilities of the Chair of the Board. The key role of the Chair of the Board is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively, and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. Ms. Shauneen Bruder, who is the current independent Chair, became Chair of the Board on May 20, 2022. Independent Committee members The charters of each of the GS Committee, the AFR Committee and the HRC Committee provide that such committees must be composed solely of independent directors, and the charter of the SE Committee provides that a majority of its members shall be independent directors. As of the date of this Information Circular, each member of each committee of the Board is independent. All of the nominees for election to the Board, except our President and CEO, are independent. Statement of Corporate Governance Practices

CN | Management Information Circular 2025 37 Common Directorships With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the GS Committee. It has been the Company’s practice not to permit common directorships amongst its board members. In addition, the Board has adopted a policy to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee. As of March 10, 2025, no members of our Board serve together on the boards of other companies. Position Descriptions Our Corporate Governance Manual includes position descriptions for the Board Chair and the committee Chairs, as well as a position description for the President and CEO of the Company. Board and Committee Meetings Process Our Corporate Governance Manual provides that the Board shall meet at least six times a year, and as necessary. The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board and its committees. In this context, the Corporate Secretary, in collaboration with the Board, the committee Chairs and relevant CN executives, establishes Board and committee working plans for the year. This process is conducive to the preparation of in-depth presentations resulting in meaningful information and discussions, while allowing management to plan ahead. If, during the course of the year, events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all Board and committee meetings held during the course of 2024 are set out under the heading “Board and Committee Attendance”. Communication regularly takes place between the Board Chair and CN executives and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company is transmitted to those members of the Board or committees having supervisory responsibilities. In Camera Meetings Our Corporate Governance Manual requires that independent directors meet in camera, without the presence of management and under the chairmanship of the Board Chair, at or after every meeting of the Board. The Board met during in camera sessions at all meetings held in 2024, including regular and special meetings. Each of our Board Committees also meets in camera, without the presence of management, at or after every meeting, including regular and special meetings. Independent members of the Board hold in camera meetings, without the presence of management, at or after every meeting of the Board and committees of the Board. Statement of Corporate Governance Practices

CN
Statement of Corporate Governance Practices

Board and Committee Attendance

Board and Board committee members are expected to attend, rigorously prepare for and actively participate in, all meetings of the Board and of the Committees on which they sit. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the Board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated.

In 2024, all directors attended all regularly-scheduled meetings of the Board. The following table shows the record of attendance for each current director at meetings of the Board and the Committees of which they were members for the year ended December 31, 2024, as well as the number of Board and Committee meetings held during the 12-month period that ended on December 31, 2024.

	NUMBER AND% OF MEETINGS ATTENDED									
	COMMITTEE MEETINGS						BOARD MEETINGS			
NAME OF DIRECTOR	AUDIT, FINANCE AND RISK COMMITTEE	GOVERNANCE AND SUSTAINABILITY COMMITTEE(1)	SAFETY AND ENVIRONMENT COMMITTEE(1)	HUMAN RESOURCES AND COMPENSATION COMMITTEE	PENSION AND INVESTMENT COMMITTEE(1)	COMMITTEE (TOTAL)	REGULAR	SPECIAL(2)	BOARD (TOTAL)	OVERALL ATTENDANCE/ MEETINGS HELD
Shauneen Bruder	6/6 100%	6/6 100%	3/3 100%	6/6 100%	1/1 100%	22/22 100%	6/6 100% (Chair)	3/3 100% (Chair)	9/9 100% (Chair)	31/31 100%
Jo-ann dePass Olsovsky	3/3(3) 100%	–	3/3 100%	6/6 100% (Chair)	–	12/12 100%	6/6 100%	2/3 67%	8/9 89%	20/21 95%
David Freeman	3/3(3) 100%	3/3(4) 100%	3/3 100%	–	1/1 100%	10/10 100%	6/6 100%	2/3 67%	8/9 89%	18/19 95%
Denise Gray	3/3(3) 100%	6/6 100% (Chair)	3/3 100%	–	–	12/12 100%	6/6 100%	2/3 67%	8/9 89%	20/21 95%
Justin M. Howell	–	6/6 100%	–	6/6 100%	1/1 100% (Chair)	13/13 100%	6/6 100%	2/3 67%	8/9 89%	21/22 95%
Susan C. Jones	3/3(3) 100%	–	3/3 100% (Chair)	3/3(5) 100%	1/1 100%	10/10 100%	6/6 100%	3/3 100%	9/9 100%	19/19 100%
Robert Knight	6/6 100%	–	–	6/6 100%	–	12/12 100%	6/6 100%	3/3 100%	9/9 100%	21/21 100%
Michel Letellier	6/6 100%	6/6 100%	–	–	–	12/12 100%	6/6 100%	3/3 100%	9/9 100%	21/21 100%
Margaret A. McKenzie	6/6 100% (Chair)	5/6 83%	–	–	1/1 100%	12/13 92%	6/6 100%	3/3 100%	9/9 100%	21/22 95%
Al Monaco	–	3/3(4) 100%	3/3 100%	6/6 100%	–	12/12 100%	6/6 100%	3/3 100%	9/9 100%	21/21 100%
Tracy Robinson	–	–	–	–	–	–	6/6 100%	3/3 100%	9/9 100%	9/9 100%
Number of meetings held	6	6	3	6	1	22	6	3	9	31

(1) Effective April 26, 2024, the Governance, Sustainability and Safety Committee was renamed the Governance and Sustainability Committee, the SE Committee was created, and the Pension and Investment Committee was disbanded.

(2) Special meetings of the Board are occasionally called to discuss time sensitive or other exceptional matters. Due to the nature of these meetings, they are often called on short notice, and must, on occasion, be held at a time and date where the largest number of directors is available. As such, certain directors may unfortunately not be able to attend despite efforts to reconcile agendas and availabilities. Nevertheless, all directors receive meeting materials for special meetings and those who are unable to attend are debriefed as required.

(3) Ms. dePass Olsovsky and Ms. Gray stepped down as members and Ms. Jones and Mr. Freeman became members of the AFR Committee effective April 26, 2024.

(4) Mr. Freeman and Mr. Monaco stepped down from the GS Committee effective April 26, 2024.

(5) Ms. Jones stepped down from the HRC Committee effective April 26, 2024.

Board Renewal and Director Selection

CN recognizes the importance of board renewal and succession planning to ensure that our Board continues to reflect an optimal balance of skills and experience; to promote new ideas and fresh perspectives on the Board; and to generally ensure continued effective decision making by our directors collectively. We strive for our selection process to be fair and inclusive. It is designed to ensure that our Board continues to be comprised of highly-qualified directors with diverse perspectives and backgrounds. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience helps us better understand and respond to the needs of our stakeholders and is critical to the Company's success.

The GS Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors. To do so, the GS Committee monitors the current and future profile of the Board in support of our strategic plan. In addition, in consultation with the Board Chair, the GS Committee annually reviews the criteria for the selection of nominees to be recommended to the Board and the credentials of nominees for election or re-election as members of the Board.

The GS Committee regularly considers and discusses Board renewal and succession planning. Notably, in 2024, on the recommendation of the GS Committee, we amended our Board competency matrix to better align the skills sought from our directors with CN's priorities and strategic vision, in the view of ensuring that the Board continues to benefit from a broad range of valuable perspectives and relevant expertise. More information on our updated Board Competency matrix may be found under the heading "Competency Matrix".

38 CN | Management Information Circular 2025

CN | Management Information Circular 2025 39 Director Selection Process When proposing the list of CN Board nominees for election, the Board, through the GS Committee, is guided by the following process: IDENTIFY In consideration of the Company’s current strategic and business plans, the opportunities and risks facing the Company, and the nature of the Company's operating and competitive environment, the Board, through the GS Committee, identifies criteria for the selection of director nominees to be recommended to the Board and the expertise, competencies, skills and knowledge that the Board as a whole and its Committees require in order to understand the business, adequately fulfill their mandates, and enhance shareholder value. The GS Committee has developed a set of criteria for Board membership that strives for the inclusion of diverse groups in order to attain a diversity of background and skills for the Board. The Board Chair, in consultation with the GS Committee, then develops a competency matrix with the knowledge areas, types of expertise, competencies, skills, and other areas of representation that it considers should be reflected on our Board, in the view of ensuring that the skillset of our directors meet the needs of our Board. CN’s current matrix, which was recently updated in 2024, is set out on page 40 of this Information Circular. ASSESS With reference to the competency matrix and based on the results of the most recent director performance assessment at the Board and Committee levels (for more information, please see the section on “Statement of Corporate Governance Practices – Board Performance Assessment”), the Board, through the GS Committee, assesses the current Board composition, including as it relates to directors’ skills, personal attributes and other qualities of each director, having regard to the benefits of all aspects of diversity on the Board, availability, geographical representation, language fluency, and diversity in business backgrounds, experiences and perspectives, as well as their independence, while also identifying new trends and emerging risks to be addressed in future director nominations in alignment with the Company's business strategy. Where required, the GS Committee, in consultation with the Board Chair, searches for new, highly qualified director candidates to address these areas of improvement, taking into account diversity considerations (including gender diversity) and with consideration of applicable legal and regulatory requirements (such as director independence requirements and review of potential conflicts of interest). Once potential new candidates have been identified, the Board Chair (as well as the GS Committee Chair and other directors, as appropriate) and the President and CEO meet with and interview each candidate to assess their fit with the Board’s requirements and to discuss their interest and willingness to serve on CN’s Board, identify potential conflicts of interest, and assess their ability to devote sufficient time and energy to the Board. Further to the meetings, a report is submitted to the GS Committee. RECOMMEND The Board, through the GS Committee, then recommends a slate of nominees comprised of highly-qualified candidates that it considers to be well-suited to meet the needs of the Board based on their qualifications and other attributes to be considered for appointment as directors of CN at the next annual meeting of shareholders. In order to assist the GS Committee and the Board Chair in recommending candidates to become directors of CN, the GS Committee has constituted, together with the Board Chair, an evergreen list of potential Board candidates, which it updates from time to time. In this regard, the GS Committee proactively identifies highly-qualified candidates with a view to ensuring the ongoing renewal of required competencies by highly-talented candidates, while considering the importance of assembling a balanced Board from all angles and reflecting diverse backgrounds, experiences and perspectives. The GS Committee also occasionally engages an external search firm to help identify candidates that fit the profile sought by the Board. The GS Committee periodically reviews its recruitment and selection processes to ensure that diversity remains a component of any director search and, throughout the director selection process, endeavors to consider the level of representation of women and other members of the underrepresented groups on the Board in identifying and nominating candidates for election or re-election to the Board. A detailed description of our director selection process is set out in our Corporate Governance Manual. Competency Matrix The GS Committee regularly reviews the Company’s competency matrix to assess the Board’s overall strengths and diversity of skills and experience, including when considering the recruitment of new director candidates. Most recently, in 2024, upon recommendation of the GS Committee, we updated our competency matrix to better align the skills and competencies sought from our directors with the Company’s current business environment and strategic vision. Notably, we incorporated a new competency on Stakeholder Relations and Community Engagement to emphasize the importance of having directors on our Board with a strong understanding of stakeholder and community perspectives, including those of the Indigenous communities on our network in Canada, in the furtherance of CN’s business strategic vision. We also reflected Safety as an independent competency to further emphasize CN’s commitment to safety as a core value, and to ensure that CN continues to seek board members who have direct experience with, and a strong understanding of, employee health and safety processes specifically, particularly in the transportation industry. CN’s competency matrix is based on areas of knowledge, expertise, competency, skill, geography, and other areas of representation considered relevant to our Board, and helps identify any gaps to be addressed in the nomination process. Statement of Corporate Governance Practices

CN Statement of Corporate Governance Practices

The following matrix was prepared by the GS Committee in consultation with each director nominee. It sets out the top seven competencies of each nominee for election to the Board, together with their gender, age range and tenure at CN, and has been approved by the GS Committee and the Board. A summary of each director's principal competencies and the experience supporting these competencies is highlighted in their respective biographies beginning on page 16 of this Information Circular.

BOARD COMPETENCIES		SHAUNEEN BRUDER	JO-ANN DEPASS OLSOVSKY	DAVID FREEMAN	DENISE GRAY	JUSTIN M. HOWELL	SUSAN C. JONES	ROBERT KNIGHT	MICHEL LETELLIER	MARGARET A. MCKENZIE	AL MONACO	TRACY ROBINSON
FINANCE/ACCOUNTING/INVESTOR RELATIONS/CAPITAL MARKETS Experience in corporate finance, overseeing complex financial transactions, investment management, mergers & acquisitions, and/or capital-raising transactions; experience in financial accounting and reporting and/or auditing, and familiarity with internal financial controls and U.S. GAAP; strong knowledge of investor relations strategy and understanding of major investor perspectives.						•		•	•	•	•	
CEO/EXECUTIVE LEADERSHIP EXPERIENCE Experience as a Chief Executive Officer or senior executive officer of a large publicly listed company.		•	•	•	•		•	•	•	•	•	•
GOVERNMENT/PUBLIC POLICY/REGULATORY/LEGAL Experience in, or a strong understanding of, the workings of government, government agencies and public policy in Canada and the U.S., or experience as a senior practicing lawyer either in private practice or the legal department of a major publicly listed company.				•			•		•	•		•
STAKEHOLDER RELATIONS/COMMUNITY ENGAGEMENT Experience overseeing stakeholder engagement at a major organization of similar size and complexity as CN; strong understanding of stakeholder relations strategy and familiarity with community engagement initiatives, including Indigenous community engagement.						•		•	•	•	•	•
RISK MANAGEMENT Significant understanding with respect to the identification, assessment and mitigation of risks and oversight of enterprise risk management programs and practices.		•	•	•			•	•		•	•	•
TECHNOLOGY/INNOVATION/ARTIFICIAL INTELLIGENCE/CYBERSECURITY Strong leadership and experience in deploying technology, innovation and digital platforms, including disruptive technologies, data management and cybersecurity. Expertise and/or experience in managing and mitigating cybersecurity risks.		•	•		•							
TRANSPORTATION INDUSTRY/LOGISTICS/SUPPLY CHAIN/OPERATIONS Experience as a senior executive or board member overseeing cost effective, reliable and efficient operations in the transportation industry or other capital-intensive industries; and/or a strong understanding of the strategic context and key business issues and opportunities in the transportation industry, particularly as it relates to rail operations.		•	•	•	•	•		•				•
PEOPLE AND TALENT MANAGEMENT/ORGANIZED LABOUR Experience in oversight of compensation programs for executive level employees and incentive-based compensation programs. Experience with talent recruitment and management, workplace culture, diversity and inclusion, succession planning, leadership development, executive recruitment, management of organized labour in a large operating company.			•	•		•	•	•	•		•	•
SAFETY Experience overseeing employee health and safety programs and fostering a culture of employee safety, with a strong understanding of employee health and safety processes, regulations and practices, particularly in the transportation industry.			•	•	•		•				•	
CORPORATE GOVERNANCE/PUBLIC COMPANY EXPERIENCE Experience as an executive and/or board member of a publicly listed company that provides a strong understanding of requirements of good corporate governance practices.		•	•		•	•		•	•	•		
CUSTOMER EXPERIENCE/SALES/MARKETING Experience as a senior executive in a customer-centric product or service company; strong knowledge of CN's markets and related market trends and understanding of customer perspectives.		•		•			•					•
INTERNATIONAL/GLOBAL EXPERIENCE AND PERSPECTIVE Understanding, experience and expertise in international business, including international trade and overall global perspective.		•			•	•						
ENVIRONMENTAL/SOCIAL/CORPORATE RESPONSIBILITY Experience in managing or overseeing decarbonization/climate change, environmental, social and sustainability risks and opportunities and impact and performance and their relationship to the company's business and strategy. Experience in understanding and assessing complex regulatory requirements, including regulations on climate disclosures and human rights, and related compliance and reporting obligations.					•	•	•		•	•	•	
AGE RANGE	59 AND UNDER					•	•					
	60–65	•	•		•				•	•	•	•
	66–72			•				•				
TENURE	0–5YEARS		•	•	•	•	•	•	•	•	•	•
	6–10YEARS	•										
	11+ YEARS											
GENDER		F	F	M	F	M	F	M	M	F	M	F

40 CN | Management Information Circular 2025

CN | Management Information Circular 2025 41 Number of Directorships CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can effectively serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board applies the following guidelines when considering candidates to become directors of CN: • for candidates that are chief executive officers or other senior executives of public corporations, they must only hold their CN Board membership and membership on the board of the corporation at which the individual is employed; and • for other candidates, they must hold no more than three public corporation directorships in total (including the CN Board). In addition, because of the AFR Committee’s demanding role and responsibilities, the Board Chair and the GS Committee chair review any invitations to the AFR Committee members to join the audit committee of another entity. Where a member of the AFR Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the AFR Committee. The Board may, in its discretion, authorize a waiver to the above guidelines if deemed in the best interest of the Company and only for a transitioning period of up to one year to allow the affected candidate to reduce his or her board memberships in order to meet the Company’s guidelines. The biographies on pages 16 to 27 of this Information Circular identify the other reporting issuers of which each current director of CN is a director. Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board committee. The GS Committee and the Board Chair will apply Board nominee selection criteria as further described above, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation, in order to provide the Board with the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. Board Renewal and Other Practices Retirement from the Board The Board policy on the mandatory retire-ment age for directors provides that a director will not be nominated for re-election at the annual meeting of shareholders following their 72nd birthday, subject to the Board’s ability to approve possible extensions in specific circum-stances deemed in the best interest of CN. Board Tenure and Term Limits The tenure of the Board Chair, the Committee Chairs and individual directors are subject to the following term limits: • CN’s Board Chair will serve for a term of five years, renewable for one further three-year term, subject to the discretion of the Board to further extend the term, if deemed appropriate and in the best interest of the Company and the Board. At the end of the term(s) as Board Chair, the departing Board Chair will not stand for election as a director of CN at the following annual meeting of shareholders. Ms. Shauneen Bruder has been serving as Board Chair since May 20, 2022. • Committee Chairs will serve for a term of three years, renewable for one further two-year term, subject to the discretion of the Board to further extend the term, if deemed appropriate and in the best interest of the Company and the Board. • Any current or future member of the Board elected or appointed to the Board will serve for a maximum term of 14 years. The term limit policy does not replace our rigorous performance assessment process, as further described under the heading “Board Performance Assessment”, and directors' qualifications, performance, and contributions to the Board are evaluated annually to ensure they remain suitable for nomination to the Board before they are recommended as nominees for election. The election or appointment of the Board Chair or Committee Chairs, respectively, is also subject to annual review and election/appointment. The average tenure of the director nominees standing for election at the Meeting is 3.7 years. Director Emeritus The Board confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Raymond Cyr, James Gray, Michael Armellino, Charles Baillie, Edward Lumley, Donald Carty, Gordon Giffin, Edith Holiday, Maureen Kempston Darkes, Denis Losier, James E. O’Connor, Laura Stein, Kevin Lynch, Robert Phillips, the late Hugh Bolton, the late Purdy Crawford and the late Cedric Ritchie. Lifetime Chairman Emeritus status has been bestowed upon Robert Pace and the late David McLean for their invaluable service to CN. Directors Emeritus are invited to attend the annual meeting of shareholders and certain Company or Board events taking place in their geographic area of residence and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events. All director nominees being presented for election at the Meeting comply with our policy on outside directorships. None of the directors standing for election at the Meeting meet or exceed our mandatory retirement age. Statement of Corporate Governance Practices

42 CN | Management Information Circular 2025 Board Performance Assessment Process The Board has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, as well as the effectiveness of Committees, the Board Chair, the Committee Chairs and individual directors. In 2023, the Board reviewed, with the help of an external expert, best practices in board effectiveness to ensure that our assessment process continues to be valuable, rigorous, relevant and in line with leading best practices. Following such review, we updated our Corporate Governance Manual to reflect our refreshed and improved approach which remains in place to date. The process of evaluating the Board and the Committees, the Board Chair, the Committee Chairs, and each individual director is under the supervision of the GS Committee and the Board Chair. The process consists of the following steps: CONSULT ANALYZE IMPLEMENT The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the GS Committee and the Board Chair, taking into account current issues, the findings of previous years and input from the Board on the specific objectives for the Board evaluation process and Board priority topics: • Board and committee performance evaluation questionnaires, including a self-assessment by individual directors; • Board Chair evaluation questionnaire; • Committee Chair evaluation questionnaires; and • Executive Officers evaluation questionnaires on Board effectiveness through the eyes of management. Each questionnaire is then sent to every director and executive officer, as applicable, and responses are forwarded directly to the Board Chair, except for the responses to the evaluation questionnaire relating to the Board Chair, which is forwarded directly to each of the Chairs of the GS Committee and the HRC Committee. Following receipt of the completed questionnaires, the Board Chair reviews the results with the Chair of the GS Committee and then contacts every director and conducts open and confidential one-on-one meetings. The purpose of these meetings is to discuss the answers received from and in respect of each director, to take into account any comments which the director may have and to review the self-evaluation of each director. One of the GS Committee or HRC Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair evaluation questionnaire. Reports are then made by the Board Chair, the GS Committee Chair and the HRC Committee Chair to the Board, with suggestions to improve the effectiveness of the Board, the Board committees, the Board and Committee Chairs, and separately to individual directors in respect of their personal performance. The Board Chair and Committee Chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees, and, together with the Board/GS Committee, set priorities and objectives for the Board and its Committees going forward in light of these results. At least annually, the Board and each Board committee reviews and assesses their respective mandates. For a discussion on our Board committee mandates and the amendments made thereto in 2024, please refer to the section entitled “Committees of the Board” on page 34 of this Information Circular. As a result of our recent assessment process, the Board continues to be focused on the Company’s longer-term strategy, business growth and operational efficiency, competition, capital allocation, developing technologies, and further integrating risk and emerging risks and related opportunities into the strategic plan and scenario analysis. The Board is also focused on enhancing oversight on safety, environment and climate change through the new SE Committee, and on talent development and succession planning. The Board will continue its ongoing education, including through site visits of the Company’s operations, and its ongoing review of skills and competencies for director succession, and will deepen effective stakeholder engagement. In 2024, our assessment process showed positive results, and the Board was satisfied that our Board and Committees, as well as their respective chairs, and individual directors were highly effective in discharging their mandates and duties. Peer Assessment and Independent Advisor The Board Chair leads, on an annual basis, a peer review process through one-on-one meetings with each individual director. The results are taken into consideration when evaluating the re-nomination of directors to the Board. In 2024, these peer review assessments showed strong results with respect to the performance of each individual director. In addition, the Board may, from time to time, hire an independent advisor to assist the Board in independently assessing the performance of the Board, Board committees, Board and Committee Chairs and individual directors. The GS Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor. The overall results and suggestions derived from the annual Board performance assessment are taken into consideration to improve the functioning and activities of the Board and the Committees. Statement of Corporate Governance Practices

CN | Management Information Circular 2025 43 Director Orientation and Continuing Education Orientation An orientation program has been established for our newly elected directors, which is periodically reviewed by the GS Committee. Our orientation program includes presentations by the executive officers on CN’s organizational structure and the nature and operation of its business, including on key topics relating to our business such as safety, environment, community outreach initiatives and talent development, amongst others. New directors are also invited to meet with the Board Chair to review the methods of operation and the roles of the Board and its committees, the contribution individual directors are expected to make, and how to access appropriate information or outside resources as required. New directors are provided with the following: a director’s handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations and CN’s key corporate governance and public disclosure documents, including CN’s Corporate Governance Manual, the Board and Committee charters; information regarding the review process for the Board, its committees and their chairs, and individual directors; CN’s important policies and procedures, including CN’s Code of Business Conduct; and organizational charts and other business orientation materials, including CN’s Investor Fact Book, sustainability and safety brochures, financial statements and regulatory information. In addition, meetings are arranged between new directors and the Board and Committee Chairs, as well as with members of CN’s Leadership team to provide an overview of their areas of responsibility and their function/department. These areas include finance, law, public and government affairs, marketing, operations, strategy, technology, human resources and investor relations. New directors are also encouraged to visit sites across CN’s network relating to the Company’s operations. These sites may include mechanical and car shops, intermodal and engineering groups, data centres, training centres, railway yards and ports and terminals. Continuing Education To facilitate ongoing education, the Company: • maintains, at its cost, a membership for each director in an organization dedicated to corporate governance and ongoing director education; • encourages and funds the attendance of each director at seminars or conferences of interest and relevance; • regularly provides educational materials on corporate governance and other topics in materials provided ahead of Board and committee meetings; • encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance, such as governance practices, climate, and Indigenous relations; and • from time to time, as appropriate, the Board holds meetings at or near an operating site or other facility of the Company, a key customer, supplier or affiliated company. The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs, and many do. For instance, in 2024, among other courses that were attended and completed by our directors throughout the year: • our Board Chair, Ms. Shauneen Bruder, completed a board leadership program and seminars on compensation, emerging governance issues and the economic/geopolitical outlook; • Ms. Margaret McKenzie, Chair of the AFR Committee, completed courses on data security management, effective Board succession planning, and on evolving environment, social and governance expectations for board of directors; and • Ms. Susan Jones, Chair of the SE Committee, completed courses on making corporate boards more effective and on changing societal expectations of boards, attended the 2024 Summit of the National Association of Corporate Directors and completed an ICD course on CEO performance and succession. Educational reading materials on corporate governance and other topics are also periodically included in the materials provided to the Board and committee members in advance of meetings. In 2024, Board members were provided with educational reading materials and received regular and extensive presentations on a variety of matters and topics of strategic importance to the Company’s business, such as safety matters; stakeholder and community outreach initiatives; business growth strategy; operating plans; cybersecurity, technology and artificial intelligence; sustainability (including CN’s sustainability initiatives and Climate Action Plan); climate change; enterprise risk management; and corporate governance matters. As needed, the Board received updates and reports by CN’s internal counsel and management on regulatory matters of importance and emerging issues of significance to CN and the railway industry, such as safety, technology and risk mitigation. Directors also interacted with executive and senior management at every Board meeting and met with customers. Our safety culture is also embedded in the continuing education of directors. At the beginning of Board meetings, when practicable, a safety briefing is held to specify safety procedures in case of emergency. On occasion, directors and members of management are also guided through “CN safety moments”, which are authentic discussions on daily safety best practices, including personal experiences relating to topics such as defensive driving or prevention of personal injuries. These discussions provide concrete learning experiences, and also represent opportunities to further and collectively drive a culture of safety in which everyone is committed to their personal safety and also to looking out for each other. Moreover, the directors have, from time to time, been provided with firsthand opportunities to visit certain sites where CN has made significant investments. Notably, in 2024, the directors visited Harrison Yard in Memphis, Tennessee for a tour of the Intermodal yard as well as the Memphis Car shop, and engaged directly with employees on-site. Statement of Corporate Governance Practices

CN Statement of Corporate Governance Practices

The following table lists certain seminars and courses by external providers, as well as certain dedicated internal sessions and presentations on key CN subject matters, that the directors of the Company attended in 2024 and early 2025:

SUBJECT MATTER	TOPIC PRESENTED	PRESENTED/HOSTED BY	ATTENDED BY
Sustainability	Climate Speaker: Renewable Diesel	External Speaker	All directors
	Sustainability Disclosure Strategy Update	CN Sustainability	GS Committee Members
	Climate Action Plan Update	CN Sustainability	SE Committee Members
	Environmental Update	CN Environment	SE Committee Members
Technology, Cybersecurity and Artificial Intelligence	Technology as a Strategy Enabler, including Major IT Projects	CN Information Technology	All directors
	Generative Artificial Intelligence	External Speakers	All directors
	Technology Strategy Update	CN Information Technology	All directors
Risk Management and Safety	Safety Performance Updates	CN Safety	SE Committee Members
	Security Update	CN Safety	SE Committee Members
	Board Role on Crisis Management	CN Security	All directors
	Geopolitics	CN Strategy	All directors
	Disruptive Technologies Risk	CN Information Technology & Innovation	AFR Committee Members
	Capacity Planning Risk	CN Operations	AFR Committee Members
	Data Governance Risk	CN Information Technology	AFR Committee Members
	Review of Operating Technologies, Cyber-Risks and Controls	CN Information Technology	SE Committee Members
Stakeholder/ Indigenous Engagement	IRAP Update	CN Legal & Indigenous Affairs; External Speaker	GS Committee Members
	Update on shareholder activism in Canada and the US	CN Stakeholder Relations	GS Committee Members

Risk Management Oversight

At CN, the Board is entrusted with the responsibility to ensure that appropriate risk assessment processes are in place to identify, assess and manage the significant business risks that the Company is exposed to, and implements processes and programs to manage these risks. A significant risk is generally defined as an exposure that has the potential to materially impact CN's ability to meet or support its business objectives.

The Board achieves this risk oversight through strategic overviews of significant risks and issues as well as business updates with the President and CEO and other executives.

The overviews may cover among others, risks related to:

- general economic and geopolitical conditions;
- environment, including climate change;
- human capital;
- foreign currency and interest rates;
- capital investments;
- information technology and cybersecurity;
- ongoing operations, such as labour disputes and blockades; and
- developments in regulations, such as tax legislation and safety and environmental regulations.



Ultimate Responsibility
Board of Directors
Ultimately responsible for risk management
Overall Oversight Responsibility
AFR Committee
Responsible for overall enterprise risk monitoring, assessment and management and the identification of major risk exposures and oversight of specific risks including: non-operating information technology, cybersecurity and data governance, and pension and investment
Specific Oversight Responsibility
GS Committee
Oversees and monitors management's assessment of major risk exposure relative to:
• Compliance with laws
• Regulatory requirements
• Government and public policy
• Reputation
• Human and social rights
• Activism
The GS Committee also works with the AFR Committee to ensure the proper governance framework of CN's ERM program
SE Committee
Oversees and monitors management's assessment of major risk exposure relative to:
• Environment
• Climate change
• GHG reduction
• Biodiversity
• Safety and security
HRC Committee
Oversees and monitors management's assessment of major risk exposure relative to:
• Executive management
• Human resources
• Compensation
• Succession
• Culture
Reporting Responsibility
Management
Reports on key risk areas

44 CN | Management Information Circular 2025

CN | Management Information Circular 2025 45 For a detailed explanation of the material risks applicable to CN and its affiliates, see the section entitled “Business risks” in CN’s Management’s Discussion and Analysis included in CN’s 2024 Annual Report, filed on February 4, 2025 and available on SEDAR+ at www.sedarplus.ca, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. The Board has delegated responsibility for overall enterprise risk monitoring, assessment and management to the AFR Committee, and has delegated oversight responsibility for specific risks to other Board Committees where it considers appropriate and as further described hereinafter. However, the full Board retains ultimate responsibility in respect of risk management. The Board receives periodic reports from the Chair of the AFR Committee and the Chair of such other committees to which oversight of specific risks has been delegated to ensure that the Board remains fully apprised of the principal risks CN faces and what steps management takes to mitigate such risks. The delegation of risk management oversight among the Board and committees has been designed with a view to bring the right committees to bear on individual risks while also ensuring that there is a holistic view of the overall risk profile of the Company. Risk information is reviewed by the Board and/or committees of the Board throughout the year. Company officers provide regular presentations and updates on the execution of business strategies, business opportunities, risk and safety management, ethical conduct, and detailed reports on specific risk issues. The governance structure that has been put in place to achieve that objective is as follows: Expert Oversight of Specific Risks – Oversight of specific risks which naturally fall within the mandate of one of the committees is delegated to that committee. For example, oversight of risks related to the Company's compensation programs is delegated to the HRC Committee, while oversight of risks related to environment, safety and security issues is delegated to the SE Committee. This means that the committee, and the members of management it liaises with most regularly and who have the expertise and knowledge relating to a specific risk, and who are considering the subject matter in the ordinary course of their committee work, are given primary responsibility over consideration of the risks in that area. That committee is the best equipped to oversee in-depth analyses by management into the consideration, assessment and management of risks which fall within the committee’s mandate. This ensures that risks are being considered in the most effective and efficient manner. Centralized Enterprise Risk Management and Governance – The Board, through the AFR Committee, ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business and strategy. The AFR Committee has been delegated responsibility for overall oversight of Enterprise Risk Management, while the GS Committee exercises an overarching role to ensure that a proper governance framework over risks is in place between the Board and each of its committees. The AFR Committee is responsible for ensuring that significant risks are properly identified, considered and assessed by management on an ongoing basis and that proper processes have been put in place by management to ensure that such potential risk exposures are monitored and mitigated appropriately. It also considers the effectiveness of the operation of CN’s internal control procedures and reviews reports from CN’s internal and external auditors. The AFR Committee does not duplicate the work that other committees have done to consider specific risks, and undue overlap is avoided; rather, the AFR Committee is made aware of the work of other committees through regular reporting such that it can have a holistic view of all risks the Company faces. To ensure that AFR Committee members are receiving sufficient information in respect of those risks revised by other committees, ERM reports on those risks to other committees are made available to AFR Committee members as well. The AFR Committee can and should delegate oversight of specific risks to other committees that have the right expertise to consider them. This structure of delegation enables the AFR Committee to have a full lens on corporate enterprise risks, including their potential interplay and/or cumulative effect on CN’s business and strategy. The GS Committee works with the AFR Committee to ensure the proper oversight across the Board and its Committees of the key risks identified through CN's ERM process. Overall Board Strategy – The Board is responsible for establishing the Company’s strategic direction and monitoring its progress towards achieving the objectives it has set. While the Board has delegated oversight of the Company's enterprise risk monitoring, assessment, and management to the AFR Committee, it remains ultimately responsible for the Company's enterprise risk management, and satisfies itself as to the effective oversight of risk management of individual risks through the receipt of periodic reporting from the Chair of the AFR Committee and the Chairs of such other Committees of the Board which have been delegated responsibilities for specific risks. This ensures that the directors are adequately informed of the principal risks that the Company faces and facilitates discussions with management on how related opportunities might be pursued while effectively managing those risks. Periodic reporting from the AFR Committee Chair to the full Board on the Company’s risk profile and reporting process helps ensure CN’s disclosures are timely, accurate and complete. Cybersecurity and Artificial Intelligence Oversight The Board is responsible for the Company’s overall strategic plan, taking into account evolving business conditions, including opportunities and risks arising from emerging trends and technologies, such as artificial intelligence. While the use of artificial intelligence is not currently material to CN’s operations, the Board (through the AFR and SE Committees, as appropriate in accordance with the committees’ respective mandates) regularly reviews, monitors and evaluates technological advancements and initiatives, including artificial intelligence and other digital transformation initiatives, that could be relevant to the Company and the rail industry. The Board and relevant Board committees are also periodically updated on material technological advancements, risks and opportunities that could impact or be relevant to the Company. For more details on relevant presentations received throughout 2024, please refer to page 44 of this Information Circular. CN has not been subject to any material cyber attacks to date. We are nonetheless mindful of the increasing threat of cyberattacks and increasing risk of other cybersecurity incidents (whether accidental or malicious) which may impact CN or any of our third-party vendors and service providers, and of the potential adverse effects that the occurrence of such cyber events can have on our business and operations. Cybersecurity risk oversight and mitigation remains one of our key areas of focus, and we have invested, and continue to invest in, technology security initiatives which include security testing, cybersecurity incident readiness and response programs, employee communication and training, and other security and mitigation programs to meet evolving network and cybersecurity expectations and regulations and to mitigate evolving cybersecurity-related risks. Notably, we emphasize cybersecurity awareness by requiring new employees to complete cybersecurity training as part of their onboarding program, and by providing recurring cybersecurity-relating training to employees. Regular cybersecurity risk updates (including updates on CN’s cybersecurity risk mitigation activities) and updates on evolving cybersecurity-related regulations are provided to the AFR Committee, and in 2024, the Board also received updates on cybersecurity risk management and on CN’s cybersecurity strategy. The AFR Committee is responsible for overseeing the management of cybersecurity risks and ensures that our cybersecurity programs and initiatives are appropriately resourced and managed by qualified leadership. Our internal audit team, which reports to the AFR Committee, also develops an internal audit plan which covers cybersecurity-related topics. Statement of Corporate Governance Practices

Grow our People

At CN, we believe our people are our greatest asset, and we recognize the importance of creating a safe and rewarding work environment that welcomes the uniqueness of every employee. We value the development of a workforce of top-talent that reflects the population and stakeholders we serve, and we strive to foster a culture of inclusion where everyone can thrive and be recognized for their contributions toward our Company's success, at all levels within the organization.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience helps us better understand and respond to the needs of our stakeholders and is critical to the Company's success.

CN is undertaking various initiatives aimed at building an inclusive workforce and a rewarding working environment, where every employee feels safe, while creating value for stakeholders. Some examples include:

- building on inclusion fundamentals by addressing challenges and creating a roadmap for execution of a revised multiyear inclusion strategy and vision;
- running regular reviews of pay and taking proactive steps to review pay and processes to ensure equal pay; and
- developing inclusive leaders through training and education, as leaders will be critical in creating and sustaining an inclusive environment.

These initiatives are supported through involvement by the executive management and the Board.

Canadian disclosure requirements

Under applicable Canadian securities laws and disclosure requirements under the CBCA, reporting issuers such as CN are required to provide disclosures in their information circulars relating to their policies on and levels of representation of under-represented groups (being women, visible minorities, persons with disabilities and Indigenous peoples) on their boards of directors and in senior management positions.

CN has adopted a Diversity Policy with Respect to Director and Executive Management Positions (**Diversity Policy**) which sets out the Company's goals and strategy for providing equal access to opportunities in an inclusive working environment for all, including Board members and employees, throughout the various stages of their CN journey. The Board, together with the GS Committee and the HRC Committee, regularly reviews this strategy, and annually assesses its effectiveness by evaluating the progress made towards achieving our goals, keeping in mind the importance of remaining aligned with our business strategy and creating value for our shareholders.

The following disclosure sets out the current levels of representation of under-represented groups on our Board and in executive management positions, as required in accordance with applicable Canadian corporate and securities laws. It is derived from self-reported information provided by the directors and executive management. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual chose not to respond, CN did not make any assumptions or otherwise assign data to that individual.

As at March 10, 2025	CURRENT DIRECTORS[1]	EXECUTIVE OFFICERS[4]	EXECUTIVE MANAGEMENT
Women	6 (55%)	3 (30%)	10 (31%)
Visible Minorities	2 (18%)[2]	–	3 (9%)
Indigenous peoples	–	–	–
Persons with Disabilities	–	–	4 (13%)
2SLGBTQIA+[3]	–	–	–
Total	11	10	32

(1) All current directors are standing for re-election at the Meeting.
(2) Both members of the Board who self-identify as visible minorities are also women.
(3) We define members of the 2SLGBTQIA+ community as members of the two spirit, lesbian, gay, bisexual, transgender, queer, intersex and/or asexual community.
(4) The executive officers are a subset of the executive management team comprising 10 positions.

Board of Directors

CN aspires to maintain a highly qualified Board in which independent Board members are comprised of at least 40% of men and women, respectively, and at least two members come from the broader underrepresented groups, beyond gender. Currently, five out of 10, or 50% of independent Board members are women and two, or 20% of independent Board members are from the broader underrepresented groups, beyond gender. If all of the nominees presented for election at the Meeting are elected to the Board, we will continue to achieve our goals.

The GS Committee, in consultation with the Board Chair, is responsible for recommending highly-qualified individuals to serve on the Board who will contribute to enriching discussions as well as effectiveness in decision-making and advisory functions. More detail on our director selection and evaluation processes can be found in the "Board of Directors Governance–Board Renewal and Director Selection" and "Board of Directors Governance–Board Performance Assessment" sections of this Information Circular.

Executive Management

CN aspires to attain by 2027, and thereafter maintain, an executive management team (being all vice-president and more senior positions) in which at least thirty-five percent (35%) are women. At present, of the 32 members of executive management, ten (31%), including our President and CEO, are women (compared to 9, or 28%, as at March 4, 2024). CN intends to maintain its standards of hiring and promoting based on merit while working towards achieving its aspirations as to representation in a safe, inclusive and rewarding workplace for all. We aspire to achieve our goals by focusing on the identification, assessment, and development of talent, to ensure that we have potential successors at the executive and management levels representing diverse backgrounds and experiences. The HRC Committee is responsible for considering candidates for executive management appointments that possess the high qualifications, competencies, experience, leadership skills and level of commitment required to fulfill executive functions. In this regard, the HRC Committee regularly reviews CN's integrated approach to executive and high-potential talent management, leadership development and succession planning.

We currently have not adopted specific representation goals beyond gender for executive management. However, we will continue to use the established labour market availability numbers in each province or state as our baseline ambition to measure progress. We define labour market availability as "the share of designated group members in the workforce from which the employers could hire".

CN
Statement of Corporate Governance Practices

46 CN | Management Information Circular 2025

CN | Management Information Circular 2025 47 Stakeholder and Indigenous Engagement CN recognizes the importance of regularly engaging with our stakeholders (including shareholders, employees, and community groups) and with Indigenous communities along our network in Canada given the diverse mix of customers and geographies that we serve, our physical presence in communities across North America, and our essential role in powering the economy. Our Stakeholder and Indigenous Peoples Engagement Framework, which is overseen by the Board through the GS Committee, guides our approach to proactive, consistent, collaborative and authentic engagement, and in 2024, we further solidified our approach to engagement with Indigenous Communities across our network in Canada with the adoption of our first Indigenous Relations Policy and IRAP, as further described in this section. In addition to the initiatives described throughout this section with respect to shareholder engagement, Indigenous engagement and community engagement, in 2024, the Company continued its engagement activities by • engaging with all levels of government as a participant on advisory councils, review boards and regulatory proceedings; • conducting community outreach through regular meetings and event sponsorships; • working collaboratively with supply chain partners; • participating in industry associations (Railway Association of Canada (RAC) and Association of American Railroads (AAR)); • engaging with suppliers at our annual supplier council and through our Sustainable Procurement Excellence program; • strengthening our relationships and improving our communication with customers; • ensuring the opportunity for regular two-way communication with employees; and • addressing regional concerns and unlocking growth opportunities proactively as part of a structured community engagement program. Shareholder Engagement CN recognizes the importance of consistent engagement with shareholders. We welcome interaction with our shareholders as we believe it is important to have direct frequent engagement in order to allow and encourage an open dialogue and exchange of ideas. Our Investor Relations department is responsible for communicating with the investment community on behalf of CN and actively engages with shareholders, sell-side analysts, potential investors, and periodically with shareholder advocacy groups. Our shareholder engagement practices are regularly reviewed and enhanced by the GS Committee and by the Board as part of our overall corporate governance program. Shareholder feedback is regularly shared with the Board, its committees, and management, and is taken into account in our strategy and decision-making processes. Over the last 12 months, our Board Chair as well as CN executives and our investor relations team engaged in dialogue with our top institutional shareholders through the following initiatives: • Earnings calls: engagement by CN executives on a quarterly basis with the investment community to review CN’s quarterly financial and operating results and outlook; • Non-deal roadshows: throughout the year, multiple engagements by CN executives and the Assistant Vice-President, Investor Relations with institutional investors to provide public information on our strategic agenda, business and operations; • Sell-side conferences: throughout the year, CN executives spoke at industry investor conferences about CN’s business and operations, and conducted in-person meetings with investors; • Investor meetings with Board Chair: throughout 2024, CN’s Board Chair hosted calls with top shareholders to discuss governance matters, including executive compensation, stakeholder relations, corporate culture and labor relations, executive and board succession planning, and enterprise risk management; and • Investor meetings: Throughout the year, CN held numerous meetings with shareholders and prospective investors to discuss a public information on a range of topics including: business strategy, financial performance, operational performance, markets trends, sustainability, and governance. Quarterly earnings calls and investor conference presentations are webcast and available to listen to live via CN’s website at www.cn.ca, under “Investors/Financial Results”. 2024 Shareholder Engagement Highlights Participated at 9 sell-side analyst conferences, meeting with over 180 investor firms Conducted 17 in-person investor events (non-deal roadshows, sell-side facility tours, inhouse Management meetings), hosting over 150 investor firms Held over 175 virtual investor calls, including over 40 sustainability and/or governance-focused calls Investor Relations Contacts We have in place various means of communication for receiving feedback from interested parties, such as a toll-free number for general inquiries (1-888-888-5909). Shareholders can also reach out to our investor relations team and other investor contacts in accordance with procedures described on our website at www.cn.ca, under “Investors/ Investor Contacts”. Shareholders and other interested parties may also communicate with the Board and its Chair by calling 1-514-399-6544. The Board also has procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chair of the Board, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under “Delivering Responsibly/Governance”. Statement of Corporate Governance Practices

48 CN | Management Information Circular 2025 Indigenous Engagement In 2024, the Company continued its Indigenous Relations initiatives by: • proactively engaging Indigenous communities and maintaining open dialogue; • promoting opportunities for Indigenous peoples to join the Company’s workforce; • supporting Indigenous community initiatives and participating in Indigenous organizations; • seeking out and encouraging opportunities for Indigenous business and procurement; • adopting its first Indigenous Relations Policy; and • publishing its first IRAP. In 2015, Canada’s Truth and Reconciliation Commission called on corporations to play a role in reconciliation with Canada’s Indigenous peoples, including providing education for management and staff on the history of Indigenous peoples. As part of its Indigenous vision, the Company actively encourages employee sensitivity to Indigenous issues and has provided cultural awareness training since 2014. An eLearning version of the training was launched in early 2017, providing access to a greater number of employees. In 2018, this training received a President’s Award in the CN Values category, indicating its importance for CN. In 2019, this training became mandatory for all employees in Canada, both management and unionized employees, and since the first session was delivered, CN has trained more than 26,000 employees (mainly in Canada). We also have an Indigenous Relations team that assists with the implementation and execution of our Indigenous vision and Indigenous Relations strategy, comprised of nine members, including four who self-identify as Indigenous. This team is deployed across Canada to engage proactively and build respectful relationships with Indigenous communities along CN’s network. In 2024, we introduced our first IRAP, which will guide our journey to reconciliation for the next three years based on key pillars identified through open discussions with and feedback from Indigenous communities. Our IRAP provides a strong foundation for fostering continuous learning and meaningful actions in our ongoing efforts to support and honour Indigenous communities in Canada. Many CN departments were involved in its development, and communities were invited to provide feedback on the first draft, which feedback was incorporated in the final version published in November 2024. For more information on our Indigenous Relations activities, including our Indigenous Relations Policy and our IRAP, please refer to our website at www.cn.ca under “Delivering Responsibly/Community/Indigenous Relations”. Community Engagement CN is fully integrated with the communities we serve. Our reputation is our most valuable asset, and we continuously strive to be good neighbours who listen, learn, and do our part to help build safer, stronger, more prosperous communities. As such, we engage externally across a wide spectrum of initiatives with the aim of fostering two-way communication with community members and ensuring respectful and beneficial exchanges. CN’s Stakeholder Relations and Indigenous Relations teams play an integral role in keeping CN connected to regional issues and ensuring we participate in and support impactful community partnership programs that align with local needs. The Stakeholder Relations and Indigenous Relations teams represent CN at various business events and conferences, such as the Federation of Canadian Municipalities’ Annual Conference and Trade Show, and the Assembly of First Nations Annual General Assembly, where they engage directly with key stakeholders and with Indigenous communities in Canada. Community Safety As part of our year-round effort to save lives and promote safe behaviour around railroad infrastructure, the CN Police Service actively works in communities across our network, including by conducting enforcement initiatives with external agencies at locations prone to incidents and delivering safety presentations to high-risk groups such as youth and commercial drivers. We also regularly share information on crossing safety, corridor risk assessments and dangerous goods traffic with municipal officials and local emergency responders. Donations and Sponsorships For CN, giving back is not a slogan–it is our way of doing business. It is a spirit of caring shared by everyone at CN. In 2024, we invested over $20 million in organizations and initiatives that directly impact the communities across our network, contribute to protecting people’s physical and mental safety, and support sustainable development and nature conservation. In 2024, CN’s Strategic Partnerships team implemented a new community investment strategy and framework to support broader corporate objectives by focusing on three key funding pillars: People, Safety and Environment. We made significant improvements to the alignment of community investments with CN values and aspirations, enhanced public recognition and storytelling about the impact of our community investments, and engaged an increased number of employees in charitable initiatives across Canada and the United States through events such as Hockey Helps the Homeless. CN continues to promote its Railroaders in the Community program, rewarding employees and pensioners who volunteer in their communities with donations to non-profit organizations. We also support the CN Employees’ and Pensioners’ Community Fund with matching gift contributions and annual fundraising events, encouraging our railroaders to donate to the causes they care about. In collaboration with the Indigenous Relations team, CN forged new partnerships and strengthened existing relationships with numerous Indigenous communities across our network in Canada. Notably, in June 2024, we announced an expansion of our partnership with Canada’s Sports Hall of Fame in support of Indigenous athletes and their stories. CN continued to invest in health and research for major diseases through initiatives such as the CN Cycle for CHEO (Children’s Hospital of Eastern Ontario) and the Terry Fox Foundation. We built new partnerships with national organizations supporting the victims of gender-based violence including Shelter Movers and the YWCA. In the spring of 2024, CN announced a historic commitment of $10 million over 10 years to support natural disaster relief and recovery efforts through partnerships with the Red Cross and Team Rubicon. We also support the needs of first responders with donations to help purchase essential equipment, helping CN Police foster strong relationships with their peers who are often the first to arrive on the scene of a rail incident. Our partnerships with leading national organizations, such as Tree Canada and America in Bloom help raise awareness about the impacts of climate change, biodiversity, and the importance of developing urban and rural forests. We also forged new partnerships in sustainability with Ecoschools and Learning for a Sustainable Future, inspiring youth to become the future stewards of our environment. The strategic renewal of CN’s corporate community investment programs is ongoing in 2025 and will culminate in the launch of a flagship program to empower CN employees to give their time and support to a compelling social issue affecting communities across North America. For more information on our Community Engagement initiatives, please refer to our website at www.cn.ca under “Delivering Responsibly/ Community”. Statement of Corporate Governance Practices

CN | Management Information Circular 2025 49 Our Sustainability Commitments Delivering Responsibly is at the heart of how CN is building for a sustainable future. At CN, our vision is to be the safest and most operationally effective, customer-centric and carbon-efficient railroad in North America. Our sustainability vision is anchored on five principles: Environment Conduct our operations in a manner that seeks to minimize our environmental impact, while providing cleaner, more sustainable transportation services to our customers. Safety Strive to be the safest railroad in North America by establishing an uncompromising safety culture and implementing a management system designed to minimize risk and drive continuous improvement. People Provide a safe, supportive and inclusive work environment where our employees can grow to their full potential and be recognized for their contributions to our success. Community Build safer, stronger communities by investing in development, creating socioeconomic benefits, and ensuring open dialogue with all stakeholders and Indigenous peoples. Governance Continuously improve our culture of integrity and ethical business conduct, building trust and confidence with all our stakeholders. Our Approach to Sustainability Our approach to sustainability disclosure aligns with international standards, including the Global Reporting Initiative, the World Bank Mobility Goals, and the Greenhouse Gas Protocol, as well as recommendations from the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD), now both managed under the International Sustainability Standards Board (ISSB). Transparency regarding climate-related risks and opportunities is critical to maintaining the trust of our stakeholders and allows our investors to better understand the implications of climate change on our business. Our detailed reports, including those published in 2024, can be found on CN’s website at www.cn.ca under “Delivering Responsibly”. Our approach to sustainability is also aligned with the United Nations Sustainable Development Goals (SDGs). While we aim to contribute directly and indirectly to each of the 17 SDGs, a detailed consideration of the indicators and metrics that comprise the SDGs’ framework has helped us identify eight SDGs upon which we believe we can have the greatest impact and align with our five principles of Delivering Responsibly. The selection of these SDGs is also based on the principles of materiality and stakeholder inclusiveness, to prioritize the topics that matter most to our business and our stakeholders. We recognize that our climate is changing, and that businesses must not merely adapt, but be part of the solution. As a mover of the economy, CN is committed to playing a key role in the transition to a low-carbon economy. CN has been making a positive contribution in the fight against climate change by offering carbon-efficient transportation solutions to our customers. With 87% of our Scope 1 GHG emissions generated from rail operations, we believe the best way to reduce our carbon footprint is by continuously improving our rail efficiency. Since 1993, we have reduced our rail locomotive GHG emissions intensity by 45% and we remain a leader in locomotive fuel efficiency among Class I North American railways, consuming approximately 15% less locomotive fuel per gross ton mile than the industry average. The graph to the right illustrates the improvement of CN’s locomotive GHG emissions intensity since 1993. Decoupling Growth from GHG Emissions GHG Emission Intensity vs. Gross Ton Miles (GTMs) (Tonnes CO₂ e/million GTMs vs. Traffic billion GTMs) Since 1993: 45% Reduction in locomotive GHG emissions intensity 500 400 300 200 100 0 20 16 12 8 4 0 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 Locomotive Emission Intensity Gross Ton Miles Tonnes CO2e/million GTMs GTMs (billions) We recognize that rail has a tremendous potential to reduce the environmental impact of transportation services and we are actively working with many of our customers to help them reduce their transportation supply chain GHG emissions, by leveraging rail for the long haul and trucking over shorter distances. Shipping heavy freight by rail can reduce GHG emissions by up to 75% when compared to trucks. The greater use of combined transportation modes helps lower emissions by allowing each mode to be used for the portion of the trip to which it is best suited. It also helps reduce road traffic congestion, accidents and the burden on public transportation infrastructure. Our strategy to reduce our Scope 1 and 2 emissions will help the Company maintain its position as a key enabler of supply chain decarbonization over the long term. In turn, these activities will contribute to reducing the Scope 3 emissions of our customers. We support the practice of disclosing high-quality climate-related financial information and were the first North American railroad to formally support the TCFD recommendations in 2020. Our approach to sustainability and climate-related reporting incorporates four core elements comprising the TCFD framework: Governance, Metrics and Targets, Strategy, and Risk Management. An index of our conformance to TCFD is part of our 2024 CDP Climate Change Response. Our approach under each of these elements is outlined hereinafter. Climate Action Plan Report Climate Action Plan Report

50 CN | Management Information Circular 2025 Governance The Board of Directors, through the GS Committee and the SE Committee, has the highest level of responsibility for our sustainability and environmental performance, policies, and practices, including CN’s Climate Action Plan, as well as the monitoring of our progress against set goals under such plan, and all related climate matters and risk exposures relating to climate change. The Board has delegated the responsibility for overseeing the Company’s overall sustainability framework and the development and implementation of the Company’s global sustainability policies and practices to the GS Committee. This responsibility includes the assessment and monitoring of the Company’s key sustainability metrics and goals and reviewing progress against established goals, as well as key sustainability disclosures and ratings. The GS Committee also has the oversight of regulatory and reporting risks, including as it relates to climate matters amongst others. The specific oversight responsibility as it relates to safety and environmental matters, including climate change, has been delegated to the SE Committee. In line with such responsibility, the SE Committee oversees the development and implementation of CN’s environmental and climate change strategy, including the Company’s GHG emission reduction goals and actions as well as climate change adaptation and resiliency. The SE Committee reviews CN's Climate Action Plan (including the Company's goals set under the plan, its strategy for meeting them and its progress towards achieving them) at least annually. The SE Committee also oversees management's assessment of the major risk exposures, strengths and opportunities presented due to climate change. The AFR Committee has centralized responsibility for the overall oversight of enterprise risk management of the Company, while the oversight and monitoring of management’s assessment of the Company’s major risks relating to environment, climate change and GHG emission reduction and biodiversity, including related operating technology initiatives, has been delegated to and falls under the specific oversight of the SE Committee. The Board ensures that the skillset developed by directors through their business expertise, experience and training meet the needs of the Board for the oversight of CN’s business and strategic direction. Board members have access to education and information on an ongoing basis; in 2024, an external speaker provided a presentation on sustainability – specifically, on the use of renewable fuels, a key component to achieving our 2030 target, as further described below – to all Board members. The competency matrix reviewed by the GS Committee and the Board as part of their annual review of the credentials of nominees for election or re-election as members of the Board includes consideration of climate change knowledge. CN’s Executive Vice-President and Chief Financial Officer and its Senior Director Sustainability, who have direct overall responsibility for CN’s sustainability strategy (including the Climate Action Plan) and who are responsible for sustainability and climate-related issues, provide executive oversight. CN’s senior management and executive compensation policies and programs are designed to ensure there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging appropriate behaviours. The attainment of three goals – environmental performance measured through locomotive GHG emissions intensity (a key contributor towards the achievement of our 2030 target, as hereinafter defined), employee engagement and customer centricity – are incorporated into the short-term incentive plan for senior management and executives. The 2024 annual incentive bonus program (AIBP) was based on CN’s performance against preset goals for three corporate components: 70% financial, 20% strategic and 10% safety, with the three strategic goals listed above each weighting 6.67% of the overall bonus target. Metrics and Targets (Science-Based Targets) As we prepare for the future, we are committed to reducing GHG emissions and improving our GHG emissions intensity consistent with stabilizing global temperatures. Our current 2030 target set in 2021 aligns to a well-below 2-degrees scenario. The SBTi approved CN’s 2030 target (2030 target) which reflects a commitment to reduce Scope 1 and 2 GHG emissions by 43% per gross ton mile by 2030 from a 2019 base year, and to reduce Scope 3 GHG emissions from fuel- and energy-related activities by 40% per gross ton mile by 2030 from a 2019 base year. Per SBTi guidelines, CN’s 2030 target must be reviewed and revalidated by 2026. In 2021, we announced our commitment to setting a net-zero 2050 GHG emission ambition aligned to a 1.5-degree scenario (2050 target). In 2024, CN’s 2050 target was approved by the SBTi and seeks to have CN reduce its absolute Scope 1, 2, and 3 GHG emissions by 90% by the year 2050 from a 2019 base year. 2030 Science-Based Target Emissions trajectory in a well-below 2˚C scenario (tonnes CO₂e/million GTMs) 19 20 21 22 23 2030 2050 Scope 1 & 2 Scope 3 43% 40% TARGET Scope 3 Fuel- and Energy-related Activities Scope 1 & 2 18.6%(1) 30.8%(1) (1) Progress Toward 2030 Target Strategy Reducing our Rail Carbon Footprint With 87% of our Scope 1 GHG emissions generated from rail operations, we believe the best way to reduce our carbon footprint is by continuously improving our rail efficiency. As such, our 2030 target informs our low-carbon transition plan and business strategy. To achieve our 2030 target, we are focused on five key strategic areas: Fleet Renewal: In 2024, we continued to renew our fleet to the most fuel-efficient high-horsepower locomotives currently available, receiving delivery of 83 units out of a multiyear modernization program, where existing locomotives from the CN fleet are upgraded with the latest technology, extending their life and enhancing fuel efficiency. Innovative Technology and Big Data: We continue to explore and invest in innovative technologies such as energy management and data telemetry systems as well as distributed power functionality, to help us maximize locomotive operating effectiveness and efficiency. Through these systems, we collect large amounts of data to help improve performance and fuel consumption. In addition, CN’s in-house Horsepower Tonnage Analyzer uses the data from the systems to optimize a locomotive’s horsepower-to-tonnage ratio, further minimizing fuel consumption. Operating Practices: CN continues to leverage real-time information on train operations, enabling on-the-job guidance on practices that reduce fuel consumption. In parallel, CN’s disciplined approach to capital allocation support the safety of our network, improve efficiency and resilience, and enable growth. Capacity upgrades, including lengthening sidings and doubling sections of mainline track, allow us to drive fluidity in our busiest corridors, improving fuel and carbon efficiency. Investments in new equipment such as higher-capacity hopper cars also save fuel as such cars can carry more volume per train. CN’s operating practices were impacted in 2024 by labour disruptions and cold weather operations in Western Canada. Climate Action Plan Report

CN | Management Information Circular 2025 51 Cleaner Fuels: The increased usage of biodiesel and renewable diesel between now and 2030 is the key strategic enabler for meeting our 2030 target. Canadian Federal Clean Fuel Regulations and other renewable and low carbon fuel standards in jurisdictions where CN operates will continue to present an important opportunity for us to further reduce our emissions. Trials and qualifications of up to 100% renewable fuel blends continued to progress in 2024. Carried out in partnership with locomotive manufacturers, fuel producers and other Class I railroads, CN expects that these trials will allow CN and the industry to better understand the long-term durability and operational impacts of renewable fuels on locomotives, especially in cold weather, and plan needed modifications to leverage their increased usage over the next decade. Overall, achieving our 2030 target is dependent on the availability of sufficient volumes of cost competitive renewable fuels which will require collaboration between locomotive manufacturers, fuel producers, and governments. This ecosystem of collaboration is a key area of focus and potential risk. In 2024, CN significantly increased its use of renewable fuels, which represented close to 10% of our locomotive fuel in the year. Reducing our Non-Rail Carbon Footprint Operating an efficient railroad extends to our non-rail operations, enabling further carbon reductions in our ground and vessel fleets, buildings and yards, through best practice initiatives, new equipment and technologies. We are taking concrete steps to reduce our non-rail carbon footprint, which comprises 15% of our Scope 1 and 2 GHG emissions, focusing on: Driving Ground Fleet Upgrades: Our non-rail ground fleet, comprising CNTL and TransX trucks, intermodal equipment, and On Company Service (OCS) vehicles, makes up 6% of our Scope 1 and 2 emissions. Over the past few years, we have focused on improving the fuel efficiency of these fleets while also increasing our use of renewable fuels. We have also purchased electric vehicles – including five Ford F-150 Lightning trucks – in our OCS fleet. In 2020, CN signed a Memorandum of Understanding (MOU) with the Lion Electric Company (Lion Electric) to pilot the use of electric Class 8 trucks in our operations. While the delivery of the first electric Class 8 trucks was expected in 2024, Lion Electric was not able to deliver them and entered creditor protection in December 2024. After assessing the implications to the pilot, CN cancelled the MOU with Lion Electric and will consider pursuing other opportunities in the future. The termination of the MOU with Lion Electric is not expected to have a material impact on our ability to meet our 2030 target. Our teams continue to be trained on fuel efficiency, from the use of aerodynamic components on trucks to innovative routing optimization initiatives. We also continue to benefit from a driver-centric fleet management system, driving further gains with respect to fuel efficiency. In our intermodal operations, we are exploring the use of renewable fuels and electrification to decarbonize mobile handling equipment, generators, and refrigerated units. In 2024, we received electric shunt trucks at our Brampton and Vancouver terminals and piloted the use of 100% renewable diesel at our Vancouver terminal. The result of these pilots will inform future expansion to other parts of CN’s intermodal operations. Retrofitting Yards and Buildings: Our annual CN EcoFund continues to drive energy-efficient upgrades in our buildings and yards. We invest in retrofits to boilers, air compressors, HVAC systems, and LED lighting, enabling us to improve our carbon efficiency and reduce costs. In 2024, we continued to deploy the energy-as-a-service business model, a comprehensive approach to reduce energy consumption without incurring upfront investments and realized expected energy savings on prior investments. CN is continuing to explore opportunities to expand the model beyond lighting to achieve additional efficiencies. Decarbonizing our Vessel Fleet: Our marine services extend beyond where track and trucks stop, offering marine shipping in regions like the Great Lakes. Our shipping fleets offer safe, and highly fuel-efficient fleet transportation services. Ship operators are trained on fuel conservation practices, including strict speed protocols and operating parameters resulting in further carbon emission reductions, and we are exploring the use of biodiesel. Risk Management Climate change is integrated into our risk assessment processes, which consider both physical risks, including increased frequency or severity of temperature extremes, flooding and sea level rise, fires, hurricanes, and tornadoes, as well as transition risks, including legal, policy and market impacts. The Board has ultimate responsibility in respect of the Company’s risk management and has delegated to the AFR Committee the centralized responsibility for the overall oversight of the enterprise risk management framework of the Company, which includes climate-related risks. The AFR Committee ensures that an appropriate risk assessment process is in place to identify, assess and manage significant risks to CN’s business and strategy, including climate risks. The AFR Committee is made aware of the work of the SE Committee and other committees through regular reporting in order that it can have a holistic view of the Company’s risks, including their potential interplay and/or cumulative effect on CN’s business and strategy. The GS Committee also works with the AFR Committee to ensure that a proper governance framework over risks is in place between the Board and each of its Committees and that specific key risks which naturally fall within the expertise or mandate of a Committee receive appropriate oversight within such Committee. For more information on the Company’s overall risk management framework, please refer to the section entitled “Risk Management Oversight” beginning on page 44 of this Information Circular The SE Committee has been delegated the responsibility to oversee and monitor management’s assessment of CN’s major risk exposures relating to the environment, including climate change, GHG emissions reduction, biodiversity, and biofuels, including related operating technology initiatives. In 2024, the SE Committee oversaw and monitored management’s climate risk assessment, including physical risks of climate change, and mitigation controls, and reviewed initiatives to maintain progress towards its climate goals. In 2023 the AFR Committee reviewed management’s assessment of enterprise risks, including the identification of the Company’s net risks, which incorporated different scenarios and the identification of physical and transition climate-related risks. Specifically, the AFR Committee reviewed management’s report to the Governance, Sustainability and Safety Committee, which at the time had oversight of climate risk, on our climate risk mitigation controls and initiatives to integrate climate risk management activities into the business plan. CN has identified six climate change risks and opportunities that could have a substantive effect on our direct operations as well as our upstream/downstream value chain in the current reporting year, or may have an effect in the future. Please refer to our 2024 CDP Climate Change Response report, which is available on our website, for additional information. Climate Action Plan Report

CN Climate Action Plan Report

Summary of Substantive Risks and Opportunities

DRIVER		IMPACT		TIMEFRAME
		RISK	OPPORTUNITY	
Acute Physical	Extreme weather, flooding, and wildfires	✓		Short term
Market	Changing customer behaviour	✓		Medium term
Market	Carbon pricing mechanism	✓		Medium term
Resource Efficiency	Use of more efficient modes of transport		✓	Short term
Products & Services	Ability to diversify business activities		✓	Medium term
Market	Expansion onto new markets		✓	Long term

Our Phased Approach to Decarbonize Our Activities

CN is dedicated to achieving net-zero emissions by 2050. To achieve its decarbonization goals, CN will need to continue improving the fuel efficiency of its fleets, increase its use of renewable fuels and test, and eventually deploy, alternative propulsion locomotive technologies.

Our position in the supply chain enables us to lead change towards decarbonizing North America's transportation sector by leveraging and stimulating the development of low-carbon fuels and technologies. Discussions on the prospects of battery and hydrogen powered trains are already underway:

- In 2021, we announced the purchase of a Wabtec battery-electric freight locomotive, the first 100% battery heavy-haul locomotive in support of our ambitious long-term goals. The anticipated efficiencies and emission reductions from this technology are expected to be significant and will help open the door to new alternatives beyond the diesel-powered locomotives used today. The delivery of our first battery-electric freight locomotive is expected in 2026.
- In 2024, we announced the purchase of a plug-in hybrid mainline locomotive, a first of its kind in North America, which will be tested on CN's mainline in northern British Columbia. The testing of this locomotive will increase CN's knowledge of battery technology (which is used in different alternative propulsion options, such as hydrogen fuel cell locomotives, for example) under varying operational and weather conditions. We expect to receive the locomotive in 2026.
- We also announced in early 2025 the launch of a new medium horsepower hybrid electric locomotive developed in collaboration with Knoxville Locomotive Works. The hybrid locomotive is being deployed in phases across several CN yards and branch lines, including locations in Tennessee, Mississippi, Louisiana, and eventually in Western Canada.

The phased approach will enable CN to evaluate efficiency and operating protocols for the locomotive. Finally, in line with the SBTi's Net-Zero Standard, we intend to 'neutralize' the hard-to-abate residual emissions that cannot be avoided by leveraging nature-based solutions.

Our Phased Approach to Decarbonize our Activities



Climate Action Plan Implementation
Pathway to 2050
Driving Operational Efficiency
↓43%
Transitioning to Cleaner Energy Sources
Advancing Technologies
↓40%
Leveraging Nature-based Solutions
20 21 22 23 24 25 26 27 28 29
2019
2030
35
40
45
2050
Scope 1 and 2 Emissions
Scope 3 Emissions from Fuel- and Energy-related Activities
Reduction Targets
Net-Zero

In order to support its strategy and to meet its goals, CN has been continuously investing in initiatives and programs that decarbonize our activities and provide other benefits such as improved capacity and service to our customers. CN has also been investing in its intermodal facilities, which support a modal shift towards rail shipping. The table below summarizes the investments made over the past five years.

CN 2020–2024 Investments Supporting Decarbonization[1]

CATEGORY	SPEND ($M CAD)
Driving Operational Efficiency	**$2,260**
Investing in our locomotive and hopper fleet	$1,500
Expanding network capacity	$700
Deploying fuel efficiency technologies	$60
Transitioning to Cleaner Energy Sources	**$15**
Piloting biofuels	$10
Investing in facilities to reduce emissions	$5
Advancing Technologies	**$10**
Contributing to Modal Shift by Investing in Intermodal Facilities	**$250**
Total Investment	**$2,535**

(1) Investment figures are approximate.

We also recognize the importance of collaborating with governments, supply chain partners, universities, cleantech, fuel producers and locomotive/engine manufacturers in achieving an effective transition to a low-carbon future. We are actively engaging with other rail companies, directly and through associations such as the AAR's Decarbonization Working Group, and the RAC, as well as with diverse locomotive manufacturers, fuel suppliers and customers. Initiatives include a completed partnership with Union Pacific on renewable fuel testing, joint discussions with other Class I railroads on the use of alternative technologies, as well as our EcoConnexions Partnership Program which recognizes customers, suppliers and supply chain partners who are committed to sustainability. In 2024, CN became a member of Clean Fuels Alliance America, a national trade association representing the biodiesel, renewable diesel and sustainable aviation fuel industries, in line with our commitment to promote the use of sustainable renewable fuels in our operations. In 2024, CN was also a founding member of the North Pacific Green Corridor Consortium whose members and partners–coming from diverse sections of the value chain including bulk commodity producers, railway and intermodal transportation providers, marine vessel owners and operators, port facilities and port authorities, and clean technology providers–will work together to decarbonize the value chain for commodities between North America and Asia.

Through the RAC, we have been actively working with the Government of Canada since 1995 to address the impacts of rail activities on the environment through a Memorandum of Understanding (**MOU**). The 2023–2030 MOU, announced in December 2023, reflects a shared vision of working towards net-zero emissions by 2050 and builds upon the meaningful progress made to date by the Canadian rail sector. In accordance with the MOU, Transport Canada and RAC members will work together to advance low-carbon fuel use, move more goods by rail where possible, and accelerate the development of advanced net-zero solutions for locomotives.

In the U.S., CN participated in 2024 in a Sustainable Freight Workshop organized in collaboration with industry, environmental organizations, and federal government organizations including the Department of Energy, the Environmental Protection Agency, the Department of Transportation, and the Joint Office of Energy and Transportation.

52 CN | Management Information Circular 2025

Statement of Executive Compensation

Statement of Executive Compensation 53
Human Resources and Compensation Committee 57
Mandate of the Human Resources and Compensation Committee 58
Compensation Discussion and Analysis 59
Overview of the 2024 Executive Compensation Program 61
Base Salary 62
Annual Incentive Bonus Plan (AIBP) 62
2024 Long-Term Incentives 65
Other Key Compensation Programs of the Company 67
2025 Executive Compensation Framework 69
Risk Mitigation in Our Compensation Program 70
Compensation of the NEOs 71
President and Chief Executive Officer Compensation Look-Back Table and Five-Year TSR Comparison 74
Cost of Management Ratio 74
Summary Compensation Table in Canadian Dollars 75
Incentive Plan Awards 80
Management Long-Term Incentive Plan 83
Deferred Compensation Plans 85
Pension Plan Benefits 85
Termination and Change of Control Benefits 88
Currency Exchange Information 90

Dear Shareholder:

On behalf of CN's Human Resources and Compensation Committee (**HRC Committee**) and the Board, we welcome this opportunity to share our approach to executive compensation.

The compensation program's short- and long-term objectives highlighted below and detailed in the subsequent pages are focused on ensuring long-term sustained value, delivering pay for performance when achieved on behalf of our shareholders.

In April 2024, the Company's annual say-on-pay advisory vote received strong support, with 97.41% of shareholder votes in favour of CN's disciplined approach to executive compensation. This represents the ninth consecutive year CN received the highest result in favour of the say-on-pay vote among publicly traded Class I railroads and demonstrates shareholders' continued support with an average say-on-pay vote of 97.18% over the past five years. CN remains committed to transparency by providing clear and comprehensive disclosure of its executive compensation practices to its shareholders.

2024 Overview

2024 was a challenging year for CN, impacted by rail and port labour-related disruptions that particularly affected overseas intermodal traffic, wildfires in Alberta, and weaker than expected demand for forest products and metals. As a result, the Company revised its 2024 financial outlook in September, following which the Company was then impacted by earlier-than-usual winter operating conditions. Amidst these challenges, our people demonstrated agility and effective execution in managing these disruptions while ensuring relentless excellence in service to our customers. Operations remained resilient, with effective recoveries from each setback, highlighting the team's adherence to the operating model and operational discipline. These outcomes reflect the adaptability and dedication shown by the team in a year marked by considerable challenges. A summary of selected financial results is presented in the table below:

	2024	2023	CHANGE
Revenues (in millions)	C$17,046	C$16,828	1%
Operating Income (in millions)	C$6,247	C$6,597	(5%)
Diluted Earnings per share (EPS)	C$7.01	C$8.53	(18%)
Adjusted Diluted EPS[1]	C$7.10	C$7.28	(2%)

During the year, CN continued to significantly reinvest in the business with total capital spending of C$3.5 billion to maintain the safety and integrity of its network, increase capacity, enable growth, improve network resiliency and for other strategic initiatives such as technology investments.

The Company returned significant amounts to its shareholders by repurchasing 15.4 million of its common shares in 2024, thereby returning C$2.65 billion (inclusive of brokerage fees and tax on share repurchases) to its shareholders and increased quarterly dividends per share by 7% effective in the first quarter of 2024. The Company's Board of Directors also approved a 5% increase to CN's 2025 quarterly cash dividend, effective for the first quarter of 2025. This is the 29th consecutive year of dividend increases, demonstrating our confidence in the long-term financial health of the Company.

Safety is a core value

CN has an uncompromising commitment to the health and safety of its employees, the customers it serves, and the communities and environments in which it operates. This commitment also supports our core value of safety and daily focus in ensuring everyone goes home safely at the end of each day. Sadly, in 2024, we lost one of our colleagues in a motor vehicle accident while he was returning to his CN home terminal in a crew transportation vehicle. In remembrance, we pay tribute to his unwavering dedication and commitment to CN.

The Company strives to become the safest railroad in North America. We continue our long-term safety improvement with investments in infrastructure, rigorous safety processes, as well as a focus on safety culture through training, leadership and technology to help employees stay safe and to prevent injuries and accidents. CN's Safety Management System is the framework for putting safety at the center of its day-to-day operations to continuously minimize risk, reduce the number and severity of injuries and accidents, and engage employees at all levels of the organization. The attainment of annual accident and injury targets is a component of management's short-term incentive plan, which aims to engage employees across all levels of the organization. In 2024, CN achieved the second lowest injury frequency rate[2] and accident rate[3] in the Company's history.

(1) Adjusted diluted earnings per share is a non-GAAP measure and does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. For an explanation of adjusted diluted earnings per share, how this non-GAAP measure provides useful information to investors, the additional purposes for which management uses this non-GAAP measure, and a reconciliation to the most directly comparable GAAP measure, see the section title "Adjusted performance measures" in the MD&A, which is incorporated by reference herein. The MD&A can be found online on SEDAR+ at **www.sedarplus.ca**, on the SEC's website at **www.sec.gov** through EDGAR, and on CN's website at **www.cn.ca** in the "Investors" section.

(2) Per 200,000 person hours, based on Federal Railroad Administration (FRA) reporting criteria.

(3) Per million train miles, based on FRA reporting criteria.

Statement of Executive Compensation

CN | Management Information Circular 2025 53

54 CN | Management Information Circular 2025 Delivering Responsibly Delivering Responsibly is at the heart of all CN’s decisions, commitments and investments to help build a sustainable future. The Company continues to focus on moving customers’ goods safely and efficiently, doing so in a manner that seeks to minimize its impact on the environment, attracting and retaining top talent, helping build safer and stronger communities, and adhering to the highest governance standards. The attainment of three goals (environmental performance measured through locomotive GHG emission intensity, employee engagement and customer centricity) are incorporated into the short-term incentive plan for senior management and executives. CN is proud of the recognition it has received for its sustainability accomplishments in 2024, including earning a placement on the Corporate Knights list of Canada’s Best Corporate Citizens for the 16th year in a row as well as announcing that CN’s science-based net-zero by 2050 goal was approved by the Science Based Targets initiative. Additionally, the Company’s sustainability practices earned it a place on the Dow Jones Best-in-Class World and North American Indices, for the 13th and 16th consecutive years, respectively. The recognition that CN has received over the years reflects CN’s long-standing commitment to integrate sustainability into its strategy and business model and setting ambitious goals. CN’s commitment to providing strong levels of customer service has been well executed in 2024 and is reflected through the customer centricity measure’s performance. Employee engagement continued to increase meaningfully in 2024 across all employee groups and is a direct result of our continued efforts to increase management and executive presence in the field and across the organization, encouraging more effective communication, focusing on team development and building trust. Disciplined Approach to People, Compensation and Talent Development We remain steadfast in our approach to hiring, retaining and developing our people to ensure a pay for performance based on a leadership mindset. CN appointed Mr. Rémi Lalonde as Executive Vice-President and Special Advisor to the CEO on January 8, 2024. Mr. Lalonde was later appointed Executive Vice-President and Chief Commercial Officer on April 18, 2024, succeeding Mr. Doug MacDonald, who retired on April 30, 2024. It was also announced in October 2024 that Dominique Malenfant will retire as Executive Vice-President and Chief Information and Technology Officer in 2025. Mr. Malenfant will remain as head of Information and Technology until a replacement is found and a proper transition is completed. CN’s approach to executive compensation continues to be driven by its goal to incentivize executives to create and deliver sustainable returns to shareholders. CN exercises a disciplined approach by ensuring short- and long-term incentive plans are structured to align realized pay with shareholder returns using various key performance measures, including Relative Total Shareholder Return (Relative TSR) as one of the performance measures applicable to Performance Share Units (PSUs). The Company’s executive compensation policy is guided by the following principles: Alignment with shareholders’ interests, market & best practices and CN’s strategy Attract, motivate and retain talent Drive and reward performance Long-term growth and value creation remain central to CN’s pay strategy and performance targets are set to ensure its compensation policy does not encourage undue risk-taking on the part of the Company’s executives. Our Board and management team deeply value the input and feedback of our shareholders. In 2024, we proactively engaged with both shareholders and proxy advisors on key governance issues, including the proposed changes to our executive compensation framework, which are outlined in the following section. These changes to our compensation programs, philosophy, and disclosure practices reinforce our commitment to a pay-for-performance model for our NEOs, reflected in the increased weighting of Performance Share Units (PSUs) to 70% of the long-term incentive mix. Additionally, such changes highlight the importance of maintaining competitive compensation practices to attract, motivate, retain, and develop top talent for the future. CN’s approach to compensation aims to ensure sound and performance-driven compensation, which is reviewed annually by the HRC Committee and referred to the board for annual plan approval. The HRC Committee also independently retains the services of Hugessen Consulting, Inc. (Hugessen), industry expert board advisor on executive compensation matters, to provide advice on compensation recommendations that are presented to the HRC Committee for approval. 2024 Executive Compensation Framework The HRC Committee undertook a comprehensive review of the Company’s compensation framework in 2023 and approved changes to its executive compensation policy, short- and long-term incentive plans and stock ownership guidelines effective January 1, 2024. The changes primarily aimed to ensure competitiveness for talent attraction, motivation and retention, while aligning with shareholders’ interests, evolving market practices and reinforcing the link between CN’s long-term strategic vision and compensation. The changes are summarized below and described in this Compensation Discussion and Analysis, where applicable. COMPENSATION FRAMEWORK/PLAN CHANGE Executive Compensation Policy • Comparator group for the President and CEO and other NEOs is broadened to include relevant industrial benchmarks • Pay positioning is updated to target on average the 50th percentile of the comparator group for total direct compensation Annual Incentive Bonus Plan (AIBP) • Reduced the number of metrics used in the corporate financial component of the AIBP from three to two • Replaced the Fuel Efficiency metric of the environmental measure of the corporate strategic component with Locomotive Greenhouse Gas (GHG) Emission Intensity Long-Term Incentives • Increased the weighting of PSUs and decreased weighting of stock options, to 70% and 30% respectively • Introduced quarterly dividend equivalent units during the vesting period on PSUs • Removed the minimum share price condition on the Return on Invested Capital (ROIC) PSU units • Replaced the previous two relative TSR comparator groups with the S&P North American LargeMidCap Transportation Index • Reduced the vesting period for stock options from five to four years Stock Ownership Guidelines • Reduced stock ownership requirements for Executive Vice-Presidents to align with prevailing market practice • Introduced a mandatory 50% hold on vested shares until compliance of the stock ownership requirement is achieved Other Plan Changes • Changed the retirement definition for the AIBP, Share Units Plan and Management Long-Term Incentive Plan (MLTIP) • Replaced the Club Membership by a Flexible Allowance to place emphasis on health and wellness Statement of Executive Compensation

CN | Management Information Circular 2025 55 In considering the changes to the 2024 compensation plan, the HRC Committee reviewed the methodology for disclosing share-based and options-based awards. The HRC Committee determined that, starting in 2024, the Company will transition to using the face value for share-based awards and the accounting value for options-based awards in its disclosures of these awards. This change is designed to align with prevailing market practices and improve the comparability of information across peers. While the face value of share-based awards and the accounting value of options-based awards results in a higher dollar valuation for these awards, it does not change the targeted pay positioned relative to the comparator group as the valuation methodology is consistently applied to the comparator group. Compensation Philosophy The Company’s executive compensation policy aims to position target total direct compensation of our NEOs at the 50th percentile of the comparator group, on average. Base Salary The compensation of our NEOs is paid in U.S. dollars to provide a more precise, meaningful and stable comparison with the U.S. dollar-denominated compensation of incumbents in equivalent positions within the comparator group. Annual Incentive Bonus Plan The AIBP provides the opportunity to share CN’s success with its executives by incentivizing them to achieve not only financial results but also the long-term strategic vision of the Company and its sustainability priorities and supports employee engagement on safety and strategic initiatives. Our NEOs play a crucial role in the achievement of CN’s strategic goals. The AIBP is composed of three corporate components: financial, strategic and safety. This design reflects the Company’s view that any short-term incentive should be tied to the overall financial and operational performance of the Company as well as to relevant corporate strategic and safety metrics for the business. The AIBP aligns with the Company’s long-term strategic vision and sustainability best practices. Corporate Financial Performance Corporate Safety Performance Corporate Strategic Performance 70% 20% 10% Long-Term Incentive Program CN’s Long-Term Incentive (LTI) program aligns with mid- and long-term business performance and shareholder value creation. It provides another opportunity for NEOs to participate in the financial success of the Company through equity ownership. Since 2005, the Board has elected to grant a combination of stock options and PSUs to NEOs to align with mid- and long-term business performance and shareholder value creation. 30% Stock Options 70% PSUs 40% ROIC 30% Relative TSR Performance 2024 Compensation Highlights 2024 posed significant challenges for CN, due to disruptions in rail and port labor operations and unusually early winter conditions in the Western region. Given that our compensation programs are tied to CN’s performance, these events had a negative impact on the payouts across our various compensation programs, as outlined below. The HRC Committee reviewed and approved the following payouts for the NEOs with regards to the 2024 annual incentive bonus plan and the PSUs awarded in 2022. Detailed results can be found on pages 62 and 66. 2024 Annual Incentive Bonus Plan MINIMUM 0% 100% 200% TARGET MAXIMUM ACTUAL PAYOUT: 45.0% 2022 ROIC PSUs MINIMUM 100% 200% TARGET MAXIMUM ACTUAL PAYOUT: 0.0% 0% 2022 TSR PSUs MINIMUM 0% 100% 200% TARGET MAXIMUM ACTUAL PAYOUT: 50.0% Statement of Executive Compensation

CN
Statement of Executive Compensation

Pay for Performance: President and Chief Executive Officer (CEO)

CN's executive compensation plans align with shareholder value creation, with a significant portion tied to performance. As a result, in a low performance environment, the value received by the President and CEO is reduced accordingly.

The table below compares the total direct compensation (**TDC**) awarded to the President and CEO with the realized value as of December 31, 2024, for the various components of total direct compensation. The realized and realizable values for the 2023 and 2024 long-term incentives will be determined over the coming years based on actual performance.


USD 15,000,000
USD 10,000,000
USD 5,000,000
USD 0
1.00×
0.26×
1.00×
0.69×
1.00×
0.67×
Target TDC(1)
Realized Realizable(2)
2022
2023
2024
Base Salary
AIBP
PSU-ROIC
PSU-TSR
Stock Options

(1) Target TDC for the President and Chief Executive Officer consists of Base Salary, annual incentive bonus at target and Long-Term Incentives awarded (share-based awards under face value and options-based awards under accounting value) as disclosed in the "Supplemental Total Compensation Table" on page 75.

(2) Realized/realizable compensation for the President and Chief Executive Officer consists of Base Salary and actual annual incentive bonus paid, as disclosed in the "Supplemental Total Compensation Table" on page 75, together with the current market value of Long-Term Incentives as at December 31, 2024. Stock Options awarded in 2022, 2023 and 2024 were out-of-the money as at December 31, 2024.

Plan Changes in 2025

In 2024, the HRC Committee continued to evolve the Company's compensation plans and approved changes to the NEOs compensation framework to be effective in 2025. The changes aim to ensure competitiveness for talent attraction, motivation and retention, while aligning with shareholders' interests, evolving market practices and reinforcing the link between CN's long-term strategic vision and compensation. The changes are summarized below and described in this Compensation Discussion and Analysis, where applicable.

COMPENSATION FRAMEWORK/PLAN	CHANGE
Annual Incentive Bonus Plan	• Increased the bonus target as a percentage of base salary for NEOs from 80% to 100% to better align with the comparator group for NEOs. • Replaced the Net Promoter Score used to measure the customer centricity of the corporate strategic component with a customer sentiment index.

Compensation Risk Mitigation

CN's compensation plans are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. In 2024, WTW (formerly known as Willis Towers Watson) conducted its annual review of CN's compensation practices and confirmed that "there does not appear to be significant risks arising from CN's compensation programs that are reasonably likely to have a material adverse effect on the Company". At its December 2024 meeting, the HRC Committee reviewed WTW's risk assessment report and endorsed its conclusions. In its own assessment, the HRC Committee determined that proper risk mitigation features are in place within the Company's compensation programs.

Conclusion

The HRC Committee and the Board believe that based on 2024 actual results, the compensation outcomes are appropriate and aligned with CN's approach to executive compensation. The HRC Committee also believes its approach to executive compensation supports the execution of the Company's strategic plan, and it remains committed to a compensation plan aligned with the long-term interests of shareholders. The HRC Committee is fully engaged in ensuring CN's executive compensation continues to be anchored on a disciplined and market competitive approach linked to performance. Members of the HRC Committee will be attending the Meeting to answer questions about CN's executive compensation.







Shauneen Bruder
Chair of the Board of Directors



Jo-ann dePass Olsovsky
Chair of the Human Resources and Compensation Committee

56 CN | Management Information Circular 2025

Human Resources and Compensation Committee

Composition of the Human Resources and Compensation Committee

The HRC Committee is composed of five independent members.

All members have a thorough understanding of compensation policies and principles related to executive compensation and have experience in human resources and compensation matters. They are also members of other Board Committees, and this overlap provides a strong link with the HRC Committee's risk oversight responsibilities.

The following is a description of the education, skills and experience of each member of the HRC Committee, as at the date of this Information Circular, that are relevant to the performance of their responsibilities as a member of the HRC Committee, including the skills and experience enabling the HRC Committee to make decisions on the suitability of the compensation policies and practices of the Company:

- Ms. Jo-ann dePass Olsovsky, Chair of the HRC Committee, was most recently the Executive Vice-President and Chief Information Officer at Salesforce from February 2018 to August 2022, when she retired. She led the global team at Salesforce responsible for their internal systems including applications, Salesforce on Salesforce, global network, cyber security, data centers, big data/AI systems, acquisitions, etc. Prior to Salesforce, Ms. dePass Olsovsky was on the executive team at BNSF Railway for approximately 12 years, leading BNSF Railway's enterprise information technology function, field telecom team, AI/big data, cyber security, etc. She has led global teams of over 3,000 employees with responsibility in excess of $1B program/operational budgets. In both her corporate and board roles, Ms. dePass Olsovsky has extensive experience in all aspects of human resources matters for both unionized and management employees globally. Experiences include attracting, developing, and retaining union and salaried/management employees, all aspects of unionized labour relations, compensation design, performance management and talent/succession planning.
- Ms. Shauneen Bruder is a retired Executive Vice-President, Operations at RBC where she was responsible for operations related to all personal and business clients in Canada delivered through more than 8,000 employees. In her corporate and board roles, she gained extensive experience overseeing human resources matters, including compensation design, performance management and talent/succession planning.
- Mr. Justin M. Howell is a retired senior investment manager with Cascade Asset Management Co. and was previously an investment banker and a lawyer. Mr. Howell is chair of the nomination and compensation committee and a member of the board of directors of Sika AG, a multinational specialty chemical company listed on the SIX Swiss Exchange and headquartered in Baar, Switzerland. As a corporate director, he gained experience overseeing human resources matters, including compensation design, performance management and talent/succession planning.
- Mr. Robert Knight is a corporate director and the former Chief Financial Officer of Union Pacific Corporation, a position he held for 15 years before retiring in December 2019. During Mr. Knight's 40-year tenure at Union Pacific Corporation, he also held a variety of senior executive positions, including General Manager of the company's energy and automotive business units. As a proven leader with extensive experience in finance and human resources having led large teams of professionals throughout his career, Mr. Knight serves as a director and member of the compensation committee at Schneider National, Inc. and director and chair of the audit committee at Hyliion Holdings Corp.
- Mr. Al Monaco is a corporate director with decades-long experience leading a large, complex, federally regulated organization. From 2012 until his retirement in January 2023, Mr. Monaco was President and Chief Executive Officer of Enbridge, where he also previously served in various other senior executive positions, including as President, Gas Pipelines, Renewable Energy & International, President, Gas Distribution and Storage, Executive Vice-President, Major Projects & Renewable Energy, and Senior Vice-President, Corporate Planning and Development. He is currently a member of the board of directors and of the compensation committee of Weyerhaeuser Company.

The following table summarizes the human resources and compensation-related experience of the HRC Committee members:

AREA OF EXPERIENCE	NUMBER OF COMMITTEE MEMBERS WITH VERY STRONG OR STRONG EXPERIENCE	
Membership on HR committees	5/5	100%
Organizational exposure to the HR function	5/5	100%
Leadership and succession planning, talent development	5/5	100%
Approval of employment contracts	5/5	100%
Development/oversight of incentive programs	5/5	100%
Oversight of stress-testing of incentive programs vs. business/operating performance	5/5	100%
Pension plan administration/oversight	3/5	60%
Interpretation and application of regulatory requirements related to compensation policies and practices	5/5	100%
Engagement with investors and investor representatives on compensation issues	5/5	100%
Oversight of financial analysis related to compensation policies and practices	5/5	100%
Exposure to market analysis related to compensation policies and practices	5/5	100%
Drafting or review of contracts and other legal materials related to compensation policies and practices	5/5	100%
Oversight of labour matters	3/5	60%

CN Statement of Executive Compensation

CN | Management Information Circular 2025 57

Mandate of the Human Resources and Compensation Committee

The responsibilities of the HRC Committee include:

- Ensuring appropriate mechanisms are in place regarding succession planning for executive officer positions, including the President and CEO;
- Overseeing the process for the selection of executive officers, recommending their appointment, and approving the terms and conditions of appointment and termination or retirement of the President and CEO and other executive officers;
- Reviewing corporate goals and objectives relevant to the President and CEO and other executive officers who report directly to the President and CEO, as well as their development, and their performance based on those goals and other factors, and recommending to the Board their compensation based on this evaluation;
- Identifying, monitoring and overseeing risks associated with CN's compensation policies and practices and assessing whether they provide an appropriate balance of risk and reward in relation to the Company's overall strategic direction, and reviewing disclosure on: (i) the role of in that respect; (ii) any practices that CN uses to identify and mitigate such risks, and; (iii) any identified risk arising from CN's compensation policies and practices that is reasonably likely to have a material adverse effect on CN;
- Examining all elements of executive remuneration and reporting annually on compensation practices, including by overseeing the selection of any benchmark group used in determining compensation or any element of compensation, and reviewing disclosure on such group;
- Overseeing outside advisors, including compensation consultants, independent legal counsel or other independent advisors, hired to assist in the performance of its functions and responsibilities;
- Evaluating the independence of outside advisors in accordance with applicable Canadian and U.S. corporate governance standards, or other applicable laws, rules or regulations;
- Reviewing human resources practices and policies by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality and diversity of personnel required to meet its business objectives, including overseeing the establishment and monitoring of the Company's performance in respect of employee equal opportunity, employment and best practices;
- Ensuring regular employee engagement surveys and monitoring the results of the surveys and their implications for effective talent management at CN;
- Monitoring on a regular basis CN's union relations, CN's labour relations strategy and its consistency with CN's strategic direction;
- Reviewing CN's pension plans governance structure and design; and
- Overseeing CN's major risk exposures relating to executive management, human resources, compensation, succession, culture and pension and investment management.

The HRC Committee's full charter is available as part of CN's Corporate Governance Manual at **www.cn.ca**, under Delivering Responsibly/ Governance.

The HRC Committee met six times in 2024 and held in camera sessions during each meeting.

Talent Management, Inclusion and Succession Planning

Talent management, leadership development, succession planning, inclusion, and employee engagement are priorities for the Board and the HRC Committee. An integrated talent framework, focusing on the identification, assessment, and development of leaders, is used to ensure the Company has qualified candidates with diverse backgrounds and expertise for potential successors at the executive and management levels.

CN prepares talent for broader and more complex roles by customizing development plans to individual, business and leadership needs as well as providing meaningful cross-functional experiences, where applicable. As required, the Company also addresses talent gaps and acquires critical skills through external hiring.

On a regular basis, the HRC Committee reviews updates on the talent management, diversity and leadership development of each function. Throughout the year, the HRC Committee also conducts in-depth executive analysis focused on the strength, gaps and diversity of succession pools for key leadership roles across CN. The Company integrates a more precise development approach for key talent to prepare them for broader and more complex roles in an expedited manner while also developing agility and critical leadership capabilities. CN regularly hones its career development program to provide targeted training and practical work experience that reinforces the development of talent.

A complete review of the contingency as well as short-, medium- and long-term succession plans for the executive team is conducted annually, and specific customized plans to address identified gaps are developed and implemented.

Regarding CN's long-term strategic plan, aligning leadership and capability development is key to its successful implementation. Aligning the compensation programs with the Company's strategic goals is a key component to linking shareholder returns with management's performance.

The HRC Committee is satisfied that the proper talent management and succession planning strategies are in place to ensure the Company's ongoing success.

Independent Advice

The HRC Committee retains the services of executive compensation consultants to provide advice on compensation recommendations that are presented for HRC Committee approval. Since October 2007 the HRC Committee retains the services of Hugessen for that purpose. The HRC Committee mandated Hugessen to review and provide advice directly to the HRC Committee on executive compensation recommendations and related questions. The fees invoiced by Hugessen in 2024 totalled approximately C$238,300. Services performed by Hugessen were compensation-related services provided directly to the HRC Committee. The HRC Committee also reviewed the independence of Hugessen and evaluated its performance for 2024. The HRC Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. Hugessen also meets the independence requirements of the NYSE Listing Standards and confirmed that, on an annualized basis, the amount of fees received by the firm from CN represents less than 5% of Hugessen's total fees.

Since 2007, the Board has adopted a policy to the effect that the Chair of the HRC Committee must pre-approve all non-compensation services provided to the Company by the consultant retained by the HRC Committee to perform executive compensation-related services. Pursuant to an understanding between the HRC Committee and Hugessen, the latter has agreed not to perform any work for management.

Executive Compensation–Related Fees

	SERVICES RENDERED IN 2024 (C$)		SERVICES RENDERED IN 2023 (C$)	
	EXECUTIVE COMPENSATION –RELATED FEES	ALL OTHER FEES	EXECUTIVE COMPENSATION –RELATED FEES	ALL OTHER FEES
Hugessen	238,300	–	414,800	–

Statement of Executive Compensation

58 CN | Management Information Circular 2025

CN | Management Information Circular 2025 59 Compensation Discussion and Analysis 2024 Executive Compensation Framework Named Executive Officers This Compensation Discussion and Analysis (CD&A) section covers executive compensation for the year ended December 31, 2024, and relates to the following NEOs who appear in the compensation tables: Tracy Robinson President and Chief Executive Officer Ghislain Houle Executive Vice-President and Chief Financial Officer (CFO) Rémi Lalonde Executive Vice-President and Chief Commercial Officer (CCO) Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer (CITO) Derek Taylor Executive Vice-President and Chief Field Operating Officer (CFOO) Patrick Whitehead Executive Vice-President and Chief Network Operating Officer (CNOO) The Company’s Executive Compensation Policy The Company’s executive compensation policy and programs are designed to ensure there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging appropriate behaviours. Executive incentive compensation is, as a result, tied to key corporate objectives that play a critical role in driving the organization’s short- and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features. The comprehensive executive compensation program followed by the Company is comprised of five elements: (i) base salary; (ii) annual incentive bonus; (iii) long-term incentives; (iv) pension benefits; and (v) executive perquisites. The combination of base salary, annual incentive bonus and long-term incentives defines the total direct compensation offering, which is weighted towards variable, “pay-for-performance” elements. Total Cash Compensation Total Direct Compensation Total Executive Compensation Indirect Compensation Pension Benefits and Executive Perquisites At-risk Incentive Long-Term Incentives • Performance Share Units (ROIC and Relative TSR Performance) • Stock Options Annual Incentive Bonus • Corporate Financial Objectives • Corporate Strategic Objectives • Corporate Safety Objectives At-risk Incentive Base Salary Fixed Compensation Decisions on how much to pay the NEOs in terms of total direct compensation are based on the Company’s executive compensation policy. When determining NEO target total direct compensation, CN’s policy is to set pay in reference to the 50th percentile of the NEO’s comparator group, on average. The HRC Committee is of the view that the compensation policy and its principles provided for competitive and reasonable compensation levels when determining the 2024 compensation for the NEOs. Compensation Decisions and Process The compensation of the NEOs, other than that of the President and CEO, is recommended by the President and CEO and reviewed and recommended by the HRC Committee for approval by the Board. The compensation of the President and CEO is recommended by the HRC Committee and approved by the independent members of the Board. The President and CEO serves at the discretion of the Board. Compensation Discussion and Analysis

The 2024 compensation was determined as part of an annual process followed by the HRC Committee and outlined in the chart below:

Step 1–September to January

- Business plan review and approval by the Board
- Definition of performance criteria and targets based on the business plan

Step 2–December to January

- Annual review of risk and assessment of risk mitigation features
- Evaluation of the individual performance assessment for the NEOs
- Review of the compensation benchmark and pay positioning
- Review of annual bonus and LTI payouts for the prior year
- Review of compensation programs and annual compensation adjustments
- Review of new annual targets and LTI awards and performance-vesting conditions
- Stress-testing of incentive grants

Step 3–March to October

- Monitoring and evaluation of progress and performance of compensation programs

Each year, the HRC Committee reviews benchmark information and approves compensation adjustments for the following year by taking into consideration comparator group practices, individual performance, leadership abilities, succession planning, retention considerations and the economic outlook. A vertical pay ratio analysis is also conducted and presented to the HRC Committee, for the purpose of its review of compensation recommendations for the upcoming year. The vertical pay ratio analysis consists of comparing the total direct compensation of each NEO to the median annual total direct compensation for all CN employees. This analysis provides additional context when the HRC Committee reviews the compensation programs of the Company.

As part of the annual compensation review process, WTW provides an assessment of how total direct compensation offered to all executives during the year compared against that of the comparator group. In December 2024, WTW reported that the overall aggregate positioning of the total direct compensation of NEOs was generally aligned with CN's compensation policy.

The HRC Committee reviews and recommends for approval by the Board the performance targets related to the AIBP and the PSUs in January. Aside from the Relative TSR targets, the financial targets are derived from CN's annual business plan, which is prepared by management and reviewed and approved by the Board. Business planning is an extensive process during which management examines, with the Board, the economic, business, regulatory and competitive conditions that affect or can be expected to affect CN's business in the following three-year period. Throughout the year, members of the HRC Committee are provided with updates related to the Company's performance against targets.

The Board and HRC Committee also have access to executive management throughout the year should they wish to discuss specific business issues or seek clarification. The Board and HRC Committee are, therefore, confident they have detailed visibility of the Company's financial performance and are appropriately equipped to recommend executive compensation decisions. Finally, throughout the annual executive compensation review process, the HRC Committee also receives and considers advice from its independent compensation consultant, Hugessen.

The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved by the Board in January for the current year. In determining the appropriate LTI fair value granted to each NEO, the HRC Committee considers external market data, as discussed in the "Benchmarking Using Comparator Group" section below, as well as other factors such as individual performance, leadership, and talent retention.

Benchmarking Using Comparator Group

Each year, the HRC Committee determines competitive pay levels by utilizing a comparator group, which is regularly reviewed and endorsed as appropriate for the level and nature of the benchmarked positions. The HRC Committee benchmarks base salary, Total Target Cash Compensation, and Total Target Direct Compensation for the NEOs against relevant competitive market data.

The comparator group for NEOs, previously comprised of selected Class I Railroads companies, was broadened in 2024 to include 16 North American companies to reflect a mix of Canadian and U.S. companies (including the Class I Railroads) to capture data from a broader industry perspective, while maintaining discipline on the relative size and scale of the companies included in the updated group. The peer group constituents are similar in terms of industry and/or complexity, including size, revenues, capital investment, and market capitalization, and directly compete with CN for key talent.

Canadian Pacific Kansas City Limited	Rogers Communications Inc.
CSX Corporation	Sempra
Emerson Electric Co.	TC Energy Corporation
Enbridge Inc.	TELUS Corporation
Fortis Inc.	The Williams Companies, Inc.
Illinois Tool Works Inc.	Union Pacific Corporation
Norfolk Southern Corporation	Waste Management, Inc.
Republic Services, Inc.	Xcel Energy Inc.

Additionally, the HRC Committee considered selected Class I Railroads for rail-specific positions for purposes of verifying the alignment with compensation trends specifically for this group.

The following chart shows CN's positioning relative to the comparator group for the NEOs as at December 31, 2024.

PERCENTILE RANK					CN	MEDIAN
PROFILE(1)(2)		25TH	50TH	75TH	(C$ MILLIONS)	
Revenues		●			17,046	19,917
Net Income			●		4,448	3,713
Market Capitalization			●		91,786	90,619
Employees			●		24,671	23,536

(1) Revenues, Net Income and Market Capitalization in C$ Millions. U.S. company information converted to Canadian dollars using the average exchange rate for 2024 of US$1.00 = C$1.3698, except for Market Capitalization where the December 31, 2024 exchange rate of US$1.00 = C$1.4384 was used.

(2) Revenues, Net Income, Market Capitalization and Employees are as at December 31, 2024 or the most recent year-end, as applicable.

CN Compensation Discussion and Analysis

60 CN | Management Information Circular 2025

Overview of the 2024 Executive Compensation Program

The following table summarizes the components of the Company's 2024 NEO executive compensation program, which were driven by the executive compensation policy and weighted towards variable "pay-for-performance" elements. Each component is then further detailed in this section.

COMPONENT AND FORM	2024 DESIGN SUMMARY	OPPORTUNITY	RISK-MITIGATING ELEMENTS	OBJECTIVES AND RATIONALE
Base Salary Cash	Fixed rate of pay Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession considerations	Set with reference to median of comparator group	Provides for a balanced mix of pay components (fixed vs. variable) Use of external advisor and peer group analysis	Provides competitive level of fixed compensation Recognizes sustained individual performance Reflects role and responsibility and/or growth in role
Annual Incentive Bonus Cash-based performance pay	Annual awards based 100% on Company achievement of two pre-determined corporate financial performance objectives (70%), three pre-determined corporate strategic performance objectives (20%), and two pre-determined corporate safety performance objectives (10%) Performance period: one year	2024 targets are 150% of base salary for the President and CEO and 80% for the other NEOs. Maximum payout is limited to 2.0 times the target	Use of multiple performance measures Plan targets reviewed and approved annually based on in-depth review of annual business plan Payout trigger based on corporate performance Increased diversification with the safety and strategic component Payouts are capped No guaranteed minimum payout Payouts subject to clawback policies Payouts for executives are subject to a three-month notice period in the year of retirement	Reward the achievement of pre-set annual corporate financial performance objectives Reward the achievement of pre-set annual corporate strategic performance objectives Reward the achievement of pre-set annual corporate safety performance objectives Drive superior corporate financial, strategic and safety performance
Long-Term Incentives Performance-based share units payable in equity, purchased in the market	**PERFORMANCE SHARE UNITS (70% of long-term incentives)** 40% of the LTI value is subject to the attainment of three-year average PSU-ROIC targets 30% of the LTI value is subject to CN's relative performance against the S&P North America LargeMidCap Transportation Index Quarterly dividend equivalents are earned during the three-year vesting period for the PSUs and are reinvested into additional PSUs. In the case of retirement, NEOs must remain in active and continuous service until March 31 of the year following the year in which the grant was made to be eligible for payout Performance period: three years	Long-term incentive grant date fair value determined with reference to the 50th percentile of the applicable comparator group PSU performance vesting factor capped at 200%	Significant weighting toward long-term incentive compensation Overlapping multi-year performance periods Mix of financial, market and relative performance measures PSU payouts are capped and there is no minimum guaranteed payout Payouts subject to clawback policies Payouts subject to non-compete provisions	Align management interests with shareholder value growth and total return relative to comparable groups Reward the achievement of sustained financial performance and creation of shareholder value Contribute to retention of key talent Recognize individual contribution and potential Increased alignment with Total Shareholder Return
Stock options	**STOCK OPTIONS (30% of long-term incentives)**[1] Conventional stock options that vest over four years at a rate of 25% per year In the case of retirement, NEOs must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout Performance period: four-year ratable vesting, 10-year term			

(1) The weighting of the 2024 long-term incentive grant value for the President and CEO was different (82% PSUs and 18% stock options) to reflect stock option distribution requirements which limited the number of stock options, as per the MLTIP that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. The limitation was removed for LTI awards starting in 2025 following approval by shareholders at the April 26, 2024 annual shareholder meeting.

2 Compensation Discussion and Analysis

CN | Management Information Circular 2025 61

COMPONENT AND FORM	2024 DESIGN SUMMARY	OPPORTUNITY	RISK-MITIGATING ELEMENTS	OBJECTIVES AND RATIONALE
Pension Benefits Cash payments following retirement	**CANADIAN PENSION PLANS** Defined Benefit Plan[1]: benefits payable calculated as a percentage of the highest five-year average earnings multiplied by pensionable service Pensionable service period for most defined benefit plans: maximum of 35 years Defined Contribution Plan[2]: benefits based on the participant's contributions and on Company-matched contributions Non-registered plans: supplement to the registered plans and provide benefits in excess of the *Canadian Income Tax Act* limits **U.S. PENSION PLANS** Defined Benefit Plan[2]: benefits payable calculated as a percentage of the highest five-year average earnings (out of the last 10 years) multiplied by credited service Maximum of 35 years of credited service for most defined benefit plans Savings Plan: 401(k) benefits based on the participant's voluntary contributions and 50% matching by the Company, limited to 3% of base pay Defined Contribution Feature[2]: additional benefits included in the Savings Plan based on Company contributions equal to 3.5% of base pay Non-registered plans: supplement to the qualified plans and provide benefits in excess of Internal Revenue Service and Railroad Retirement Board limits	Non-registered plans restricted to executives and senior management employees Most retirement benefits for executives and senior management employees are calculated using base salary and annual bonus (up to target levels)	NEOs accrue benefits in a Defined Contribution Plan, which limits CN's exposure to pension plan insolvency risk Payouts subject to non-compete provisions for non-registered plans	Provide an effective and attractive executive compensation program
Executive Perquisites Non-cash perquisites	Company-leased vehicles, parking, financial counselling and tax services, flexible allowance spending account to emphasize health and wellness, certain healthcare benefits and life insurance, personal use of the corporate aircraft and home security system for the President and CEO, and an annual executive physical exam	Competitive		

(1) Applies to non-unionized employees hired prior to 2006. Effective on March 31, 2024, CN's defined benefit plans were frozen for all non-unionized employees. Accumulation of pensionable service and increases in pensionable earning are not included in the calculation of defined benefit pension after that date.

(2) Prior to April 1, 2024: applies to non-unionized employees hired after 2005 or who have elected to convert from a defined benefit plan. Starting April 1, 2024: applies to all non-unionized employees.

Base Salary

The base salaries of the President and CEO and the other NEOs are paid in U.S. dollars to provide a more precise, meaningful and stable comparison with U.S. dollar-denominated salaries in equivalent positions within the comparator group. As part of the annual compensation review of the NEOs, base salaries were set with reference to the median of the comparator group. Salary increases reflect market competitiveness, leadership abilities, retention considerations and succession plans.

Annual Incentive Bonus Plan (AIBP)

The AIBP for executives is entirely based on Company performance against pre-set objectives for three corporate components: financial, strategic and safety. Performance factors and ranges for threshold, target and maximum incentive opportunities for the three corporate components of the AIBP (financial, strategic and safety) are determined by the HRC Committee at the beginning of the year. The corporate performance objectives are reviewed annually to select targets that align with our business plan with a focus on achieving year-over-year improvement. The same corporate components and objectives apply to each NEO.

The target awards and payout ranges reflect the level of responsibility associated with their role, aim to be aligned with the comparator group, and are established as a percentage of base salary.

The following illustrates the 2024 AIBP for the NEOs:

2024 AIBP for the NEOs


Corporate Financial Performance
Corporate Strategic Performance
Corporate Safety Performance
70%
20%
10%
Corporate Financial Performance
30% Revenues
40% Adjusted Operating Income
Corporate Strategic Performance
6.67% Locomotive Greenhouse Gas Emission Intensity
6.67% Employee Engagement
6.67% Customer Centricity
Corporate Safety Performance
5% Accident Rate
5% Injury Frequency Rate

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62 CN | Management Information Circular 2025

Under the terms of the AIBP, the performance factors for each individual corporate component can range from 0% to 200% depending on the results compared to the pre-established objectives, as illustrated in the table below.

AIBP COMPONENT	BELOW THRESHOLD	THRESHOLD	TARGET	MAXIMUM
Corporate Financial/ Strategic/Safety Component Achievement[1]	0%	50%	100%	200%

(1) Interpolation between points.

The 2024 AIBP was comprised of the following three components:

1. Corporate Financial Performance:

Seventy percent (70%) of the bonus for NEOs was linked to Company performance against two measures that directly contribute to the Company's long-term financial growth and profitability. The HRC Committee ensures that performance targets and conditions are directly aligned with the achievement of the Company's corporate objectives as set out in the Company's business plan, which is reviewed and approved by the Board. These corporate objectives are taken into account in establishing the Company's targets under the AIBP. In addition, when setting the AIBP targets for the upcoming year, the Company generally excludes items from the prior year that did not necessarily arise as part of the normal business of the Company, which can impact the comparability of the Company's year-over-year financial performance and the Company's current year targets in relation to the prior year's results.

In 2024, the Board assessed the Company's corporate financial performance against targets for revenues and adjusted operating income. These metrics were chosen for their ability to quantify the organization's growth and long-term profitability, both of which are key drivers of profitability and shareholder returns and are aligned with the Company's strategy. The 2024 targets were approved by the Board at the beginning of 2024 based on the Company's business and financial outlook at that time.

2. Corporate Strategic Performance:

The corporate strategic objectives account for 20% of the bonus of the NEOs and align with the Company's long-term strategic vision as well as its sustainability priorities.

The corporate strategic objectives included three quantitative strategic measures: environmental performance measured through locomotive greenhouse gas emission intensity, employee engagement and customer centricity, each weighing 6.67% of the overall bonus target. A review of the 2024 results for the three corporate strategic measures was conducted by Internal Audit.

- Environmental performance is measured through improvement of locomotive fuel efficiency (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), which is directly correlated to greenhouse gas emissions intensity and a key contributor towards the achievement of CN's 2030 science-based climate target.
- Employee engagement is measured through the annual engagement survey which is outsourced to a third-party company who manages the survey for governance and data integrity purposes. The employee engagement measure in 2024 was comprised of two equally weighted targets: (i) management workforce and subsidiaries and (ii) unionized workforce.
- Customer centricity was measured in 2024 through the Net Promoter Score, which is based on the average of two surveys sent to CN's customers during the year.

3. Corporate Safety Performance:

The corporate safety objectives account for 10% of the bonus of the NEOs. The Board assessed the Company's annual corporate safety performance against two safety performance measures with equal weighting: accident rate and injury frequency rate.

2024 Corporate Financial Performance Objectives and Results:

2024 presented significant challenges, some of which had an outsized impact on our results, including labour disruptions which led to an unprecedented referral to the Canadian Industrial Relations Board by the Canadian Government, and CN did not meet its pre-set financial performance objectives for both corporate financial components (revenues and adjusted operating income), resulting in a payout of 0.0% of target for the corporate financial component.

At the beginning of 2024, the performance targets were set assuming an exchange rate of US$1.00 = C$1.3497. During the year, the actual average exchange rate was at US$1.00 = C$1.3698. At the end of 2024, AIBP targets under the corporate financial component were adjusted, as per plan, to take into consideration the difference between actual and forecasted foreign exchange for both targets and, in the case of revenues, the target was also adjusted to take into consideration the difference between actual and forecasted diesel prices with respect to the Company's fuel surcharges. These adjustments are recurring on an annual basis and are made to ensure comparability to the Company's financial performance from operations. Adjustments to the targets could impact, either favourably or unfavourably, the performance factors.

The following table shows the 2024 performance targets set at the beginning of 2024, in addition to the 2024 adjusted performance targets, reflecting actual 2024 foreign exchange rates and diesel prices.

			CORPORATE OBJECTIVES AS OF JANUARY 1, 2024[1]						CORPORATE OBJECTIVES AS ADJUSTED[2][3]				
IN MILLIONS	WEIGHT	RESULTS 2023 (C$)	THRESHOLD (C$)	Δ VS 2023	TARGET (C$)	Δ VS 2023	MAXIMUM (C$)	Δ VS 2023	THRESHOLD (C$)	TARGET (C$)	MAXIMUM (C$)	RESULTS 2024[2] (C$)	PERFORMANCE FACTOR
Revenues	30% of 70%	16,828	17,505	+4.0%	18,346	+9.0%	18,851	+12.0%	17,229	18,057	18,554	17,046	0.0%
Adjusted Operating Income[4]	40% of 70%	6,597	6,749	+2.3%	7,277	+10.3%	7,607	+15.3%	6,817	7,350	7,683	6,325	0.0%
Overall Weighted Performance Factor													**0.0%**

(1) Corporate objectives assume an average exchange rate of US$1.00 = C$1.3497.

(2) Corporate objectives and results reflect an actual average exchange rate for 2024 of US$1.00 = C$1.3698.

(3) Revenue target also reflects actual 2024 diesel prices.

(4) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. For adjusted operating income, see the section entitled "Adjusted performance measures" in the MD&A, which section is incorporated by reference herein. The MD&A may be found online on SEDAR+ at **www.sedarplus.ca**, on the SEC's website at **www.sec.gov** through EDGAR, and on the Company's website at www.cn.ca in the "Investors" section.

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CN | Management Information Circular 2025 63

2024 Corporate Strategic Performance Objectives and Results:

For 2024, both the Locomotive Greenhouse Gas Emission Intensity and customer centricity measures resulted in the maximum payout opportunity, while the employee engagement measure exceeded target. After considering the results against established corporate strategic targets, the Board confirmed a payout of 175.0% of target for the corporate strategic component of the AIBP for NEOs.

	STRATEGIC OBJECTIVES AS OF JANUARY 1, 2024					
	WEIGHT	THRESHOLD	TARGET	MAXIMUM	RESULTS 2024[2]	PERFORMANCE FACTOR
Locomotive Greenhouse Gas Emission Intensity (Improvement)	33.33%	0.75%	1.75%	2.75%	5.88%	200.0%
Employee Engagement (Improvement)[1]						
Management & Subsidiaries	16.67%	0.0%	2.8%	5.6%	Between 2.8% and 5.6%	150.0%
Union	16.67%	0.0%	2.0%	5.9%	On target at 2.0%	100.0%
Customer Centricity	33.33%	–	–	–	–	200.0%
Overall Weighted Performance Factor						**175.0%**

(1) 2024 objectives for Employee Engagement metrics presented as year-over-year improvement compared to 2023 actual results.
(2) Strategic measures are unaudited and based on estimated data available as at December 31, 2024 and are subject to change as more complete information becomes available. A review of the 2024 results of the three corporate strategic measures was conducted by Internal Audit.

The Company is not providing the quantified targets and results of the Employee Engagement measure (other than percentage improvement targets) and the Customer Centricity measure, as the targets and results for these measures contain confidential and commercially sensitive information. The Customer Centricity measure is highly sensitive in nature as it relates to the Company's relationship with its customers. As such, detailed disclosure of this metric would seriously prejudice the Company in the competitive market in which it operates, as it contains information that could be valuable to its competitors. Similarly, the Employee Engagement measure is derived from confidential information and the disclosure of the quantified target and result thereof would be detrimental to the Company's business and employee relations. The targets related to these two performance measures are intended to be challenging, neither impossible nor easy to achieve, in line with CN's disciplined approach to compensation. The percentage of total bonus target attributable to the Employee Engagement measure and the Customer Centricity measure for 2024 is 13.33%, while the percentage of total compensation related to the Employee Engagement measure and the Customer Centricity measure of the corporate strategic component of the AIBP for 2024 is 2.6% for Ms. Robinson, 3.2% for Mr. Houle, 3.7% for Messrs. Lalonde, Malenfant and Taylor and 3.5% for Mr. Whitehead.

2024 Corporate Safety Performance Objectives and Results:

In 2024, CN achieved the second lowest accident and injury frequency rates in the Company's history. The accident rate resulted in the maximum bonus payout opportunity, while the injury frequency rate did not achieve the required threshold. The Board confirmed a payout of 100% of target for the corporate safety component of the AIBP.

	SAFETY OBJECTIVES AS OF JANUARY 1, 2024					
	WEIGHT	THRESHOLD	TARGET	MAXIMUM	RESULTS 2024[2]	PERFORMANCE FACTOR
Accident Rate[1] (per million train miles)	50%	1.76	1.71	1.66	1.66	200.0%
Injury Frequency Rate[1] (per 200,000 person hours)	50%	0.96	0.94	0.91	1.06	0.0%
Overall Weighted Performance Factor						**100.0%**

(1) Based on Federal Railroad Administration (FRA) reporting criteria.
(2) Results for the year ended December 31, 2024. Safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. A review of the 2024 results of the two safety measures was conducted by Internal Audit.

CN has an uncompromising commitment to the health and safety of its employees, the customers it serves, and the communities and environments in which the Company operates. CN embraces a values-based culture. Our culture and commitment to safety is underpinned by our programs, practices, and efforts to continuously improve training, leadership, and technology. CN remains committed to improving its accident and injury frequency rates (aligned to FRA reporting criteria). CN continues to train its people, build its infrastructure, and renew its technology towards its goal of being the safest railroad in North America. New technologies such as autonomous track inspection cars and automated train inspection portals are increasing inspection frequency and quality and are playing an essential role in improving safety. In early 2024, CN initiated a *Safety Culture Assessment* to evaluate and enhance safety practices across key operational areas. CN continues to enhance its strong safety culture with its successful *Looking Out for Each Other* peer-to-peer engagement program focusing on raising awareness among all employees of the top causes of incidents and injuries, identifying and reviewing safe work procedures, training employees to be aware of their surroundings and recognize potential at-risk work practices and providing constructive feedback to peers, as well as ensuring strict adherence to *Life Critical Rules*, which address the day-to-day activities that have the potential to cause serious harm or loss of life. Additionally, CN continues to leverage technology to drive improved safety performance. While we achieved in 2024 the second lowest accident and injury frequency rates in the Company's history, we were deeply saddened by the loss of one of our colleagues in a motor vehicle accident while he was returning to his CN home terminal in a crew transportation vehicle. Safety remains a core value and our highest priority and this tragic event strengthen our determination to ensure the safety of our people.

Summary

The following formula illustrates how NEOs' annual base salary (as at December 31, 2024), target payout (expressed as a percentage of base salary), corporate financial, corporate strategic, and corporate safety performance factors interact in the determination of the actual annual bonus payout:

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64 CN | Management Information Circular 2025

Annual Bonus Payout Formula[1]

Corporate Financial Performance

ANNUAL BASE SALARY × TARGET PAYOUT × **70%** × CORPORATE FINANCIAL PERFORMANCE FACTOR

\+

Corporate Strategic Performance

ANNUAL BASE SALARY × TARGET PAYOUT × **20%** × CORPORATE STRATEGIC PERFORMANCE FACTOR

\+

Corporate Safety Performance

ANNUAL BASE SALARY × TARGET PAYOUT × **10%** × CORPORATE SAFETY PERFORMANCE FACTOR

(1) Annual bonus is prorated to account for time in grade and active service during the year.

Under the Company's AIBP for 2024, minimum, target and maximum payouts, expressed as a percentage (%) of base salary, were as follows for the NEOs (President and CEO and Executive Vice-Presidents):

POSITION	MINIMUM	TARGET[1]	MAXIMUM[1]
President and CEO	0%	150%	300%
Executive Vice-Presidents	0%	80%	160%

(1) As a percentage of base salary as at December 31, 2024.

The average bonus payout for the NEOs (consisting of the corporate financial performance factor, the corporate strategic performance factor, and the corporate safety performance factor) was 45.0% of target bonus in 2024. Even though individual performance is not a factor in the determination of their AIBP payout, the NEOs' performance continues to be monitored throughout the year and is one of the factors considered for the annual salary review and LTI award sizing. The actual payouts are shown below and are reported in the "Summary Compensation Table in Canadian Dollars" on page 75, under the column "Non-equity incentive plan compensation–Annual incentive plans".

2024 Annual Bonus Payout

NAMED EXECUTIVE OFFICER	ANNUAL BASE SALARY (US$)[1]	BONUS TARGET	CORPORATE FINANCIAL		CORPORATE STRATEGIC		CORPORATE SAFETY		OVERALL PAYOUT	BONUS PAYOUT US$	BONUS PAYOUT C$[3]
			WEIGHT	PAYOUT	WEIGHT	PAYOUT	WEIGHT	PAYOUT			
Tracy Robinson	1,100,000	150.0%	70%	0%	20%	175.0%	10%	100.0%	45.0%	742,500	1,068,012
Ghislain Houle	689,000	80.0%	70%	0%	20%	175.0%	10%	100.0%	45.0%	248,040	356,781
Rémi Lalonde[2]	635,000	78.5%	70%	0%	20%	175.0%	10%	100.0%	45.0%	224,237[2]	322,543[2]
Dominique Malenfant	632,400	80.0%	70%	0%	20%	175.0%	10%	100.0%	45.0%	227,664	327,472
Derek Taylor	574,000	80.0%	70%	0%	20%	175.0%	10%	100.0%	45.0%	206,640	297,231
Patrick Whitehead	574,000	80.0%	70%	0%	20%	175.0%	10%	100.0%	45.0%	206,640	297,231

(1) Annual base salary as at December 31, 2024.

(2) Bonus target for Mr. Lalonde was prorated for his hire date and was equivalent to 80% of base salary from January 8, 2024 to December 31, 2024.

(3) Bonus payouts in US$ were converted to Canadian dollars based on the December 31, 2024, exchange rate of US$1 = C$1.4384.

2024 Long-Term Incentives (LTI)

The Board considers several factors when assessing the Company's LTI strategy, including the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of different LTI vehicles. Since 2005, the Board has elected to grant a combination of stock options and PSUs to NEOs to align with mid- and long-term business performance and shareholder value creation. In 2024, the LTI mix was adjusted to increase the weight of performance-based awards and to decrease the weight of stock options to place more weight on performance-based awards. Effective for LTI awards made in 2024, the weighting of PSUs was increased from 55% to 70% and the weighting of stock options was reduced from 45% to 30%[1].


30% Stock Options
70% PSUs
40%
ROIC
30%
Relative TSR
Performance
S&P North America
LargeMidCap
Transportation Index

PSUs are subject to the achievement of performance criteria that are determined by the HRC Committee at the beginning of the vesting period and the performance vesting factor can range from 0% to 200%.

Stock options align the executives' compensation with shareholder value growth, allowing them to benefit from future share appreciation and to acquire financial interest in the Company over time. It further aligns their compensation to CN's long-term success.

The annual grant of PSUs and stock options to NEOs is reviewed and approved at the meetings of the HRC Committee and the Board, which occur each year in January. To determine each NEO's LTI award, the HRC Committee takes into consideration, among other factors, individual performance, retention risk and succession plans, as well as the Company's compensation policy and the value of LTIs granted by the applicable comparator group (refer to section "Benchmarking Using Comparator Group" on page 60). The fair value of LTI grants for NEOs is determined with reference to the 50th percentile of the comparator group. The HRC Committee does not consider previous executive grants when setting the individual awards, as the LTI plans are inherently performance-based. The Board may also, at its discretion, approve additional grants of PSUs and stock options to NEOs during the year.

The exercise price of the stock options granted is equal to the closing price of the Company's common shares on the TSX or the NYSE on the grant date.

(1) The weighting of the 2024 long-term incentive grant value for the President and CEO was different (82% PSUs and 18% stock options) to reflect stock option distribution requirements which limited the number of stock options, as per the MLTIP that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. The limitation was removed for LTI awards starting in 2025 following approval by shareholders at the April 26, 2024 annual shareholder meeting.

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CN | Management Information Circular 2025 65

66 CN | Management Information Circular 2025 A minimum active service condition exists for stock options and PSUs to support the retention of key talent approaching retirement. NEOs must remain in active service until December 31 of the year of the grant for stock options and until March 31 of the year following the year of grant for PSUs. Should an NEO retire prior to the end of the minimum service condition in the award agreement, PSUs and stock options awarded pursuant to that agreement would be forfeited. Valuation Methodology Change: 2024 Award When considering the 2024 compensation plan changes, the HRC Committee reviewed the methodology used for disclosing share-based and options-based awards. The HRC Committee determined that starting in 2024, the Company would transition to using the face value of the share-based awards and the accounting value of the options-based awards when disclosing the value of share-based awards, options-based awards and total compensation, to align with prevailing market practice. The face value represents the number of share-based units awarded multiplied by the share price at time of grant and the number of stock options awarded multiplied by the accounting valuation factor (Black-Scholes model). In prior years, the WTW expected life binomial methodology was used for valuing share-based and options-based awards. The WTW expected life binomial methodology adjusts the award value and share price in light of the attributes of the share-based and options-based award instruments, for instance the minimum share price condition on share-based awards. In 2024, the HRC Committee considered both the WTW expected life binomial and the face value methodologies of the share-based and options-based awards for benchmarking purposes when awarding LTIs in 2024. Both methodologies were applied consistently to the comparator group, ensuring comparable compensation information in determining the appropriate value of the awards to grant to NEOs. Furthermore, the same pay positioning relative to the respective comparator group was targeted under both methodologies. Relative Pay Positioning when Setting 2024 President and Chief Executive Officer Compensation (Total Direct Compensation) The illustrations below present the 2024 target Total Direct Compensation awarded to the President and CEO set in reference to the 50th percentile of the comparator group. Similar pay positioning relative to the respective comparator group was targeted under both methodologies when the HRC Committee determined the 2024 target Total Direct Compensation of the President and CEO. Expected Life Binominal Valuation Model Face Value/Black-Scholes Model P25 P25 P50 P50 P75 P75 CN CN Performance Share Units: 2024 Award The objective of the PSUs is to enhance the Company’s ability to attract and retain talented executives and to provide alignment of interests between such executives and the shareholders of the Company. PSUs vest after three years and the grant date fair value of the PSUs awarded to each NEO in 2024 is included in the “Summary Compensation Table in Canadian Dollars” on page 75, under the Share-Based Awards column. The vesting of PSUs is subject to the achievement of performance measures defined at the beginning of the cycle and the performance vesting factor can range from 0% to 200%. At the end of the performance cycle, the number of PSUs will be adjusted based on the achievement of the performance conditions detailed below. Quarterly dividend equivalents were introduced in 2024 during the three-year vesting period for PSUs and are reinvested into additional PSUs to strengthen the shareholder-like mindset. PSUs will be settled in CN common shares purchased on the open market. PSUs awarded in 2024 are subject to the following two performance measures: 1. ROIC PSUs Effective for LTI awards made in 2024, the weighting of the ROIC PSUs is increased from 33% to 40% of the LTI award value and the minimum share price condition on ROIC PSUs has been removed. ROIC PSUs are subject to the achievement of a target related to the Company’s average three-year PSU-ROIC over the plan period. The PSU-ROIC for each of the applicable plan years is generally calculated as net income before interest expense, divided by the total of the Company’s average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the HRC Committee. ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. PSU-ROIC performance objectives are based on CN’s business plan. CN has elected not to disclose the 2024 PSU ROIC targets given these are forward-looking targets that are commercially sensitive. 2024 ROIC PSU targets and CN’s performance against the targets will be disclosed at the end of the vesting period. 2. Relative TSR PSUs Effective for LTI awards made in 2024 and after, the weighting of the relative TSR PSUs is increased from 22% to 30% of the LTI award value to strengthen alignment between executive pay and relative shareholder return. The previous two TSR comparator groups (Class I Railroads and S&P/TSX 60 companies) were replaced in 2024 with one comparator, the S&P North America LargeMidCap Transportation Index, providing a more industry-relevant comparison. This group is comprised of Canadian and U.S. companies, including the Class I Railroads. Relative TSR performance measures CN’s share price appreciation, inclusive of dividends, over the three-year plan period against the companies within the comparator group. Relative TSR PSUs awarded in 2024 to NEOs vest based on the Company’s TSR percentile ranking relative to the S&P North America LargeMidCap Transportation Index companies over the plan period as set forth in the following table: CNR PAYOUT (1) 75th Percentile and above 200% 50th Percentile 100% 25th Percentile 50% Less than the 25th Percentile 0% (1) Relative TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2022 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2024 (including dividend reinvestment). The same calculation is used for each company in the comparator group. The grant date fair value of the PSUs awarded to each NEO in 2024 is included in the “Summary Compensation Table in Canadian Dollars” on page 75, under the “Share-Based Awards” column. Performance Share Units: 2022 Award Payout The HRC Committee reviewed the vesting of the NEOs’ 2022 PSU award against the performance targets for each measure: ROIC PSUs and Relative TSR PSUs. ROIC PSUs: The Company achieved a three-year average PSU-ROIC to December 31, 2024, of 14.7%. In accordance with the plan rules, the minimum average closing share price condition was not achieved over the period, resulting in a payout of 0.0% for the ROIC PSUs awarded in 2022. Relative TSR PSUs: The Company delivered a TSR of -1.7% over the period from January 1, 2022 to December 31, 2024, resulting in an overall payout of 50.0%, reflecting the weighted-average performance vesting factor of both measures (100.0% vesting factor relative to the Class I railroads and 0.0% performance vesting factor relative to the S&P/TSX 60). PSUs were settled on February 24, 2025 in CN common shares purchased on the open market to encourage share ownership among NEOs, subject to compliance with the other conditions of the award agreements. Compensation Discussion and Analysis

Performance Objectives and Results – Performance Share Units-2022 Award

ROIC PSUs – 60% of the PSU grant value:

	OBJECTIVE	PERFORMANCE VESTING FACTOR[1]	RESULTS	OVERAL RESULTS
PERFORMANCE OBJECTIVE: Average PSU-ROIC for the three-year period ended on December 31, 2024	17.5% and above	200%	14.7% translating into a performance vesting factor of 55.0%	Payout factor of 0.0% as the minimum share price condition was not achieved
	16.0%	100%		
	14.5%	50%		
	Below 14.5%	0%		
PAYOUT CONDITION: Minimum average closing share price[2] for the last three months of 2024	C$160.76 on the TSX or US$125.32 on the NYSE		C$152.97 US$109.39 minimum share price condition was not achieved	

(1) Interpolation applies between objectives.

(2) Minimum share price condition for the 2022 award established as the average closing share price for 20-day period ending on December 31, 2021.

Relative TSR PSUs – 40% of the PSU grant value:

TSR relative to S&P/TSX 60 (20% of the PSU grant value)

CNR	PAYOUT[1]	RESULTS
75th Percentile and above	200%	–1.7%[2] TSR resulting in the 24.1th percentile and translating into a payout factor of 0.0%
50th Percentile	100%	
25th Percentile	50%	
Less than the 25th Percentile	0%	

(1) Interpolation applies between objectives.

(2) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2022 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2024 (including dividend reinvestment). The same calculation is used for each company part of the comparator groups.

TSR relative to selected Class I Railways (20% of the PSU grant value)

CNR	PAYOUT	RESULTS
1st	200%	–1.7%[1] TSR resulting in the 3rd place ranking and translating into a payout factor of 100.0%
2nd	150%	
3rd	100%	
4th	50%	
5th	0%	

(1) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2022 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2024 (including dividend reinvestment). The same calculation is used for each company in the comparator groups.

The value vested during the year for each NEO is included in the table "Incentive Plan Awards – Value Vested or Earned During the Year", and under the "Share-Based Awards – Value Vested During the Year" column on page 82.

Stock Options

Stock options were granted in 2024 to NEOs pursuant to the MLTIP (refer to page 83 for details of the MLTIP). Effective for LTI awards made in 2024, the vesting period of the stock options was reduced from five to four years and vest at a rate of 25% at each anniversary date, to better align with prevailing market practice. The stock options granted in 2024 have a 10-year term. Grants were made in the currency of the recipient's salary.

Stock options are granted with the objective of rewarding NEOs for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value. Gains are realized once the stock options are exercised. The gain will be equivalent to the difference between the share price on the date of exercise and the grant date share price, multiplied by the number of stock options exercised.

The grant date fair value of the stock options awarded to NEOs in 2024 is included in the "Summary Compensation Table in Canadian Dollars" on page 75, under the "Option-Based Awards" column.

Other Key Compensation Programs of the Company

Executive Perquisites

NEOs and other executives are eligible to receive perquisites and personal benefits in accordance with the Company's policy and in line with general market practice. These typically include the use of a Company-leased vehicle, parking, financial counselling and tax services, flexible allowance spending account to emphasize health and wellness, certain healthcare benefits and life insurance, personal use of the corporate aircraft and home security for the President and CEO, and an annual executive physical exam. The type and value of the perquisites are generally determined by the grade of the employee's position.

Employee Share Investment Plan

The Employee Share Investment Plan (**ESIP**), available to all Company employees, provides the opportunity to participate in CN's ownership through the purchase of CN common shares on the open market via payroll deductions. Employees may contribute between 1% and 10% of their gross base salary to the ESIP every pay period. The Company provides a 35% match on the first 6% of employee contributions. Company contributions to the ESIP are subject to a one-year vesting period and are forfeited should certain participant contributions be sold or disposed of prior to vesting. Over 80% of CN's employees are shareholders of the Company through participation in the ESIP, and in 2024, all NEOs participated in the ESIP.

The value of the Company match received by NEOs in 2024 under the ESIP is indicated in the Details of "All Other Compensation Amounts" table on page 79.

Stock Ownership

The HRC Committee strongly supports stock ownership by executives to strengthen the alignment of their interests with those of long-term shareholders. Stock ownership guidelines require a minimum level of stock ownership, set as a multiple of base salary, to be achieved within a five-year period to align the interests of executives with those of shareholders. As at December 31, 2024, 30 executives were subject to share ownership guidelines. Once executives have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the HRC Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units under the Company's Voluntary Incentive Deferral Plan (**VIDP**). Stock options (vested or unvested) and unvested PSU grants are not considered towards the minimum level of stock ownership.

The Company believes its senior leaders have a very significant impact on CN's financial and operational results as well as its long-term growth.

The stock ownership requirement for Executive Vice-Presidents was reduced effective January 1, 2024, from five times base salary to four times base salary, to better align with prevailing market practice, including the revised comparator group. The stock ownership requirement for the President and CEO is maintained at eight times base salary. Effective in 2024, a mandatory 50% hold of vested shares (vested PSUs, vested ESIP, shares acquired from stock option exercises) was introduced until compliance with the stock ownership requirement is achieved.

	2024 GUIDELINES
President and CEO	8 times base salary
Executive Vice-Presidents	4 times base salary

2 Compensation Discussion and Analysis

CN | Management Information Circular 2025 67

As at December 31, 2024, Messrs. Houle and Malenfant achieved their share ownership requirements, while Ms. Robinson and Messrs. Lalonde, Taylor and Whitehead had not yet achieved their share ownership requirements, and have a five-year period from their date of hire or appointment to achieve their respective share ownership requirement level.

The President and CEO is also required to maintain the stock ownership guideline level until one year after cessation of employment. Ms. Robinson participates in the ESIP since joining the Company and contributes a fixed percentage of her base salary to purchase common shares of the Company. Ms. Robinson has also elected to defer her entire bonuses under the AIBP for the years 2022, 2023 and 2024 into the VIDP plan to accelerate the achievement of her stock ownership requirement. PSUs are equity-settled which further encourages share ownership.

Stock Ownership Status as at December 31, 2024

NAMED EXECUTIVE OFFICER	NUMBER OF SHARES HELD[1]	VALUE OF HOLDINGS[2] (C$)	VALUE REQUIRED TO MEET GUIDELINES[3] (C$)	HOLDINGS AS A MULTIPLE OF BASE SALARY
Tracy Robinson[4]	30,331	4,427,383	12,054,240	2.9×
Ghislain Houle	197,916	28,889,762	3,775,169	30.6×
Rémi Lalonde[4]	590	86,057	3,479,292	0.1×
Dominique Malenfant[4]	33,782	4,931,200	3,465,046	5.7×
Derek Taylor[5]	16,103	2,350,581	3,145,061	3×
Patrick Whitehead[4][5]	1,686	246,059	3,145,061	0.3×

(1) Common shares and/or vested deferred share units as at December 31, 2024.

(2) Value is based on the closing share price of the common shares on December 31, 2024, on the TSX (C$145.97).

(3) US$ salaries as at December 31, 2024, were converted to Canadian dollars using the average rate during the year (US$1.00 = C$1.3698).

(4) Ms. Robinson, Mr. Lalonde, Mr. Malenfant and Mr. Whitehead joined the Company in February 2022, January 2024, September 2020 and April 2021, respectively.

(5) Mr. Taylor and Mr. Whitehead were appointed to their current role in November 2023.

NAMED EXECUTIVE OFFICER	ESIP[1]	VESTED PSU[2]	VESTED DSU	CN SHARES HELD OUTSIDE OF CN PLANS	NUMBER OF SHARES HELD
Tracy Robinson	1,905	–	21,826	6,600	30,331
Ghislain Houle	1,785	22,255	44,771	129,105	197,916
Rémi Lalonde	406	–	–	184	590
Dominique Malenfant	1,857	16,071	15,783	71	33,782
Derek Taylor	1,405	2,291	8,336	4,070	16,103
Patrick Whitehead	635	1,051	–	–	1,686

(1) CN shares acquired under the Employee Share Investment Plan through the purchase of CN common shares on the open market via payroll deductions. In 2024, all NEOs participated in the ESIP.

(2) Vested PSUs do not include the 2022 PSU award granted under the Share Units Plan for the purpose of stock ownership requirements at December 31, 2024 since they were not yet settled on that date.

Anti-Hedging Policy

Under the Company's Insider Trading and Reporting Policy, no directors, officers or employees can engage in hedging activity or in any form of transactions in publicly-traded options on CN securities. This relates to all forms of derivatives, including "puts" and "calls".

Change of Control Provisions

The MLTIP and the Share Units Plan include "double trigger provisions". Pursuant to such provisions, the vesting of non-performance stock options or PSUs held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A "Change of Control" means any of the following events:

a) In the event the ownership restrictions in the CN *Commercialization Act* are repealed, a formal bid for a majority of the Company's outstanding common shares;

b) Approval by the Company's shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or

c) Approval by the Company's shareholders of a plan of liquidation or dissolution of the Company.

The provisions state that acceleration of vesting would not occur if a proper substitute to the original stock options or PSUs is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute stock options or PSUs that are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute stock options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and PSUs shall be remitted within 30 days. Discretion is left to the Board to consider special circumstances. The definition of a resignation for good reason is included in the "Termination and Change of Control Benefits" table on page 88.

Non-Compete/Non-Solicitation/ Non-Disclosure Provisions

The railroad industry operates in a highly competitive market. In recent years, the Company has continued its efforts to protect its interests and its confidential information. Accordingly, the Company's LTI award agreements for all executives, as well as its non-registered retirement plans, contain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants. Payouts under the LTI plans or the non-registered retirement plans are conditional upon current or former executives continuing to comply with these restrictive commitments for defined periods following their termination of employment or retirement from the Company. In 2010, the Board approved the inclusion of non-compete and non-solicitation provisions in certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and were further updated in 2023.

Non-compete and non-solicitation provisions will be applied if a recipient fails to comply with certain commitments for a period of one year and two years, respectively, following termination of employment. Those commitments prohibit, as detailed in such provisions:

a) The use of confidential CN information for any purpose other than performing duties with CN;

b) Engaging in any business that competes with CN;

c) Soliciting or accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN;

d) Taking advantage or profiting from any business opportunity of which they became aware in the course of employment with CN; and

e) Taking any action that will cause relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others to be impaired or might otherwise be detrimental to the business interests or reputation of CN.

CN
Compensation Discussion and Analysis

68 CN | Management Information Circular 2025

CN | Management Information Circular 2025 69 Executive Compensation Clawback CN’s clawback policy applies to all of CN’s executive management. Under this policy, the Board may, at its sole discretion, to the full extent permitted by governing laws and to the extent it determines it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and LTI compensation received by an executive. The Board may seek reimbursement of full or partial compensation from an executive or former executive in situations where the: a) Amount of incentive compensation received by the executive or former executive was calculated based on, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements; b) Executive engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and c) Incentive compensation payment received would have been lower had the financial results been properly reported. In addition, with respect to bonus or LTI awarded after March 7, 2017, in the event that any member of executive management is found to have engaged in gross negligence, intentional misconduct, fraud, theft or embezzlement, whether or not there is a financial restatement, the Board may at its discretion, to the full extent permitted by governing laws and to the extent it determines it is in CN’s best interest to do so, require the reimbursement of some or all of the after-tax amount of any incentive compensation already paid in the previous 24 months or forfeit their vested or unvested incentive awards in accordance with plan terms. In 2023, the HRC Committee and the Board also approved the Financial Statement Compensation Recoupment Policy, effective as of October 2, 2023, which requires the recovery of incentive-based compensation that, as a result of a financial restatement, is discovered to have been erroneously awarded to current or former executive officers as well as the Vice-President and Corporate Comptroller, in response to new listing standards rules adopted by the NYSE. Under such policy, the Board may not exercise discretion in the event of a financial restatement that triggers the requirement to claw back compensation. Risk Mitigation in our 2024 Compensation Program The Company has a formalized compensation policy to guide compensation program design and decisions. Many of the characteristics inherent to the Company’s executive compensation program encourage appropriate behaviours, thus mitigating risks and aligning long-term results with shareholder interests. The following are examples of such characteristics: • Appropriate balance between fixed and variable pay, as well as short- and long-term incentives; • Multiple performance measures to be met or exceeded in the AIBP; • Inclusion of a strategic component in the AIBP, composed of environmental, employee- and customer-based metrics; • Inclusion of a safety component in the AIBP; • Capped incentive payout opportunities with no minimum guaranteed payout; • The higher weighting on Relative TSR in the PSUs since 2020 and increased again in 2024 strengthens alignment between executive pay and shareholder return; • Executives cannot engage in hedging activity or in any form of transactions in publicly-traded options on CN securities; • Executive compensation clawback policy is in place and was amended in 2017 to allow the clawback of bonus or incentive-based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement. In addition and as required under the NYSE corporate governance rules, the HRC Committee and the Board also approved a Financial Statement Compensation Recoupment Policy effective as of October 2, 2023 which requires the clawback of incentive-based compensation that, as a result of a financial restatement, is discovered to have been erroneously awarded to current or former executive officers as well as the Vice-President and Corporate Comptroller, the whole as required by US legislation; • Stock ownership guidelines apply to executives, including post-employment constraints for the President and CEO; and • The HRC Committee retains the services of an independent executive compensation consultant. A complete list and description of these risk-mitigating features is available on page 70. In December 2024, following an annual review of the Company’s compensation policy, programs and practices, WTW concluded again this year that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The HRC Committee supports the conclusions of the risk assessment report from WTW and, in its own assessment, determined that proper risk mitigation features are in place within the Company’s compensation program. 2025 Executive Compensation Framework The HRC Committee approved the following changes to its short-term incentive plan effective January 1, 2025. The changes discussed below aim to ensure competitiveness for talent attraction, motivation and retention, while aligning with shareholder’s interests, evolving market practices and reinforcing the link between CN’s long-term strategic vision and compensation. Additional details on the updated framework will be provided in the normal course in the 2026 Management Information Circular. Annual Incentive Bonus Plan: • The bonus target as a percentage of base salary for Executive Vice-Presidents is increased from 80% to 100% effective January 1, 2025 to better align with the comparator group. • The customer measure of the corporate strategic component, previously measured through Net Promoter Score, is now measured by the customer sentiment index, which consists, in 2025, of two CN-specific survey questions asked to customers, with the intention to integrate operational measures in following years. Long-Term Incentives: • In October 2023, the Board approved a resolution amending the MLTIP to remove the limitation providing that the number of common shares underlying awards granted under the MLTIP during any calendar year to any one participant is capped at 20% of the total number of common shares underlying awards granted during that calendar year, subject to shareholder approval at the annual shareholder meeting on April 26, 2024. On April 26, 2024, shareholders voted FOR the adoption of the MLTIP amendment resolution and as such, the LTI weighting of the President and CEO in 2025 is the same as other NEOs given the 20% cap on stock options no longer applies. Compensation Discussion and Analysis

70 CN | Management Information Circular 2025 Risk Mitigation in Our Compensation Program One of the Company’s fundamental goals is to create sustained shareholder value. To support this objective, the HRC Committee focuses on developing and recommending an executive compensation policy and program that aligns with the Company’s business strategy, emphasizes “pay-for-performance”, and encourages appropriate behaviours. Hence, many characteristics of the Company’s executive compensation program serve to mitigate risk and emphasize the importance of longer-term value creation. Therefore, the HRC Committee ensures the following: Structured Process • An annual review of the performance measures under the Company’s AIBP and Share Units Plan takes place to ensure their continued relevance. • A formal assessment of performance is completed each year, and then uses discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other extenuating circumstances. • Stress-testing exercises are performed annually for proposed LTI grants and results are presented to the HRC Committee for its consideration prior to the HRC Committee and the Board approving such grants. Balanced Program • The compensation program appropriately balances fixed and variable pay, as well as short- and long-term incentives (in aggregate, approximately 82.4% of NEOs’ target total direct compensation is directly linked to the Company’s performance). • The corporate financial component of the AIBP includes performance measures that are appropriately balanced, thus diversifying the risk associated with the use of any single performance measure (refer to section “Annual Incentive Bonus Plan” on page 62 for more information). • The corporate strategic and corporate safety components of the AIBP include three strategic measures and two standard safety measures, respectively, which further increases diversification of the plan, thus mitigating potential risk associated with the plan. • The LTI awards, which constitute a significant portion of NEO compensation, motivate executives to create longer-term value. • There are multi-year, overlapping performance periods for the PSUs and stock options, which encourages consistent, long-term behaviour and mitigates risk. • The performance measures used within the Share Units Plan reflect an appropriate balance between financial and share price conditions. • The increased preponderance of Relative TSR performance supports alignment between executive pay and shareholders’ return. Fixed Limits on Variable Compensation • The AIBP and the Share Units Plan are designed to include the possibility of a zero payout, as well as a pre-defined maximum. • Executives accrue benefits in a Defined Contribution Plan, which limits CN’s exposure to pension plan insolvency risk. Protection Mechanisms • The Company’s executive compensation clawback policies allow the Board, in certain situations, to request the full or partial reimbursement of annual and LTI awards received by executives (refer to section “Executive Compensation Clawback” on page 69 for more information). • The LTI plans include “double-trigger provisions”, such that the vesting of LTI awards would generally not accelerate upon a Change of Control. • Under the Company’s Insider Trading and Reporting Policy, directors, executives and employees are prohibited from engaging in hedging activities against CN securities. • To further align their interests with those of shareholders, executives are required to meet specific stock ownership guidelines. In addition, the President and CEO must maintain their stock ownership level for one year after cessation of employment (refer to section “Stock Ownership” on page 67 for more information). • For executive management, the payout of LTI awards and the payment of supplemental retirement benefits under the Company’s non-registered pension plans are conditional on compliance with the conditions of their benefit plans, award or employment agreements, including, but not limited to, non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants (refer to section “Non-Compete/ Non-Solicitation Provisions” on page 68 for more information). Independent Advice • Management retains the services of an external executive compensation consultant to assist in compensation-related matters for its executives. The HRC Committee retains the services of an independent executive compensation consultant, Hugessen Consulting, to provide advice on compensation recommendations that are presented for HRC Committee approval. In 2024, WTW was mandated by management to review the Company’s compensation policy, programs and practices and assessed any potential risk implications and concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The HRC Committee played an active role in reviewing the risk assessment report and in discussing the findings provided by WTW. The HRC Committee supports the conclusion from the WTW risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation programs. Throughout the year, the HRC Committee plays an important oversight role related to the identification and management of risks associated with CN’s compensation programs and practices. For example, in camera sessions, restricted to independent members of the HRC Committee, are held at the start or end of each regularly scheduled HRC Committee meeting to allow for discussion regarding any compensation or risk-related issue. The HRC Committee also believes in the benefits of a certain level of overlapping membership between the AFR Committee and the HRC Committee, particularly with regard to risk monitoring. As such, Shauneen Bruder and Robert Knight, members of the HRC Committee, are also members of the AFR Committee. This overlap effectively provides a link between committees’ risk oversight responsibilities. Compensation Discussion and Analysis

Compensation of the NEOs

Tracy Robinson

President and Chief Executive Officer

Tracy Robinson was appointed as CN's President and Chief Executive Officer effective February 28, 2022. Ms. Robinson was previously Executive Vice-President of TC Energy Corporation, President of Canadian Natural Gas Pipelines and President Coastal GasLink. Ms. Robinson also has extensive railway experience, as she spent 27 years at Canadian Pacific Railway (now Canadian Pacific Kansas City Limited), where she held executive roles spanning operations, finance and commercial. Ms. Robinson is a well-respected and seasoned executive who brings more than 35 years of operational management, strategy development, and project execution experience. As President and CEO of CN, Ms. Robinson is responsible for providing leadership and vision for CN, driving growth and profitability, as well as advancing strategic and operational goals to build long-term shareholder value. Ms. Robinson holds an MBA from the University of Pennsylvania's Wharton School of Business and a Bachelor of Commerce from the University of Saskatchewan.

Compensation

The annual compensation of the President and CEO considers factors such as competitive positioning against market, economic outlook and leadership abilities, and is recommended by the HRC Committee and approved by the independent members of the Board. The President and CEO serves at the discretion of the Board.

In 2024, Ms. Robinson's base salary was increased to US$1,100,000 (C$1,506,780). Under the AIBP, Ms. Robinson's target bonus for 2024 was 150% of her base salary. PSUs and stock options are granted to the President and CEO pursuant to the Share Units Plan and the MLTIP. Grants to the President and CEO are made on the same basis and conditions as those of the other NEOs of the Company, subject to the limitation under the MLTIP[1]. In 2024, Ms. Robinson received 74,369 PSUs and 73,900 stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively.

2024 Target Total Direct Compensation Summary

	2024 TOTAL DIRECT COMPENSATION (AT TARGET)	
	US$	AS A% OF TOTAL DIRECT COMPENSATION
Salary	1,100,000	7.9%
AT-RISK COMPENSATION		
Annual Incentive Bonus (target)	1,650,000	11.8%
Performance Share Units	9,196,048	65.9%
Stock Options	2,005,685	14.4%
Total Direct Compensation (target)	**13,951,733**	

2024 Target Pay Mix



80.3%
LTI (Fair Value)
11.8%
Target Bonus
7.9%
Base Salary
92.1%
Pay-at-Risk

Ghislain Houle

Executive Vice-President and Chief Financial Officer

Mr. Houle was appointed Executive Vice-President and Chief Financial Officer on July 1, 2016. His responsibilities at CN include financial management, financial planning, procurement and supply management, sustainability and facilities management. Mr. Houle joined the Company in 1997 as Chief Internal Audit and occupied various executive roles, including Vice-President and Corporate Comptroller and Vice-President Financial Planning before being appointed to his current position. Prior to joining CN, Mr. Houle held positions in tax and audit at a major accounting firm. Mr. Houle is a CPA and holds a Bachelor of Commerce degree from Laval University and an MBA from McGill University.

In 2024, Mr. Houle's base salary was increased to US$689,000 (C$943,792). As in 2023, Mr. Houle's target bonus for 2024 was 80% of base salary under the AIBP. In addition, Mr. Houle received 15,368 PSUs and 31,380 stock options in 2024, in accordance with the terms of the Share Units Plan and the MLTIP, respectively.

2024 Target Total Direct Compensation Summary

	2024 TOTAL DIRECT COMPENSATION (AT TARGET)	
	US$	AS A% OF TOTAL DIRECT COMPENSATION
Salary	689,000	17.3%
AT-RISK COMPENSATION		
Annual Incentive Bonus (target)	551,200	13.8%
Performance Share Units	1,900,320	47.6%
Stock Options	851,670	21.3%
Total direct compensation (target)	**3,992,190**	

2024 Target Pay Mix



68.9%
LTI (Fair Value)
13.8%
Target Bonus
17.3%
Base Salary
82.7%
Pay-at-Risk

(1) The weighting of the 2024 long-term incentive grant value of the President and CEO was different (82% PSUs and 18% stock options) to reflect stock option distribution requirements which limited the number of stock options, as per the MLTIP that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. The limitation was removed for LTI awards starting in 2025 following approval by shareholders at the April 26, 2024 annual shareholder meeting.

CN Compensation Discussion and Analysis

CN | Management Information Circular 2025 71

CN Compensation Discussion and Analysis

Rémi Lalonde

Executive Vice-President and Chief Commercial Officer

Mr. Lalonde joined CN in January 2024 as Executive Vice-President and Special Advisor to the CEO and was appointed as Executive Vice-President and Chief Commercial Officer on April 18, 2024. He is responsible for providing the strategic direction and leadership for CN's Sales, Marketing, Supply Chain Solutions, and the Intermodal and Automotive terminal operations groups, including overseeing the strategic commercial activities of the Company as well as ensuring that customer commitments are met. Prior to joining CN, Mr. Lalonde was President and CEO of a Quebec-based forest product company. He brings a wealth of diverse experience to CN, with a background spanning finance, governance, strategy, mergers and acquisitions, operations, sustainability, as well as deep knowledge of North American and global supply chains.

In 2024, Mr. Lalonde's base salary was US$635,000 (C$869,823). Under the AIBP, his 2024 target bonus was 80% of base salary. In addition, Mr. Lalonde received 10,806 PSUs and 22,064 stock options in 2024, in accordance with the terms of the Share Units Plan and the MLTIP, respectively.

2024 Target Total Direct Compensation Summary

	2024 TOTAL DIRECT COMPENSATION (AT TARGET)	
	US$	AS A% OF TOTAL DIRECT COMPENSATION
Salary	635,000	20.6%
AT-RISK COMPENSATION		
Annual Incentive Bonus (target)	508,000	16.5%
Performance Share Units	1,336,209	43.4%
Stock Options	598,829	19.5%
Total direct compensation (target)	**3,078,038**	

2024 Target Pay Mix


62.9%
LTI (Fair Value)
16.5%
Target Bonus
20.6%
Base Salary
79.4%
Pay-at-Risk

Dominique Malenfant

Executive Vice-President and Chief Information and Technology Officer

Mr. Malenfant joined CN in September 2020 as Executive Vice-President and Chief Information and Technology Officer. He is responsible for delivering on the information and operational technology strategy of CN, with a focus on automation, innovation and digitalization of the network and operations as well as customer experience. Prior to joining CN, Mr. Malenfant was focused on the next generation of Precision Scheduled Railroading, Positive Train Control technologies and spearheading a major digital industrial evolution in rail. Mr. Malenfant spent nearly 33 years in global leadership roles in the transportation and rail industries with Wabtec Corporation, GE Transportation and Bombardier Transport. Mr. Malenfant holds a bachelor's degree in Electrical Engineering from Laval University, Quebec.

In 2024, Mr. Malenfant's annual base salary was increased to US$632,400 (C$866,262). As in 2023, Mr. Malenfant's target bonus for 2024 was 80% of base salary under the AIBP. In addition, Mr. Malenfant received 10,176 PSUs and 20,777 stock options in 2024, in accordance with the terms of the Share Units Plan and the MLTIP, respectively.

2024 Target Total Direct Compensation Summary

	2024 TOTAL DIRECT COMPENSATION (AT TARGET)	
	US$	AS A% OF TOTAL DIRECT COMPENSATION
Salary	632,400	21.4%
AT-RISK COMPENSATION		
Annual Incentive Bonus (target)	505,920	17.1%
Performance Share Units	1,258,306	42.5%
Stock Options	563,899	19.0%
Total direct compensation (target)	**2,960,525**	

2024 Target Pay Mix


61.5%
LTI (Fair Value)
17.1%
Target Bonus
21.4%
Base Salary
78.6%
Pay-at-Risk

72 CN | Management Information Circular 2025

Derek Taylor

Executive Vice-President and Chief Field Operating Officer

Mr. Taylor was appointed Executive Vice-President and Chief Field Operating Officer on November 15, 2023. Mr. Taylor is responsible for running the operational plan for the Western, Eastern and Southern regions and for Multimodal Operations.

Mr. Taylor joined CN in 2000 in the Transportation function and has moved to positions of increasing responsibilities, both in Canada and the U.S. Mr. Taylor was appointed Vice-President Southern Region in August 2018 and assumed responsibility of the Eastern Region, including Eastern Canada in November 2019. In September 2021, Mr. Taylor was appointed Vice-President, Operational Excellence and was responsible for driving continuous improvement across CN's key operating metrics. Most recently, Mr. Taylor was Senior Vice-President, Transportation, a position he occupied since November 28, 2022. His experience in Transportation equips him with a broad knowledge of the organization and our network making him qualified to facilitate excellence in the execution of our day-to-day operations. Mr. Taylor holds a Bachelor of Arts degree from DePauw University in Indiana.

In 2024, Mr. Taylor's base salary was increased to US$574,000 (C$786,265). As in 2023, his 2024 target bonus was 80% of his base. In addition, Mr. Taylor received 10,806 PSUs and 22,064 stock options in 2024, in accordance with the terms of the Share Units Plan and the MLTIP, respectively.

2024 Target Total Direct Compensation Summary

	2024 TOTAL DIRECT COMPENSATION (AT TARGET)	
	US$	AS A% OF TOTAL DIRECT COMPENSATION
Salary	574,000	19.3%
AT-RISK COMPENSATION		
Annual Incentive Bonus (target)	459,200	15.5%
Performance Share Units & Restricted Share Units	1,336,209	45.0%
Stock Options	598,829	20.2%
Total direct compensation (target)	**2,968,238**	

2024 Target Pay Mix



65.2%
LTI (Fair Value)
15.5%
Target Bonus
19.3%
Base Salary
80.7%
Pay-at-Risk

Patrick Whitehead

Executive Vice-President and Chief Network Operating Officer

Mr. Whitehead was appointed Executive Vice-President and Chief Network Operating Officer on November 15, 2023. Mr. Whitehead is responsible for Network Operations across North America as well as overseeing the Mechanical, Engineering and Safety functions.

Mr. Whitehead joined CN in March 2021 as General Manager and was promoted to Vice-President, Eastern Region in September 2021. Most recently, Mr. Whitehead was Senior Vice-President, Network Transportation, a position he occupied since June 2022. With over 30 years of experience in the rail industry, Mr. Whitehead brings to the Company leadership that allows him to drive safety and training and to ensure discipline around scheduled operations and longer-term network and capital planning. Mr. Whitehead has completed the University of Pennsylvania's Wharton School of Business Advanced Management Program and holds a Master of Science degree in Transportation Management from the University of Denver.

In 2024, Mr. Whitehead's base salary was increased to US$574,000 (C$786,265). As in 2023, his 2024 target bonus was 80% of his base. In addition, Mr. Whitehead received 10,806 PSUs and 22,064 stock options in 2024, in accordance with the terms of the Share Units Plan and the MLTIP, respectively.

2024 Target Total Direct Compensation Summary

	2024 TOTAL DIRECT COMPENSATION (AT TARGET)	
	US$	AS A% OF TOTAL DIRECT COMPENSATION
Salary	574,000	19.3%
AT-RISK COMPENSATION		
Annual Incentive Bonus (target)	459,200	15.5%
Performance Share Units	1,336,209	45.0%
Stock Options	598,829	20.2%
Total direct compensation (target)	**2,968,238**	

2024 Target Pay Mix



65.2%
LTI (Fair Value)
15.5%
Target Bonus
19.3%
Base Salary
80.7%
Pay-at-Risk

CN Compensation Discussion and Analysis

CN | Management Information Circular 2025 73

CN Compensation Discussion and Analysis

President and Chief Executive Officer Compensation Look-Back Table and Five-Year TSR Comparison

CN's compensation plans are designed to align compensation with the creation of shareholder value. As a result, a significant portion of compensation is at risk and long-term incentives are structured to deliver compensation value to the President and CEO if value is created for shareholders. In a low share performance environment, lower value would be realized for the President and CEO. The Company's performance in 2024 resulted in lower actual realized compensation for the President and CEO compared to the compensation awarded over the last three years, reinforcing our pay-for-performance culture.

The following table compares the total direct compensation awarded to CN's President and CEOs over the past five years, as reflected in the "Summary Compensation Table", to the current value (both realized and realizable) as at December 31, 2024.

		TOTAL DIRECT COMPENSATION AWARDED[1] (C$000s)	CURRENT VALUE AS AT DEC. 31, 2024[2] (C$000s)
Jean-Jacques Ruest	2020	10,303	18,755
Jean-Jacques Ruest	2021	12,515	24,985
Jean-Jacques Ruest[3]	2022	841	841
Tracy Robinson[4]	2022	13,070	4,699
Tracy Robinson	2023	13,512	13,946
Tracy Robinson[5]	2024	18,006	13,712

(1) Includes salary and variable compensation awarded during the year, as reported in the "Summary Compensation Table" each year.

(2) For any given year, the current value includes salary and annual incentive awarded and the value of long-term incentives (realized and realizable). Long-term incentives for any given year include the value of any exercised stock options, the value of unexercised "in-the-money" stock options as at December 31, 2024, based on the common share price on the Toronto Stock Exchange on that date, the value attributed to vested PSUs and the value of unvested PSUs as at December 31, 2024, assuming a 100% performance factor and the value DSUs which represent the 25% Company-match awarded under the VIDP as at December 31, 2024.

(3) The compensation awarded for Mr. Ruest (salary and annual incentive) was prorated to reflect his departure date. Mr. Ruest did not receive a long-term incentive award in 2022 given his retirement in 2022.

(4) The compensation awarded in 2022 for Ms. Robinson was prorated to reflect her hire date of February 28, 2022 as President and CEO, and includes the make-whole award provided upon hire. The current value as at December 31, 2024 reflects stock options that are out-of-the-money and actual PSU payout factors of 0.0% and 50.0% for ROIC PSUs and TSR PSUs respectively.

(5) The compensation awarded to Ms. Robinson in 2024 reflects the face value of the share-based awards and the accounting value of the options-based awards, whereas the compensation awarded in prior years reflects the WTW expected life binomial approach.

Compensation outcomes are set against the performance graph under the heading "Five-Year TSR Comparison", which indicates the yearly cumulative total shareholder return on a $100 investment in CN's common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2019 to the period ended December 31, 2024.

The graph below assumes reinvestment of all dividends during the covered period. It shows that CN shares have not outperformed the S&P/TSX Composite Index. The total compensation for our NEOs over that period was generally aligned with the experience of our shareholders, as a substantial portion of NEOs total compensation is at risk and linked to CN's share price performance. Total Direct Compensation represents the value awarded to NEOs rather than the actual value realized. The HRC Committee believes that the Company's executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by the NEOs and the investment return of shareholders. The total compensation paid over the last five years, as per the "Summary Compensation Table", is presented in the table in the "Cost of Management Ratio" section hereinafter.

Five-Year TSR Comparison


300$
200$
100$
0$
40,000$
35,000$
30,000$
25,000$
20,000$
15,000$
CNR
CNI
S&P/TSX
S&P 500
TDC (C$ thousands)
2019
2020
2021
2022
2023
2024

	DEC-19	DEC-20	DEC-21	DEC-22	DEC-23	DEC-24
CNR (C$)	100	121	137	144	153	137
CNI (US$)	100	123	138	134	144	119
S&P/TSX (C$)	100	106	129	117	127	150
S&P 500 (US$)	100	118	150	121	150	185
TDC (C$ thousands)	21,720	24,500	29,157	30,294	29,622	39,784[1]

(1) Total Direct Compensation for the years 2019 to 2023 reflects the fair value of share- and option-based awards at the grant date using the WTW expected life binomial methodology, as previously disclosed in the Summary Compensation Tables. For the 2024 Total Direct Compensation, the fair value of share-based awards reflects the face value methodology and the fair value of option-based awards reflects the accounting valuation factor (Black Scholes model). **Under the WTW expected life binomial methodology, Total Direct Compensation for the year 2024 would have been C$34,008.**

Cost of Management Ratio

The cost of management ratio expresses the total compensation reported for the NEOs as a percentage of the Company's adjusted net income.

	2020	2021	2022	2023	2024[3]
Total Compensation Reported for the NEOs (C$ million)[1]	24.5	29.2	30.3	29.6	39.8
Adjusted Net Income (C$ million)[2]	3,767	4,225	5,134	4,800	4,506
Net Income (C$ million)	3,545	4,899	5,118	5,625	4,448
Cost of Management Ratio using Adjusted Net Income[2]	0.7%	0.7%	0.6%	0.6%	0.9%
Cost of Management Ratio using Net Income	0.7%	0.6%	0.6%	0.5%	0.9%

(1) Total compensation as reported in the Summary Compensation Table each year (including only active NEOs as at December 31 of any year).

(2) Adjusted Net Income is a non-GAAP measure and does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section entitled "Adjusted performance measures" in the MD&A and the section entitled "Non-GAAP Measures" in the "Selected financial information restated for change in accounting policy" filed on September 9, 2022, which sections are incorporated by reference herein. These filings may be found online on SEDAR+ at **www.sedarplus.ca**, on the SEC's website at **www.sec.gov** through EDGAR, and on the Company's website at www.cn.ca in the "Investors" section.

(3) Total Compensation reported for the NEOs for the years 2020 to 2023 reflects the fair value of share- and option-based awards at the grant date using the WTW expected life binomial methodology, as previously disclosed in the Summary Compensation Tables. For the 2024 Total Compensation reported for the NEOs, the fair value of share-based awards reflects the face value methodology and the fair value of option-based awards reflects the accounting valuation factor (Black Scholes model). **Under the WTW expected life binomial methodology, Total Compensation reported for the NEOs for the year 2024 would be C$34.0 million.**

Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis for compensation decisions with U.S. dollar-denominated compensation from the NEO comparator group. A table presenting the compensation paid in U.S. dollars for the NEOs is presented on page 78 under the heading–"Total Compensation for the NEOs in U.S. Dollars".

74 CN | Management Information Circular 2025

CN | Management Information Circular 2025 75 Summary Compensation Table in Canadian Dollars The following table sets forth the annual total compensation in Canadian dollars for the NEOs, in accordance with the Canadian securities disclosure rules issued by the CSA, for the years ended December 31, 2024, 2023 and 2022. Fluctuation in the exchange rate affects year-over-year comparability. While considering the 2024 compensation plan changes, the HRC Committee reviewed the methodology used for the disclosure of the share-based and options-based awards. The HRC Committee determined that the Company would transition to reflecting the face value of the share-based awards and the accounting value of the options-based awards starting in 2024 for disclosing the value of share-based awards, options-based awards and total compensation. The face value represents the number of share-based units awarded multiplied by the share price at time of grant and the number of stock options awarded multiplied by the accounting valuation factor (Black-Scholes model). In prior years, the WTW expected life binomial was used. This methodology adjusts the award value and share price in light of the attributes of the share-based and options-based award instruments, for instance the minimum share price condition on share-based awards. In 2024, the HRC Committee considered both the WTW expected life binomial and the face value of the share-based and options-based awards for benchmarking purposes when awarding LTIs in 2024. Both methodologies were applied consistently to the comparator group, ensuring comparable compensation information in determining the appropriate value of the awards to grant to NEOs. Furthermore, the same pay positioning relative to the respective comparator group was targeted under both methodologies. The figures in the following table reflect the face value of the share-based awards, accounting value of the options-based awards and total compensation for 2024, while the WTW expected life binomial value is reflected for 2022 and 2023, as previously disclosed. For comparability of methodologies for year-over-year information, prior year’s figures using the face value of the share-based awards, the accounting value of the options-based awards and total compensation are presented in the Supplemental Total Compensation Table. Summary Compensation Table In Canadian Dollars NAME AND PRINCIPAL POSITION YEAR SALARY (C$) SHARE-BASED AWARDS (C$) OPTION-BASED AWARDS (C$) NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS (C$) PENSION VALUE (C$) ALL OTHER COMPENSATION (C$) TOTAL COMPENSATION (C$) Tracy Robinson President and Chief Executive Officer 2024 1,506,780 12,728,065 (6) 2,703,190 1,068,012 494,242 99,627 18,599,916 2023 1,282,215 8,249,247 (7) 2,671,039 1,309,100 470,231 26,870 14,008,702 2022 981,397 (8) 7,181,298 2,921,622 1,985,230 142,405 518,527 (9) 13,730,479 Ghislain Houle Executive Vice-President and Chief Financial Officer 2024 943,792 2,561,333 1,147,850 356,781 45,464 22,694 5,077,914 2023 902,949 1,392,509 1,139,374 491,671 235,000 21,341 4,182,844 2022 845,845 1,297,378 1,061,301 968,265 599,000 22,397 4,794,186 Rémi Lalonde Executive Vice-President and Chief Commercial Officer 2024 859,820 (10) 1,801,000 807,080 322,543 (10) 137,277 17,911 3,945,631 2023 – – – – – – – 2022 – – – – – – – Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer 2024 866,262 1,811,426 (11) 760,002 327,472 222,479 18,168 4,005,809 2023 832,765 1,284,621 (12) 869,515 453,454 249,269 17,469 3,707,093 2022 779,479 1,206,767 (13) 803,136 892,294 231,870 16,039 3,929,585 Derek Taylor Executive Vice-President and Chief Field Operating Officer 2024 786,265 1,844,799 (14) 807,080 297,231 142,531 75,835 3,953,741 2023 655,883 (15) 860,573 (16) 373,724 344,190 (17) 147,618 14,753 2,396,741 2022 488,530 (18) 573,688 (19) 158,628 534,937 (20) 287,578 11,948 2,055,309 Patrick Whitehead Executive Vice-President and Chief Network Operating Officer 2024 786,265 1,801,000 807,080 297,231 108,776 400,876 (21) 4,201,228 2023 633,950 (22) 457,396 374,000 344,190 (23) 82,483 111,575 (24) 2,003,594 2022 460,779 (25) 207,223 169,424 432,322 (26) 59,470 51,399 (27) 1,380,617 Supplemental Total Compensation Table (all years showing face value for equity awards) For comparability of methodologies for year-over-year information, restatement of prior figures under face value for the share-based awards, accounting value for the options-based awards and total compensation are presented in the following table: NAME AND PRINCIPAL POSITION YEAR SALARY (C$) SHARE-BASED AWARDS (C$) OPTION-BASED AWARDS (C$) NON-EQUITY INCENTIVE PLAN COMPENSATION-ANNUAL INCENTIVE PLANS (C$) PENSION VALUE (C$) ALL OTHER COMPENSATION (C$) TOTAL COMPENSATION (C$) Tracy Robinson President and Chief Executive Officer 2024 1,506,780 12,728,065 2,703,190 1,068,012 494,242 99,627 18,599,916 2023 1,282,215 12,278,034 3,455,657 1,309,100 470,231 26,870 18,822,107 2022 981,397 10,911,846 3,241,740 1,985,230 142,405 518,527 17,781,146 Ghislain Houle Executive Vice-President and Chief Financial Officer 2024 943,792 2,561,333 1,147,850 356,781 45,464 22,694 5,077,914 2023 902,949 2,115,891 1,474,065 491,671 235,000 21,341 5,240,917 2022 845,845 1,971,346 1,154,165 968,265 599,000 22,397 5,561,018 Rémi Lalonde Executive Vice-President and Chief Commercial Officer 2024 859,820 1,801,000 807,080 322,543 137,277 17,911 3,945,631 2023 – – – – – – – 2022 – – – – – – – Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer 2024 866,262 1,811,426 760,002 327,472 222,479 18,168 4,005,809 2023 832,765 1,836,641 1,124,936 453,454 249,269 17,469 4,514,534 2022 779,479 1,716,738 873,410 892,294 231,870 16,039 4,509,830 Derek Taylor Executive Vice-President and Chief Field Operating Officer 2024 786,265 1,844,799 807,080 297,231 142,531 75,835 3,953,741 2023 655,883 694,275 483,506 344,190 147,618 14,753 2,340,225 2022 488,530 294,896 172,507 534,937 287,578 11,948 1,790,396 Patrick Whitehead Executive Vice-President and Chief Network Operating Officer 2024 786,265 1,801,000 807,080 297,231 108776 400,876 4,201,228 2023 633,950 694,972 483,863 344,190 82,483 111,575 2,351,033 2022 460,779 314,878 184,248 432,322 59,470 51,399 1,503,096  (1)  (2)  (3)  (4)  (5) Compensation Discussion and Analysis

(1) Valuation Disclosure for Share-Based Awards – For 2022 and 2023, the fair value of share-based awards at the grant date, as shown in the "Summary Compensation Table", reflects the number of PSUs awarded multiplied by the value calculated using the WTW expected life binomial methodology. For 2024, the fair value of share-based awards at the grant date reflects the face value of PSUs, equal to the number of PSUs awarded multiplied by the share price at time of grant. For all years, however, the number of share-based awards granted was calculated using the WTW expected life binomial methodology. The transition in methodology to grant units will be implemented next year.

A summary of the valuation factors calculated using the face value methodology, the WTW expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions and valuation factors are presented in the table below.

	FACE VALUE METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
	VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	FACE VALUE VS. ACCOUNTING
2024 SHARE-BASED AWARDS					
ROIC	100%	January 25–C$166.67	100.0%	January 25–C$166.67	January 25–C$0
TSR	100%	January 25–C$166.67	130.6%	January 25–C$217.75	January 25–(C$51.08)
	WTW EXPECTED LIFE BINOMIAL METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
	VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	WTW VS. ACCOUNTING
2023 SHARE-BASED AWARDS					
ROIC	60%	January 26–C$94.75	56.6%	January 26–C$89.40	January 26–C$5.35
		May 5–C$97.84	56.5%	May 5–C$92.16	May 5–C$5.68
		November 15–C$93.73	53.2%	November 15–C$83.12	November 15–C$10.61
TSR	77%	January 26–C$121.59	110.3%	January 26–C$174.11	January 26–(C$52.52)
		May 5–C$125.56	110.4%	May 5–C$179.95	May 5–(C$54.39)
		November 15–C$120.28	103.4%	November 15–C$161.57	November 15–(C$41.29)
2022 SHARE-BASED AWARDS					
ROIC	60%	January 27–C$90.95	51.5%	January 27–C$78.09	January 27–C$12.86
		February 28–C$94.34	52.2%	February 28–C$82.08	February 28–C$12.26
		April 28–C$93.04	54.8%	April 28–C$85.05	April 28–C$7.99
		June 15–C$85.33	46.4%	June 15–C$66.02	June 15–C$19.31
		November 1–C$96.46	57.2%	November 1–C$91.96	November 1–C$4.50
		November 28–C$102.08	66.5%	November 28–C$113.16	November 28–(C$11.08)
TSR	77%	January 27–C$116.72	114.5%	January 27–C$173.59	January 27–(C$56.87)
		February 28–C$121.07	119.9%	February 28–C$188.57	February 28–(C$67.50)
		April 28–C$119.40	113.1%	April 28–C$175.30	April 28–(C$55.90)
		June 15–C$109.05	113.1%	June 15–C$175.30	June 15–(C$66.25)
		November 1–C$123.79	134.3%	November 1–C$215.91	November 1–(C$92.12)
		November 28–C$131.00	135.4%	November 28–C$230.29	November 28–(C$99.29)

(2) Valuation Disclosure for Option-Based Awards – For 2022 and 2023, the fair value of option-based awards at the grant date, as shown in the "Summary Compensation Table in Canadian Dollars" above, reflects the number of stock options awarded multiplied by the value calculated using the WTW expected life binomial methodology. For 2024, the fair value of option-based awards at the grant date reflects the number of stock options awarded multiplied by the accounting valuation factor (Black Scholes model). For all years however, the number of option-based awards granted was calculated using the WTW expected life binomial methodology. Although the WTW expected life binomial approach yields a reduced valuation of options-based awards, an equivalent number of and options-based units would have been granted under either methodology. The transition in methodology to grant units will be implemented next year.

A summary of the valuation factors calculated using the Black Scholes methodology, WTW expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions for both methodologies are presented in the table below.

	BLACK SCHOLES METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
	VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	BLACK SCHOLES VS. ACCOUNTING
2024 OPTION-BASED AWARD	21.9%	January 25–C$36.58	21.9%	January 25–C$36.58	January 25–C$0
	WTW EXPECTED LIFE BINOMIAL METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
	VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	WTW VS. ACCOUNTING
2023 OPTION-BASED AWARD	16%	January 26–C$25.27	20.7%	January 26–C$32.73	January 26–(C$7.46)
	16%	May 5–C$26.09	21.2%	May 5–C$34.55	May 5–(C$8.46)
	16%	November 15–C$24.99	22.9%	November 15–C$35.86	November 15–(C$10.85)
2022 OPTION-BASED AWARD	16%	January 27–C$24.25	17.4%	January 27–C$26.44	January 27–(C$2.19)
	16%	February 28–C$25.16	17.7%	February 28–C$27.84	February 28–(C$2.68)
	13.6%	February 28–C$21.38	16.1%	February 28–C$25.30	February 28–(C$3.92)
	16%	June 15–C$22.75	21.5%	June 15–C$30.54	June 15–(C$7.79)
	16%	November 28–C$27.22	22.1%	November 28–C$37.66	November 28–(C$10.44)

CN Compensation Discussion and Analysis

76 CN | Management Information Circular 2025

CN | Management Information Circular 2025 77 (3) Represents the incentive award earned under the AIBP for the applicable year. Refer to page 62 for the details of the AIBP. (4) Represents the compensatory value of pension benefits as reported in the “Defined Benefit Plans” and “Defined Contribution Plans” tables in the “Pension Plan Benefits” section on page 87. (5) Includes the value of perquisites, personal benefits, and other compensation (as applicable), such as post-retirement benefits or the employer contribution under the ESIP. Perquisites and other personal benefits that, in aggregate, amount to less than C$50,000 or 10% of the total salary for any of the NEOs are not reported in this column. Details are provided in the table on page 79. (6) Ms. Robinson’s share-based award includes 1,904 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over four years, upon deferral of her 2023 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$175.06, the share price on the day of the award. (7) Ms. Robinson’s share-based award includes 3,141 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over four years, upon deferral of her 2022 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$157.22, the share price on the day of the award. (8) Ms. Robinson was hired on February 28, 2022 and, as such, her salary for 2022 reflects only 10 months. (9) A special cash award of C$500,000 was provided to Ms. Robinson upon her hiring at CN on February 28, 2022 to mitigate compensation losses incurred as a result of her departure from TC Energy and was determined based on a review of her then outstanding short- and long-term compensation, both in terms of form and timing. This amount is indicated in the 2022 “All Other Compensation” amount and was subject to a 24-month clawback provision in case of resignation or termination for cause. The other two items of her special make-whole award (PSUs and stock options) are included in the table above under column “Share-Based Awards” and “Option-Based Awards” respectively. (10) Mr. Lalonde was hired on January 8, 2024 and as such, his salary and bonus for 2024 reflect less than one year of service. (11) Mr. Malenfant’s share-based award includes 659 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over four years, upon deferral of his 2023 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$175.06, the share price on the day of the award. (12) Mr. Malenfant’s share-based award includes 1,412 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over four years, upon deferral of his 2022 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$157.22, the share price on the day of the award. (13) Mr. Malenfant’s share-based award includes 1,413 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over four years, upon deferral of his 2021 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$159.13, the share price on the day of the award. (14) Mr. Taylor’s share-based award includes 250 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over four years, upon deferral of his 2023 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$175.06, the share price on the day of the award. (15) Mr. Taylor was appointed Executive Vice-President and Chief Field Operating Officer effective November 15, 2023. Mr. Taylor’s 2023 salary represents ten and a half months as Senior Vice-President, Transportation and one and a half months as Executive Vice-President and Chief Field Operating Officer. (16) Mr. Taylor’s share-based awards include 2,608 RSUs awarded in June 2023. The RSUs were awarded prior to his appointment as Executive Vice-President and Chief Field Operating Officer. (17) Mr. Taylor’s target bonus under the AIBP was 65% of his base salary from January 1, 2023 to November 14, 2023 and 80% of his base salary from November 15, 2023 to December 31, 2023. (18) Mr. Taylor was appointed Senior Vice-President, Transportation effective November 28, 2022. Mr. Taylor’s 2022 salary represents eleven months as Vice-President and one month as Senior Vice-President, Transportation. (19) Mr. Taylor’s share-based awards include 2,630 RSUs awarded in June 2022. The RSUs were awarded prior to his appointment as Senior Vice-President, Transportation. (20) Mr. Taylor’s target bonus under the AIBP was 60% of his base salary from January 1, 2022 to November 27, 2022 and 65% of his base salary from November 28, 2022 to December 31, 2022. (21) Mr. Whitehead was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to Canada in 2022. The amount shown for 2024 represents the amount known at the record date of the Meeting and is subject to change upon finalization of his 2024 tax return. These amounts are included in the 2024 “All Other Compensation”. (22) Mr. Whitehead was appointed Executive Vice-President and Chief Network Operating Officer effective November 15, 2023. Mr. Whitehead’s 2023 salary represents ten and a half months as Senior Vice-President, Network Operations and one and a half months as Executive Vice-President and Chief Network Operating Officer. (23) Mr. Whitehead’s target bonus under the AIBP was 65% of his base salary from January 1, 2023 to November 14, 2023 and 80% of his base salary from November 15, 2023 to December 31, 2023. (24) Mr. Whitehead was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to Canada in 2022. The amount shown for 2023 represents the amount known at the record date of the Meeting. These amounts are included in the 2023 “All Other Compensation”. (25) Mr. Whitehead was appointed Senior Vice-President, Network Operations effective June 15, 2022. Mr. Whitehead’s 2022 salary represents five and a half months as Vice-President, Eastern Region and six and a half months as Senior Vice-President, Network Operations. (26) Mr. Whitehead’s target bonus under the AIBP was 60% of his base salary from January 1, 2022 to June 14, 2022 and 65% of his base salary from June 15, 2022 to December 31, 2022. (27) Mr. Whitehead was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to Canada in 2022. The amount shown for 2022 represents the amount known at the record date of the Meeting. These amounts are included in the 2022 “All Other Compensation”. Compensation Discussion and Analysis

CN
Compensation Discussion and Analysis

Total Compensation for the NEOs in U.S. Dollars

The following table sets forth the annual total compensation in U.S. dollars for the NEOs, for the years ended December 31, 2024, 2023 and 2022. Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis with U.S. dollar-denominated compensation from the NEO comparator group.

NAME AND PRINCIPAL POSITION	YEAR	SALARY (US$)	SHARE-BASED AWARDS (US$)	OPTION-BASED AWARDS (US$)	NON-EQUITY INCENTIVE PLAN COMPENSATION–ANNUAL INCENTIVE PLANS (US$)	PENSION VALUE (US$)	ALL OTHER COMPENSATION (US$)	TOTAL COMPENSATION (US$)
Tracy Robinson President and Chief Executive Officer	2024	1,100,000	9,443,222	2,005,685	742,500	373,210	72,731	13,737,348[1]
	2023	950,000	6,187,331	2,004,072	988,522	346,932	19,908	10,496,765[1]
	2022	754,167	5,662,736	2,303,859	1,464,682	112,689	398,468	10,696,601[1]
Ghislain Houle Executive Vice-President and Chief Financial Officer	2024	689,000	1,900,320	851,670	248,040	34,331	16,567	3,739,928
	2023	669,000	1,045,110	854,868	371,269	173,381	15,812	3,129,440
	2022	650,000	1,017,545	832,410	714,376	474,005	17,211	3,705,547
Rémi Lalonde Executive Vice-President and Chief Commercial Officer	2024	627,697	1,336,209	598,829	224,237	103,660	13,076	2,903,708
	2023	–	–	–	–	–	–	–
	2022	–	–	–	–	–	–	–
Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer	2024	632,400	1,343,923	563,899	227,664	167,997	13,263	2,949,146
	2023	617,000	962,376	652,395	342,410	183,908	12,943	2,771,032
	2022	599,000	946,312	629,923	658,325	183,485	12,325	3,029,370
Derek Taylor Executive Vice-President and Chief Field Operating Officer	2024	574,000	1,368,696	598,829	206,640	107,627	55,362	2,911,154
	2023	485,947	641,254	278,985	259,903	108,911	10,931	1,785,931
	2022	375,417	451,455	123,753	394,671	227,568	9,182	1,582,046
Patrick Whitehead Executive Vice-President and Chief Network Operating Officer	2024	574,000	1,336,209	598,829	206,640	82,138	292,653	3,090,469
	2023	469,697	341,268	278,996	259,903	60,855	82,667	1,493,386
	2022	354,091	162,374	132,760	318,963	47,060	39,498	1,054,746

(1) Ms. Robinson's Total Compensation for the years 2023 and 2022 reflects the WTW expected life binomial methodology for share-based and options-based awards. Total Compensation for the years 2023 and 2022 would have been US$14,109,121 and US$13,890,702 respectively if share-based awards reflected the face value approach and options-based awards reflected the accounting value.

Extension to Notes (1) and (2) of the Summary Compensation Table on the Calculation of Units Granted and Disclosure of Grant Date Fair Value of Awards

Units granted for share-based awards and option-based awards are calculated using the WTW expected life binomial methodology. The binomial methodology adjusts the share price to account for various factors such as vesting/forfeiture factor, payout adjustment factor, no dividend factor and design features. The adjustment was applied consistently to both the binomial value and share price to determine the number of units granted.

The calculation of units granted, under the WTW's expected life binomial methodology, for PSUs and stock options considers the following assumptions. The share- and option-based awards are sensitive to variations in assumptions, in particular the risk-free interest rate and stock price volatility.

Share-Based Awards (PSUs)

	2022 (JANUARY 27)	2022 (FEBRUARY 28)	2022 (JUNE 15)	2022 (NOVEMBER 28)	2023 (JANUARY 26)	2023 (MAY 5)	2023 (NOVEMBER 15)	2024 (JANUARY 25)
Closing share price on grant date (C$)	151.59	157.24	142.21	170.13	157.91	163.07	156.21	166.67
Risk-free interest rate over term of the award[1]	0.25% based on yield curve	0.25% based on yield curve	0.25% based on yield curve	0.25% based on yield curve	0.25% to 0.75% based on yield curve	0.25% to 0.75% based on yield curve	0.25% to 0.75% based on yield curve	3.75% based on yield curve
Expected stock price volatility over term of the award[2]	22%	22%	22%	22%	24%	24%	24%	22%
Expected annual dividends per share (C$)	2.46	2.46	2.46	2.46	2.93	2.93	2.93	3.16
Expected term[3]	3 years	3 years	3 years	3 years	3 years	3 years	3 years	3 years
Resulting fair value per unit (C$)	ROIC–90.95 TSR–116.72	ROIC–94.34 TSR–121.07	ROIC–85.33 TSR–109.50	ROIC–102.08 TSR–131.00	ROIC–94.75 TSR–121.59	ROIC–97.84 TSR–125.56	ROIC–93.73 TSR–120.28	ROIC–135.00 TSR–135.00

Option-Based Awards

	2022 (JANUARY 27)	2022 (FEBRUARY 28)	2022 (FEBRUARY 28)	2022 (JUNE 15)	2022 (NOVEMBER 28)	2023 (JANUARY 26)	2023 (MAY 5)	2023 (NOVEMBER 15)	2024 (JANUARY 25)
Closing share price on grant date (C$)	151.59	157.24	157.24	142.21	155.06	157.91	163.07	156.21	166.67
Risk-free interest rate over term of the award[1]	0.25% to 1.00% based on yield curve	0.25% to 1.00% based on yield curve	0.25% to 1.00% based on yield curve	0.25% to 1.00% based on yield curve	0.25% to 1.00% based on yield curve	0.25% to 1.50% based on yield curve	0.25% to 1.50% based on yield curve	0.25% to 1.50% based on yield curve	3.5% to 3.75% based on yield curve
Expected stock price volatility over term of the award[2]	21%	21%	22%	21%	21%	21%	21%	21%	21%
Expected annual dividends per share (C$)	2.46	2.46	2.46	2.46	2.46	2.93	2.93	2.93	3.16
Expected term[3]	6.5 years	6.5 years	3.25 years	6.5 years	6.5 years	6.5 years	6.5 years	6.5 years	6.25 years
Resulting fair value per stock option (C$)	24.25	25.16	21.38	22.75	24.81	25.27	26.09	24.99	28.33

(1) Based on the zero coupon yield curve rate commensurate with the expected term of a given award. The WTW expected life binomial model uses a yield curve for the risk-free interest rate (with different interest rates applying depending on the lattice node) rather than one particular rate.

(2) Based on daily share prices, dividend data and average of volatilities for CN's NYSE and TSX-listed shares for a period commensurate with the expected term of a given award.

(3) Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses the SEC Safe Harbor calculation.

78 CN | Management Information Circular 2025

Details of "All Other Compensation" Amounts for 2024, 2023 and 2022[1]

NAME	YEAR	PERQUISITES AND OTHER PERSONAL BENEFITS (C$)		OTHER COMPENSATION (C$)	ALL OTHER COMPENSATION (TOTAL OF THE TWO PREVIOUS COLUMNS) (C$)
Tracy Robinson	2024	Flex Allowance: 20,000 Use of company-leased vehicle: 17,846 Other perquisites: 30,180[6]	ESIP employer contribution:	31,601[2]	99,627
	2023	Nil	ESIP employer contribution:	26,870[2]	26,870
	2022	Nil	ESIP employer contribution:	18,527[2]	518,527
			Special Cash Award:	500,000[5]	
Ghislain Houle	2024	Nil	ESIP employer contribution:	19,794[2]	22,694
			Post-retirement benefits:	2,900[3]	
	2023	Nil	ESIP employer contribution:	18,941[2]	21,341
			Post-retirement benefits:	2,400[3]	
	2022	Nil	ESIP employer contribution:	17,697[2]	22,397
			Post-retirement benefits:	4,700[3]	
Rémi Lalonde	2024	Nil	ESIP employer contribution:	17,911[2]	17,911
Dominique Malenfant	2024	Nil	ESIP employer contribution:	18,168[2]	18,168
	2023	Nil	ESIP employer contribution:	17,469[2]	17,469
	2022	Nil	ESIP employer contribution:	16,039[2]	16,039
Derek Taylor	2024	Use of Company-leased vehicle: 22,978[7] Other perquisites: 35,851	ESIP employer contribution:	15,773[2]	75,835
			Post-retirement benefits:	1,233[3]	
	2023	Nil	ESIP employer contribution:	13,673[2]	14,753
			Post-retirement benefits:	1,080[3]	
	2022	Nil	ESIP employer contribution:	10,126[2]	11,948
			Post-retirement benefits:	1,822[3]	
Patrick Whitehead	2024	Nil	ESIP employer contribution:	15,773[2]	400,876
			Tax Equalization Amount:	385,103[4]	
	2023	Nil	ESIP employer contribution:	9,746[2]	111,575
			Tax Equalization Amount:	101,829[4]	
	2022	Nil	Tax Equalization Amount:	51,399[4]	51,399

(1) This table outlines the perquisites and other compensation received by NEOs in 2024, 2023 and 2022. The amounts are calculated based on the incremental cost to the Company. Perquisites and other personal benefits include the use of a Company-leased vehicle, parking, flexible allowance, executive physical exam, financial counselling and tax services, personal use of the corporate aircraft and home security for the President and CEO, and certain healthcare benefits and life insurance coverage. The incremental cost to the Company is determined by the actual cost of the Company-leased vehicle (including gas and maintenance fees), parking, flexible allowance, annual executive physical exam, financial counselling and tax services and by the cost of certain healthcare benefits and life insurance coverage in excess of that offered to salaried employees. See section "Executive Perquisites" on page 67 for more details. Perquisites and other personal benefits that amount to less than C$50,000 (in aggregate) or 10% of total salary for any of the NEOs are reported as "Nil" in this column.

(2) Represents the value of the Company-match under the ESIP. See section "Employee Share Investment Plan" on page 67 for more details.

(3) Represents the service cost for post-retirement benefits, if applicable.

(4) Mr. Whitehead was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to Canada in 2022. The amount shown for 2024 represents the amount known at the record date of the Meeting and is subject to change upon finalization of his 2024 tax return.

(5) Represents a special cash award of C$500,000 paid to Ms. Robinson upon her hire on February 28, 2022 to mitigate compensation losses incurred as a result of her departure from TC Energy and was determined based on a review of her then outstanding short- and long-term compensation, both in terms of form and timing. The special cash award was subject to a 24-month clawback provision in case of resignation or termination for cause.

(6) Perquisites and other personal benefits for the President and CEO for 2024 include flexible allowance for health and wellness, use of a company-leased vehicle and other perquisites comprising of financial counselling, executive physical exam, healthcare benefits, personal use of the corporate aircraft and home security. The Board approved an annual allowance in 2024 for the President and CEO to use the Company's aircraft for personal use for efficiency and security reasons, as well as to align with perquisites offered to Presidents and CEOs in the comparator group. This perquisite is a taxable benefit and represents the incremental cost of the personal use of the aircraft, based on variable operating costs to CN such as fuel costs, trip-related maintenance, landing fees and other miscellaneous variable costs.

(7) Other perquisites for 2024 for Mr. Taylor were in-line with the entitlement provided to NEOs and include financial counselling services, flexible allowance and executive physical exam. Entitlement of perquisites for Mr. Taylor are in U.S. dollars given his primary work location is in the U.S., as opposed to the other NEOs whose primary work location is Canada, and are converted to Canadian dollars using the average 2024 exchange rate of US$1.00 = C$ 1.3698. Total perquisites for Mr. Taylor for 2024 were equal to US$42,947.

CN Compensation Discussion and Analysis

CN | Management Information Circular 2025 79

Incentive Plan Awards

Share-Based and Option-Based Awards in 2024

The following table shows information regarding grants of PSUs made to NEOs under the Share Units Plan, grants of stock options made under the MLTIP and awards of Company-matched deferred share units under the VIDP in 2024, if any.

NAME	GRANT DATE	AWARD TYPE	SECURITIES, UNITS OR OTHER RIGHTS (#)	END OF PLAN PERIOD OR EXPIRY DATE	SHARE PRICE ON DATE OF GRANT (C$)	AWARD'S GRANT DATE FAIR VALUE[1] (C$)
Tracy Robinson	January 25, 2024	PSUs[2]	74,369	December 31, 2026	166.67	12,394,833
		Options[3]	73,900	January 25, 2034	166.67	2,703,190
	February 16, 2024	DSUs[4]	1,904	Cessation of Employment	175.06	333,232
Ghislain Houle	January 25, 2024	PSUs[2]	15,368	December 31, 2026	166.67	2,561,333
		Options[3]	31,380	January 25, 2034	166.67	1,147,850
Rémi Lalonde	January 25, 2024	PSUs[2]	10,806	December 31, 2026	166.67	1,801,000
		Options[3]	22,064	January 25, 2034	166.67	807,080
Dominique Malenfant	January 25, 2024	PSUs[2]	10,176	December 31, 2026	166.67	1,696,000
		Options[3]	20,777	January 25, 2034	166.67	760,002
	February 16, 2024	DSUs[4]	659	Cessation of Employment	175.06	115,426
Derek Taylor	January 25, 2024	PSUs[2]	10,806	December 31, 2026	166.67	1,801,000
		Options[3]	22,064	January 25, 2034	166.67	807,080
	February 16, 2024	DSUs[4]	250	Cessation of Employment	175.06	43,799
Patrick Whitehead	January 25, 2024	PSUs[2]	10,806	December 31, 2026	166.67	1,801,000
		Options[3]	22,064	January 25, 2034	166.67	807,080

(1) The grant date fair values reported for PSUs and stock options are calculated using the same assumptions as described in the extension to notes (1) and (2) of the "Summary Compensation Table in Canadian Dollars" on page 75.

(2) The PSUs granted in 2024 were made under the Share Units Plan. The payout of PSUs granted in 2024 to NEOs is subject to two distinct performance measures: 40% of the LTI award is subject to the achievement of PSU-ROIC objectives for the period ending on December 31, 2026, while 30% of the LTI award is subject to the TSR performance of CN measured against one comparator group, the S&P North America LargeMidCap Transportation Index for the period ending on December 31, 2026. Details are described under "Performance Share Units: 2024 Award" on page 66.

(3) The stock options granted in 2024 were made under the MLTIP and vest over a period of four years, with 25% of the stock options vesting at each anniversary date of the award. Unexercised stock options shall expire on the tenth anniversary of the date of the award. See section "Management Long-Term Incentive Plan" on page 83 for a description of the plan.

(4) The DSUs represent the 25% Company-match granted upon the deferral of AIBP payouts. The Company-matched DSUs vest over four years, at a rate of 25% per year. See section "Deferred Compensation Plans" on page 85 for a description of the plan.

CN
Compensation Discussion and Analysis

80 CN | Management Information Circular 2025

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards made to NEOs and outstanding on December 31, 2024.

	OPTION-BASED AWARDS[1]					SHARE-BASED AWARDS		
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	GRANT CURRENCY	OPTION EXERCISE PRICE[2] (C$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS[3] (C$)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED[4] (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED[5] (C$)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED[6] (C$)
Tracy Robinson	73,900	US$	177.87	2034/01/25	–	153,252	22,376,510	4,918,002
	105,700	US$	170.48	2033/01/26				
	111,154	US$	178.35	2032/02/28				
	5,846	C$	157.24	2027/02/28				
Ghislain Houle	31,380	US$	177.87	2034/01/25	8,424,654	28,767	4,200,327	6,859,760
	45,088	US$	170.48	2033/01/26				
	43,765	US$	171.01	2032/01/27				
	47,079	US$	149.62	2031/01/28				
	54,690	US$	136.85	2030/01/30				
	62,298	US$	120.14	2029/01/31				
	60,908	US$	112.91	2028/01/25				
	56,618	US$	100.87	2027/01/26				
	18,047	US$	91.55	2026/07/27				
	10,546	C$	74.17	2026/01/28				
Rémi Lalonde	22,064	US$	177.87	2034/01/25	–	10,806	1,577,805	–
Dominique Malenfant	20,777	US$	177.87	2034/01/25	–	22,826	3,332,728	2,552,212
	34,409	US$	170.48	2033/01/26				
	33,119	US$	171.01	2032/01/27				
	35,627	US$	149.62	2031/01/28				
	37,401	US$	151.43	2030/09/01				
Derek Taylor	22,064	US$	177.87	2034/01/25	95,124	15,462	2,257,655	1,264,897
	2,956	US$	164.27	2033/11/15				
	11,866	US$	170.48	2033/01/26				
	558	US$	181.27	2032/11/28				
	5,915	US$	171.01	2032/01/27				
	5,496	US$	149.62	2031/01/28				
	4,434	US$	136.85	2030/01/30				
	2,106	US$	120.14	2029/01/31				
Patrick Whitehead	22,064	US$	177.87	2034/01/25	–	15,194	2,218,506	52,126
	2,956	US$	164.27	2033/11/15				
	2,309	US$	175.23	2033/05/05				
	9,493	US$	170.48	2033/01/26				
	638	US$	158.68	2032/06/15				
	6,388	US$	171.01	2032/01/27				
	896	US$	165.86	2031/09/21				
	1,815	US$	167.85	2031/03/15				

(1) Includes all stock options granted under the MLTIP and outstanding on December 31, 2024.

(2) Where applicable, stock option exercise prices in U.S. dollars resulting from stock option grants to NEOs made in U.S. dollars were converted to Canadian dollars using the December 31, 2024, exchange rate of US$1.00 = C$1.4384. The conversion of these option exercise prices results in different Canadian dollar equivalent values for stock option grants made in U.S. dollars when compared to the values presented in the "Share-Based and Option-Based Awards in 2024" table on page 80, under the "Share Price on Date of Grant" column. The following table presents the option exercise prices that were converted to Canadian dollars based on the December 31, 2024 exchange rate:

OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (US$)	OPTION EXERCISE PRICE (C$)
2034-01-25	123.66	177.87
2033-11-15	114.20	164.27
2033-05-05	121.82	175.23
2033-01-26	118.52	170.48
2032-11-28	126.02	181.27
2032-06-15	110.32	158.68
2032-02-28 & 2027-02-28	123.99	178.35
2032-01-27	118.89	171.01
2031-09-21	115.31	165.86

OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (US$)	OPTION EXERCISE PRICE (C$)
2031-03-15	116.69	167.85
2031-01-28	104.02	149.62
2030-09-01	105.28	151.43
2030-01-30	95.14	136.85
2029-01-31	83.52	120.14
2028-01-25	78.50	112.91
2027-01-26	70.13	100.87
2026-07-27	63.65	91.55
2026-01-28	52.78	75.92

CN Compensation Discussion and Analysis

CN | Management Information Circular 2025 81

(3) The value of unexercised in-the-money stock options at financial year end for stock options granted to NEOs in Canadian dollars is the difference between the closing share price of the common shares on December 31, 2024, on the TSX (C$145.97) and the exercise price. The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in U.S. dollars is the difference between the closing share price of the common shares on December 31, 2024, on the NYSE (US$101.51) converted to Canadian dollars based on the December 31, 2024, exchange rate of US$1 = C$1.4384 (i.e. US$101.51 × 1.4384 = C$146.01) and the exercise price converted to Canadian dollars using this same exchange rate. Please refer to Note 2 of this table for additional details. This value has not been and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(4) Includes all PSUs outstanding on December 31, 2024, that have not vested on such date under the Share Units Plan. Payouts for these units are conditional upon meeting performance measures and a minimum share price condition (for awards made before 2024) that may or may not be achieved. For Mr. Taylor, the value also includes all RSUs outstanding on December 31, 2024, that have not vested on such date under the Share Unit Plan. Payouts for these units are not conditional upon meeting performance measures. For Ms. Robinson and Messrs. Malenfant and Taylor, the value also includes the Company-matched DSUs outstanding on December 31, 2024 (4,259, 2,425 and 250 units respectively) that have not vested on such date under the VIDP. Under the plan, company-match DSUs vest over four years, at a rate of 25% per year.

(5) The value of outstanding share units awarded under the Share Units Plan in Canadian dollars is based on the closing price of the common shares on the TSX on December 31, 2024 (C$145.97). The value of outstanding share units awarded under the Share Units Plan in U.S. dollars is based on the closing price of the common shares on the NYSE on December 31, 2024 (US$101.51), converted to Canadian dollars based on the December 31, 2024 exchange rate of US$1 = C$1.4384 (i.e. US$101.51 × 1.4384 = C$146.01). The PSU values assume that the target average Relative TSR and PSU-ROIC objectives (i.e. 100%) and the minimum share price condition, for awards made before 2024, are met. In accordance with the Share Units Plan, a performance vesting factor between 0% and 200% will apply to the awarded share units. For Mr. Taylor, the RSU value is not conditional upon meeting performance measures. For Ms. Robinson and Messrs. Malenfant and Taylor, the value of the Company-matched DSUs awarded under the VIDP is based on the closing price of the common shares on the TSX on December 31, 2024, and is equivalent to C$621,746, C$353,938 and C$36,521 respectively.

(6) Includes the value as at December 31, 2024 of the 2022 PSU awards granted under the Share Units Plan. The value is based on the closing price of the common shares on the TSX on December 31, 2024 (C$145.97) for grants made in Canadian dollars and based on the closing price of the common shares on the NYSE on December 31, 2024 (US$101.51) converted to Canadian dollars based on the December 31, 2024 exchange rate of US$1 = C$1.4384 (i.e. US$101.51 × 1.4384 = C$146.01) for grants made in U.S. dollars. The payout of the 2022 PSUs awards was subject to two distinct performance measures: 60% of the 2022 PSU award was subject to the achievement of PSU-ROIC objectives for the period ending on December 31, 2024, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$160.76 or US$125.32. The average PSU-ROIC for the period ended on December 31, 2024 was 14.7%, exceeding threshold for the plan period, and the minimum share price condition was not met. As a result, the PSU-ROIC payout factor was 0.0%. The remaining 40% as subject to the TSR performance of CN measured against two comparator groups i) selected Class I railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2024. The Relative TSR performance of CN resulted in a Relative TSR payout factor of 50.0%. The 2022 PSU awards were equity-settled for all NEOs on February 24, 2025. Also includes the value as at December 31, 2024 of the DSUs that are vested (including quarterly dividends accumulated) under the terms of the VIDP based on the closing share price of the Company's common shares on the TSX of C$145.97. Units held under this deferred compensation plan are only payable upon cessation of employment (please refer to page 85 for more details on the Deferred Compensation Plans). The following table provides the breakdown, for each of the NEOs, of the market value of vested share-based awards that were not paid out or distributed on December 31, 2024:

Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed

NAME	2022 PSUs (C$)	ACCUMULATED DSUs (C$)	TOTAL (C$)
Tracy Robinson	1,732,067	3,185,935	4,918,002
Ghislain Houle	324,585	6,535,175	6,859,760
Rémi Lalonde	–	–	–
Dominique Malenfant	245,665	2,306,547	2,552,212
Derek Taylor	48,038	1,216,859	1,264,897
Patrick Whitehead	52,126	–	52,126

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value from incentive plans vested or earned by NEOs under the Company's incentive plans, including the annual incentive bonus, PSUs, DSUs and stock options earned during the financial year ended December 31, 2024.

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR[1] (C$)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR[2] (C$)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR[3] (C$)
Tracy Robinson	383,240	1,869,541	1,068,012
Ghislain Houle	815,429	324,585	356,781
Rémi Lalonde	–	–	322,543
Dominique Malenfant	412,686	431,134	327,472
Derek Taylor	121,345	48,038	297,231
Patrick Whitehead	31,922	56,872	297,231

(1) Represents the value of the potential gains (in-the-money only) from stock options granted under the MLTIP in 2020, 2021, 2022 and 2023 that vested during the 2024 financial year. Grants made prior to 2020 all vest over four years, with 25% of stock options vesting on each anniversary date, grants made in or after 2020 and before 2024 vest over five years, with 20% of stock options vesting on each anniversary date, and grants made in or after 2024 vest over four years, with 25% of stock options vesting on each anniversary date (see section "Management Long-Term Incentive Plan" starting on page 83 for a description of the Plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the stock option grant anniversary dates in 2024 and the exercise price, converted to Canadian dollars when applicable using the exchange rate on such vesting date (see "Currency Exchange Information" on page 90). This value has not been and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(2) Includes PSUs granted in 2022 that vested on December 31, 2024 under the Share Units Plan and the Company-matched DSUs that vested during the year. The PSU values included in the table have been calculated by multiplying the number of units granted by the applicable performance vesting factors (0.0% for ROIC units and 50.0% for TSR units) and by the closing price of the common shares on the NYSE on December 31, 2024 (US$101.51), converted to Canadian dollars based on the December 31, 2024 exchange rate of US$1 = C$1.4384 (i.e. US$101.51 × 1.4384 = C$146.01). The 2022 PSU awards were equity-settled for all NEOs on February 24, 2025. The DSU values included in the table have been calculated by multiplying the number of Company-matched DSUs that vested during 2024 by the closing share price of the common shares on the TSX on the vesting date of February 16, 2024 (C$175.06).

(3) Represents the amount of bonus earned under the AIBP for the financial year ended on December 31, 2024.

CN
Compensation Discussion and Analysis

82 CN | Management Information Circular 2025

Incentive Plan Awards – Value of Exercised Stock Options and Performance Share Units Paid During the Year

The following table lists the number of shares acquired and the value realized as a result of stock options exercised by NEOs in 2024 as well as PSUs that vested on December 31, 2024. For stock options exercised, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of CN common shares on the exercise date.

	STOCK OPTIONS		PSUs	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE (C$)	VALUE REALIZED ON DECEMBER 31, 2024 (C$)	TOTAL VALUE REALIZED (C$)
Tracy Robinson	–	–	1,732,067	1,732,067
Ghislain Houle	7,892	522,985	324,585	847,570
Rémi Lalonde	–	–	–	–
Dominique Malenfant	–	–	245,665	245,665
Derek Taylor	–	–	48,038	48,038
Patrick Whitehead	–	–	52,126	52,126

Management Long-Term Incentive Plan

The MLTIP was approved by the Company's shareholders on May 7, 1996 and amended on April 28, 1998; April 21, 2005; April 24, 2007; March 4, 2008; January 27, 2015; January 1, 2019, January 1, 2020, January 1, 2024 and April 26, 2024.

Eligible participants under the MLTIP are employees of the Company or its affiliates as determined by the Board. Grants cannot be made to non-employee directors under the MLTIP. The maximum number of common shares that may be issued under the MLTIP is 120,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the MLTIP, as at December 31, 2024.

Stock Options Outstanding and Available for Grant as of December 31, 2024

	NUMBER OF COMMON SHARES (#)	% OF OUTSTANDING COMMON SHARES
Stock options already granted and outstanding	3,214,964	0.5113%
Stock options issuable under the MLTIP	12,470,907	1.9832%
Shares issued following the exercise of stock options	104,314,129	16.5885%

Stock Options Granted under the MLTIP as at December 31, 2024, 2023 and 2022

The following table presents information concerning stock options granted under the MLTIP as at December 31 of the years indicated.

	2024	2023	2022
Number of stock options granted during the year	**387,310**	581,379	620,231
Number of employees who were granted stock options	**207**	189	174
Number of stock options outstanding at year end	**3,214,964**	3,280,755	3,284,231
Weighted average exercise price of stock options outstanding	**C$142.55**	C$127.64	C$119.08
Number of stock options granted as a % of outstanding shares[1]	**0.06%**	0.09%	0.09%
Number of stock options exercised	**407,949**	514,106	648,267

(1) Annual burn rate, as calculated in accordance with Section 613(p) of the TSX Company Manual.

As per the terms of the MLTIP, the maximum aggregate number of common shares with regard to which awards may be made to any participant under the MLTIP and under any other plan, which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. The maximum number of common shares issuable to insiders, at any time, under all security-based compensation, cannot exceed 10% of the issued and outstanding common shares and the number of common shares issued to insiders, within any one-year period, under the MLTIP and any other share compensation arrangements of the Company, shall be less than 10% of the issued and outstanding common shares. Under previous terms of the MLTIP, the maximum number of common shares underlying awards granted during any calendar year to any one participant was capped at 20% of the total number of common shares underlying awards granted during that calendar year. The MLTIP was amended upon approval by the Company's shareholders at the 2024 annual meeting of shareholders and such maximum no longer applies effective with the 2025 award. The maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the table under the heading "Stock Options Granted under the MLTIP as at December 31, 2024, 2023 and 2022", the number of stock options granted as a percentage of outstanding shares is well below the 1% limitation. Stock options are non-transferable except, in certain circumstances, upon the death of the holder of such stock options.

Stock Option Features

GRANT CURRENCY	SAME CURRENCY AS THE RECIPIENT'S SALARY
Exercise Price	At least equal to the closing share price of the common shares on the TSX or the NYSE (depending on the grant currency) on the grant date.
Term	10 years[1]
Vesting Criteria	Stock options may become exercisable on the anniversary date (**conventional stock options**) and/or upon meeting performance targets (**performance options**) as established for each grant. Since 2005 and except between January 1, 2020 and December 31, 2023, grants have been of conventional stock options, which vest over four years, with 25% of stock options vesting on each anniversary. Between January 1, 2020 and December 31, 2023, grants vested over five years, with 20% of stock options vesting on each anniversary. Since 2024, grants vest over four years, with 25% of stock options vesting on each anniversary.
Termination Conditions	Stock options shall be cancelled upon the termination of a participant's employment for cause or if the participant voluntarily terminates employment. In the event that a participant's employment is terminated by the Company other than for cause, all vested stock options held by such participant at the time of termination shall be cancelled three months after termination of the participant's employment, and all unvested stock options at time of termination shall be cancelled at termination. For awards made in 2019 and before, all stock options held by such participant continue to vest and shall be cancelled three months after termination of the participant's employment. In the case of retirement, stock options continue to vest and shall be cancelled four years after the retirement date. For awards made in 2019 and before, stock options continue to vest and shall be cancelled three years after the retirement date. Since January 1, 2019, in the event of a participant's death, all available stock options immediately vest and may be exercised by the estate within a period of twelve months from the date of death. In the event non-compete, non-solicitation, confidentiality or other conditions of the grant are breached, stock options shall be forfeited and cancelled. These conditions are subject to the discretion of the HRC Committee.

(1) The stock option period in respect of a particular award shall be specified by the HRC Committee, but in all cases shall end no later than the day preceding the tenth anniversary of the date of the award. Notwithstanding the foregoing, should the stock option period end during a blackout period or within ten business days after the end of a blackout period, the stock option period shall be extended by a period of 10 business days from the end of a blackout period.

CN Compensation Discussion and Analysis

CN | Management Information Circular 2025 83

84 CN | Management Information Circular 2025 At the 2007 annual meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the MLTIP. Such amendment provisions state that the Board or the HRC Committee, as provided in the MLTIP or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the MLTIP or suspend or terminate the MLTIP or amend the terms of any then outstanding award of stock options under the MLTIP (options) provided the Company obtains shareholder approval for: (i) Any amendment to the maximum number of common shares issuable under the MLTIP, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a Share Adjustment); (ii) Any amendment which would allow non-employee directors to be eligible for new awards under the MLTIP; (iii) Any amendment which would permit any option granted under the MLTIP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements); (iv) The addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the MLTIP reserve; (v) The addition in the MLTIP of deferred or performance share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company; (vi) Any reduction in the exercise price of an option after the option has been granted to a participant or any cancellation of an option and the substitution of that option by a new option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment; (vii) Any extension to the term of an outstanding option beyond the original expiry date, except in the case of an extension due to a blackout period; (viii) Any increase to the maximum number of common shares that may be issued: a. Under the MLTIP to any participant during any calendar year; or b. Under the MLTIP and under any other plan to any participant; and (ix) The addition in the MLTIP of any form of financial assistance and any amendment to a financial assistance provision, which is more favourable to participants. The terms of the MLTIP provide that the Board or the Human Resources and Compensation Committee, may, in their sole discretion, amend the MLTIP without shareholder approval, including, without limitation, with respect to the following: (i) amendments of a “housekeeping” or clerical nature as well as any amendment clarifying any provision of the MLTIP; (ii) a change to the vesting provisions of an option or of the MLTIP; (iii) a change to the termination provisions of an option or the MLTIP which does not entail an extension beyond the original expiry date; (iv) any change described in section 10 of the MLTIP (“Reorganization of share capital”); and (v) suspending or terminating the MLTIP. No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of options previously granted under the MLTIP, unless the rights of the participants have terminated in accordance with the MLTIP. On March 4, 2008, the MLTIP was amended to include a “double-trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based stock options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason (refer to “Change of Control Provisions” on page 68 for more details on such amendments). On January 27, 2015, the MLTIP was amended to make certain changes to the retirement definition. Before January 27, 2015, the retirement definition of the MLTIP was based on the retirement definition of pension plans. All reporting and non-reporting Company insiders were subject to a retirement definition providing for a minimum retirement age of 55. The amended retirement definition maintains the retirement age at 55 and introduces a minimum continuous service condition of five years to be eligible for continued vesting and exercise of stock options upon retirement. In late 2018, the Board approved changes to the MLTIP which became effective as of January 1, 2019. The retirement definition of the MLTIP was amended for awards made in 2019 and after, to the earlier of (i) 55 years of age and 12 years of continuous service, or (ii) 60 years of age and seven years of continuous service. Another amendment was also made to remove the three-month continued vesting provision in case of involuntary termination without cause for awards made in 2019 and after. The vested stock options at the time of involuntary termination without cause remain exercisable for a period of three months from the termination date; however no stock options become vested during such three-month period. Finally, the MLTIP was amended to provide immediate vesting of all stock options in case of death of the participant. In July 2019, the Board approved changes to the MLTIP that became effective as of January 1, 2020. The vesting period of the stock options for awards made in 2020 and after was increased from a four-year period, with 25% of the stock options granted that vest on each anniversary date over the first four years of the grant, to a five-year period, with 20% of the stock options granted that vest on each anniversary date over the first five years of the grant. Finally, the time period to exercise stock options upon retirement for awards made in 2020 and after was increased from three to four years following the retirement date to align with the change to the vesting period. In October 2023, the Board also approved changes to the MLTIP that became effective as of January 1, 2024. The retirement definition of the MLTIP was amended for awards made in 2024 and after, to the earlier of (i) 55 years of age and 10 years of continuous service, (ii) 60 years of age and 5 years of continuous service, or (iii) 65 years of age. This amendment is not subject to shareholder approval and was effected at the Board’s discretion pursuant to the terms of the MLTIP. The grant agreements were also updated to provide that the vesting period of the stock options is reduced to revert to a four-year period, with 25% of the stock options granted that vest on each anniversary date over the first four years of the grant. In October 2023, the Board also approved to remove the limitation providing that the number of common shares underlying awards granted under the MLTIP during any calendar year to any one participant be capped at 20% of the total number of common shares underlying awards granted during that calendar year. This amendment was subject to shareholder approval and was effected at the April 26, 2024 annual shareholder meeting, when shareholders voted FOR the adoption of the MLTIP amendment resolution and as such, the LTI weighting of the President and CEO in 2025 is the same as NEOs given the 20% cap on stock options no longer applies. Compensation Discussion and Analysis

CN | Management Information Circular 2025 85 Deferred Compensation Plans The VIDP was introduced by the Company in 2002. This plan allows NEOs and other executives to elect to defer up to 100% of their annual bonus into DSUs remitted upon retirement or termination of employment. A DSU is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional DSUs, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the closing share price on the deferral date. Deferral elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount executives can defer to DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section on “Stock Ownership” under “Other Key Compensation Programs of the Company” on page 67 for a detailed description). The Company also credits a Company match equal to 25% of the number of DSUs resulting from an eligible deferral. These Company-matched DSUs vest over a period of four years (25% per year) from the deferral date. Due to its tax effectiveness and the additional match provided by the Company, this plan offers an opportunity for executives to increase their ownership in CN, linking their future returns to the Company's share price performance. In October 2014, CN modified its VIDP to settle future award payouts in CN common shares purchased on the open market rather than cash. The changes affect DSU awards made in 2016 and after. As a result, amounts deferred in DSUs after January 1, 2016 are settled in shares upon retirement or termination (including vested Company-matched DSUs as well as notional dividends accrued over the deferral period and subject to mandatory waiting periods or monthly instalments for eligible U.S. taxpayers). Following the modification of the VIDP, eligible employees were offered a one-time election to settle past DSU awards in CN common shares purchased on the open market rather than cash and according to the plan terms. No modification to the nature of the deferrals under the AIBP plan can be made, unless the Board approves an amendment to the plans. Pension Plan Benefits Pension Plans and Other Retirement Arrangements CN Pension Plan (CNPP) and CN Pension Plan for Senior Management (CNPPSM) Mr. Houle participates in the CNPP and CNPPSM, which are federally-registered defined benefit pension plans designed to provide retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Under the CNPP, pensionable earnings consist of base salary and overtime. Under the CNPPSM, pensionable earnings include base salary, overtime, and bonuses paid by the Company under the AIBP, up to the employee’s target bonus level. In 2024, the aggregate annual retirement benefit payable under both plans was subject to a maximum of C$3,610 per year of pensionable service and was calculated as follows: • 1.7% of highest average earnings up to the average year’s maximum pensionable earnings (the YMPE) as defined under the Quebec/ Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years) Plus, • 2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years). Effective April 1, 2024, all non-unionized employees participating in the CNPP and CNPPSM transferred to CN’s defined contribution retirement plans for future accruals. Accumulation of pensionable service and increases in pensionable earnings after March 31, 2024 are not included in the calculation of CNPP and CNPPSM benefits as accumulated benefits are frozen as of that date. Under both the CNPP and CNPPSM, if the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement from active employment, the participant is eligible to receive an immediate, unreduced pension, subject to the Company’s consent. Retirement benefits vest immediately when participation begins. Special Retirement Stipend Employees who participate in the CNPP and who became an executive or a senior management employee prior to January 1, 2021 also participate in a non-registered, supplemental executive retirement program called the Special Retirement Stipend (the SRS). SRS participants enter into an agreement with the Company, which includes confidentiality, non-compete, and non-solicitation clauses. Mr. Houle signed an SRS agreement. The annual amount payable under the SRS equals 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension payable under the CNPP and CNPPSM (C$190,775 in 2024), multiplied by the number of years of pensionable service (maximum 35 years). Effective April 1, 2024, all participants of the SRS were transferred to CN’s defined contribution retirement plans. Accumulation of pensionable service and increases in pensionable earnings after March 31, 2024 are not included in the calculation of SRS benefits as accumulated benefits are frozen as of that date. Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee’s target bonus level. If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS benefit, subject to the conditions set out in the SRS agreement. SRS benefits for employees who entered into an SRS agreement prior to July 1, 2002, vest after two years of employment. For employees who entered into an SRS agreement on or after July 1, 2002, the SRS benefits become vested if the employee remains in active service for two years and until the age of 55. In any case, SRS benefits become vested if the employee is involuntarily terminated from employment without cause. SRS retirement benefits are paid out of operating funds. Compensation Discussion and Analysis

86 CN | Management Information Circular 2025 Defined Contribution Pension Plan for Executives and Senior Management (DCPP) Ms. Robinson and Messrs. Houle, Lalonde and Malenfant participate in the DCPP. The DCPP is a federally-registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006, had a one-time opportunity to either join the DCPP or maintain participation in the CNPP and CNPPSM mentioned above. Mr. Houle elected to remain in the CNPP and CNPPSM. Executives and senior management employees hired on or after January 1, 2006, automatically join the DCPP. Effective April 1, 2024, all non-unionized employees participating in the CNPPSM were transferred to the DCPP. Ms. Robinson and Messrs. Houle, Lalonde and Malenfant contribute 9% of their pensionable earnings in the DCPP and the Company matches 100% of their contributions. Total contributions are subject to the maximum contribution imposed by the Canadian Income Tax Act (C$32,490 in 2024). Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. All contributions vest immediately and are invested in various investment funds as selected by the participant. No withdrawal or distribution is permitted prior to employment termination. Defined Contribution Supplemental Executive Retirement Plan (DC SERP) Ms. Robinson and Messrs. Houle, Lalonde and Malenfant participate in the DC SERP. The DC SERP is a non-registered defined contribution pension plan designed to provide executives and senior management employees with retirement benefits in excess of the Canadian Income Tax Act limit applicable to the DCPP described above. Once contributions have reached the limit prescribed by the Canadian Income Tax Act in the DCPP in a given year, an amount equal to employer and employee contributions in excess of the limit is gradually credited by the Company into a notional account under the DC SERP. These notional contributions vest after two years of employment. Employees do not contribute to the DC SERP. By default, notional contributions accrue investment credits using investment options as selected by the participant in the DCPP. However, participants can make a different investment election under the DC SERP. No withdrawal or distribution is permitted prior to employment termination. Payment of DC SERP benefits accrued since January 1, 2011 are subject to certain confidentiality, non-compete, non-solicitation, and other covenants. Canadian National Railway Company Savings Plan for U.S. Operations (401(k) Plan) Messrs. Taylor and Whitehead participate in the 401(k) Plan, which is a defined contribution retirement plan qualified under Section 401(a) of the Internal Revenue Code offered to U.S.-based CN employees. Non-unionized employees participating in the 401(k) Plan may elect to defer up to 100% of their pensionable earnings in the plan and the Company contributes an amount equal to 50% of the first 6% of the pensionable earnings an employee elects to defer to the 401(k) Plan (Matching Contribution). Both employee deferrals and Matching Contributions are subject to annual limits imposed by the U.S. Internal Revenue Code. All Matching Contributions vest immediately. Messrs. Taylor and Whitehead receive an additional non elective contribution for non-unionized employees of 3.5% of pensionable earnings (Management Contribution). Management Contributions vest after three years of employment. Pensionable earnings include base salary and are subject to the annual compensation limit imposed by the Internal Revenue Code (C$496,248 in 2024). The total of all contributions to the 401(k) Plan – employee deferrals, Matching Contributions and Management Contributions for any employee in a plan year are subject to an annual limit imposed by the Internal Revenue Code (C$99,250 in 2024). All contributions are invested in various investment funds as selected by the participant. Canadian National Railway Defined Contribution Supplemental Executive Retirement Plan (US DC SERP) Messrs. Taylor and Whitehead participate in the US DC SERP. The US DC SERP is a non-qualified defined contribution pension plan designed to provide U.S.-based CN executives and senior management employees with supplemental retirement benefits in addition to the 401(k) Plan described above. The Company credits contributions to a notional account under the US DC SERP. Employees do not contribute to the US DC SERP. The annual contribution percentage credited to executives by the Company depends on age and service as follows: POINTS (SUM OF AGE AND SERVICE) % OF PENSIONABLE EARNINGS Up to 39 5% 40 – 49 6% 50 – 59 7% 60 and above 8% Mr. Taylor receives an additional transition contribution of 10% of pensionable earnings, to which certain executives and senior management employees who transferred from the DB SERP to the US DC SERP on April 1, 2024 are eligible. Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. These notional contributions vest after two years of employment. A participant’s notional contributions accrue investment credits as if invested in a default investment option unless the participant makes other investment elections. No withdrawal or distribution is permitted prior to employment termination. Distributions after termination of employment are made in the number of instalments elected by the participant. Payment of US DC SERP benefits accrued since January 1, 2011 are subject to certain confidentiality, non-compete, non-solicitation, and other covenants. Pension Plan for Employees of CN US Subsidiaries (DBPP) Mr. Taylor participates in the DBPP. This qualified defined benefit pension plan is designed to provide retirement benefits equal to 0.4% of the highest average earnings plus 0.3% of the highest average earnings in excess of the Railroad Retirement Board average covered compensation (C$161,561 in 2024) multiplied by the number of years of credited service (maximum 35 years). Highest average earnings are defined as the average pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of base salary and overtime and are capped at the average of the US Internal Revenue Code limit, over the last five years (C$447,342 in 2024). The retirement benefit is payable without reduction at age 65 or age 60 if the employee has 30 years of credited service or 30 years of Railroad Retirement Board service at termination of employment. Retirement benefits vest after five years of employment. Effective April 1, 2024, all participants in the DBPP were transferred to the 401(k) Plan and are since eligible to the Management Contribution. Accumulation of pensionable service and increases in pensionable earnings after March 31, 2024 are not included in the calculation of DBPP benefits. Compensation Discussion and Analysis

2001 Supplemental Retirement Plan for Employees of CN US Subsidiaries (DB SERP)

Mr. Taylor participates in the DB SERP. The DB SERP is a non-qualified, unfunded defined benefit pension plan. It is designed to provide executives and senior management employees with retirement benefits equal to 2% of their highest average earnings, multiplied by the number of years of credited service (maximum 35 years) minus the offsets described hereinafter. Highest average earnings are defined as the average pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee's target level. The DB SERP pension is offset by:

i. the pension accrued under the DBPP;
ii. the U.S. Railroad Retirement Board Tier 2 pension; and
iii. the amount of a single life annuity that can be purchased with the 3% maximum employer matching contributions available under the 401(k) plan.

Effective April 1, 2024, all DB SERP participants were transferred to the US DC SERP. Accumulation of pensionable service and increases in pensionable earnings after March 31, 2024 are not included in the calculation of DB SERP benefits.

DB SERP benefits for employees who joined the plan prior to July 1, 2002 vest after five years of employment. For employees who joined the plan on or after July 1, 2002, DB SERP benefits vest only if the employee remains in active service for five years and until the age of 55. In any case, DB SERP benefits vest if the employee is involuntarily terminated from employment without cause.

Generally, the DB SERP pension benefit is payable without reduction at age 65 or age 60 if the participant has 30 years of credited service or 30 years of Railroad Retirement Board service at termination of employment. Participants had until December 31, 2008 to elect to receive their lifetime pension benefit at a different age than the above retirement ages, but no earlier than six months after retirement or termination of employment. Retirement benefits accrued and vested prior to January 1, 2005 are not subject to the six-month delay. Retirement benefits cannot be paid earlier than age 55. Effective July 15, 2010, the DB SERP was amended to include certain confidentiality, non-compete, non-solicitation and other covenants as a condition of payment of retirement benefits accruing as of the effective date.

Defined Benefit Plans Table

The following amounts have been calculated using the actuarial assumptions disclosed in Note 17 – Pensions and Other Post-retirement Benefits of the 2024 Annual Report and in Note 18 – Pensions and Other Post-retirement Benefits of the 2023 Annual Report, available on the Company's website at www.cn.ca and on SEDAR+ at **www.sedarplus.ca**. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company's defined benefit registered pension plans and non-registered supplemental pension arrangements for 2024 and are in Canadian dollars.

		ANNUAL BENEFITS PAYABLE			COMPENSATORY CHANGE (C$)(1)					
NAME	NUMBER OF YEARS OF CREDITED SERVICE AS OF DECEMBER 31, 2024 (#)	AT YEAR END(2) (C$)	AT AGE 65(3) (C$)	OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION(4) (C$)	SERVICE COST	IMPACT OF SALARY/ BONUS(5)	IMPACT OF PLAN CHANGES	TOTAL	NON-COMPENSATORY CHANGE(6) (C$)	CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION(4) (C$)
Ghislain Houle	26.57	724,000	724,000	9,598,000	82,000	(152,000)	–	(70,000)	884,000	10,412,000
Derek Taylor	23.83	327,000	327,000	2,158,478	24,601	(25,788)	–	(1,187)	427	2,157,718

(1) The change in present value that is attributable to compensation includes the service cost net of employee contributions and, the impact of any increase in earnings in excess or below what was assumed to be granted in the future. The service cost net of employee contributions is the estimated value of the employer portion of benefits accrued during the calendar year.

(2) Annual benefits payable at year end represent accrued benefits as at December 31, 2024 (based on pensionable earnings and service up to March 31, 2024 as per retirement plan changes effective on April 1, 2024), payable at age 65 or at unreduced retirement date, if earlier. Actual benefits payable at year end would have been reduced for employees not yet eligible for unreduced benefits.

(3) The projected pension reflects the retirement plans changes effective on April 1, 2024. Pensionable earnings and service up to March 31, 2024, are used in the calculation.

(4) The present value of the defined benefit obligation is the value of the benefits accrued for all service to the specified point in time.

(5) For Mr. Houle, highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years determined as of March 31, 2024, whichever is greater. For Mr. Taylor, highest average earnings are defined as the average pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months determined as of March 31, 2024. For Messrs. Houle and Taylor, the impact of the salary change is negative in 2024 mainly given their pensionable earnings for that year were lower than expected and reduced their highest average earnings used to calculate their pension benefits projected at retirement.

(6) The change in present value that is attributable to non-compensatory elements includes changes in assumptions, change in currency, interest cost, employee contributions and experience gains and losses (other than for difference in earnings). For Mr. Taylor, the impacts on the present value at the end of 2024 relating to non-compensatory elements were mainly due to an increase in the discount rate and interest on the benefit obligation. This was offset by the increase in the exchange rate. For Mr. Houle, the impacts on the present value at the end of 2024 relating to non-compensatory elements were mainly due to an increase in the exchange rate from C$ to US$ and interest on the benefit obligation. This was partially offset by experience gains when applicable.

Defined Contribution Plans Table

The table below includes amounts from the Company's registered and non-registered defined contribution plans.

NAME	ACCUMULATED VALUE AT START OF YEAR (C$)	COMPENSATORY AMOUNT(1) (C$)	NON-COMPENSATORY AMOUNT(2) (C$)	ACCUMULATED VALUE AT YEAR END (C$)
Tracy Robinson	687,122	494,242	146,252	1,327,616
Ghislain Houle	–	115,464	18,136	133,600
Rémi Lalonde	–	137,277	29,120	166,397
Dominique Malenfant	717,252	222,479	127,676	1,067,407
Derek Taylor	1,321,572	143,718	409,088	1,874,378
Patrick Whitehead	223,254	108,776	78,206	410,236

(1) Represents employer contributions and notional contributions in the non-registered defined contribution plan.

(2) Represents employee contributions, if any, investment gains and losses and notional investment credits and losses.

Compensation Discussion and Analysis

CN | Management Information Circular 2025 87

Non-Registered Plans Table

The following table provides the total present value of CN's non-registered defined benefit and defined contribution plans. These amounts were determined using the actuarial assumptions disclosed in Note 17–"Pensions and Other Post-retirement Benefits", on page 98 of the 2024 Annual Report and in Note 18 – Pensions and Other Post-retirement Benefits, on page 99 of the 2023 Annual Report, available on the Company's website at www.cn.ca and on SEDAR+ at **www.sedarplus.ca**. Amounts include the value of pension benefits for active, deferred and retired executive and senior management participants for 2024.

PLANS	OPENING PRESENT VALUE OF BENEFIT OBLIGATION (C$)	CLOSING PRESENT VALUE OF BENEFIT OBLIGATION (C$)
Non-Registered Defined Benefit Plans in Canada and the U.S.	366,300,000	361,600,000
Non-Registered Defined Contribution Plans in Canada and the U.S.	11,455,000	17,022,000

(1) The decrease in the present value at the end of 2024 for defined benefit plans was mainly due to an increase in the discount rates and the impact of benefit payments. This was partially offset by interest on the benefit obligations and an increase in the currency exchange rate.

Termination and Change of Control Benefits

The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, Change of Control or a change in responsibilities of a NEO, other than as described below with respect to the President and CEO, and other than the conditions provided in the compensation plans, and summarized as follows:

	RESIGNATION	INVOLUNTARY TERMINATION		RETIREMENT[3]	CHANGE OF CONTROL	TERMINATION FOR CAUSE
Annual Incentive Bonus Plan	Forfeits eligibility for the plan	Entitled to a bonus based on corporate financial, safety and strategic performance metrics and prorated on active service in plan year (minimum of three months)		Entitled to a bonus based on corporate financial, safety and strategic performance metrics and prorated on active service in plan year (minimum of three months), subject to providing a three-month notice period prior to retirement	No specific provision	Forfeits eligibility for the plan
Stock Options[1]	All stock options are cancelled	**Grants made before January 2019** Continued vesting for three months Exercise of vested stock options within three months or otherwise forfeited Subject to compliance with the non-compete non-solicitation and confidentiality provisions	**Grants made since January 2019** Exercise of vested stock options upon involuntary termination within three months or otherwise forfeited Subject to compliance with the non-compete non-solicitation and confidentiality provisions	**Grants made before January 2020:** continued vesting for three years if the executive remains in continuous and active service until the last day of the year in which the grant was made; exercise of vested stock options within three years or otherwise forfeited **Grants made since January 2020:** continued vesting for four years if the executive remains in continuous and active service until the last day of the year in which the grant was made; exercise of vested stock options within four years or otherwise forfeited Subject to compliance with the non-compete, non-solicitation and confidentiality provisions	If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason[2] within two years of the Change of Control	All stock options are cancelled
Performance Share Units[1]	All PSUs are cancelled	**Grants made since January 2019** Partial payout if performance measures are met and prorated based on the number of months of active service during the plan period Subject to compliance with the non-compete, non-solicitation and confidentiality provisions		Full payout if performance measures are met and if the executive remains in continuous and active service until March 31 of the year following the year in which the grant was made Subject to compliance with the non-compete, non-solicitation and confidentiality provisions	If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason[2] within two years of the Change of Control	All PSUs are cancelled
Deferred Share Units	Payment of all vested units, including the vested Company-matched DSUs	Payment of all vested units, including the vested Company-matched DSUs		Payment of all vested units, including the vested Company-matched DSUs	Immediate vesting of unvested Company-matched DSUs	Payment of all vested units, including the vested Company-matched DSUs
Registered Pension Plans	Payment of vested benefits	Payment of vested benefits		Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Non-Registered Pension Plans and Arrangements[1]	Payment of vested benefits	Payment of vested benefits Subject to compliance with the non-compete, non-solicitation and confidentiality provisions		Payment of vested benefits Subject to compliance with the non-compete, non-solicitation and confidentiality provisions	Payment of vested benefits	Payment of vested benefits, except for SRS benefits which are forfeited

(1) In the event of resignation, involuntary termination, retirement or Change of Control, the payment of awards or vested benefits is subject to certain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive provisions as per the respective plan rules and arrangements.

(2) A resignation for good reason may take place only during the 24 months following a Change of Control if (i) the executive is required to relocate one's office or home base to a location that is outside a 100-kilometre radius of one's office or home base immediately prior to the Change of Control or (ii) the executive is assigned a set of responsibilities and/or the employment or continued employment of the executive on terms and conditions that are not the substantial equivalent of such executive's set of responsibilities and/or terms and conditions of employment in effect immediately prior to the Change of Control.

(3) For awards made between 2019 and 2023, the retirement definition for the PSUs and the stock options refers to the earlier of (i) 55 years of age and 12 years of continuous service, or (ii) 60 years of age and 7 years of continuous service. The same definition also applies to the AIBP starting on January 1, 2020. For awards made in 2024 and after under the MLTIP, the retirement definition refers to the earlier of (i) 55 years of age and 10 years of continuous service, (ii) 60 years of age and 5 years of continuous service, or (iii) 65 years of age. Refer to "Management Long-Term Incentive Plan". The same definition also applies to the AIBP starting on January 1, 2025.

CN Compensation Discussion and Analysis

88 CN | Management Information Circular 2025

Involuntary Termination

In the event of an involuntary termination, NEOs would receive a severance amount generally in line with applicable legal requirements. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated according to the terms of the plans under which they were granted, as described in the summary "Termination and Change of Control Benefits" table on page 88.

President and CEO

CN has provided Ms. Robinson with certain severance and other termination provisions deemed to be appropriate in the circumstances surrounding her recruitment as President and CEO. Pursuant to her employment arrangement, Ms. Robinson would have received a cash severance amount in the event of an involuntary termination without cause prior to January 31, 2023 equal to two times annual base salary plus two times target annual bonus under the AIBP, payable over a 24-month period.

Retirement

Had Ms. Robinson retired on December 31, 2024, she would have been eligible to receive her accumulated DCPP and DC SERP account balance. Mr. Houle was eligible for unreduced retirement benefits as at December 31, 2024, and he would have been eligible to receive his accumulated DCPP and DC SERP account balances had he retired as of that date. Mr. Lalonde would have been eligible to receive his accumulated DCPP but would have forfeited his DC SERP benefits had he retired on December 31, 2024. Had Mr. Malenfant retired on December 31, 2024, he would have been eligible to receive his accumulated DCPP and DC SERP account balance. Mr. Taylor was not eligible to retire as at December 31, 2024 under the DBPP nor DB SERP. He would have been eligible to a deferred benefit under the DBPP and would have forfeited his DB SERP benefits. He would have been eligible to receive his accumulated 401(k) and his US DC SERP account balances had he retired as at December 31, 2024. Had Mr. Whitehead retired on December 31, 2024, he would have been eligible to receive his accumulated 401(k) and his US DC SERP account balances.

Had Ms. Robinson, Messrs. Houle, Lalonde, Malenfant, Taylor, and Whitehead retired on December 31, 2024, no other material payments or benefits would have been payable. Share-based awards, option-based awards and other benefits are treated according to the terms of the plans under which they were granted, as described in the summary "Termination and Change of Control Benefits" table on page 88.

Change of Control

The following table shows the incremental benefits that NEOs would have been entitled to had there been a Change of Control on December 31, 2024.

NAME	SHARE UNITS PLAN[1] (C$)	STOCK OPTIONS[1] (C$)	DEFERRED SHARE UNITS[2] (C$)	TOTAL (C$)
Tracy Robinson	–	–	621,746	621,746
Ghislain Houle	–	–	–	–
Rémi Lalonde	–	–	–	–
Dominique Malenfant	–	–	353,938	353,938
Derek Taylor	–	–	36,521	36,521
Patrick Whitehead	–	–	–	–

(1) NEOs would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the Change of Control.

(2) NEOs would be eligible for immediate vesting of the unvested Company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see "Deferred Compensation Plans" section on page 85 for a description of the VIDP). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2024 (C$145.97).

CN Compensation Discussion and Analysis

CN | Management Information Circular 2025 89

Currency Exchange Information

Compensation disclosed in the "Statement of Executive Compensation" section that is paid in U.S. dollars was converted to Canadian dollars using the following currency exchange rates:

	EXCHANGE RATE USED	ACTUAL RATE US$1 = C$X
Salary All other compensation	AVERAGE RATE DURING THE YEAR:	
	2024	1.3698
	2023	1.3497
	2022	1.3013
Annual incentive bonus plan	WHEN BONUS IS EARNED (I.E. DECEMBER 31):	
	December 31, 2024	1.4384
	December 31, 2023	1.3243
	December 31, 2022	1.3554
Pension value, Value of unexercised in-the-money options, Market value of share-based awards that have not vested, Non-equity incentive plan compensation – Value earned during the year, Termination scenarios – incremental costs	DECEMBER 31 (DECEMBER 31 OF PRIOR YEAR FOR PENSION VALUE):	
	December 31, 2024	1.4384
	December 31, 2023	1.3243
	December 31, 2022	1.3554
	December 31, 2021	1.2637
Option-based awards – Value vested during the year	ACTUAL VESTING DATE OF APPLICABLE GRANTS:	
	November 28, 2024	1.4014
	November 15, 2024	1.4090
	September 21, 2024	1.3569
	September 1, 2024	1.3492
	June 15, 2024	1.3734
	May 5, 2024	1.3686
	March 15, 2024	1.3542
	February 28, 2024	1.3577
	January 30, 2024	1.3398
	January 28, 2024	1.3453
	January 27, 2024	1.3453
	January 26, 2024	1.3453

CN
Compensation Discussion and Analysis

90 CN | Management Information Circular 2025

CN | Management Information Circular 2025 91 Securities Authorized for Issuance Under Equity Compensation Plans The table below indicates, as at December 31, 2024, certain information with respect to the MLTIP. PLAN CATEGORY NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (#) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (C$) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN) (#) Equity compensation plans approved by securityholders 3,214,964 142.55 12,470,907 Equity compensation plans not approved by securityholders Nil Nil Nil TOTAL 3,214,964 142.55 12,470,907 Indebtedness of Directors and Executive Officers As at the date hereof, none of the Company’s (or any of the Company’s subsidiaries’) current or former directors or officers are indebted towards the Company or any of its subsidiaries, whether in connection with the purchase of common shares of the Company or otherwise. Interest of Informed Persons and Others in Material Transactions Management of the Company is not aware of any material interest, direct or indirect, of any informed person (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries. Shareholder Proposals Shareholder proposals to be considered at the 2026 annual meeting of shareholders must be received at the head office of the Company between December 3, 2025 and January 31, 2026 (inclusively) to be included in the Information Circular for such annual meeting. Proposals should be sent by email to corporate.secretary@cn.ca or by mail to the attention of the Corporate Secretary’s Office at the following address: Corporate Secretary’s Office, Law Department Canadian National Railway Company 935 de La Gauchetière Street West, 16th Floor Montreal, Quebec, Canada H3B 2M9 Availability of Documents The Company is a reporting issuer in Canada and the U.S. and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR+ at www.sedarplus.ca and on the SEC website at www.sec.gov through EDGAR, or may be obtained on request from the Corporate Secretary of the Company by calling (514) 399-7091 or Investor Relations at (514) 399-0052. Approval The Board has approved the contents of this Information Circular and its sending to the shareholders, to each director and to the auditors of the Company. Cristina Circelli Vice-President, Corporate Secretary and General Counsel March 10, 2025 Other Information Other Information

92 CN | Management Information Circular 2025 The Board has oversight responsibility for the stewardship of CN and its business and is accountable to shareholders for the performance of CN. The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of creating value for shareholders and taking into account the interests of other stakeholders. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board, in consultation with management, establishes and is responsible for the company’s strategic direction and its overall policies. In doing so, the Board provides governance and stewardship to CN which consists of reviewing corporate strategy, assigning responsibility to management for achievement of that strategy, establishing limitations on the authority delegated to management and overseeing performance against approved objectives and overseeing the appropriate capital allocation framework for CN. The Board regularly reviews CN’s strategic plan to ensure that it continues to be responsive to the changing business environment in which CN operates. The Board has decision making responsibility and approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles of Continuance and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. The Board can delegate approval of matters to a committee or seek a recommendation from a committee for approval by the Board. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time. As the Board has overall plenary power, this mandate is intended not to limit the powers of the Board but to assist the Board in the exercise of its powers and the fulfillment of its duties. The Board shall meet at least six times a year and as necessary. The non-executive Board members shall meet at or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not independent, an executive session including only independent directors shall be held at every Board meeting. Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other executive management of CN upon request. In fulfilling its oversight and decision-making responsibilities, the Board shall have unrestricted access to management and authority to select, retain, terminate, and approve the fees of any independent legal, accounting, or other advisor to assist it in fulfilling its responsibilities. Among its activities that derive from its stewardship and decision-making responsibilities, are the following responsibilities: Schedule “A” | Mandate of the Board A. Strategic Planning • Strategic Planning. The Board will, in consultation with management, establish and approve CN’s strategic direction and objectives. In this regard, the Board will: • adopt a strategic planning process and oversee the formulation of CN’s strategic direction; • review and approve, on at least an annual basis, CN’s strategic plan and framework which take into account, among other things, the opportunities and risks of the business, environment, social and governance matters, emerging trends, including emerging technologies and artificial intelligence, and the competitive environment in the rail industry; • develop an in-depth knowledge of the business, understand and question the assumptions underlying CN’s strategic and business plans and framework and reach an independent judgment as to the probability that the strategic plan and framework can be realized; • review and approve all major initiatives, corporate decisions and transactions, as well as applicable funding transactions; • approve strategic, business and capital allocation plans and policies within which management will operate in relation to capital expenditures, acquisitions and dispositions; • monitor the implementation and effectiveness of the execution and fulfillment of CN’s approved strategic, business and capital allocation plans and policies; and • review, monitor and evaluate material technological advancements and initiatives which may impact the Company and the rail industry and ensure alignment with CN’s strategic direction and objectives. • Corporate Performance Evaluation. Having regard to CN’s broad strategic objectives, the Board will review and, if advisable, approve goals or metrics against which corporate performance will be measured. In this regard, the Board will: • determine, from time to time, the appropriate criteria, targets and budgets against which to evaluate corporate and executive performance; • monitor and evaluate performance against such criteria; and • review and approve management’s operational plans so that they are consistent with CN’s long-term goals. B. Executive Oversight • Succession Planning. The Board shall, through the HRC Committee, oversee the succession planning processes of CN and shall choose the President and Chief Executive Officer (the “President and CEO”) and oversee the process for the selection of the President and CEO and each of the executive officers and their development. The Board shall monitor and review the performance of the President and CEO and of the executive officers who report directly to the President and CEO taking into consideration Board expectations and fixed objectives and is kept informed of the performance of all other executive officers. The Board shall approve the President and CEO’s corporate strategic goals and objectives and approve annually the compensation of the President and CEO and each of the executive officers who report directly to the President and CEO. • Appointment of Officers. The Board shall appoint as officers of the Company all the executive officers as well as, pursuant to CN’s By-Laws, the Treasurer and Corporate Secretary and, from time to time, such other executive management, as it deems appropriate. Schedule A

CN | Management Information Circular 2025 93 • Management Incentives. The Board shall, through the HRC Committee, ensure that an appropriate portion of the President and CEO and executive management compensation is tied to both the short and longer-term performance of CN and aligned to the Company’s strategic goals and objectives. • Training and Retention. The Board shall, through the HRC Committee, take all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of competence and integrity. C. Corporate Governance • Governance. The Board shall, through the GS Committee, monitor and review CN’s corporate governance policies and practices. In this regard, the Board will: • annually review and approve its mandate; • monitor the size and composition of the Board to favour effective decision-making; • ensure that a majority of CN’s directors have no direct or indirect material relationship with CN and determine who, in the reasonable opinion of the Board, are independent pursuant to applicable legislation, regulation and listing requirements; • develop appropriate qualifications and criteria for the selection of Board members, including criteria for determining director independence; • approve the list of Board nominees for election by shareholders and fill Board vacancies, as applicable; • adopt and review orientation and continuing education programs for directors;. • oversee the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-executive directors as a group; • ensure a Board succession and renewal plan is in place; • take all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN; • monitor and review, as appropriate, CN’s approach to governance issues and monitor and review, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback; • monitor and review, as appropriate, stakeholder and Indigenous feedback, and the potential for shareholder activism; and • take all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver, including transactions involving CN and related parties. • Committees. The Board shall establish such committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities. In this regard, the Board will: • develop and review as appropriate such mandates as the Board may determine and delegate from time to time to such committees or other persons any of the Board’s responsibilities that lawfully may be delegated; • appoint the Chair from among the independent directors; • appoint members of each committee of the Board, in consultation with the relevant committee chair; and • consider recommendations of the GS Committee from time to time regarding the composition and mandates of the committees of the Board. • Position Descriptions. The Board shall develop, adopt and regularly review position descriptions for the Chair of the Board and Committee Chairs. • Director Evaluation. The Board shall develop appropriate qualifications and criteria for the regular performance assessment of the Board, Board committees, Board and Committee Chairs and individual directors and determine their remuneration. D. Risk Management, Financial Reporting, Internal Controls • Risk Management. The Board shall, through the AFR Committee, ensure that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business and strategy, including climate change and other environmental, social and governance risks. The Board shall satisfy itself as to the effective oversight of risk management of individual risks, through the receipt of periodic reporting from the Chair of the AFR Committee and the Chairs of such other committees of the Board which have been delegated responsibilities for specific risks. • Financial Reporting and Internal Controls. The Board shall, through the AFR Committee, monitor the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing: • the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure; • the review of the AFR Committee on external auditors’ independence and qualifications; • the performance of CN’s internal audit function and of CN’s external auditors; and • CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security). • Communications. The Board shall adopt communications and disclosure policies and monitor CN’s investor relations programs. E. Capital Allocation • Operating and Capital Plans. Following the Board’s approval of CN’s strategic plan, the Board shall review and approve CN’s annual operating plans, capital expenditures programs and capital allocation plans, including CN’s capital structure and cash flows and the alignment of these plans to CN’s long-term strategy. The Board shall also monitor performance against these plans through the AFR Committee. • Significant Expenditures. The Board shall review and approve significant capital (budgeted and non-budgeted) and other expenditures, sales and leases of assets and any other transactions, including any mergers and acquisition transactions, that could alter, impact or otherwise materially affect CN’s financial or corporate structure, and off-balance sheet items, as well as projected and actual returns from investments, in each case that exceed any delegation of authority to management. • Dividends and Share Repurchases. The Board shall review and approve CN’s shareholder distributions, including with respect to dividends and share repurchases. • Significant Investments. The Board shall, through the AFR Committee, receive regular reports from management on the status and risks related to CN’s significant or strategic investments, such that the Board may monitor the execution of such investments against objectives and oversee any related risks. Schedule A

94 CN | Management Information Circular 2025 F. Sustainability, Environment, Safety and Security • Sustainability, Environment, Safety and Security Policies and Practices. The Board shall, through the GS Committee and the SE Committee (as specified in their respective mandates), monitor and review CN’s sustainability, environment, safety and security policies and practices. In this regard, the Board will: • evaluate on an ongoing basis, the Company’s sustainability strategy, targets, and performance against targets, and whether CN’s resources are being managed in a manner consistent with ethical considerations and stakeholder’s interests and in order to enhance shareholder value; • assess and monitor CN’s overall sustainability and environmental, safety and security policies and practices, including CN’s Climate Action Plan and the company’s progress against its set targets under such plan; • review, monitor and evaluate technological advancements, Artificial Intelligence and digital transformation initiatives, including related to sustainability and safety; • review and monitor human rights matters that have the potential to affect CN and its supply chain (including forced labour or child labour) and annually review and approve, based on the recommendation of the GS Committee, CN’s annual statement and report regarding the prevention and reduction of risks associated with the use of forced labour or child labour; and • as part of the strategic planning process, evaluate and review public issues of significance that may affect CN’s business, operations and stakeholders, including social, political and environmental trends and both the opportunities and risks to CN’s business that each presents. G. Pension Fund Matters • Pension Policies and Practices. The Board shall, through the AFR Committee (as specified in its mandate) and the Pension Advisory Working Committee (a management level committee), monitor and review, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (“CN’s Pension Trust Funds”). Schedule A

CN | Management Information Circular 2025 95 The following are reports of each Board committee for the meetings held during 2024 and up to March 10, 2025. These reports provide details on the activities of each committee, but are not meant to be exhaustive. The full Charter of each Committee is available in our Corporate Governance Manual available on our website at www.cn.ca. Schedule “B” | Reports of the Committees Report of the Audit, Finance and Risk Committee The role of the Audit, Finance and Risk (AFR) Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s financial reporting, enterprise risk management monitoring, financing plans and programs, internal controls, and internal and external auditors. In addition, following our most recent Annual Meeting of Shareholders on April 26, 2024, the former Pension and Investment Committee was disbanded, and oversight of CN’s pension plan funding activities and the performance and investment activities of the CN Investment Division was reallocated to the AFR Committee. CURRENT MEMBERS Margaret A. McKenzie (Chair), Shauneen Bruder, David Freeman, Susan C. Jones, Robert Knight, Michel Letellier Highlights The AFR Committee, in accordance with its mandate: Financial Information • reviewed and recommended for approval annual and quarterly results, Management’s Discussion and Analysis and the Annual Report and the earnings press releases of the Company, including with respect to financial outlook and guidance; • reviewed the independent auditors’ reports on the consolidated financial statements and the internal controls over financial reporting of the Company; • reviewed financial information contained in the Annual Information Form, the Form 40-F and other reports requiring Board approval; • reviewed and approved the AFR Committee Report and other AFR Committee-related information appearing in the Information Circular; • reviewed the compliance of management’s certification of financial reports with applicable legislation; • reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto; • reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles and/or methods; and • held private meetings with certain members of management. Internal Auditors • reviewed internal audit activities throughout 2024; • reviewed and approved the Internal Audit Plan; • monitored the Internal Audit function’s performance, its responsibilities, staffing, budget and the compensation of its members; and • held private meetings with internal auditors. External Auditors • reviewed and approved the results of the external audit; • reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors; • evaluated and monitored the qualifications, performance and independence of the external auditors, and discussed audit partner rotation; • recommended to the Board the appointment, remuneration and other terms of engagement of the Company’s external auditors; • reviewed the external auditors’ audit planning report; • discussed, approved and oversaw the disclosure of all audit, review and attestation services provided by the external auditors; • determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations; and • held private meetings with external auditors. Risk Management • reviewed the Company’s risk assessment process, including risk oversight and risk management policies under the Enterprise Risk Management program, including as it relates to information technology risk and cybersecurity and data governance risk management, pension risk management, and crisis management; • received periodic updates on the transition of the Enterprise Risk Management program to the financial planning function; • received periodic updates from management on ongoing legal matters; • assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements; and • received updates on legislation and regulation in Canada regarding the rules for enhanced sustainability disclosures. Schedule B

96 CN | Management Information Circular 2025 Internal Control • received management’s report assessing the adequacy and effectiveness of disclosure controls and procedures and systems of internal control; • reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters and employee concerns regarding accounting or auditing matters; and • reviewed minutes of the Corporate Disclosure Committee meetings. Financial Policies and Strategy • provided oversight with respect to CN’s capital structure, cash flows and key financial ratios; • made recommendations to the Board with respect to the Company’s financial policies and practices and financial matters affecting the Company including the capital allocation strategy, capital performance plan and capital budget; • reviewed and recommended for approval amendments to the CN Standing Resolutions on Delegation of Authority; • reviewed CN’s capital allocation plan and strategy regarding distributions to shareholders, including strategy with respect to dividends and share repurchases; • reviewed the integration of sustainability initiatives in the Company’s procurement strategy; • monitored general economic and industry developments; and • reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies. Financing • reviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure, financing plan and short-term investments; • recommended for approval a new base shelf prospectus for the issuance of an aggregate principal amount of C$6 billion of debt securities; and • approved potential debt offerings in the Canadian and U.S. markets and related hedging transactions. Financial Activities • reviewed Treasury and transactional activities; • reviewed decisions related to derivative financial instruments; • reviewed and recommended for approval new share repurchase programs and reviewed related repurchasing approaches and progress reports; • made recommendations to the Board with respect to the declaration of dividends; • reviewed and recommended for approval the rolling three-year sourcing strategy and reviewed progress made under such plan; • reviewed, recommended for approval and monitored significant capital and other expenditures for strategic projects, equipment and rail infrastructure, as well as material purchases of products and services; • reviewed and recommended for approval significant growth opportunities, including acquisitions and divestitures and material partnerships; • reviewed and recommended for approval the Business Plan and Capital Plan Framework of the Company and the Company’s annual Budget; and • reviewed and recommended for approval the continued use of the end user exemption for derivative instruments under the Dodd Frank Act. Pension and Investment • approved the overall pension risk management strategy and reporting thereon to the Board; • reviewed and recommended to the Board actuarial valuations and funding of CN’s pension plans; • reviewed the independent auditors’ reports on the financial statements of CN’s Canadian Pension Plans; and • reviewed and recommended for approval amendments to the mandate of the Pension Advisory Working Committee, including its membership, and to the Standing Resolution on CN investments. Other • reviewed and received periodic updates on investor relations and overall investor expectations; and • monitored the tax affairs of the Company. Committee Mandate Performance • reviewed and recommended for approval the revised mandate of the AFR Committee; and • reviewed the processes in place to evaluate the performance of the AFR Committee and assessed the committee’s performance, and was satisfied therewith. Submitted by the members of the AFR Committee. Schedule B

CN | Management Information Circular 2025 97 Report of the Governance and Sustainability Committee Following our most recent Annual Meeting of Shareholders on April 26, 2024, the former Governance, Sustainability and Safety Committee was renamed the Governance and Sustainability (GS) Committee and oversight of environment, safety and security matters was reallocated to the newly-formed Safety and Environment (SE) Committee. The role of the GS Committee is to assist the Board in fulfilling its oversight responsibilities in relation to governance and sustainability which includes, among other matters, developing, reviewing and monitoring criteria for selecting directors and identifying candidates for nomination for election as directors; reviewing the corporate governance guidelines applicable to the Company; and overseeing the Company’s overall sustainability framework. CURRENT MEMBERS Denise Gray (Chair), Shauneen Bruder, Justin M. Howell, Michel Letellier, Margaret A. McKenzie Highlights The GS Committee, in accordance with its mandate: Composition of the Board and its Committees • reviewed the size and composition of the Board and assisted the Board in determining Board Committee size, composition and mandate; • reviewed with external advisors and recommended for approval the revised Board Committee structure and composition for further alignment with the Company’s enhanced focus on strategic topics and enterprise risks; • reviewed and recommended updates to the Corporate Governance Manual, including to reflect the revised Committee structure and mandates; • reviewed directors’ independence and financial literacy; • conducted a comprehensive review of the Company’s Board competency matrix and recommended for approval updates thereto for better alignment with the Company’s circumstances and needs taking into account market practice; • identified potential Board candidates with a focus on the Board’s desired skills and competencies, geographical representation and inclusion goals, and recommended director nominees for the next annual meeting of shareholders; and • reviewed director succession and board renewal. Performance of the Board and its Committees • reviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members. Director Compensation • reviewed and recommended for approval the compensation structure and levels for non-executive Board members. Continuing Education for Directors • monitored and reviewed the orientation and continuing education programs for directors. Corporate Governance Initiatives • monitored disclosure of corporate governance practices, including the Statement of Corporate Governance Practices disclosure in the Information Circular, in accordance with applicable rules and regulations; • reviewed and recommended for approval the Company’s corporate disclosure, including the Information Circular, the Annual Information Form, and the Annual Report; • recommended to the Board a date and format for the annual meeting of shareholders; • received updates on relevant legal and regulatory developments, including as it relates to sustainability disclosure requirements in Canada and the United States; • assisted the Board with the oversight of the Company’s corporate governance and monitored legal and regulatory requirements, as well as best practices; • reviewed, monitored and oversaw compliance with CN’s Code of Business Conduct, and recommended for approval updates thereto; • reviewed and recommended for approval revisions to the Company’s Insider Trading and Reporting Policy and the Communications Policy; • reviewed the annual report of CN’s Ombudsman; and • ensured CN adopted a proper risk governance framework across Board committees. Sustainability • reviewed the Company’s sustainability strategy and goals (other than specific goals related to the environment, climate change and safety), including evolving investor expectations related thereto, and monitored CN’s performance thereon; • reviewed CN’s inclusion strategy and related progress reports; and • oversaw the Company’s sustainability and governance disclosures, including CN’s statement of corporate governance practices and the Company’s 2024 annual report pursuant to Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act. Stakeholder and Indigenous Relations • reviewed feedback from shareholders and shareholder associations; • reviewed and discussed with management the investor engagement plan for 2024 and beyond; • reviewed and discussed with management the overall stakeholder engagement strategy for 2024 and looking ahead to 2025; and • reviewed and discussed with external advisors the Indigenous Reconciliation Action Plan and the ambitions thereunder. Community Investment • reviewed and approved the Company’s general donations and sponsorships strategy and objectives; and • reviewed and approved the Company’s 2024 budget for donations and sponsorships. Committee Performance • reviewed and recommended for approval the revised mandate of the GS Committee; and • reviewed the processes in place to evaluate the performance of the GS Committee and assessed the committee’s performance, and was satisfied therewith. Submitted by the members of the GS Committee. Schedule B

98 CN | Management Information Circular 2025 Report of the Safety and Environment Committee The Safety and Environment (SE) Committee was established following our previous Annual Meeting of Shareholders on April 26, 2024. The role of the SE Committee is to assist the Board in fulfilling its oversight responsibilities in relation to environmental matters and safety, including, among other matters, overseeing, assessing and monitoring the Company’s policies, practices and metrics relating to safety and environmental matters, including climate change and reviewing performance thereunder; assessing advancements in operating technology, including the risks and opportunities of adopting or exploring such technologies; and assessing risks related to the environment (including those presented due to climate change), safety, and security. CURRENT MEMBERS Susan C. Jones (Chair), Shauneen Bruder, David Freeman, Denise Gray, Al Monaco, Jo-ann dePass Olsovsky Highlights The SE Committee, in accordance with its mandate: Safety • reviewed CN’s safety strategy and oversaw the review of CN’s safety performance and related management action plans, and ensured safety initiatives were fully aligned with and reinforced CN’s safety culture and ambition to be the safest Class I railroad in North America; • reviewed material regulatory developments as it relates to safety and discussed the anticipated impact thereof on operations; • assessed the Company’s key safety metrics and monitored its progress against its goals; • reviewed safety targets set out in CN’s compensation plan; • reviewed and discussed the Company’s key safety initiatives and winter readiness plan; and • received updates on significant safety and security matters from management, including updates on cybersecurity risk management. Environment • oversaw and monitored the Company’s environmental strategy, including its decarbonization strategy and reviewed the Company’s Climate Action Plan, and biodiversity strategy; • assessed and monitored the Company’s key environmental metrics (including those relating to climate change) and progress against established goals; • reviewed environmental targets set out in CN’s compensation plan; • reviewed and recommended for approval the Company’s material sustainability disclosures, including its Climate Action Plan Report; • reviewed material legal and regulatory developments on climate risk management and governance; and • assessed and reviewed material environmental and climate-related risks and discussed the Company’s risk mitigation strategy. Operating Technology • reviewed the Company’s operating technology strategy and monitored such operating technologies and initiatives, including related material investments and risks. Committee Mandate and Performance • reviewed and recommended for approval the mandate of the SE Committee; and • reviewed the processes in place to evaluate the performance of the SE Committee and assessed the committee’s performance, and was satisfied therewith. Submitted by the members of the SE Committee. Schedule B

CN | Management Information Circular 2025 99 Report of the Human Resources and Compensation Committee The role of the Human Resources and Compensation (HRC) Committee is to assist the Board in fulfilling its oversight responsibility in relation to human resources and compensation matters, including, among other matters, monitoring executive management’s performance assessment, compensation, and succession planning and reviewing and overseeing the Company’s human resources practices. In addition, following our most recent Annual Meeting of Shareholders on April 26, 2024, the former Pension and Investment Committee was disbanded, and the HRC Committee assumed responsibility for oversight of certain executive compensation matters relating to the CN Investment Division. CURRENT MEMBERS Jo-ann dePass Olsovsky (Chair), Shauneen Bruder, Justin M. Howell, Robert Knight and Al Monaco Highlights The HRC Committee, in accordance with its mandate: Succession Planning • analyzed succession pipeline to mitigate risk and bring greater emphasis on diverse talent, including in-depth functional talent reviews; • reviewed leadership teams and functional organizational structures to ensure strong incumbent fit, including supplementing talent and skills with external hires; and • identified how best to monitor performance and create key indicators to assess and measure delivery against value allocation. President and CEO Compensation • reviewed corporate goals, objectives and priorities relevant to the President and CEO; and • evaluated the President and CEO’s annual performance based on the established corporate goals, objectives and priorities and recommended compensation based on this evaluation, for approval by the independent Board members. Appointment of Executive Officers • recommended the appointment of executive officers and approved the terms and conditions of their appointment and termination or retirement, as needed. Executive Compensation • conducted a comprehensive market review of CN’s compensation practices for executive management to ensure the Company’s compensation strategy was aligned with CN’s goal of attracting and retaining strong talent; • reviewed the validity of CN’s benchmark group used in determining the compensation of executives; • reviewed and discussed the shareholder engagement plan as it relates to executive compensation matters; • reviewed and recommended for approval amendments to CN’s incentive plans, including the U.S. ESIP and to metrics under the AIBP; • reviewed the evaluation of the performance of the President and CEO’s direct reports and recommended to the Board their compensation; • monitored and discussed with external advisors any potential risks that could arise from CN’s compensation programs and practices, while ensuring proper risk identification and mitigation practices were in place; • reviewed and recommended proposed targets under the AIBP, performance targets related to PSUs as well as the aggregate LTI grant envelope; and • closely monitored bonus outlook, as well as PSU vesting outlook and recommended to the Board payout under the AIBP. Executive Compensation Disclosure • reviewed new material legal and regulatory requirements regarding human resources and executive compensation matters, notably regarding executive compensation disclosure and best practices; and • reviewed and recommended for approval by the Board the report on executive compensation for inclusion in the Information Circular. Compensation Philosophy • monitored the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short- and longer-term performance of the Company; and • reviewed and recommended for approval amendments to the policy relating to the positioning of total direct compensation for executives. Pension Plans • in conjunction with the Executive Vice-President and CFO, evaluated the annual performance assessment of the President and Chief Executive Officer of the CN Investment Division; • conducted a comprehensive market review of the defined contribution pension plans; • reviewed and recommended for approval the consolidation of CN’s pension plan and the CN Pension Plan for Senior Management; and • reviewed and recommended for approval the terms of reference of the Canadian Defined Contribution Pension Plans Committee. Human Resources Initiatives • monitored pension and strategic labour and social issues, including periodic updates on labour relations and negotiations; • monitored the Company’s inclusion strategy, goals and progress thereon with respect to executive management positions; • reviewed and recommended for approval the adoption of a new human capital management system; • reviewed and discussed strategies for hiring, training, engaging, and developing talent; and • reviewed culture and engagement strategies and programs. Committee Mandate and Performance • reviewed and approved amendments to the HRC charter; • retained the service of independent compensation advisors to help it carry out its responsibilities and approved appropriate fees for such services; and • reviewed the processes in place to evaluate the performance of the HRC Committee and assessed the HRC committee’s performance, and was satisfied therewith. Submitted by the members of the HRC Committee. Schedule B

100 CN | Management Information Circular 2025 National Instrument 52-110 — Audit Committees of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer to our Annual Information Form — section “9.2 Audit, Finance and Risk (AFR) Committee Disclosure” and “Schedule A – Charter of the Audit, Finance and Risk Committee” — available on SEDAR+ at www.sedarplus.ca and on our website at www.cn.ca, under “Investors” for a description of the education and relevant experience of the AFR Committee members and with regards to the charter of our AFR Committee. The AFR Committee met six times in 2024, and held in camera sessions at each meeting. The report of the AFR Committee, set forth in Schedule “B” of this Information Circular, outlines the major subject areas reviewed by the AFR Committee during the year, in compliance with its mandate. Schedule “C” | Additional Audit, Finance and Risk (AFR) Committee Disclosure Non-Audit Services The mandate of the AFR Committee provides that the AFR Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s AFR Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the AFR Committee. Audit Quality and Comprehensive Review of External Auditor The AFR Committee oversees and monitors the qualifications, independence and performance of our external auditor. In 2022, the AFR Committee conducted a comprehensive review of CN’s external auditor to ensure audit quality as required by the AFR Committee’s Mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review covered the five-year period ended December 31, 2021 with emphasis on the last two years. The comprehensive review was broader and deeper than the AFR Committee’s annual auditor assessment and focused on the following key factors affecting audit quality: • independence, objectivity and professional skepticism of the external auditor; • quality of the external auditor’s engagement team; and • quality of the communications and interactions between the AFR Committee and the external auditor. The comprehensive review was led by the Chair of the AFR Committee with discussion and review by the full committee at three committee meetings in 2022. The AFR Committee engaged CN’s internal auditor to collect data, conduct interviews and summarize findings in connection with the comprehensive review. In total, interviews were conducted with 19 participants including representatives from CN management, KPMG and AFR Committee members (including two former Chairs of the committee). The interview questions and the additional documents and data collected were all linked to an Audit Quality Indicators Framework to facilitate the AFR Committee’s review and discussion. The AFR Committee determined that a key consideration of the comprehensive review was to address any possible risk of institutional familiarity resulting from KPMG serving as the external auditor of CN since 1992. The AFR Committee reviewed this item through the following lenses: • Regulatory Requirements and Trends – in Canada and the U.S., the regulatory requirement continues to be audit partner rotation every seven and five years, respectively, with a five year cooling off period. Recent publications and research in both countries continue to support this practice along with the periodic comprehensive review of the external auditor rather than broadening the statutory scope to require periodic audit firm rotation; • Audit Tenure Benchmarking – as part of the data gathered in connection with the comprehensive review, the auditor tenure of the top 25 TSX listed companies and the Class I North American Railroads was reviewed. In both cases, the average audit tenure was greater than 25 years. • Analysis of audit partner rotation – the AFR Committee reviewed a detailed analysis of the partner rotation schedule including rotations and cooling off periods for each of the lead engagement partner as well as all other audit partners assigned to the CN audit to confirm that mandatory rotation schedules had been followed. The AFR Committee completed the comprehensive review in July 2022 and determined it was satisfied with the audit quality provided by KPMG. To further enhance the quality of the audit, the AFR Committee recommended the following improvements to the process: • Beginning in 2022, the amount of non-audit services provided to CN by KPMG must be less than 25% of the total. This threshold is reviewed annually by the AFR Committee as part of its ongoing oversight. • Audit partner rotation to include partners from offices other than Montreal, even if not required by rules, to further enhance audit partner independence. • Comprehensive review to be conducted every five years with annual assessments based on audit quality indicators following each audit. • Enhanced communication to shareholders and other stakeholder with respect to AFR Committee oversight of external auditor. Schedule c

CN | Management Information Circular 2025 101 AFR Committee Report Regarding Internal Control Over Financial Reporting The AFR Committee periodically received management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2024 fiscal year. The Company’s external auditors, KPMG, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (PCAOB) in the U.S., and an independent audit of the effectiveness of internal controls over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. GAAP. The AFR Committee has discussed with KPMG the matters required to be discussed by the PCAOB Auditing Standards No. 16 (Communication With Audit Committees) and CPA Handbook – Assurance Section 260 (Communications With Those Charged With Governance) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act. KPMG provided the AFR Committee with written disclosures required by Rule 3526 of the PCAOB. The AFR Committee has discussed with KPMG the firm’s independence from the Company. A formal written statement describing all relationships between KPMG and the Company was remitted to the AFR Committee and it includes a written confirmation that KPMG are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent public accountants with respect to the Company within the meaning of all relevant U.S. professional and regulatory standards, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3520 of the PCAOB. Based on this review and these discussions, the AFR Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and be included in the Company’s annual report on Form 40-F for the year ended December 31, 2024 filed with the SEC. Education and Relevant Experience of the AFR Committee Members The Board of Directors believes that the composition of the AFR Committee reflects a high level of financial literacy and experience. As required in the charter of the AFR Committee, all members of the Committee are financially literate, as such term is defined under Canadian and U.S. securities laws and regulations and the NYSE Corporate Governance Standards, and several members of the AFR Committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each AFR Committee member. In determining if a director is an “audit committee financial expert” under the rules of the SEC, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions. All members of the AFR Committee are financially literate and several members are audit committee financial experts under the rules of the SEC. Schedule C

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